amwell

Proxy Statement & Annual Report

2025



Dear Fellow Stockholder:

As we reflect on the milestones and achievements of the past year, I extend sincere gratitude for your continued support and investment in our company as together, we strive to make healthcare more affordable and accessible to all.

During 2024, we advanced our business in ways that put us much closer to unlocking the value of Amwell and advancing our mission to modernize healthcare with our unified platform. Together with our partners at Leidos, we are successfully launching our full solution across the U.S. Military Health System, the most significant growth initiative in our history. We are also undertaking meaningful quality of revenue and margin initiatives that are resulting in steady, improvements in our adjusted EBITDA. We are successfully refining our business to deliver on the expectations of stakeholders, advancing us to generate positive cash flow during 2026, with a robust cash position.

It was a transformative year for Amwell. During the year, we refreshed and refined our strategy. We increased our focus on our core mission and matured our company to deliver efficiently. We also prepared to realize the potential of our unified technology-enabled care platform.

Below are a few 2024 financial highlights:

- Recorded Total Revenue of $254.4 million

- Achieved subscription revenue of $115.5 million

- Recorded AMG visit revenue of $116.5 million

- Reported gross margin of 39%

- Net loss was ($212.6) million compared to ($679.2) million

- Total visits were 5.9 million

- Cash and short-term securities as of year-end were approximately $228.3 million.

On the heels of this progress, we entered 2025 with momentum and unprecedented focus – with market dynamics working in our favor.

Outside Amwell, we observe two trends that could help accelerate our growth: growing consumer readiness to start their healthcare journey online, and expansion in innovators offering new and improved technology enabled clinical programs. With our success in strategic deployments like the Military Health System, we believe we have cemented our role as the technology-enabled care partner that healthcare organizations are turning to as they seek to modernize and achieve operational and clinical goals. Here is how we are seeing this play out:

- As more patients go online to get care, our platform offers a single, delightful patient experience to help orchestrate access to a large and growing number of clinical programs.

- Payers and health systems value being able to offer one comprehensive technology enabled care solution fully embedded in their own digital assets. They see the benefit of having a common patient care access pathway, making patient acquisition and retention more effective.

- Payers and health systems also like the flexibility of dynamically choosing their preferred set of clinical programs and offering different ones to varied patient cohorts. They desire the convenience and efficiency of having Amwell integrate relationships with multiple clinical program vendors.

- Finally, our investments in a common, longitudinal, patient-centric data structure is resonating with payers and health systems. They see it as a powerful instrument to improve navigation and patient experience, with the promise of unified analytics and reporting.

In addition, as more innovators leverage technologies like Artificial Intelligence and machine learning to offer more effective clinical programs, they too reach out to us. Integrating with the Amwell platform allows them to reduce customer acquisition costs, demonstrate better engagement and drive results. We are encouraged by the clarity of our value proposition and the way it is resonating across our market.

With our healthy balance sheet and improved financial visibility, we have high conviction in our path to profitability supported by the following top priorities:

- The first is Growth. We will work to deliver excellence, showcase our value and accelerate growth by working with our strategic partners and by expanding our presence within existing clients.

- The second is realizing a higher mix of highly predictable, recurring revenue. Adding several more third-party clinical solutions to our platform, bolstering our high margin revenue contribution over time.

- Finally, and critically important, our third priority is efficiency. We will continue reducing our overall costs while focusing on our core Amwell portfolio of services, centering the energies of our company behind monetizing our platform.

In summary, during 2025, we will pursue these key initiatives as we continue to enable the digital aspirations of healthcare organizations with long term, profitable growth well within our sight. At the foundation of these priorities is our continued focus on our core values: Customer First, One Team and Deliver Awesome.

As we turn the page to a new year, we begin with an unprecedented focus on our key operational initiatives for the year which center on unlocking value in our company and pursuing our mission.

You are cordially invited to attend the 2025 Annual Meeting of Stockholders of Amwell, to be held Wednesday, June 11, 2025 at 1:00 p.m. eastern time via the following link: www.virtualshareholdermeeting.com/AMWL2025. We plan to post details of this virtual meeting on our investor relations website at https://investors.amwell.com. We encourage you to check this website prior to the 2025 Annual Meeting of Stockholders if you plan to attend.

Whether or not you plan to attend the meeting, I encourage you to review the enclosed information and vote your shares. Thank you for your continuing interest in Amwell. We value your ongoing support and we are committed to delivering transformative solutions in healthcare, and to creating sustainable long-term value for our stockholders.

Sincerely,

Ido Schoenberg, Chairman and Chief Executive Officer

AMERICAN WELL CORPORATION
NOTICE OF 2025 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD June 11, 2025

Dear Stockholders:

We are pleased to notify you that we will hold the 2025 annual meeting of stockholders (the "Annual Meeting") on Wednesday, June 11, 2025 at 1:00 p.m. eastern time. The Annual Meeting will be in a virtual meeting format at *www.virtualshareholdermeeting.com/AMWL2025*.

At the Annual Meeting, stockholders will be asked to consider and vote upon the following matters, all of which are discussed in greater detail in the accompanying proxy statement:

1. Electing the director-nominees named in the proxy statement;

2. Ratifying the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2025; and

3. Approving, on an advisory basis, the compensation paid to our named executive officers.

We will also consider and act upon any other matters that properly come before the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on April 14, 2025 may vote at the meeting or any postponement(s) or adjournment(s) of the meeting.

Under Securities and Exchange Commission rules that allow companies to furnish proxy materials to shareholders over the Internet, we have elected to make our proxy materials available to all of our stockholders over the Internet. We will be able to provide stockholders with the information they need, while at the same time conserving natural resources and lowering the cost of delivery. On or about April 23, 2025, we will commence sending to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our proxy statement for our 2025 annual meeting of stockholders and our 2024 annual report to stockholders. The Notice also provides instructions on how to vote online or vote by phone and includes instructions on how to receive a paper copy of the proxy materials by mail.

Whether you plan to attend the Annual Meeting or not, it is important that you cast your vote either by remote communication at the meeting or by proxy. You may vote over the Internet, telephone or by mail. You are urged to vote in accordance with the instructions set forth in this proxy statement. We encourage you to vote by proxy so that your shares will be represented and voted at the meeting, whether or not you can attend.

In order to attend the meeting online and vote your shares electronically during the meeting, you must register in advance at *www.virtualshareholdermeeting.com/AMWL2025* prior to the meeting. Upon completing your registration, you will receive further instructions via email, including your unique links that will allow you to access the meeting. Further information about how to attend the Annual Meeting online and vote your shares is included in the accompanying proxy statement.

Thank you for your ongoing support of and interest in American Well Corporation.

By order of the Board of Directors,

Anna Nesterova

Anna Nesterova
Head of Legal

TABLE OF CONTENTS

PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS OF AMERICAN WELL CORPORATION
TO BE HELD June 11, 2025

This proxy statement (this "Proxy Statement") and Notice of the 2025 Annual Meeting of Stockholders are being provided to you in connection with the solicitation of proxies by our Board of Directors for use at our 2025 Annual Meeting of Stockholders, and any adjournments or postponements thereof (the "Annual Meeting"). The Annual Meeting will be held on Wednesday, June 11, 2025 at 1:00 p.m. eastern time, via live audio webcast at *www.virtualshareholdermeeting.com/AMWL2025*. Stockholders of record at the close of business on April 14, 2025 are invited to attend the Annual Meeting and are entitled to vote on the proposals described in this Proxy Statement.

On or about April 23, 2025, we made available this Proxy Statement and the attached Notice of 2025 Annual Meeting of Stockholders to all stockholders entitled to vote at the Annual Meeting, and we began sending the Notice Regarding the Availability of Proxy Materials to all stockholders entitled to vote at the Annual Meeting. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, containing our financial statements for the fiscal year ended December 31, 2024, accompanies the Proxy Statement and forms part of the proxy materials.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE STOCKHOLDER MEETING TO BE HELD ON JUNE 18, 2024

This Proxy Statement and our Annual Report on Form 10-K are available for viewing, printing and downloading at *www.virtualshareholdermeeting.com/AMWL2025*. To view these materials, please have your 15-digit control number(s) available that appears on your proxy card.

Additionally, you can find a copy of our Annual Report on Form 10-K and the Proxy Statement on the website of the Securities and Exchange Commission (the "SEC"), at www.sec.gov, or in the "SEC Filings" tab of the "Investor Relations" section of our website at www.americanwell.com. You may also obtain a printed copy of our Annual Report on Form 10-K, free of charge, by sending a written request to: Catherine Riley, Corporate Paralegal, American Well Corporation, 75 State Street, 26th Floor, Boston, MA 02109. Exhibits, if any, will be provided upon written request and payment of an appropriate processing fee.

INFORMATION ABOUT THE ANNUAL MEETING

Why am I receiving this Proxy Statement?

American Well is soliciting proxies for the Annual Meeting. You are receiving a Proxy Statement because you owned shares of American Well common stock at the close of business on April 14, 2025, the record date for the Annual Meeting, which entitles you to vote at the Annual Meeting. By use of a proxy, you can vote whether or not you attend the Annual Meeting. This Proxy Statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

What is the purpose of the Annual Meeting?

At the Annual Meeting, the stockholders will be asked to consider and vote upon the following matters:

1. Electing the director-nominees named in this Proxy Statement;

2. Ratifying the appointment of PricewaterhouseCoopers LLP as American Well's independent registered public accounting firm for the fiscal year ending December 31, 2025; and

3. Approving, on an advisory basis, the compensation paid to our named executive officers.

We will also consider and act upon any other matters that properly come before the Annual Meeting or any adjournment or postponement thereof. If any other matter properly comes before the stockholders for a vote at the online meeting, however, the proxy holders will vote your shares in accordance with their best judgment.

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules adopted by the SEC, we are permitted to furnish proxy materials, including this Proxy Statement and our 2024 Annual Report, to our stockholders by providing access to such documents on the Internet instead of mailing printed copies. If you received a Notice of Internet Availability of Proxy Materials (the "*Notice*") by mail, you will not receive a printed copy of the proxy materials. Most stockholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice, which was mailed to our stockholders, will instruct you as to how you may access and review all of the proxy materials on the Internet. The Notice also instructs you as to how you may submit your proxy on the Internet. If you would like to receive a paper copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice. If you vote by Internet or telephone, please do not also mail your proxy card.

When is the record date for the Annual Meeting?

The record date for the meeting is April 14, 2025. Only stockholders of record at the close of business on that date are entitled to vote at the meeting. At the close of business on the record date, there were 14,162,309 shares of Class A common stock outstanding, 1,369,518 shares of Class B common stock outstanding and 277,777 shares of Class C common stock outstanding.

A list of stockholders entitled to vote at the Annual Meeting will be available for examination on the Internet through the virtual web conference during the Annual Meeting.

To how many votes am I entitled?

Each share of Class A and Class C common stock are entitled to one vote per share on all matters presented for a vote, except that Class C common stock will not have the right to vote for elections of directors. Holders of Class B common stock are collectively entitled to a number of votes equal to the product of (x) 1.0408163 and (y) the total number of votes that would be cast by the holders of the Class A and Class C common stock, resulting in the Class B common stock collectively holding 51% of the voting power of all outstanding securities. Each share of Class B common stock is entitled to a number of votes equal to the total number of votes held by all Class B common stock divided by the total number of then outstanding shares of Class B common stock. Shares of Class B common stock are held by our co-founders, Dr. Ido Schoenberg and Dr. Roy Schoenberg, who have agreed to vote together as a group.

What is the difference between being a stockholder of record and a beneficial owner?

Many of our stockholders hold their shares through stockbrokers, banks, or other nominees, rather than directly in their own names. As summarized below, there are some differences between being a stockholder of record and a beneficial owner.

Stockholder of record: If your shares are registered directly in your name with our transfer agent, Broadridge Financial Solutions, Inc., you are the stockholder of record, and these proxy materials are being sent directly to you. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals named on the proxy card and to vote at the Annual Meeting.

Beneficial owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by your broker, bank or other nominee, who is considered to be the stockholder of record. As the beneficial owner, you have the right to tell your nominee how to vote, and you are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you obtain a legal proxy from your broker, bank or nominee authorizing you to do so. Follow the instructions during the registration process for the Annual Meeting.

Your nominee has sent you instructions on how to direct the nominee's vote in advance of the meeting through the voting instruction card. You may vote by following those instructions.

I share an address with another stockholder. What do I do if we received only one paper copy of the proxy materials and want additional copies, or we received multiple copies and want only one?

The proxy rules of the SEC permit companies and intermediaries, such as brokers and banks, to satisfy proxy statement delivery requirements for two or more stockholders sharing an address by delivering one proxy statement to those stockholders. This procedure, known as "householding," reduces the amount of duplicate information that stockholders receive and lowers our printing and mailing costs. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will promptly deliver a separate copy of the Notice and, if applicable, our annual

report and proxy materials, to any stockholder of record at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, such stockholder of record may contact Catherine Riley, Corporate Paralegal, American Well Corporation, 75 State Street, 26th Floor, Boston, MA 02109, or by calling (617) 204-3500 or by emailing catherine.riley@amwell.com. Beneficial holders may contact their bank, brokerage firm, or other nominee to request information about householding.

Conversely, if stockholders of record living at the same address received multiple copies of our Notice and, if applicable, annual report and proxy materials, you may request delivery of a single copy by contacting Catherine Riley as set forth above. Beneficial holders may contact their bank, brokerage firm, or other nominee to request a single copy of the Notice and, if applicable, proxy materials and annual report.

How can I vote my shares in advance of the online meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the online meeting. If you are a stockholder of record, you may vote by proxy. You can vote by proxy over the Internet or telephone by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by mail pursuant to instructions provided on the proxy card. If you hold shares beneficially in street name, you may also vote by proxy over the Internet or telephone, or, if you requested to receive printed proxy materials, you can also vote by mail by following the voting instruction card provided to you by your broker, bank, trustee or nominee.

Can I revoke my proxy and change my vote?

You may revoke your proxy at any time before it is voted by notifying the Head of Legal in writing, by returning a signed proxy with a later date, by transmitting a subsequent vote over the Internet or by telephone prior to the close of the Internet voting facility or the telephone voting facility, or by attending the meeting and voting in person. If your stock is held in street name, you must contact your broker or nominee for instructions as to how to change your vote.

How is a quorum reached?

The presence, in person or by proxy, of holders of at least a majority of the total voting power of all outstanding securities generally entitled to vote at the Annual Meeting is necessary to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and "broker non-votes" (i.e., shares represented at the meeting held by brokers, bankers or other nominees as to which instructions have not been received from the beneficial owners or persons entitled to vote such shares and, with respect to one or more but not all proposals, such brokers or nominees do not have discretionary voting power to vote such shares), if any, will be counted for purposes of determining whether a quorum is present for the transaction of business at the meeting.

How can I vote my shares during the online meeting?

The Company will be hosting the Annual Meeting live online. After registration and receiving the links, you can attend the Annual Meeting live online at *www.virtualshareholdermeeting.com/AMWL2025*. The webcast will start at 1:00 p.m. eastern time. You may vote while attending the meeting online.

Shares held in your name as the stockholder of record may be voted by you, while the polls remain open, at *www.virtualshareholdermeeting.com/AMWL2025* during the meeting. You will need your control number found in the Notice or proxy card. Shares held beneficially in street name may be voted by you at the meeting only if you obtain a legal proxy from the broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the online meeting, we recommend that you also submit your proxy or voting instructions as described above so that your vote will be counted if you later decide not to attend the online meeting.

How does the Board recommend I vote on the proposals?

The Board recommends that you vote:

- "FOR" the election of the director-nominees to the Board (Proposal 1);

- "FOR" ratifying the appointment of PricewaterhouseCoopers LLP as American Well's independent registered public accounting firm for the fiscal year ending December 31, 2025 (Proposal 2); and

- "FOR" approving, on an advisory basis, the compensation paid to our named executive officers (Proposal 3).

How are proxies solicited for the Annual Meeting and who is paying for such solicitation?

Our Board of Directors is soliciting proxies for use at the Annual Meeting by means of the proxy materials. We will bear the entire cost of proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. Copies of solicitation materials will also be made available upon request to brokers, banks and other nominees to forward to the beneficial owners of the shares held of record by such brokers, banks or other nominees. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic communication, or other means by our directors, officers, employees or agents. No additional compensation will be paid to these individuals for any such services, although we may reimburse such individuals for their reasonable out-of-pocket expenses in connection with such solicitation. We do not plan to retain a proxy solicitor to assist in the solicitation of proxies.

If you choose to access the proxy materials and/or vote over the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur.

What vote is required to approve each proposal and how are votes counted?

Proposal 1—Election of Directors	The election of directors requires a plurality vote of the shares of stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. Class C common stock do not have the right to vote for the election of directors. Withhold votes will have no effect on the results of this vote. Brokerage firms do not have authority to vote shares held by the firms in street name for the election of directors without instructions from beneficial owners. As a result, any shares not voted by a beneficial owner will be treated as broker non-votes. Such broker non-votes will have no effect on the results of this vote.
Proposal 2—Ratifying the Appointment of the Independent Registered Public Accounting Firm	The ratification of the appointment of PricewaterhouseCoopers LLP requires the affirmative vote of holders of a plurality of the votes of all classes of stock outstanding cast at the Annual Meeting. Withhold votes will have no effect on the results of this vote. Brokerage firms have authority to vote shares held in street name on this proposal without instructions from beneficial owners. As a result, we do not expect there will be any broker non-votes on this matter. We are not required to obtain the approval of our stockholders to select our independent registered public accounting firm. However, if our stockholders do not ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025, the Audit Committee of the Board of Directors may reconsider its selection. The Audit Committee may reconsider the appointment of the accounting firm even if the Proposal is ratified if it is in the best interest of the Company.
Proposal 3—Approving, on an advisory basis, the compensation paid to our named executive officers.	The approval, on an advisory basis, of the compensation paid to our named executive officers requires the affirmative vote of holders of a plurality of the votes of all classes of stock outstanding cast at the Annual Meeting. Withhold votes will have no effect on the results of this vote. Brokerage firms do not have authority to vote shares held by the firms in street name for the approval of executive compensation without instructions from beneficial owners. As a result, any shares not voted by a beneficial owner will be treated as broker non-votes. Such broker non-votes will have no effect on the results of this vote.

How can I find out the results of the voting at the Annual Meeting?

Final voting results will be published in a current report on Form 8-K that will be filed within four business days after the Annual Meeting.

Who should I call if I have any additional questions?

If you hold your shares directly, please call Catherine Riley, Corporate Paralegal of the Company, at (617) 204-3500. If your shares are held in street name, please contact the telephone number provided on your voting instruction form or contact your broker or nominee holder directly.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board of Directors is currently composed of 9 members. In accordance with our amended and restated certificate of incorporation, our Board of Directors is divided into three classes with staggered three-year terms. One class is elected each year at the annual meeting of stockholders for a term of three years. At the Annual Meeting, three Class I directors will be elected for a three-year term. Each director's term continues until the election and qualification of such director's successor, or such director's earlier death, resignation or removal.

Nominees

Our Board of Directors has nominated Mr. Stephen Schlegel, Dr. Delos (Toby) Cosgrove and Ms. Rivka Goldwasser for election as Class II directors at the Annual Meeting. If elected, each of Mr.Stephen Schlegel, Dr. Delos (Toby) Cosgrove and Ms. Rivka Goldwasser will serve as Class II directors until the 2028 annual meeting of stockholders or until their successors are elected and qualified, or their earlier death, resignation or removal. Each of the nominees is currently a director of the Company. For information concerning the nominees, see the section titled "*Corporate Governance and Board of Directors.*"

If you are a stockholder of record and you sign your proxy card or vote over the Internet or by telephone but do not give instructions with respect to the voting of directors, your shares will be voted FOR the election of Mr. Stephen Schlegel, Dr. Delos (Toby) Cosgrove and Ms. Rivka Goldwasser. Mr. Stephen Schlegel, Dr. Delos (Toby) Cosgrove and Ms. Rivka Goldwasser have each consented to being named as a nominee for director and agreed to continue to serve if elected; however, in the event that a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by our Board of Directors to fill such vacancy or our Board of Directors may reduce its size. If you are a beneficial owner of shares of our common stock and you do not give voting instructions to your broker, bank or other nominee, then your broker, bank or other nominee will leave your shares unvoted on this matter.

Ms. Rivka Goldwasser was was recommend to the Nominating and Corporate Governance Committee by Dr. Ido Schoenberg for her expertise in the health technology and financial sector. After a thorough review of her qualifications and skills, the Nominating and Corporate Governance Committee recommended Ms. Goldwasser to the Board of Directors. The Board of Directors unanimously approved the appointment of Ms. Goldwasser as a director.

Vote Required

The election of Class II directors requires a plurality of the votes of the shares of stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. Accordingly, the three nominees receiving the highest number of "FOR" votes will be elected. Withhold votes will have no effect on the results of this vote. Brokerage firms do not have authority to vote shares held by the firms in street name for the election of directors without instructions from beneficial owners. As a result, any shares not voted by a beneficial owner will be treated as broker non-votes. Such broker non-votes will have no effect on the results of this vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE THREE DIRECTORS NOMINATED BY OUR BOARD OF DIRECTORS AND NAMED IN THIS PROXY STATEMENT AS CLASS II DIRECTORS TO SERVE FOR A THREE-YEAR TERM.

BUSINESS OVERVIEW

Company Overview

We are a leading enterprise platform and software company digitally enabling hybrid care. We empower health providers, payers, and innovators to achieve their digital ambitions, enabling a coordinated experience across in-person, virtual and automated care. We provide our clients with the core technology and services necessary to successfully develop and distribute digital care programs that meet their strategic, operational, financial and clinical objectives under their own brands. Our enterprise platform and software as a service solutions enable hybrid care delivery by offering our clients products to help weave digital care across all care settings. We bring technology and services that facilitate new models of care, strategic partnerships, consistent execution and better outcomes. Together with our clients and innovation partners, we forge a new hybrid model of care delivery that adapts as needs evolve and makes care more accessible for all.

For health systems, our enterprise platform enables provider-to-provider virtual care for use cases ranging from stroke to virtual nursing and e-sitting. Our suite of Carepoint™ devices can enhance in-person care, whether the clients want to turn existing equipment such as televisions or iPads into digital access points or use Amwell Carepoint carts and peripherals. Our enterprise platform also helps extend care outside the care setting by enabling both on-demand and scheduled provider-to-patient care for a range of use cases. This includes, but is not limited to, urgent care, primary care, behavioral health, chronic disease management, and specialty follow-up care. To augment in-person and virtual care, our automated care programs and digital mental health services help clinicians and health plans engage patients, members, and consumers before, after, or in-between visits to improve care plan adherence and prevent costly escalations.

For health plans, employers and government entities, our enterprise platform enables a member-centric hybrid care experience, seamlessly connecting with current technology investments and offering an open architecture that allows simple integration of future innovation. The platform enables a broad set of use cases, including primary, urgent, mental health, specialty, and chronic care. Our virtual primary care solution offers a primary care navigation hub that supports a whole-person, longitudinal care experience for members, integrating virtual visits with digital behavioral health tools and condition-specific automated care programs, with escalation back to virtual and/or in person care, if needed. Our urgent care solution helps members conveniently and effectively address unplanned care needs without visiting the emergency department or local urgent care facility, driving quality outcomes at a lower cost.

The Amwell Converge™ platform is the latest version of our enterprise platform software. We designed the platform to be future-ready, reliable, flexible, scalable, secure and integrated with other healthcare software systems. Our platform offers state-of-the-art data architecture and video capabilities, flexibility and scalability, as well as a user experience focused on the needs of patients, members and providers. It has been designed from the ground up with the holistic understanding that the future of care of any one person will inevitably blend a mix of in-person, virtual and automated care experiences. The telehealth of yesterday has grown to encompass hybrid care delivery models and the flow of data that drives healthcare.

2024 Select Business Highlights:

- Revenue of $254.4 million
- Gross margin of 39%
- Net loss of $212.6 million
- Average contract value increased from $415,000 to $488,000 for Heath Systems and from $902,000 to $963,000 for Health Plans
- Total visits were ~5.9 million
- Cash and short-term securities were $228.3 million as of December 31, 2024

Digital Care Utilization

Digital and hybrid care utilization is a key driver of our business. A client's overall utilization of its digital care platform provides an important measure of the value they derive and drives our business in three important ways. First, to the extent a client succeeds with its digital care program and sees good usage, they are more likely to renew and potentially expand their contract with us. Second, our health systems agreements typically include a certain number of visits conducted by their own providers annually and provide that as certain volume thresholds are exceeded, its annual license fees will rise to reflect this growing value. Third, to the extent that clients utilize provider services from AMG, Amwell derives revenue from clinical fees.

Regulatory Environment

During the COVID-19 pandemic, state and federal regulatory authorities loosened or removed a number of regulatory requirements in order to increase the availability of digital care services. For example, changes were made to the Medicare and Medicaid programs (through waivers and other regulatory authority) to increase access to digital care services by, among other things, increasing reimbursement, permitting the enrollment of out of state providers and eliminating prior authorization requirements. Most Medicare reimbursement flexibilities have been extended through September 30, 2025 (and likely will be extended further), including a waiver for geographic site restrictions (patient may be located at home), the expansion of eligible provider types, and coverage for audio-only consults.

CORPORATE GOVERNANCE AND BOARD OF DIRECTORS

Human Capital Management

Our human capital management philosophy is rooted in our commitment to our values of being "Customer First", acting as "One Team" and "Delivering Awesome". We continually seek ways to attract, grow, develop and retain an exceptionally talented and motivated workforce. We build upon our One Team core value by creating and enhancing our range of programs that increase engagement and employee resources. Our virtual workforce strategy has allowed us to continue our focus on a global recruitment strategy to hire from all geographies in which we operate to support our diverse pipeline. Through our learning management system, we create meaningful pathways for our employees to build the technical and comprehensive sales skills they need, including through role-specific trainings and certifications. We enable and advocate for open and frequent dialogues between our employees and their managers to support career development.

We value and solicit employee feedback and listen to all of our employees through various outlets, including all hands meetings and yearly engagement surveys. These avenues have provided us with valuable perspectives that have shaped our investments in programs and initiatives for our employees. In addition, we recognize and reward employees through strong recognition programs and quarterly Amwell recognition awards that are built upon nominations from peers and managers. We provide highly competitive compensation, benefits and health initiatives that are supportive of total health and wellness mental health needs, including employee assistance programs, unlimited paid time off and mental health support in addition to all free telehealth and behavioral health services.

Code of Ethics and Corporate Governance Guidelines

Our Board has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our President and co-Chief Executive Officer, Chairman and co-Chief Executive Officer, Chief Financial Officer and principal accounting officer. The full text of our code of business conduct and ethics is posted on the investor relations section of our website at *https://investors.amwell.com/governance/governance-documents/default.aspx*. We intend to disclose future amendments to our Code of Business Conduct and Ethics, and any waivers of such Code, on our website or in public filings.

In addition, our Board has adopted corporate governance guidelines for our company. The full text of our corporate governance guidelines are posted on the investor relations section of our website at *https://investors.amwell.com/governance/governance-documents/default.aspx.*

Corporate Responsibility Initiatives (Environmental, Social, Governance)

Our values are core to who we are and serve as the foundation on which we are able to build a strong organization and promote the long-term interests of our stockholders and stakeholders.

We have made meaningful progress on our ESG goals and reported on this progress in our 2024 Corporate Responsibility Report. Following the publication of our inaugural report in 2022 and annually thereafter, we reached out to our top stakeholders who validated our approach to ESG, which is focused on establishing goals and achieving incremental improvement year over year. Our ESG Taskforce is made up of subject matter experts from across the Amwell HR, Legal, and Investor Relations teams, as well as outside consultants and work with oversight from the Board. The goal of the Taskforce is to steadily advance our comprehensive ESG strategy while remaining tightly connected to our strategic business initiatives. Our published framework is available on the investor relations page of our website.

Our commitment to viewing our business through an ESG lens is strong and we continue to be guided by three pillars: Our People, Our Products and Our Operations.

Our Corporate Responsibility Framework:

Our Product		
Operational Efficiencies and Environmental Stewardship: Our clients care about improving outcomes, health access and efficiency. Our solution is designed to enable and empower our clients' operational goals. The cloud-based, multi-tenant architecture of the Amwell platform reduces the overall energy footprint of our installed client base, contributing to lowering the overall environmental impact of the delivery of healthcare.	***Clinician Shortages and Burnout:*** Personnel shortages and care team burnout are all too common in the healthcare field. This is why we're focused on enabling our clients to leverage technology to unify and augment care team resources and drive new efficient workflows to achieve sought after efficiencies so that teams can focus on the delivery of care. Our unique automated care programs augment care teams and reduce their administrative burden, enabling them to practice at the top of their license.	***Patient Experience and Outcomes:*** Our platform is fast, seamless and easy to use, addressing several of the biggest barriers to digital healthcare adoption and patient and provider experiences. With our platform as the digital infrastructure foundation, our customers can deliver a seamless patient experience, one that is electronically unified across all care settings and patient connections. Our platform is designed to connect care teams to the information they need, helping them coordinate consultations, accelerate next steps, and deliver better outcomes.
Expanding Access: We empower our customers to transform the healthcare experience and better meet the needs of providers and patients by being wherever they are, regardless of the care modality required. We do this by using technology to remove distance barriers between patients and healthcare practitioners to address the lack of access to quality care that millions of patients experience. Through our solutions, services, and partnerships, we support health outcomes that rise above some of the challenges caused by the social determinants of health as we work to improve outcomes for all.		
Our People		
Talent Development and Engagement: Our talented team members devote themselves to serving our mission. We do the same for them by creating programs that expand their capabilities, supporting their growth and development, promotibg their wellbeing, and encouraging them to speak up.	***Total Rewards & Wellbeing:*** We believe that best-in-class healthcare starts from within, and invest heavily in the total wellbeing of our employees. We offer competitive compensation packages and a robust suite of benefit and wellbeing programs to support each of our employees.	***Social Responsibility:*** Our communities, big and small, are an important part of our identity. We are enriching and giving back to our communities through our corporate social responsibility initiative, Amwell Cares. We do this through a variety of activities, as well as delivering pro bono healthcare services to communities affected by crisis and natural disasters. We work with our clients to extend our impact and employees are also provided a day to volunteer on their own each year.
Our Operations		
Cybersecurity and Data Privacy: As an integral member of the healthcare ecosystem, trust is an imperative. We build that trust by prioritizing the safety and security of all data and personal health information. Our cybersecurity program is designed to align with industry best practices and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with third-party service providers. Our security-focused culture is reinforced by ongoing mandatory training and awareness-building activities.	***Compliance and Ethics:*** Our business sits at the intersection of technology and healthcare, which means that compliance and ethics are paramount to our credibility. Our organization has significant people, controls, and processes in place to maintain compliance and support integrity at every turn.	***Environmental Impact:*** Beyond the proliferation of our solutions, we are integrating environmentally sensitive practices within our own operations. One of these opportunities has been our adoption of a virtual-first workplace and a corresponding material reduction in our leased office space globally, with our greenhouse gas emissions (GHG) inventory, capturing our combined Scope 1 and 2 GHG emissions, at 97 metric tons of Co2e. We are continually monitoring ways we can further reduce our overall environmental impact.

Stockholder Engagement

The Board believes that directly engaging with stockholders is a critical process for receiving and understanding feedback on subjects that matter most to them. As a proactive measure, and in accordance with best practices in corporate governance, we regularly conduct stockholder engagement "listening calls."

Early in 2025, we contacted our top 15 stockholders, representing 40% of the Company's outstanding shares. We invited them to share their feedback regarding our executive compensation programs and to discuss corporate responsibility, corporate governance and other topics.

We held calls with 4 stockholders representing approximately 24% of our outstanding shares. We received responses from three other stockholders that they did not seek to engage at this time. We did not receive replies from the remainder of the stockholders we contacted.

Our CFO/COO, Head of Investor Relations and General Counsel conducted these conversations on behalf of the Company. The feedback received was then shared and discussed with the full Board.

Incorporating Feedback from Stockholders

During these discussions, we received valuable commentary and insights. As shown below, we have made changes in response to the feedback we received.

What We Heard	How We Responded
Continue to articulate Amwell's approach to Board evolution, refreshment and diversity, and appointing directors with relevant experience and skills. Consider a lead independent director.	The Company maintains a strong focus on ensuring we have effective oversight for our business, including annually reviewing the structure and composition of our Board. The Nominating and Corporate Governance Committee's goal is to ensure a wide range of experience, qualifications, attributes and skills are represented on our Board. The Board also maintains an ongoing commitment to director refreshment to provide the Company with thoughtful and engaging oversight of our business. In 2024, we demonstrated significant dedication to this philosophy as we recruited and appointed a new director, Ricky Goldwasser, who replaced retiring long time board member Deval Patrick. We updated our board skills matrix accordingly to memorialize Ms. Goldwasser's strategic, financial and capital markets expertise to the group.
Continue to explain Amwell's executive stock based compensation philosophy and discuss our philosophy on share plan usage, including the need to seek shareholder approval for additional plan shares.	Amwell has reduced the number of executives at the company in order to become efficient from an operational and cost standpoint. These changes have the added benefit of reducing the Company's usage of its existing equity pool. Amwell is proud of this stewardship and that it has not asked shareholders to approve an increase in its equity pool since going public in 2020. Amwell's compensation philosophy is rooted around retaining the core executive leadership team needs to manage the business while also aligning executive and shareholder interests. Due to the declines in Amwell's stock price, the Company has been forced to utilize time based restricted stock units in recent years to ensure that Amwell's equity has retentive value. Upon future stabilization of our stock price, the Board is committed to re-instituting performance based stock units, with vesting tied to increases in stock price.
Dual class capital structures with unequal voting rights disenfranchise certain stockholders and can lead to disregard for stockholder interests.	Many companies have a dual class structure, and we believe this structure insulates the company from short-term pressure and allows us to make strategic long-term decisions that are in our best interest. One example is our multi-year re-platforming efforts and the launch of Converge, our industry leading telehealth platform which we believe is one of our key differentiators going forward. Please note that there is a sunset provision on our dual class capital structure in place such that it terminates in 2027.

Governance

Our company was founded by industry veterans, and their passion, energy and expertise have contributed to our success as a leading digital care delivery enablement platform in the United States and globally, connecting and enabling providers, insurers, patients, and innovators to deliver greater access to more affordable, higher quality care.

Our management team is governed by our Board, which works alongside them to determine our business strategy, ensure the sustainable growth of the company, and oversee our enterprise risks and opportunities and corporate responsibility initiatives. Our Board consists of nine directors, of whom 22% are women, 78% are independent and 33% are military veterans. Our Board brings a plethora of perspectives, experience and backgrounds to their role of monitoring and advising management.

Board of Directors and Committees

Our Board may establish the authorized number of directors from time to time by resolution, subject to a minimum of five directors and a maximum of thirteen directors. There are no contractual obligations regarding the election of our directors. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

Our directors are divided into three classes of directors, with the classes as nearly equal in number as possible. Each of our directors identified below serves in the class indicated. Subject to any earlier resignation or removal in accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, our Class II directors, if elected at the Annual Meeting, will serve until the 2028 annual meeting of stockholders, our Class III directors will serve until the 2026 annual meeting of stockholders and our Class I directors will serve until the 2027 annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be apportioned by the Board among the three classes.

Below is a list of the names, ages as of March 31, 2025 and classification of the individuals who currently serve as our directors.

Name	Class	Age	Position	Director Since
Ido Schoenberg, MD	III	60	Chairman, Chief Executive Officer	2006
Roy Schoenberg, MD, MPH	III	57	Executive Vice Chairman, Director	2006
Dr. Peter Slavin	III	67	Director	2016
Derek Ross	I	53	Director	2018
Stephen Schlegel	II	62	Director	2019
Dr. Delos (Toby) Cosgrove	II	84	Director	2019
Deborah Jackson	I	73	Director	2020
Rob Webb	I	55	Director	2022
Rivka Goldwasser	II	55	Director	2024

Director Biographies

Information concerning our directors is set forth below. The biographical description of each director includes the specific experience, qualifications, attributes and skills that led to the Board's conclusion at the time of filing of this Proxy Statement that each person listed below should serve as a director.

Director Nominees (Class II Directors)

Stephen Schlegel, Director

From August 2005 to his early retirement in February 2021, Mr. Schlegel has served as Vice President, Corporate Development at Anthem, Inc., a leading health benefits company. In this capacity, Mr. Schlegel was responsible for leading the company's corporate development activities, managing mergers and acquisitions and corporate negotiations. He previously served from 1998 to 2005 as Vice President, Corporate Development and Strategy at Sprint. Mr. Schlegel served on the Board of Directors of Orion Acquisition Corp, a publicly traded company, from 2022 to 2023. Mr. Schlegel holds a BA in accounting from Loras College and an MBA from the University of Chicago Booth School of Business. We believe that Mr. Schlegel's extensive experience in the healthcare space, background in corporate development and leadership skills make him a valuable addition to our Board of Directors.

Dr. Delos (Toby) Cosgrove, Director

Dr. Cosgrove is the former CEO and President of the Cleveland Clinic. Serving from 2004 through 2017, he led the $8 billion organization to new heights of achievement and efficiency, seeing it ranked the #2 hospital in America (U.S. News). He currently serves as Executive Advisor to Cleveland Clinic, working with the Cleveland Clinic leadership on strategies for national and international growth. As CEO from 2004 to 2017, he reorganized services, improved outcomes and patient experience, and strengthened the organization's finances. Dr. Cosgrove holds a BA from Williams College and an MD from the University of Virginia School of Medicine. Dr. Cosgrove joined the Cleveland Clinic in 1975 and chaired the Department of Thoracic and Cardiovascular Surgery from 1989 to 2004. He performed over 22,000 operations and earned an international reputation in valve repair. Dr. Cosgrove serves in a board role for Hims & Hers, Inc. and SIM Acquisition Corp., both publicly traded companies, as well as board roles in other non-public companies. He holds 30 patents for medical innovations. He trained at Massachusetts General Hospital and Brook General Hospital in London. In 1967, he was a surgeon in the U.S. Air Force, earning a Bronze Star. Dr. Cosgrove is a member of the National Academy of Medicine, and a Fellow of the National Academy of Inventors. In 2016, he was a Fortune Businessperson of the Year (No 14.) Three successive presidents of the United States have consulted him on healthcare issues. We believe that Dr. Cosgrove's extensive experience in the healthcare space, background in health systems and public policy and leadership skills make him a valuable addition to our Board of Directors.

Rivka Goldwasser

Ms. Goldwasser is an experienced financial executive with over 20 years of experience advising healthcare organizations and institutional investors. She spent 15 years at Morgan Stanley where she was a managing director, head of U.S. Healthcare Services & Technology Research and most recently Investment Banking groups, and was formally co-head of U.S. Healthcare Research at UBS where she covered healthcare services, diagnostics, and generic companies. Ms. Goldwasser received her bachelor's degree in Economics and Political Science from Tel Aviv University and her MBA from the Kellogg School of Management at Northwestern University. Throughout her career, she has led many successful initial public offerings, including Amwell, and has a passion for helping companies navigate the complexities of public market dynamics. She was recognized by Institutional Investor Magazine as a top-ranked research analyst for 18 years. We believe that Ms. Goldwasser's extensive experience in the health technology space, financial and leadership skills make her a valuable part of our Board of Directors.

Directors with Terms Expiring in 2026 (Class III Directors)

Ido Schoenberg, Chairman, co-Chief Executive Officer

Since 2007, Dr. Ido Schoenberg has served as the Chairman and co-CEO of Amwell, becoming the sole CEO in June of 2024. He currently oversees the business operations of Amwell. In 1996, together with Phyllis Gotlib, he co-founded iMDSoft, a provider of enterprise software that automates hospital critical care units. He grew the company into a market leader with a large multi-national installed base in the United States, Europe and East Asia. In 2001, Dr. Ido Schoenberg joined our Board of Directors. Dr. Roy Schoenberg served as President and co-CEO of Amwell from inception to June 2024. Dr. Roy Schoenberg is the inventor of the American Well® concept. Dr. Roy Schoenberg was previously the founder of CareKey, Inc., a software vendor offering electronic health management systems. Dr. Roy Schoenberg led CareKey through product development, market introduction, and the adoption of its solutions. Dr. Roy Schoenberg continued to serve as Senior Vice President and Chief Internet Solutions Officer at TriZetto, following its acquisition of CareKey in December 2005. In 2013, Dr. Roy Schoenberg was appointed to the Federation of State Medical Boards' task force delivering landmark guidelines for the "Appropriate Use of Telehealth in Medical Practice." Dr. Roy Schoenberg is the author of numerous publications, talks, and books in the area of medical informatics, many of which he published during his work at the Center for Clinical Computing at Harvard's Beth Israel Deaconess Hospital, where he was a Fellow in Clinical Informatics from 1998 to 2001. Dr. Roy Schoenberg holds an MD from the Hebrew University Medical School and an MPH in Healthcare Management from Harvard University. We believe that Dr. Roy Schoenberg's extensive experience in the healthcare space, prior track record as a successful entrepreneur and leadership skills make him a valuable addition to our Board of Directors.

Dr. Peter Slavin, Director

Peter L. Slavin, MD has a long history of leadership roles in academic medicine and has recently transitioned to pursue his interests in healthcare investment, advising, and consulting. As of October 1, 2024, he was appointed President and CEO of Cedars-Sinai Medical Center and Health System in Los Angeles, CA. In 2022, he joined Advent International (a global private equity firm that invests in healthcare) as an Operating Partner. For the last 6 years, he has served on the board of Amwell. In 2022, he joined the board of Point32Health, a large non-profit health insurer in New England. He is a senior advisor and advisory board member at Arsenal Capital Partners (a New York based private equity firm). Dr. Slavin served as the President of Massachusetts General Hospital from January 2003 until September 2021. From 1999-2002, he served as Chairman and Chief Executive Officer of the Massachusetts General Physicians Organization, which included over 1,700 physicians and employed nearly 1,000 of them. From 1997 to 1999, Dr. Slavin served as President of Barnes-Jewish Hospital in St. Louis, Missouri. Before that, he did his training in Internal Medicine at Massachusetts General Hospital from 1984 to 1987 and was Senior Vice President and Chief Medical Officer from 1994 to 1997. Dr. Slavin graduated from Harvard College in 1979, Harvard Medical School in 1984, and Harvard Business School in 1990. Dr. Slavin teaches health care management at Harvard Medical School where he is a Professor of Health Care Policy. He chaired the boards of the Association of American Medical Colleges and the Massachusetts Hospital Association. He is the recipient of the Harold Amos Faculty Diversity Award from Harvard Medical School, and the Dr. Jim O'Connell Award from Boston Healthcare for the Homeless. He is also a member of the National Academy of Medicine and the American Academy of Arts and Sciences. We believe that Dr. Slavin's extensive experience in the healthcare space, his understanding of health systems and leadership skills make him a valuable addition to our Board of Directors.

Directors with Terms Expiring in 2027 (Class I Directors)

Derek Ross

Mr. Ross is an accomplished healthcare executive with 25+ years of healthcare and financial experience. During his 21-year career at Philips, he held senior leadership roles within several of Philips' healthcare hardware, software, and services businesses. He most recently was the Leader for the Aging and Caregiving, Senior Living businesses. Before that position, he led the Global Population Health Management business group. Mr. Ross also, during his tenure, led the finance organizations for Philips's Healthcare Informatics and Population Health Management business groups. Mr. Ross holds a BA in Business Studies from Babson College and an MBA from the F.W. Olin Graduate School of Business at Babson College. We believe that Mr. Ross's extensive experience in the health technology space and leadership skills make him a valuable part of our Board of Directors.

Deborah Jackson

From 2011 to 2023, Ms. Jackson served as the President of Cambridge College. From 2002 to 2011, Ms. Jackson served as the CEO of the American Red Cross of Eastern Massachusetts. Prior to that, she was Vice President of the Boston Foundation and Senior Vice President at Boston Children's Hospital. She spent a decade early in her career at one of the country's leading research and consulting firms, Abt Associates, where she served as the Deputy Director of its Healthcare and Income Security Group. Throughout her career, Ms. Jackson has served on numerous boards and commissions including serving on the Mayor's Task Force on Healthcare Disparities as Co-Chair, the Group Insurance Commission of the Commonwealth of Massachusetts, the Board of Directors of Harvard Pilgrim Health Care, and the National Association of Corporate Directors. She currently serves as the Lead Director of Eastern Bankshares, Inc., a publicly traded company, and is a board member of the Eastern Bank Charitable Foundation and serves on the board of John Hancock Investments and the Massachusetts Women's Forum. Ms. Jackson holds a BA from Northeastern University and a Masters in City Planning from the Massachusetts Institute of Technology. She is the recipient of honorary doctorate degrees from Curry College and Merrimack Valley College. We believe that Ms. Jackson's extensive experience in the healthcare space and leadership skills make her a valuable addition to our Board of Directors.

Rob Webb

Rob Webb is an experienced health care executive, board member, and advocate for innovation in established industries. With a distinguished 19-year tenure at UnitedHealth Group, Rob held several key executive positions, including ten years as the CEO of Optum's consumer and specialty network businesses, and nine years as the president of UHG Ventures. He currently leads Onward Enterprises, an investment and advisory firm dedicated to fostering innovation in health care and beyond. In addition to the Amwell board, Mr. Webb serves in a board role for Ardent Health Partners, Inc., a publicly traded company, Delmec Ireland, and The Kellogg School Health Care Advisory Board. He has held board roles for dynamic, high-growth health care companies, including Symphonix Health, Sanvello, Naviguard, Bind Insurance (now Surest), Level2 and others. Rob received his bachelor's degree in mechanical engineering from the University of Minnesota, and his MBA in finance from the Kellogg School of Management at Northwestern University. We believe that Mr. Webb's extensive experience in the healthcare space and leadership skills make him a valuable addition to our Board of Directors.

Board Skills Matrix

Our Board believes that it should be a body with a mix of viewpoints, skills, and experience in order to ensure effective oversight of our business. As such, our Nominating and Corporate Governance Committee and our Board as a whole are focused on ensuring that a wide range of experience, qualifications, attributes, skills, and perspectives are represented on our Board.

The Board believes that each director has valuable individual competencies and backgrounds that, taken together, provide the tools necessary to offer thoughtful and engaging oversight of our business. As indicated in the directors' biographies, our directors have exhibited significant leadership skills and extensive experience in fields which the Board believes provides valuable knowledge regarding critical elements of our business. Specifically, 87% of our Directors have extensive operational expertise in the healthcare sector and strategy & M&A; three members of the Audit Committee are "Audit Committee Financial Experts" per SEC rules; and half of our directors are experts in corporate governance and fiduciary duties as evidenced by past and present participation on the Board of Directors of other entities.

The following matrix identifies the primary experience, qualifications, attributes and skills of each of our directors. This matrix does not encompass all the experience, qualifications, attributes or skills of our directors, and the fact that a particular experience, qualification, attribute or skill is not listed does not mean that a director does not possess it.

Director Experiences, Qualifications, Attributes & Skills	Ido Schoenberg, MD	Roy Schoenberg, MD, MPH	Dr. Peter Slavin	Derek Ross	Stephen Schlegel	Dr. Delos (Toby) Cosgrove	Deborah Jackson	Rob Webb	Rivka Goldwasser
Healthcare and Medical Operational Expertise	X	X	X	X	X	X	X	X	X
Academics and Research			X			X	X		
Corporate Governance		X	X			X	X	X	
Technology & Cybersecurity		X		X					
Accounting and Financial Reporting				X	X			X	X
Government and Veteran's Affairs	X	X				X			
Regulatory and Compliance						X			
Strategy and M&A	X	X	X	X	X	X	X	X	X
Independence			X	X	X	X	X	X	X

Director Independence

Under the NYSE listing standards, no director qualifies as "independent" unless the Board affirmatively determines that the director has "no material relationship" with the listed company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company.

Our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that Stephen Schlegel, Dr. Peter Slavin, Derek Ross, Dr. Toby Cosgrove, Rob Webb, Deborah Jackson and Rivka Goldwasser do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under applicable NYSE rules. In addition, our Board determined that Deval Patrick, who served as a director until he resigned as of the date of our 2024 annual meeting, did not have any relationship that interfered with his exercise of independent judgment in carrying out the responsibilities of a director and that he was "independent" as that term is defined under applicable NYSE rules. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with the Company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled "Certain Relationships and Related Person Transactions."

Relationships

Drs. Ido and Roy Schoenberg are siblings, and Dr. Ido Schoenberg and Phyllis Gotlib are married to each other.

Board Leadership Structure

Dr. Ido Schoenberg serves as both the Chairman of our Board and Chief Executive Officer. We do not have a lead independent director. Our Board believes that the current board leadership structure, coupled with a strong emphasis on board independence (with all directors other than Drs. Ido and Roy Schoenberg being independent under NYSE rules), provides effective independent oversight of management and risk management processes while allowing our Board and management to benefit from Dr. Ido Schoenberg's extensive executive leadership and operational experience.

Our Board has concluded that our current leadership structure is appropriate at this time. However, our Board will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Attendance at Board and Annual Meetings

During 2024, our Board had 10 meetings, our Audit Committee had 6 meetings, our Compensation Committee had 6 meetings, and our Nominating and Corporate Governance Committee had 2 meetings. In addition to regularly scheduled and special meetings, the Board and its committees routinely hold informal discussions and perform certain actions by written consent. Each director attended at least 75% of the aggregate of (i) the total number of meetings of our Board held during the period for which he or she served as a director and (ii) the total number of meetings held by all committees of our Board on which such director served (held during the period of such director's committee service). Our non-employee directors, all of whom are independent directors, meet in regularly scheduled executive session, typically after a scheduled Board meeting. Our Board has not formally selected a director to preside over either our executive sessions of non-employee and independent directors. Instead, the participating directors designate a presiding director for the session.

Although we do not have a formal policy regarding attendance by members of our Board at annual meetings of stockholders, we encourage our directors to attend such meetings. All of our directors attended our 2024 annual meeting of stockholders.

Board Committees

Our Board has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which have the composition and responsibilities described below. Our Board may establish other committees to facilitate the management of our business. Copies of the charters of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are available via our investor relations website (investors.amwell.com/governance/governance-documents/default.aspx). Members serve on these committees until their resignation or until otherwise determined by our Board.

The following table sets forth the standing committees of our Board and the members of each such committee as of the date of this Proxy Statement:

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Dr. Peter Slavin	—	Member	Member
Derek Ross	Member	—	—
Stephen Schlegel	Chair	Chair	Member
Dr. Delos (Toby) Cosgrove	—	—	Member
Deborah Jackson	—	—	Member
Rob Webb	Member	—	—
Rivka Goldwasser	Member	—	Chair

Audit Committee

The Board has determined that all Audit Committee members meet the requirements for independence under the current NYSE listing standards and satisfy the "independence" requirements set forth in Rule 10A-3 under the Exchange Act. Each member of our Audit Committee is financially literate. In addition, our Board has determined that each of Derek Ross, Rivka Goldwasser and Rob Webb is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on our audit committee financial expert any duties, obligations or liabilities that are greater than are generally imposed on members of our Audit Committee and our Board. Our Audit Committee is directly responsible for, among other things:

- selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

- ensuring the independence of the independent registered public accounting firm;

- discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

- establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

- considering the adequacy of our internal controls and internal audit function;

- reviewing material related party transactions or those that require disclosure; and

- approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations. Our Compensation Committee is responsible for, among other things:

- reviewing and approving, or recommending that our Board approve, the compensation of our executive officers;

- reviewing and recommending to our Board the compensation of our directors;

- administering our stock and equity incentive plans;

- reviewing and approving, or making recommendations to our Board with respect to, incentive compensation and equity plans;

- reviewing our overall compensation philosophy;

- in consultation with our co-Chief Executive Officers, periodically reviewing our management succession planning;

- approving this Compensation Discussion and Analysis report on executive compensation; and

- overseeing the administration of, and as appropriate, the enforcement of our clawback policy.

The Compensation Committee may delegate any of its responsibilities to subcommittees or the chair of the Committee and has delegated to our Chief Executive Officer the authority to make grants of equity awards to individuals who are not subject to Section 16 of the Exchange Act, pursuant to its Delegation Policy.

For a description of the role of our executive officers and independent compensation consultant in determining or recommending the amount or form of executive and director compensation, see "Director Compensation" and "Compensation Discussion and Analysis."

Nominating and Governance Committee

Our nominating and corporate governance committee consists solely of independent members. Our nominating and governance committee is responsible for, among other things:

- identifying and recommending candidates for membership on our Board;

- reviewing and recommending our Corporate Governance Guidelines and policies;

- overseeing ESG initiatives;

- reviewing proposed waivers of the code of conduct for directors and executive officers;

- overseeing the process of evaluating the performance of our Board;

- evaluating director compensation; and

- assisting our Board on corporate governance matters.

Role of the Board in Risk Oversight

One of the key functions of our Board is informed oversight of our risk management process. Such risks include, among others, strategic, financial, business and operational, cybersecurity, legal and regulatory compliance, and reputational risks. Our Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure. Our Audit Committee is responsible for reviewing and discussing our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies with respect to risk assessment and risk management. In addition to oversight of the performance of our external auditors, our Audit Committee also monitors compliance with legal and regulatory requirements, cybersecurity and reviews related party transactions. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs have the potential to encourage excessive risk-taking. Our Nominating and Corporate Governance Committee monitors the effectiveness of our Corporate Governance Guidelines. Each committee regularly provides updates and reports to the Board.

Hedging Policy

Transactions in derivative securities may reflect a short-term and speculative interest in our securities and may create the appearance of impropriety. Trading in derivatives may also focus attention on short-term performance at the expense of our long-term objectives. Therefore, our Insider Trading Policy prohibits our directors, officers and employees from engaging in transactions to hedge ownership of our common stock, including publicly traded options, such as puts and calls, and other derivative securities with respect to our Class A common stock. Stock options, stock appreciation rights and other securities issued pursuant to our benefit plans or other compensatory arrangements with us are not subject to this prohibition.

Insider Trading Policy

We maintain insider trading policies and procedures governing the purchase, sale and/or other dispositions of our securities by directors, officers and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as applicable stock exchange listing standards. A copy of our insider trading policy was filed as exhibit 19.1 to our Annual Report on Form 10-K. In addition, it is our policy to comply with applicable securities and state laws, including insider trading laws, when engaging in transactions in our securities.

Director Nomination Process

Our Nominating and Corporate Governance Committee uses a variety of methods for identifying and evaluating potential director candidates. In its evaluation of such candidates, including the current directors eligible for re-election, our Nominating and Corporate Governance Committee will consider the current size of our Board, the expertise of our current directors and the needs of our business going forward.

Some of the qualifications that our Nominating and Corporate Governance Committee considers include, without limitation, experience of particular relevance to us and the Board, accomplishments, superior credentials, independence, area of expertise, diverse backgrounds, and the highest ethical and moral standards. In determining whether to recommend a director for re-election, the Nominating and Corporate Governance Committee also considers the director's past attendance at meetings and participation in and contributions to the activities of the Board and the Company.

Although our Board does not maintain a formal policy with respect to diversity, our Board believes that it should be a diverse body, both in terms of background and experience, and is committed to increasing diversity on the Board as director turnover occurs from time to time As such, our Nominating and Corporate Governance Committee expressly takes diversity into consideration as part of the overall director selection and nomination processes and makes the identification of such candidates a search criterion. In the future, our Nominating may consider engaging a search consultant to help identify and recruit diverse candidates. Our Board believes the unique perspectives provided by diverse candidates will provide valuable guidance for the Company's decision making going forward.

After completing its review and evaluation of director candidates, our Nominating and Corporate Governance Committee recommends to our full Board the director nominees for selection. Our Nominating and Corporate Governance Committee will consider candidates for director recommended by stockholders of the Company who are stockholders of record at the time of the submission of the director recommendation and on the record date for the determination of stockholders entitled to vote at the annual meeting. The Nominating and Corporate Governance committee will evaluate such recommendations in accordance with the regular director nominee criteria described above. This process is designed to ensure that our Board includes members with

diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to our business. A stockholder that wants to recommend a candidate for election to our Board should direct the recommendation in writing to the Company, attention of the Head of Legal at American Well Corporation, 75 State Street., 26th Floor, Boston, MA 02109. The recommendation must include the candidate's name, age, home and business contact information, detailed biographical data, relevant qualifications, a signed letter from the candidate confirming willingness to serve, information regarding any relationships between the candidate and the Company and evidence of the recommending stockholder's ownership of our capital stock. Such a recommendation must also include a statement from the recommending stockholder in support of the candidate, particularly within the context of the criteria for membership on our Board. Nominations for directors must comply with our bylaws, including the deadlines and information requirements.

Communications with Our Board

Our Board has adopted a formal process by which stockholders and other interested parties may communicate with our Board, our independent directors as a group or any of our directors. Stockholders and other interested parties may send written communications addressed to our Head of Legal at American Well Corporation, 75 State Street, 26th Floor, Boston, MA 02109. Each communication will be reviewed by our Head of Legal to determine whether it is appropriate for presentation to our Board or the applicable director(s). The purpose of this screening is to allow our Board to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations, and product inquiries).

Controlled Company

We are a "controlled company" within the meaning of the corporate governance standards of the New York Stock Exchange ("NYSE"). Under these rules, a listed company for which more than 50% of the voting power is held by an individual, group, or another company is a "controlled company." Drs. Ido and Roy Schoenberg hold 51% of the total combined voting power of our outstanding common stock. As a result, we qualify for exemption from certain independence requirements, including the requirement that we have a Board composed of a majority of independent directors, and a Compensation Committee and a Nominating and Corporate Governance Committee be composed entirely of independent directors. However, we do not rely on these exemptions and a majority of our directors are independent and all of the committees of our Board are completely independent.

DIRECTOR COMPENSATION

Non-Employee Director Compensation Policy

All of our non-employee directors are eligible to receive compensation for their service on our Board. Board members who are also our employees are not paid any additional compensation for their service on our Board.

The Board's non-employee director compensation policy is designed to provide a total compensation package that enables us to attract and retain, on a long-term basis, high-caliber non-employee directors. The Board may amend, modify or terminate the policy at any time. The policy is reviewed annually by the Compensation Committee and the full Board with reference to the policies of each of the members of a peer group of similar companies selected by the Compensation Committee in consultation with Aon's Human Capital Solutions practice, a division of Aon plc ("Aon"), its independent compensation consultant.

The compensation for services is based on the director compensation policy, under which our non-employee directors are eligible to receive annual cash retainers and restricted stock unit ("RSU") grants, as follows: (i) annual cash retainer of $75,000, paid in quarterly installments in arrears, (ii) an initial RSU grant with a fair market value of $400,000 to be made in connection with the director's appointment to the Board ("Initial RSUs"), which vests in equal annual installments over three years, and (iii) an annual RSU grant with a fair market value of $200,000 to be made in connection with our annual meeting of stockholders ("Annual RSUs"), which vests on the earlier of:

(A) the day immediately preceding the date of our first annual meeting of stockholders following the date of grant; or

(B) the first anniversary of the date of grant.

The value of Initial RSUs and Annual RSUs is determined using the closing price of the Company's Class A common stock on the NYSE on the date of the award. The Board has reserved discretion under the policy to grant all or a portion of the foregoing equity awards in any combination of equity-based awards available for grant under the 2020 Equity Plan or any other applicable equity incentive plan maintained by the Company at the time of grant.

In addition, non-employee directors receive an additional annual cash retainer of $5,000, paid annually in advance for each director who serves as the chairman of one of the Board's committees.

Non-Employee Director Compensation

The following table sets forth information concerning the compensation earned by each of our non-employee directors during the fiscal year ended December 31, 2024.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Stephen Schlegel	$ 80,000	$ 214,241	$ 294,241
Deval Patrick[2]	$ 53,571	$ —	$ 53,571
Derek Ross	$ 75,000	$ 214,241	$ 289,241
Peter Slavin	$ 85,000	$ 214,241	$ 299,241
Delos Cosgrove	$ 75,000	$ 214,241	$ 289,241
Deborah Jackson	$ 75,000	$ 214,241	$ 289,241
Rob Webb	$ 75,000	$ 214,241	$ 289,241
Rivka Goldwasser[3]	$ 22,459	$ 561,769	$ 584,228

(1) Represents the aggregate grant date fair value of RSUs that were granted during the year referenced, computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the RSU awards are described in Note 13 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 12, 2025. The table below shows the number of option awards (all of which are fully-vested) and unvested stock awards that were outstanding and held by each of our non-employee directors as of December 31, 2024.

Name	Stock Options (#)	Unvested Stock Awards (#)
Stephen Schlegel	—	27,188
Deval Patrick	8,085	—
Derek Ross	—	27,188
Peter Slavin	15,100	27,188
Delos Cosgrove	13,200	27,188
Deborah Jackson	—	27,188
Rob Webb	—	27,188
Rivka Goldwasser	—	69,987

(2) Mr. Patrick resigned from the Board effective June 18, 2024, the date of the Company's annual meeting of stockholders.

(3) Ms. Goldwasser was appointed to the Board on June 13, 2024.

Non-Employee Director Stock Ownership Guidelines

We implemented stock ownership guidelines as we believe stock ownership is an important tool to strengthen the alignment of interests among our executive officers, non-employee directors and our stockholders. Each non-employee director is required to hold Company stock with a value equal to five (5) times his/her annual cash retainer. Each non-employee director will have five (5) years from the date of the adoption of these guidelines or their subsequent initial appointment to the Board to comply with the guidelines. After the initial five-year phase-in period, compliance with the ownership guideline will be measured on December 31 of each year. For purposes of measuring compliance with these guidelines, time-based restricted stock units (whether or not vested) and Company stock owned directly, or beneficially owned by the non-employee director or the non-employee director's family members, will count toward the non-employee director's stock holdings. Unexercised stock options, including vested in-the-money options, and performance-based restricted stock/restricted stock units that are unearned (i.e., performance-based awards for which the applicable performance conditions have not been satisfied) are not counted for purposes of compliance.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Policy Concerning Related Person Transactions

Our Board has adopted a written policy, which we refer to as the related person transaction approval policy, for the review of any transaction, arrangement or relationship in which we are a participant, if the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or beneficial holders of more than 5% of our total equity (or his or her immediate family members), each of whom we refer to as a related person, has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a related person transaction, the related person must report the proposed related person transaction to the chairman of our Audit Committee. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the Audit Committee. In approving or rejecting such proposed transactions, the Audit Committee will be required to consider relevant facts and circumstances. The Audit Committee will approve only those transactions that, in light of known circumstances, are deemed to be in our best interests. In the event that any member of the Audit Committee is not a disinterested person with respect to the related person transaction under review, that member will be excluded from the review and approval or rejection of such related person transaction; provided, however, that such Audit Committee member may be counted in determining the presence of a quorum at the meeting of the Audit Committee at which such transaction is considered. If we become aware of an existing related person transaction which has not been approved under the policy, the matter will be referred to the Audit Committee. The Audit Committee will evaluate all options available, including ratification, revision or termination of such transaction. In the event that management determines that it is impractical or undesirable to wait until a meeting of the Audit Committee to consummate a related person transaction, the chairman of the Audit Committee may approve such transaction in accordance with the related person transaction approval policy. Any such approval must be reported to the Audit Committee at its next regularly scheduled meeting.

We describe below transactions and series of similar transactions, during our last fiscal year or currently proposed, to which we were a party or will be a party, in which:

- the amounts involved exceeded or will exceed $120,000; and

- any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described herein, since January 1, 2023, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting these criteria to which we have been or will be a party other than compensation arrangements, which are described where required under "Directors Compensation" and "Compensation Discussion and Analysis".

Provision of Telehealth Services

We contract with and provide telehealth services to certain affiliated parties, including Cleveland Clinic. For additional information, see Note 16 to our audited consolidated financial statements included in our Annual Report on Form 10-K.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that the Company shall hold harmless and indemnify each indemnitee against all expenses and losses actually and reasonably incurred by him or her by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in each case, to the fullest extent permitted under the DGCL.

Transactions with Others

Dr. Ido Schoenberg's son, Dan Wahrhaft, is employed with the Company as Vice President, Sales & Account Management. Mr. Wahrhaft received aggregate compensation, inclusive of his base salary, bonus, equity awards granted and Company contribution under the Company's defined contribution retirement plan, of $209,152 for his employment in the year ended December 31, 2024.

EXECUTIVE OFFICERS

The following table sets forth certain information about our executive officers and their respective ages as of March 31, 2025. Officers are elected by the Board to hold office until their successors are appointed and qualified.

Name	Age	Position
Ido Schoenberg, MD	60	Chairman, Chief Executive Officer
Roy Schoenberg, MD, MPH	57	Executive Vice Chairman
Phyllis Gotlib	68	President, International
Mark Hirschhorn	60	Chief Financial Officer and Chief Operating Officer
Dmitry (Dan) Zamansky	41	Chief Product & Technology Officer

For the biographies of Drs. Ido Schoenberg and Roy Schoenberg, see the section titled *"Board of Directors and Corporate Governance—Continuing Directors."*

Phyllis Gotlib, President, American Well International

Since January 2018, Ms. Gotlib has led Amwell's international operations. Prior to joining Amwell, Phyllis was Executive Partner at Flare Capital. She also served as co-founder and CEO of iMDsoft, a disruptive clinical information technology company that created innovative, market-leading solutions to streamline and optimize hospitals' high-acuity care. Phyllis led iMDsoft from inception through its exponential international growth and ultimately to its acquisition by TPG Growth in 2012. Prior to iMDsoft, she founded PS Gluck, a lucrative diamond trade company which she managed for many years with her partner in the Israeli Diamond Exchange (IDE). After her departure from PS Gluck, Phyllis joined Tactic Capital Markets (TCM), a boutique investment firm, as a managing partner. At TCM, Phyllis began to focus on healthcare investments. In addition to her business ventures, Phyllis is an active philanthropist and social activist. She holds leadership roles on various not for profit organizations including Zahal Disabled Veterans Organization (ZDVO) and the Israel American Council (IAC). Phyllis works closely with Flare Capital's entrepreneurs, providing deep healthcare technology insights and experience to support portfolio companies to become market leaders.

Mark Hirschhorn, Chief Financial Officer and Chief Operating Officer

Since October 2024, Mr. Hirschhorn has served as our Chief Financial Officer and in December 2024 he also took on the role of Chief Operating Officer. Prior to joining Amwell, Mr. Hirschhorn served as the CFO of TapestryHealth where he served as CEO and formerly on its Board of Directors. Prior to that, he spent seven years at Teladoc Health, contributing as CFO and COO, and helping to successfully grow the company while establishing virtual care as a trusted healthcare delivery arm. He also played a pivotal role in the growth and strategic repositioning of Talkspace as its president and COO. Mr. Hirschhorn has also held CFO positions at several companies across technology, telecommunications, and life sciences companies. Mr. Hirschhorn is on the Board of NextCare, one of the nation's largest providers of urgent care. He holds a B.A and MBA from Rutgers University.

Dan Zamansky, Chief Product and Technology Officer

Since March 2025, Mr. Zamansky has served as our Chief Product and Technology Officer. Prior to joining Amwell, Mr. Zamansky served for eleven years in a number of leadership roles in product management, engineering and technology at Amazon. Mr. Zamansky founded and led AWS Health AI, Amazon's cloud AI initiative in healthcare and life sciences, overseeing the effort to democratize access to cutting edge AI technology to healthcare customers via Amazon Web Services.He also served as Head of Product for Amazon ElastiCache, a cloud in-memory data store, and as General Manager of core platform services at Amazon Advertising. Prior to Amazon, Mr. Zamansky held business and technical positions across healthcare and telecommunications industries.Mr. Zamansky holds an MBA specializing in Healthcare from UNC Chapel Hill, and a BSc in Electrical Engineering from the Technion, Israel Institute of Technology.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") discusses the principles and objectives underlying our policies and decisions with respect to the compensation of our named executive officers ("NEOs"), as well as other material factors relevant to an analysis of these policies and decisions regarding our 2024 executive compensation program. This CD&A is intended to be read in conjunction with the tables that immediately follow this section, which provide further compensation information for the following NEOs:

Name	Position
Ido Schoenberg, MD	Chairman, Chief Executive Officer (CEO)
Roy Schoenberg, MD, MPH [1]	Executive Vice Chairman, Former co-Chief Executive Officer
Phyllis Gotlib	President, International
Mark Hirschhorn [2]	Executive Vice President, Chief Financial Officer and Chief Operating Officer
Kurt Knight [3]	Former Chief Operating Officer
Robert Shepardson [4]	Former Chief Financial Officer
Kathy Weiler [5]	Former Executive Vice President, Chief Commercial and Growth Officer

(1)   Dr. Roy Schoenberg resigned from his role as President and co-CEO and transitioned to the role of Executive Vice Chairman of Amwell's Board of Directors effective June 13, 2024.

(2)   Mr. Hirschhorn was appointed as Executive Vice President, Chief Financial Officer effective October 21, 2024, and then to his current position as Executive Vice President, Chief Financial Officer and Chief Operating Officer effective December 17, 2024.

(3)   Mr. Knight's employment with the Company ended effective December 31, 2024.

(4)   Mr. Shepardson resigned from employment effective October 18, 2024.

(5)   Ms. Weiler's employment with the Company ended effective December 31, 2024.

See "Compensation Program Components – Leadership Transitions Effective in 2024" for further information regarding our 2024 leadership transitions.

The primary objectives of our executive compensation program are to retain key executives, attract new talent and link compensation to achievement of business objectives. We believe our 2024 NEO compensation demonstrates the Company's commitment to aligning executive pay with corporate performance. This CD&A provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program and each element of compensation provided. In addition, it explains how and why the Compensation Committee (for purposes of this Compensation Discussion and Analysis, the compensation tables and related information that follows and Proposal No. 3, the "Committee") arrived at the specific compensation policies and decisions involving our NEOs in respect of 2024.

2024 Support for the Company's Executive Compensation Program

We held our second advisory vote on executive compensation at our 2024 annual meeting of stockholders. Although this vote on compensation, known as the "say-on-pay" vote, is advisory and not binding on the company, the Committee and the Board value the opinions of stockholders and review the voting results in connection with their ongoing evaluation of our compensation philosophy and compensation decisions.

At our 2024 annual meeting of stockholders, we received the support of approximately 98% of the votes cast on our Say-on-Pay proposal. The Compensation Committee viewed the results of the 2024 Say-on-Pay vote as evidence that a substantial majority of stockholders are aligned with our executive compensation program. The Board and the Compensation Committee will continue to carefully consider the results of any Say-on-Pay vote in the future.

Compensation Philosophy and Objectives

Compensation Philosophy

The Committee believes that a well-designed compensation program should align the NEOs' interests with Company growth and stockholder returns. Specifically, the Committee believes that the program should support and incentivize the executive team to ensure the Company's achievement of its primary business goals and allow the Company to attract and retain executives whose

talents, expertise, leadership and contributions are expected to build and sustain growth in long-term stockholder value. As a result, we maintain a strong pay-for-performance orientation in our compensation program.

To achieve these objectives, the Committee regularly reviews our compensation policies and overall program design to ensure that they are aligned with the interests of our stockholders and our business goals, and that the total compensation paid to our executives and directors is fair, reasonable and competitive for our size and stage of development.

Compensation Objectives

- **Pay for performance: Reward achievement of business objectives.** Our mission is to connect and enable providers, insurers, patients and innovators to deliver and/or receive greater access to more affordable, higher quality care. We have developed a robust strategy to accomplish this mission.

  The Committee has designed our executive compensation program to motivate our executive officers to achieve these business objectives by closely linking the value of the compensation they receive to our performance relative to these business objectives. Specific metrics are chosen by the Committee to incentivize performance that supports and advances our short- and long-term strategic and business objectives and the creation of stockholder value.

- **Align the interests of our executive officers and employees with those of our stockholders; Foster an ownership culture.** Equity-based compensation constitutes a significant portion of our executive officers' overall compensation. The Committee uses equity, when appropriate, as the vehicle for long-term incentive opportunities to incentivize and reward executive officers to (i) achieve multi-year strategic goals and (ii) deliver sustained long-term value to stockholders.

  The Committee believes using equity for the long-term incentives creates strong alignment between the interests of executive officers and the interests of our stockholders because it gives executive officers and stockholders a common interest in stock price performance. Granting equity also fosters an ownership culture among executive officers by making them stockholders with a personal stake in Amwell's growth and success.

- **Attract, retain and motivate talented individuals with market competitive compensation**. Our people are vital to our success. In our industry, we face a competitive market for executive talent. We seek executive officers and managers who have substantial experience, expertise and capabilities. We have structured our compensation program to ensure we are able to attract and retain the talent necessary for us to achieve our business goals.

Compensation Program Governance

The Committee assesses the effectiveness of our executive compensation program from time to time and reviews risk mitigation and governance matters, which includes maintaining the following best practices:

What We Do	
Pay for Performance	A material portion of total executive compensation is variable and at-risk.
Balance Short- and Long-Term Compensation	The allocation of incentives does not over-emphasize short-term performance at the expense of achieving long-term goals.
Independent Compensation Consultant	The Committee has engaged an independent compensation consultant to provide information and advice for use in all aspects of compensation-related decision-making.
Peer Data	We utilize a peer group of companies based on industry sector, revenue and market capitalization to reference for compensation decisions that is reviewed on an annual basis.
Cap on Incentive Awards	Our incentive plans have an upper limit on the amount that may be earned and paid.
Robust Stock Ownership and Retention Guidelines	Our executive officers and directors are required to maintain certain levels of stock ownership. We require, for those who have not met their minimum required ownership, that they hold (and not dispose of) a certain number of shares of our common stock acquired through equity awards.
Clawback Policy	We maintain a clawback policy designed to recoup incentive compensation paid to executive officers based on erroneously prepared financial statements.

No Hedging of Company Securities	We prohibit employees and directors from engaging in hedging or short sale transactions in Company securities.
No Pledging of Company Securities	We prohibit employees and directors from pledging Company securities or placing them in a margin account.
No Excessive Perks	We do not provide large perquisites to executive officers.
No Excise Tax Gross-Ups	We do not provide excise tax gross-ups.

Compensation Determination Process

Role of the Compensation Committee

The Committee establishes, reviews and approves our compensation philosophy and objectives; determines the structure, components and other elements of executive compensation; and reviews and approves the compensation of the NEOs or, in the case of the CEO, recommends it for approval by the Board. The Committee structures the executive compensation program to accomplish its articulated compensation objectives in light of the compensation philosophy described above.

The Committee obtains input from executive officers regarding the Company's annual operating plan, expected financial results, and related risks. Based on this information and with the assistance of the Committee's independent compensation consultant, the Committee establishes the performance-based metrics and targets for the annual incentive plan. The Committee sets appropriate threshold and maximum levels of performance for the performance-based metrics for the annual incentive plan to motivate achievement among our executive officers without incentivizing excessive risk-taking.

Annually, the Committee reviews the elements of our executive compensation program to verify the alignment of the program with our business strategy and with the items that it believes drive the creation of stockholder value, and to determine whether any changes would be appropriate.

At the beginning of the fiscal year, the Committee evaluates achievement over the past calendar year relative to previously established and approved performance targets and examines whether it would be appropriate to apply discretion to the initial outcomes in order to take relevant factors into consideration. The Committee then determines the corresponding payouts earned under the performance-based annual incentive plan and for any PSUs.

With the recommendations of the CEO, the Committee approves the compensation for all the other executive officers. At the start of 2024, the Committee made recommendations to the full Board regarding the compensation of our co-CEOs. Following Dr. Roy Schoenberg's transition in June 2024 to Executive Vice Chairman, the Committee makes recommendations to the full Board regarding the compensation of the CEO and the Executive Vice Chairman.

Role of the Independent Compensation Consultant

The Committee recognizes that there is value in procuring independent, objective expertise and counsel in connection with fulfilling its duties, and pursuant to its charter, the Committee has the authority to select and retain independent advisors and counsel to assist it with carrying out its duties and responsibilities. The Committee has exercised this authority to engage Aon as an independent compensation consultant, and the Company has provided appropriate funding to the Committee to do so.

The Committee has worked with Aon to develop a peer group, provide a competitive market analysis of the base salary, annual cash incentive awards and long-term incentive compensation of our executive officers compared against the compensation peer group, report on share utilization, and review other market practices and trends.

While the Committee took into consideration the review and recommendations of Aon when making decisions about our executive compensation program, ultimately, the Committee made its own independent decisions in determining our executives' compensation.

The Committee has assessed the independence of Aon pursuant to SEC and NYSE rules. In doing so, the Committee considered each of the factors set forth by the SEC and the NYSE with respect to a compensation consultant's independence and reviewed Aon's own self-evaluation of and conclusion regarding its independence. The Committee also considered the nature and amount

of work performed for the Committee by Aon and the fees paid for those services in relation to the firm's total revenues. Based on its consideration of the foregoing and other relevant factors, the Committee concluded that there were no conflicts of interest, and that Aon is independent.

Compensation Peer Groups and Peer Selection Process

The Committee believes relevant market and benchmark data provide a solid reference point for making decisions and very helpful context, even though, relative to other companies, there are differences and unique aspects of the Company. The Committee takes into consideration the structure and components of, and the amounts paid under, the executive compensation programs of other, comparable peer companies, as derived from public filings and other sources when making decisions about the structure and component mix of our executive compensation program.

The Committee, with the assistance of Aon, developed a peer group in October 2023 for use in connection with decisions about 2024 executive compensation. The Committee used the following criteria in selecting a peer group: sector (technology and health care technology), trailing twelve months of revenue (0.5x to 2.5x the Company's revenue, oriented toward high growth) and market capitalization (0.5x to 5.0x the Company's market cap). Beyond those criteria, in reviewing the peer group, Aon recommended, and the Committee agreed, to consider maintaining historical consistency in the peer group barring substantial changes in the size or business of the peer company and recognized that existing companies that fall outside the selection criteria may nonetheless be considered important in the existing peer group when considered as a strong talent and business profile comparator.

Based on these criteria and considerations, the Committee approved a peer group that consisted of the following 17 companies:

Accolade, Inc. (Nasdaq: ACCD)	GoodRx Holdings, Inc. (Nasdaq: GDRX)	NextGen Healthcare, Inc. (Nasdaq: NXGN)	Schrödinger, Inc. (Nasdaq: SDGR)
Certara, Inc. (Nasdaq: CERT)	Health Catalyst, Inc. (Nasdaq: HCAT)	Omnicell, Inc. (Nasdaq: OMCL)	Sharecare, Inc. (Nasdaq: SHCR)
Computer Programs and Systems (Nasdaq: CPSI)	LifeStance Health Group, Inc. (Nasdaq: LFST)	Phreesia, Inc. (NYSE: PHR)	Talkspace, Inc. (Nasdaq: TALK)
Definitive Healthcare Corp. (Nasdaq: DH)	LivePerson, Inc. (Nasdaq: LPSN)	Progyny, Inc. (Nasdaq: PGNY)	Teladoc Health, Inc. (NYSE: TDOC)
Doximity, Inc. (NYSE: DOCS)			

Based on the peer analysis performed by Aon in 2023 for the 2024 executive compensation, the resulting peer group was the same as the 2023 peer group except that 1LifeHealthcare, Inc. was removed because it was acquired, HealthEquity, Inc. and New Relic, Inc. were removed as they no longer fit the selection criteria, and Computer Programs and Systems, Inc., NextGen Healthcare, Inc., and Talkspace, Inc. were added as those additions reflected companies with financial and industry characteristics more similar to our company.

In October 2024, the Committee reviewed and approved an updated peer group for 2025 executive compensation. The Committee used the same selection criteria described above, resulting in the same peer group except that NextGen Healthcare, Inc. and Sharecare, Inc. were removed because they were acquired, and Computer Programs and Systems, Inc. changed its name to Trubridge, Inc. on March 4, 2024. This 2025 peer group was used as a reference by the independent compensation consultant and the Committee in December 2024 to establish the compensation for Mr. Hirschhorn for his new role as Executive Vice President, Chief Financial Officer and Chief Operating Officer.

The Committee believes that the compensation practices of the above listed peer group provided us with appropriate compensation reference points for evaluating and determining the compensation of our NEOs for 2024. Consistent with best practices for corporate governance, the Committee reviews our peer group annually.

Role of the Co-CEOs

At the start of 2024, the Committee worked with our co-CEOs to set the target compensation of each of our other NEOs. As part of this process, the co-CEOs evaluated the performance of the other executive officers and made recommendations to the Committee in the first quarter of the year regarding the compensation of each other executive officer. As a result of Dr. Roy Schoenberg's transition from President and co-CEO to Executive Vice Chairman, Dr. Ido Schoenberg as the sole CEO will evaluate the performance and make recommendations for the other executive officers, including Dr. Roy Schoenberg, starting with the first quarter of 2025.

The Committee gives significant weight to the recommendation of the CEO(s) in light of their familiarity with the day-to-day performance of these officers. Nevertheless, the Committee makes the ultimate determination regarding the compensation for the executive officers.

Dr. Ido Schoenberg and Phyllis Gotlib are married to each other. The Committee has strict protocols to avoid conflicts of interest and to maintain confidentiality in connection with determinations of the compensation of Drs. Ido Schoenberg and of Phyllis Gotlib.

Compensation Program Components

2024 Components in General

In order to achieve its executive compensation program objectives, the Committee utilizes the compensation components set forth in the chart below. The Committee verifies through regular reviews that each executive officer's total compensation is consistent with its compensation philosophy and objectives and that each component below is appropriately reflected in the executive in question's compensation.

Element	Description	Additional Detail
Base Salary	Fixed cash compensation Determined based on each executive officer's role, individual skills, experience, performance, positioning relative to competitive market and internal equity.	Base salaries are intended to provide stable compensation to executive officers, allow us to attract and retain skilled executive talent and maintain a consistent, stable leadership team.
Short-Term Incentives: Annual Cash Incentive Opportunities	Variable cash compensation based on the level of achievement of certain pre-determined annual performance objectives. Target cash award is capped as a fixed percentage of base salary.	Annual cash incentive opportunities are designed to align our executive officers in pursuing our short-term goals; payout levels are generally determined based on actual financial results and the degree of achievement of personal performance milestones.
Long-Term Incentives: Equity-Based Compensation	Variable equity-based compensation. Performance Stock Units (PSUs): Restricted stock units granted in 2022 and 2023 that are performance-based, using stock price hurdles as the performance metric. Restricted Stock Units (RSUs): Restricted stock units that are time-based.	Equity-based compensation is designed to motivate and reward executive officers to achieve multi-year strategic goals and to deliver sustained long-term value to stockholders, as well as to attract and retain executive officers for the long term.

Base Salary

Base salaries provide fixed compensation to executive officers and help us to attract and retain the executive talent needed to lead the business and maintain a stable leadership team. Base salaries are individually determined according to each executive officer's areas of responsibility, role and experience, and they vary among executive officers based on a variety of considerations, including skills, experience, achievements and the competitive market for the position.

For newly-hired or promoted executive officers, the Compensation Committee establishes initial base salary through arm's-length negotiations at the time the executive officer is hired, considering the position and the executive's experience, qualifications and prior compensation.

From time to time, the Committee might consider and approve base salary adjustments for executive officers. The main considerations for a salary adjustment are similar to those used in initially determining base salaries, but may also include changes in the competitive market, changes of role or responsibilities, or recognition for achievements or market trends.

For 2024, the Committee did not make any changes to the base salaries of the CEO or the other NEOs, except for a mid-year decrease for Dr. Roy Schoenberg (as shown in the table below) to reflect his transition from co-CEO to Executive Vice Chairman, and an increase for Mr. Hirschhorn in December 2024 in consideration of his significantly increased leadership responsibilities in connection with the addition of his role as Chief Operating Officer to his position as Executive Vice President, Chief Financial

Officer. Mr. Hirschhorn's initial base salary was established at $485,000 upon his appointment to the role Chief Financial Officer in October 2024.

NEO	2024 Base Salary ($)[1]	2023 Base Salary ($)[1]	% Change
Ido Schoenberg	$ 650,000	$ 650,000	0%
Roy Schoenberg	$ 325,000	$ 650,000	-50%
Phyllis Gotlib	$ 485,000	$ 485,000	0%
Mark Hirschhorn	$ 575,000	N/A	N/A
Kurt Knight	$ 485,000	$ 485,000	0%
Robert Shepardson	$ 485,000	$ 485,000	0%
Kathy Weiler	$ 485,000	$ 485,000	0%

(1)   Amounts shown are the annual base salary rate in effect at year-end or, for Mr. Shepardson, upon his termination of employment.

Annual Incentive Plan

The annual incentive plan for executive officers is a cash plan that rewards NEOs for the achievement of key short-term objectives. In particular, the plan offers incentives to the NEOs to accomplish certain short-term financial results that the Committee views as key steps in the execution of our overall business strategy, with the ultimate intent of increasing stockholder value.

For the NEOs, the amount of the payout, if any, under the annual incentive plan is based on achievement against two categories of performance measures: a Corporate Funding Performance Factor and a Personal Factor Multiplier.



Target Opportunities

The Committee determines the target annual incentive opportunity available to each NEO by taking the individual's annual base salary in effect at year end and multiplying it by the individual's target incentive percentage. Among other factors, the target incentive percentages are determined with reference to the actions in this regard by our peer group companies for their NEOs and the proportion of total direct compensation represented by the annual incentive.

The amounts shown in the table below reflect the 2024 Target Annual Incentive Opportunities initially established by the Committee for each named executive officer:

NEO	2024 Target Annual Incentive Plan Opportunity as a % of Base Salary
Ido Schoenberg	150%
Roy Schoenberg	150%
Phyllis Gotlib	100%
Mark Hirschhorn[1]	—
Kurt Knight	100%
Robert Shepardson	100%
Kathy Weiler	100%

(1)   Under the terms of his employment agreement, Mr. Hirschhorn received an annual bonus for 2024 that was fixed at $500,000. As of 2025, he is eligible to participate in the annual incentive plan with a target bonus opportunity of 125% of his base salary.

Corporate Funding Performance Factor

The amount of the payout, if any, under the annual incentive plan is based in part on our achievement against financial measures. The Committee selected three financial measures for this year's annual incentive opportunity, consisting of 2024 Company Revenue (weighted at 50% of the total bonus opportunity), 2024 Subscription Bookings Attainment (weighted at 25% of the total bonus opportunity), and 2024 Defense Health Agency (DHA) Bookings Attainment (weighted at 25% of the total bonus opportunity). Subscription bookings was broken into two categories rather than the single category used in 2023. These financial measures were designed to focus executive officers on the critical strategic priorities of top line revenue growth and customer growth in two segments.

Given the Company's stage of development, the Committee emphasized revenue growth and market share as the highest priorities. We derive revenue from the use of our enterprise platform and software as a service in the form of recurring subscription fees, and related services and Carepoint sales. We also generate revenue from the performance of AMG (our independent clinical services partner) patient visits. We empower our clients with our enterprise platform and software as a service solutions that enable hybrid care delivery by offering our clients products to help weave digital care across all care settings. Amwell determined that growing the business through incentivizing the acquisition of new customers and selling additional modules and products to existing customers was critical for our success, as well as the success of our clients and patients.

Target, Threshold and Maximum Corporate Funding Performance Levels

The Committee set the performance metric targets at levels that it considered rigorous and challenging and that took into account the relevant risks and opportunities. More specifically, the Committee reviewed the relevant financial objectives set as a result of the detailed budgeting process and assessed various factors related to the achievability of these budget targets, including projected growth of the overall market, the risks associated with various macroeconomic factors, including the effects of inflation and rising interest rates, and the risks of achieving specific actions that underlie the targets and the implied performance relative to prior years.

Considering these factors, the Committee set the 2024 annual incentive plan target for revenue at $265 million, a 2.9% growth rate over the actual total revenue in 2023. The Committee established the targets for subscription bookings attainment and DHA bookings attainment at $25 million and $43 million, respectively, levels that the Committee believed would reflect significant achievement.

Having set the targets, the Committee also set the threshold and maximum performance levels. For 2024, the Committee set the threshold for payment of any annual incentives at approximately 96.2% of the revenue target, at 20% of the subscription bookings attainment target, and at approximately 11.6% of the DHA bookings attainment target. The Committee set the maximum level payment for the revenue metric at 103.8% of target, the maximum level for subscription bookings attainment at 132% of target, and the maximum level of DHA bookings attainment at 128% of target, each of which were levels that presented a significant challenge requiring exceptionally strong performance.

Corporate Achievement Level

In early 2025, as part of the process of making its final determination with respect to the achievement level for the Corporate Factor, the Committee took into consideration that there was a slight delay in the timing of recognition of contract revenue that it viewed as beyond management's control. The Committee determined that, nowithstanding that the booking occurred in early 2025, it was attributable to 2024 performance. As a result, based on the performance of the CEO and other NEOs in 2024, the Committee determined that the level of corporate achievement for 2024 was 35%. (For avoidance of doubt, the Committee will, correspondingly, exclude the contribution from such item from 2025 performance.)

The table below reflects the threshold, target and maximum for each of the three metrics and the bonus pool funding:

Performance Metric	Below Threshold ($/%)	Threshold ($/%)	Target ($/%)	Maximum ($/%)	Actual Result ($/%)	Achievement vs. Target
Revenue (in millions)	<255.0	255.0	265.0	275.0	254.4	96.0%
Percentage of Target Performance	*<96.2%*	*96.2%*	*100.0%*	*103.8%*		
Bonus Pool Funding (Weighted 50%)	0.0%	50.0%	100.0%	125.0%		—
Core Subscription Bookings (in millions)	<5.0	5.0	25.0	33.0	6.6	26.4%
Percentage of Target Performance	*<20.0%*	*20.0%*	*100.0%*	*132.0%*		
Bonus Pool Funding (Weighted 25%)	0.0%	20.0%	100.0%	125.0%		7%
DHA Bookings (in millions)	<5.0	5.0	43.0	55.0	18.8	43.6%
Percentage of Target Performance	*<11.6%*	*11.6%*	*100.0%*	*128.0%*		
Bonus Pool Funding (Weighted 25%)	0.0%	10.7%	100.0%	125.0%		11%
Committee Determination: Corporate Achievement						***35%***

Personal Factor

Under our annual incentive plan, the Committee also considers a personal factor in determining the payout to each NEO. For 2024, given the nature of their roles, the personal factors for the CEO and for the Executive Vice Chairman were the same as the Company's corporate performance metrics.

In general, the Committee determines personal factor achievement for the other NEOs based on each NEO's attainment of select Objectives and Key Results (OKRs) that are aligned with Company and department OKRs. The resulting personal factor is expressed as a percentage, with a maximum of 125%, and that percentage is applied to the bonus pool funding under the corporate component to determine the actual bonus payout for each NEO. In 2024, Ms. Gotlib was the only other NEO whose annual incentive plan bonus was measured under the personal factor, as she was the only other continuing NEO who had a bonus opportunity for the year who was in office at the time of payouts of the annual incentive plan. For 2024, the Committee determined that Ms. Gotlib's personal factor was achieved at 100%.

NEO	Objectives and Key Results
Phyllis Gotlib	• Achieve goals with active providers and number of annual visits • Operate within budget • Achieve high employee engagement • Assign OKRs to team members and document attainment • Manage processes to retain talent

Final Annual Incentive Plan Payouts

The following table reflects the target bonus opportunity for Messrs. Ido and Roy Schoenberg and Ms. Gotlib and the resulting payout for the annual incentive:

NEO	Base Salary ($)[1]	Target Opportunity (%)	Target Opportunity ($)	Corporate Funding Performance Factor (%)	Personal Factor (%)	Approved Payout Amount ($)
Ido Schoenberg	$ 650,000	150%	$ 975,000	35%	N/A	$ 341,250
Roy Schoenberg	$ 470,628	150%	$ 705,942	35%	N/A	$ 247,079
Phyllis Gotlib	$ 485,000	100%	$ 485,000	35%	100%	$ 169,750

(1)   Amounts shown are the annual base salaries in effect at year end or, for Dr. Roy Schoenberg, an average base salary based on his employment as co-CEO from January 1 to June 12, 2024, and then as Executive Vice Chair from June 13, 2024 to year end.

Under the terms of their respective separation agreements with the Company, Mr. Knight received payment of his target bonus for 2024, and Ms. Weiler received payment in lieu of any other bonus, both in the amount of $485,000. Mr. Shepardson was ineligible for an annual incentive as a result of his termination of employment in 2024.

Special Cash Awards

The Committee severely limits discretionary cash awards or equity grants to rare cases, to be used judiciously and in limited circumstances. However, the Committee views special cash awards as an important way to meet the Company's needs for a specific purpose or during a specific period. Recognizing the accomplishments of our executive officers, even if the achievements were not initially part of the designated measures for the year, is vital to retaining executive talent of the caliber of our leaders. To that end, in recognition of her accomplishments, including exceeding client retention targets, operating efficiently within budget, and employee engagement and retention for Amwell International, the Committee made a special cash award of $169,750 to Phyllis Gotlib.

Long-Term Incentives

The third and generally largest of the main components of our executive compensation program is our long-term equity incentive opportunity. The Committee designed the long-term incentive opportunity in 2024 to motivate and reward the NEOs to achieve multi-year strategic goals and deliver sustained long-term value to stockholders. The Committee did not grant long-term incentives to Messrs. Ido and Roy Schoenberg in 2024, based on its view that their existing equity awards provided appropriate continuing incentives, and due to the commitment the Company made in 2022 to not provide them with additional equity awards until after February 28, 2025.

Long-term incentives create a strong link between payouts and performance, and a strong alignment between the interests of executive officers and the interests of our stockholders. Long-term equity incentives also promote retention because executive officers will only receive value if they remain employed by us over the required term, and they foster an ownership culture among our executive officers by making executive officers become stockholders with a personal stake in the value they are incentivized to create.

Equity Vehicles: RSUs

The Committee determined that our 2024 equity awards for our executive officers would be comprised solely of time based vesting RSU awards. A summary of the long-term incentives granted to the non-CEO NEOs in 2024 is shown below:

Equity Vehicle	2024 Allocation	Vesting Period	How Earned	Rationale for Use
RSUs	100%	3 years, 25% vested immediately and the remainder vesting quarterly over the three years from the grant date	Time Based Vesting	• Provides value even during stock price or market underperformance • Promotes retention and reinforces ownership culture

RSUs service-vest over a three-year period, with 25% of the RSUs vesting immediately upon grant. The Committee determined that it was appropriate that a portion of the RSUs vested immediately upon grant following the independent decision by the majority of the NEOs to forfeit their 2022 PSU grants, which helped to replenish the Company pool of shares available for grant in 2024.

2024 Equity Grants

Typically, in making determinations about the size of long-term equity incentive grants to the NEOs, the Committee considers, among other things, both equity grant levels and the overall pay mix in peer group companies and the NEO's role, skills and experience and the criticality of the NEO's contributions to the Company. The specific size of the grants to each NEO varies based on these factors.

The Committee has committed not to make any equity grants to Messrs. Ido and Roy Schoenberg during the three-year performance period of the 2022 PSUs, which ended on February 28, 2025. The Committee views it as paramount to motivate the

senior leadership team to work together cooperatively and constructively, and thus made equally sized grants to each to reinforce the collaborative nature of their execution of the mission. Based on the thirty trading-day average stock price preceding February 20, 2024, the RSU grants made to the other NEOs in 2024 were as follows:

Name	Target Total Equity Value ($)		RSUs (#)	
Phyllis Gotlib	$	2,500,000	$	2,171,646
Kurt Knight	$	2,500,000	$	2,171,646
Robert Shepardson	$	2,500,000	$	2,171,646
Kathy Weiler	$	2,500,000	$	2,171,646

(1)   On July 10, 2024, the Company effected a reverse stock split of the Company's common stock at a ratio of 1-for-20 (the "Reverse Stock Split"). Following the Reverse Stock Split, the Company made appropriate adjustments with respect to all RSUs then outstanding. These adjustments resulted in approximately the same value of shares of common stock represented by the RSUs immediately before and following the Reverse Stock Split.

As described under "Leadership Transitions Effective in 2024" below, in connection with the commencement of his employment, Mr. Hirschhorn received a new hire RSU grant with an aggregate grant date value of $2,500,000, vesting 25% on the grant date and the remaining 75% in substantially equal quarterly installments over a three-year period beginning after the one-year anniversary of the grant date, such that the entire award would be fully vested on the four-year anniversary of the grant date.

We expect to continue to evaluate our equity compensation strategy across the organization to manage our equity utilization during 2024 and beyond.

Forfeiture of 2022 PSUs

At the start of 2022, the Committee had awarded PSUs to Ms. Gotlib, Mr. Knight and Mr. Shepardson. The 2022 PSUs were eligible to vest based on the attainment, on average, of select market capitalization hurdles that were set as multiples of the applicable grant date market capitalization of the Company. The hurdles were based on market capitalization increases of between 0% and 300% from the time of grant, for a performance period from March 1, 2022 to February 28, 2025.

By late 2023, the Committee became concerned that these 2022 PSUs granted to Ms. Gotlib, Mr. Knight and Mr. Shepardson were no longer effective at accomplishing the goals for which they were originally designed, and thus were no longer in the best interests of the Company and its stockholders. Specifically, given the challenging market for health care technology companies generally over the last two years, and for the Company in particular, the Committee was concerned that the 2022 PSUs did not offer meaningful financial or retentive value. The Committee also faced a challenge at the start of 2024 in that the number of shares available for grant for all employees under our long-term incentive program was lower than anticipated.

Therefore, the Committee determined that it would be in the best interest of the Company to ask these executives, and other executives who were similarly situated, to forfeit their 2022 PSUs, both because they were no longer having the intended retention and incentive effect and in order to replenish the pool of shares available under the Company's equity plan. Each of Ms. Gotlib, Mr. Knight and Mr. Shepardson subsequently agreed to forfeit their 2022 PSUs. These forfeited PSUs added shares back to the number of available shares, which the Committee used to make 2024 equity grants, including to grants to Ms. Gotlib, Mr. Knight and Mr. Shepardson, as described above.

Supplemental Awards

In certain specific circumstances and on rare occasions, the Committee and the Board may award supplemental cash or equity grants to executive officers as an important way to meet the Company's needs for a specific purpose or during a specific period. In the health technology industry, there is intense competition for executive officers with the skills and experience needed to execute our strategy and lead our team. The health technology industry is fiercely competitive. Attracting and retaining executive talent of the caliber of our leaders, and maintaining a stable, consistent team, particularly during a period of leadership transition, is both extremely challenging and vitally important. Our ability to execute our strategy, our future success and the promotion and protection of the interests of our stockholders depends to a great extent on our continuing ability to retain highly qualified and skilled employees.

Against this backdrop, the Committee determined that it was in the best interest of the Company and our stockholders to make supplemental grants to certain of our NEOs as set forth below.

CEO Cash-Based Long-Term Incentive Award

In August 2024, the Compensation Committee recommended, and the Board approved, the grant of a cash-based long-term incentive opportunity award to our CEO. The award is potentially payable in three equal installments of $1 million, in each of March 2025, 2026 and 2027, subject to the Company's achievement of performance goals as specified by the Committee, and subject in each case to the CEO's continued employment through the applicable payment date.

For the tranche corresponding to the March 2025 payment date, the Committee established a performance goal based on the Company's adjusted EBITDA. The Board selected adjusted EBITDA as the measure, because it is aligned with our critical strategic priorities of profitability and controlling expenses. Thus, the Board tied the payout of the 2024 tranche to attainment of adjusted EBITDA of $(140) million or better for fiscal 2024.

Subsequent to year-end 2024, in February 2025, the Committee determined that the first goal associated with the CEO's cash-based long-term incentive award was met, because the Company's adjusted EBITDA was $(134.4) and therefore the amount would be distributed to the CEO based on his continued employment on March 3, 2025. Pursuant to the terms of the cash-based long-term incentive award, the Board has established the performance goals for the tranches in respect of 2025 and 2026 (payable in March 2026 and March 2027).

Retention Bonus Agreements

The Committee limits discretionary cash awards or equity grants to rare cases, to be used judiciously and in limited circumstances. However, the Committee views special cash awards as an important way to meet the Company's needs for a specific purpose or during a specific period. Recognizing the accomplishments of our executive officers, even if the achievements were not initially part of the designated measures for the year, is vital to retaining executive talent of the caliber of our leaders. To that end, the Committee awarded Retention Bonuses to each of Ms. Gotlib, Mr. Shepardson, Mr. Knight and Ms. Weiler in 2024 in the amounts of $500,000, each.

The Retention Bonuses were designed to incentivize the NEOs to undertake, and had goals related to the implementation of, the actions necessary to transform the business in connection with the development and execution of a new strategy, and significant efficiency targets necessary to meet objectives. The Retention Bonus awards were payable on March 3, 2025 provided, among other requirements, that the executive was employed by the Company on such date, had complied with certain restrictive covenants, and had not tendered notice of resignation before that date. The Retention Bonus agreements further provided that the amounts would be payable before March 3, 2025 if the Company terminated the executive without "Cause" or the executive terminated his or her employment for "Good Reason" (in either case, as such terms are defined in the executive's employment agreement with the Company).

Ms. Gotlib was paid her Retention Bonus in March 2025 in consideration of her continued employment through such date, and in recognition of her accomplishments, including exceeding client retention targets, operating efficiently within budget, and employee engagement and retention for Amwell International. Mr. Shepardson forfeited his Retention Bonus in connection with his resignation from employment in 2024. Consistent with the terms of their respective separation agreements, Ms. Weiler and Mr. Knight each received their Retention Bonus on December 31, 2024.

Commission

In January of 2024, the Committee approved a one-time commission payment to Ms. Weiler in the amount of $250,000. The commission payment was designed to incentivize Ms. Weiler as she was instrumental in achieving critical contracts in Q4 of 2023. This commission payment was made to Ms. Weiler on February 9, 2024.

Leadership Transitions Effective in 2024

Roy Schoenberg's Transition from co-CEO to Executive Vice Chairman

In June 2024, the Company announced that Dr. Roy Schoenberg would be transitioning from his role as president and co-CEO to become Executive Vice Chairman of our Board of Directors, and Dr. Ido Schoenberg had assumed the role of sole CEO. In the interest of ensuring a smooth transition in the Company leadership, and in light of the need to retain his significant knowledge and

leadership experience going forward, the Board agreed to provide for both a Transition Agreement and an Amended and Restated Employment Agreement between the Company and Dr. Roy Schoenberg.

The Amended and Restated Employment Agreement provides that, in his role as Executive Vice Chairman, Dr. Roy Schoenberg will receive an annual base salary of $325,000 (which may increase so that this salary is maintained at a level equal to 50% of the Company's CEO), and will be eligible for an annual target bonus of 150% of his annual base salary (or if greater, 50% of the target annual cash bonus of the Company's CEO). In addition, under the Amended and Restated Employment Agreement, Dr. Roy Schoenberg is eligible for consideration for equity grants made to other executive officers, as may be determined by the Committee or the Board, at an amount not less than 50% of the amount of such grants to the Company's CEO. Under the Amended and Restated Employment Agreement, which also provides that if Dr. Roy Schoenberg's employment as Executive Vice Chairman is involuntarily terminated other than for "Cause", he may be eligible for certain benefits as described in detail under "Potential Payments Upon Termination or Change in Control" below.

The Transition Agreement provides that Dr. Roy Schoenberg will receive transition benefits equal to $1,950,000, payable on the Company's regular payroll dates over the 36 months following the June 16, 2024 transition date. In addition, the Transition Agreement provides that the unvested RSUs that had been granted in April 2021, the remainder of which were otherwise scheduled to vest in equal quarterly installments through April 2025, would accelerate and become fully vested as of June 16, 2024.

Robert Shepardson's Resignation as Chief Financial Officer

Mr. Shepardson resigned from his position as Chief Financial Officer effective October 18, 2024. In connection with his resignation, Mr. Shepardson forfeited all his outstanding unvested equity awards, as well as the opportunity to receive the 2024 annual cash incentive or the Retention Bonus award from August 2024.

Kurt Knight's Termination as Chief Operating Officer and Kathy Weiler's Termination as Executive Vice President, Chief Commercial and Growth Officer

On December 31, 2024, Mr. Knight and Ms. Weiler both terminated employment with the Company. In connection with the termination of employment for each of Mr. Knight and Ms. Weiler, the Company and each of Mr. Knight and Ms. Weiler, respectively, agreed to certain compensation arrangements, which are described in further detail under "Potential Payments Upon Termination or Change in Control" below. The terms of each of their separations were consistent with their pre-existing agreements, except that (i) each would receive payment of an amount that was equal to their target bonus for 2024 on January 24, 2025 in lieu of a payment of the 2024 annual bonus based on actual results, and (ii) in lieu of the salary continuation payments to which each was entitled, all such payments would be made in a single lump sum on January 24, 2025.

Mark Hirschhorn's Appointment as Chief Financial Officer and Subsequent Promotion to Executive Vice President, Chief Financial Officer and Chief Operating Officer

On October 14, 2024, the Company entered into an employment agreement with Mr. Hirschhorn to become the Company's Chief Financial Officer effective October 21, 2024, following Mr. Shepardson's resignation. Pursuant to that employment agreement, Mr. Hirschhorn's annual base salary was established at $485,000, and he became eligible for an annual target bonus opportunity of 100% of his year-end annual base salary (except that, the employment agreement provided that Mr. Hirschhorn would receive a $500,000 bonus for the 2024 fiscal year). In addition, as previously described, Mr. Hirschhorn received a new hire equity grant that consisted entirely of RSUs with an aggregate grant date value of $2,500,000. The vesting schedule for Mr. Hirschhorn's new hire equity grant was 25% vested on the grant date, with the remaining 75% vesting in substantially equal quarterly installments over a three-year period beginning after the one-year anniversary of the grant date, such that the entire award would be fully vested on the four-year anniversary of the grant date.

In addition, Mr. Hirschhorn's employment agreement further provided that on or about November 4, 2024, he would receive an additional long-term incentive award (the "Additional Award"), under which a total value of $5,000,000 may be earned. The Additional Award will be eligible to vest in substantially equal annual installments on each of the first four anniversaries date of Mr. Hirschhorn's start date, provided that (i) he remains employed by the Company through the applicable vesting date; and (ii) applicable EBITDA targets and appreciation of Company valuation targets, in each case, as determined by the Board or the Committee in its sole discretion, are achieved. The applicable EBITDA targets and other targets will be determined and effective beginning with the 2025 fiscal year, and, as a result, the Additional Award was granted to Mr. Hirschhorn is early 2025. The

Additional Award, to the extent it becomes vested, will be settled in cash, unless the Board or the Committee determines in its sole discretion that it shall be settled in shares of the Company's common stock.

Subsequently, on December 18, 2024, the Company announced that Mr. Hirschhorn was promoted to the position of Executive Vice President, Chief Financial Officer and Chief Operating Officer, effective December 17, 2024. The Company entered into an amended employment agreement with Mr. Hirschhorn under which Mr. Hirschhorn's annual base salary was increased to $575,000, and he became eligible for an annual target bonus of 125% of his year-end annual base salary beginning in the 2025 fiscal year. As set forth in the employment agreement entered upon his hire, the amended employment provided that Mr. Hirschhorn would receive a $500,000 bonus for the 2024 fiscal year.

Other Elements of Compensation

Employee Stock Purchase Plan

Under the terms of our 2020 Employee Stock Purchase Plan (the "ESPP"), eligible employees are provided the opportunity to purchase shares of our Class A common stock through the exercise of stock options granted during offering periods established by the administrator based on participants' applied payroll deductions of up to a fixed dollar amount or percentage of their eligible compensation. The purchase price per share of our Class A common stock will equal 85% of the lower of either (a) the Common Stock's fair market value on the first trading day of an offering period (in either case, the "enrollment date") or (b) the Common Stock's fair market value on the applicable "purchase date" of the offering period. Neither the CEO nor the Executive Vice Chairman are eligible employees under the ESPP.

Retirement Benefits

We maintain a tax-qualified defined contribution plan (the "401(k) Plan"), in which our employees, including our named executive officers, are eligible to participate. Under the 401(k) Plan, participants may defer a portion of their annual compensation on a pre-tax or after-tax Roth basis. In addition, we make a matching contribution of up to 3% of a participant's contribution subject to IRS contribution limits.

We do not provide a pension plan for employees (other than as may be statutorily required by applicable law) and none of our named executive officers participate in a non-qualified deferred compensation plan.

Employee Benefits

All of our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans, including:

- medical, dental and vision benefits;

- short-term and long-term disability insurance; and

- life and accidental death and dismemberment insurance.

We also provide supplemental short-term disability coverage to our NEOs in addition to the short-term disability coverage provided to our full-time employees generally.

We believe the benefits and limited perquisite described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

Change in Control and Severance Arrangements

As further described immediately below, we believe that the possibility of a change in control creates uncertainty for our executive officers regarding their continued employment because such transactions frequently result in senior management changes. Change in control protections help to alleviate these concerns, allowing each executive to focus their attention on growing our business. In addition, these protections encourage executives to remain employed with us during the threat or negotiation of a change in control transaction, which preserves our value and the potential benefit to be received by our stockholders in the transaction.

We also believe that protection against an involuntary termination (even outside of the change in control context) helps us remain competitive given the challenge of recruiting qualified individuals to fill our senior executive roles. Pursuant to our employment arrangements with each of our NEOs, if we terminate the employment of such executive for reasons other than for "Cause"

(including such executive's death or permanent disability), or if such executive resigns for "Good Reason", then he or she will be eligible to receive certain cash severance, bonus and other benefits, with such enhanced benefits to include (i) full accelerated vesting of equity based awards if such involuntary termination occurs in connection with a change in control, and (ii) partial accelerated vesting of equity based award if such involuntary termination occurs generally. All such benefits are contingent on execution of a general release of claims by the executive officer in question.

In addition, the CEO will receive accelerated vesting of his equity if we engage in a corporate transaction, as defined under our equity plan, that results in a change in his role in the organization.

We do not provide any excise tax gross-ups to any of our NEOs in the event of a change of control.

Additional details are provided under "Potential Payments Upon Termination or Change in Control" below.

Additional Compensation Policies and Practices

Clawback Policy

Amwell has adopted an incentive-based compensation recoupment policy as required under the SEC regulation that implements the applicable provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the related NYSE listing standard. The policy generally requires that the Company recoup incentive compensation, which is defined as compensation granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure, if the Company is required to restate its financial results due to the Company's material noncompliance with any financial reporting requirement under the federal securities laws. Consistent with these requirements, the Company will seek recovery of erroneously awarded incentive-based compensation received by current and former executive officers during the three-year year period prior to the date the Company is required to prepare an accounting restatement. A copy of the clawback policy is filed as Exhibit 97.1 to our Annual Report on Form 10-K.

Executive Stock Ownership Guidelines

We believe that Amwell and our stockholders are best served when executive officers manage the business with a long-term perspective. As such, we have implemented executive stock ownership guidelines, as we believe stock ownership is an important tool to strengthen the alignment of interests among our executive officers and our stockholders, to reinforce executive officers' commitment to us and to demonstrate our commitment to sound corporate governance. The current NEOs have five years from the date the ownership guidelines were adopted in October 2022 to comply with the ownership guidelines. Any newly hired or promoted executives will have five years from the date of their hire or promotion to comply with the guidelines. After the initial five-year phase-in period, compliance with the ownership guideline will be measured on March 31 of each year. All of our current executive officers are in compliance with the guidelines or are on track to be in compliance with the guidelines within the five-year period.

Position	Multiple of Base Salary
Chief Executive Officer	6x
Named Executive Officers	2x
Other Executive Officers	1x

For this purpose, time-based restricted stock units (whether or not vested) and Company stock directly or beneficially owned by the executive or the executive's immediate family members will count for purposes of measuring compliance with the ownership guidelines. Stock options, including vested in-the-money options, and performance-based restricted stock/restricted stock units that are unearned (i.e., performance-based awards for which the applicable performance conditions have not been satisfied) are not counted for purposes of measuring compliance with the ownership guidelines.

Anti-Hedging and Anti-Pledging Policies

Our insider trading compliance policy prohibits our directors and executives from (i) engaging in any forms of hedging or short-selling transactions involving our securities, (ii) pledging or margining our securities, or (iii) any other transaction that would directly or indirectly reduce the risk of holding Company securities, however acquired.

Equity Granting Practices

The Committee has not granted stock options in recent years and did not grant stock options in 2024. The Committee does not take material nonpublic information into account when determining the timing and terms of equity awards. Stock options may occasionally be awarded on an off-cycle basis, including to new hires. The Company has not timed the disclosure of material nonpublic information to affect the value of executive compensation.

Tax Considerations: Section 162(m)

When reviewing compensation matters, the Committee considers the anticipated tax consequences to us (and, when relevant, to our executive officers) of the various payments under our compensation programs. Section 162(m) of the Code generally disallows a tax deduction for any publicly held corporation for individual compensation of more than $1.0 million in any taxable year to certain executive officers. The Committee, after considering the potential impact of the application of Section 162(m) of the Code, may provide compensation to executive officers that may not be tax deductible if it believes that providing that compensation is in the best interests of the Company and its stockholders.

Compensation Committee Report

This Compensation Committee Report shall not be deemed to be incorporated by reference into any filing made by the Company under the Securities Act of 1933 or the Exchange Act, notwithstanding any general statement contained in any such filing incorporating this proxy statement by reference, except to the extent the Company incorporates such Report by specific reference.

The Committee has reviewed and discussed the Compensation Discussion and Analysis with management of the Company. Based on such review and discussion, we have recommended to the Board that the Compensation Discussion and Analysis be included in the Company's proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

The preceding report has been furnished by the following members of the Committee:

Dr. Peter Slavin, Chairman

Stephen Schlegel

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Ido Schoenberg[5]	2024	$657,665	—	—	$1,341,250	$116,089	$2,115,004
Chairman, Chief Executive Officer (CEO)	2023	$666,764	—	—	—	$131,036	$797,800
	2022	$619,491	—	$14,645,000	$740,610	$156,129	$16,161,230
Roy Schoenberg	2024	$475,000	—	—	$247,079	$1,960,000	$2,682,079
Executive Vice Chairman, Former co-Chief Executive Officer	2023	$650,000	—	—	—	$8,400	$658,400
	2022	$650,000	—	$14,645,000	$740,610	$8,400	$16,044,010
Phyllis Gotlib[5]	2024	$490,711	$169,750	$2,779,699	$169,750	$101,336	$3,711,246
President, International	2023	$497,500	—	$1,657,243	—	$139,516	$2,294,259
	2022	$462,342	—	$4,716,430	$409,340	$130,632	$5,718,744
Mark Hirschhorn	2024	$96,385	$500,000	$2,288,043	—	—	$2,884,428
Executive Vice President, Chief Financial Officer and Chief Operating Officer							
Kurt Knight	2024	$488,731	—	$2,779,699	$485,000	$1,252,146	$5,005,576
Former Chief Operating Officer	2023	$485,000	—	$1,657,243	—	$9,900	$2,152,143
	2022	$485,000	—	$4,716,430	$409,340	$11,050	$5,621,820
Robert Shepardson	2024	$391,731	—	$2,779,699	—	$10,350	$3,181,780
Former Chief Financial Officer	2023	$485,000	—	$1,657,243	—	$10,800	$2,153,043
	2022	$485,000	—	$4,716,430	$409,340	$16,175	$5,626,945
Kathy Weiler	2024	$488,731	$250,000	$2,779,699	—	$1,916,983	$5,435,413
Former Executive Vice President, Chief Commercial and Growth Officer	2023	$283,539	—	$5,385,670	—	$9,560	$5,678,769

(1) The amounts reported in this column represent (i) for Ms. Gotlib, a special cash award earned in 2024, (ii) for Mr. Hirschhorn, his fixed 2024 bonus guaranteed under the terms of his employment agreement in connection with the commencement of his employment and (iii) commissions earned by Ms. Weiler in 2024.

(2) The amounts reported in this column represent the aggregate grant date fair value of RSUs and PSUs granted to our NEOs during 2022, 2023 and 2024, as calculated in accordance with FASB ASC Topic 718, which, in the case of PSUs, assumes the highest level of achievement of the performance conditions. The assumptions used in calculating the grant date fair value of the RSU and PSU awards are described in Note 13 to our audited consolidated financial statements, for each year, included in our Annual Report on Form 10-K.

(3) For Mr. Ido Schoenberg, the amounts in this column represent, for 2024, $341,250 earned in respect of the annual cash incentive and $1,000,000 earned for 2024 achievement in respect of the cash-based long-term incentive award. For the other NEOs, the amounts in this column represent bonuses earned in respect of annual cash incentives.

(4) The amounts in this column represent, for 2024, (i) for Mr. Ido Schoenberg, amounts contributed to his pension and replacement benefits ($41,383), taxes paid on benefits provided ($59,345) and health insurance benefits and; (ii) for Mr. Roy Schoenberg, transition payments ($1,950,000) and health insurance benefits ($10,000); (iii) for Ms. Gotlib, amounts contributed to her pension and replacement benefits ($28,921), taxes paid on benefits provided ($50,505) and health insurance benefits; (iv) for Mr. Knight, his Retention Bonus ($500,000), severance ($485,000), value of accelerated RSU vesting ($256,796) and 401(k) plan matching contributions ($10,350); (v) for Mr. Shepardson, 401(k) plan matching contributions ($10,350); and (vi) for Ms. Weiler, her Retention Bonus ($500,000), payment of target bonus in lieu of any other bonus based on actual performance ($485,000), severance ($485,000), value of accelerated RSU vesting ($422,391) legal expenses ($14,242) and 401(k) plan matching contributions ($10,350).

(5) The amounts provided to Mr. Ido Schoenberg and Ms. Gotlib were paid in New Israel Shekel ("NIS") and have been converted into U.S. dollars for purposes of this table using the conversion rate in effect on December 31, 2024, as reported on the Oanda (NIS 0.273: USD $1).

Grants of Plan-Based Awards

The following table sets forth certain information regarding grants of plan-based awards to our named executive officers in the fiscal year ended December 31, 2024.

First Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]			All Other Stock Awards: Number of Shares of Stock or Units [2]	Grant Date Fair Value of Stock Awards [3]
		Threshold ($)	Target ($)	Maximum ($)		
Ido Schoenberg		—	$ 975,000	$ 1,523,438	—	—
Roy Schoenberg		—	$ 705,943	$ 1,103,035	—	—
Phyllis Gotlib	2/20/2024	—	—	—	108,582	$ 2,779,699
		$ 160,050	$ 485,000	$ 757,813	—	—
Mark Hirschhorn	11/4/2024	—	—	—	254,227	$ 2,288,043
		—	—	—	—	—
Kurt Knight	2/20/2024	—	—	—	108,582	$ 2,779,699
		$ 160,050	$ 485,000	$ 757,813	—	—
Robert Shepardson[4]	2/20/2024	—	—	—	108,582	$ 2,779,699
		$ 160,050	$ 485,000	$ 757,813	—	—
Kathy Weiler	2/20/2024	—	—	—	108,582	$ 2,779,699
		$ 160,050	$ 485,000	$ 757,813	—	—

(1) These columns reflect the annual incentive plan opportunities for our NEOs for the fiscal year ended December 31, 2024. No annual incentive plan bonus is payable to our NEOs if performance is achieved below the threshold performance level. The threshold amount is based on the threshold for each Company performance metric being achieved. The maximum payout is 156.25% of the target payout, representing the product of (i) a maximum of 125% of the target payout based on Company performance metrics and (ii) a maximum of 125% of the target payout on individual performance.

(2) The amounts in this column reflect the RSUs granted to the NEOs under our 2020 Plan during the fiscal year ended December 31, 2024. These RSUs service-vest over a three-year period, with 25% of the RSUs vested on the grant date, and the remaining 75% vesting in substantially equal quarterly installments over a three-year period thereafter. For Mr. Hirschhorn, his new hire RSUs vest over a four-year period, with 25% vested on the grant date, and the remaining 75% vesting in equal quarterly installments for three years beginning after the one-year anniversary of the grant date.

(3) The amounts in this column for the RSUs reflect their aggregate grant date fair values, calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures.

(4) In connection with his employment resignation, Mr. Shepardson forfeited his outstanding unvested equity awards and his opportunity to receive a 2024 annual incentive bonus.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards for our named executive officers as of the end of our fiscal year ended December 31, 2024. As a result of their terminations of employment, Mr. Shepardson (whose awards were forfeited) and Ms. Weiler (whose awards were accelerated in part and forfeited in part) did not have any awards outstanding at year-end.

Name	Grant Date	Option Awards[1] Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Stock Awards[1] Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Ido Schoenberg	10/25/2018[2]	88,243	—	$ 111.20	10/25/2028	—	—	—	—
	4/15/2021[3]	—	—	—	—	2,030	$ 14,718	—	—
	5/16/2022[4]	—	—	—	—	—	—	350,000	$ 2,537,500
Roy Schoenberg	10/25/2018[2]	88,243	—	$ 111.20	10/25/2028	—	—	—	—
	5/16/2022[4]	—	—	—	—	—	—	350,000	$ 2,537,500
Phyllis Gotlib	10/25/2018[6]	8,500	—	$ 111.20	10/25/2028	—	—	—	—
	4/15/2021[3]	—	—	—	—	845	$ 6,126	—	—
	3/1/2022[3]	—	—	—	—	3,921	$ 28,427	—	—
	3/1/2023[3]	—	—	—	—	8,573	$ 62,154	—	—
	3/1/2023[7]	—	—	—	—	—	—	20,578	$ 149,191
	2/20/2024[3]	—	—	—	—	61,076	442,801		
Mark Hirschhorn	11/4/2024[5]	—	—	—	—	190,670	1,382,358	—	—
Kurt Knight	4/25/2018[8]	5,024		$ 110.20	4/25/2028	—	—	—	—
	3/1/2023[7]	—	—	—	—	—	—	20,578	$ 149,191

(1) Reflects adjustments of the amount of shares underlying, and the exercise prices applicable to, each outstanding equity award in connection with the Reverse Stock Split.

(2) Reflects grants of 88,243 nonqualified stock options ("NQSOs"), each of which have an exercise price of $111.20, and which vested in full on October 25, 2020. A portion of these stock options were granted as incentive stock options ("ISOs") and were converted into NQSOs on June 18, 2020.

(3) Reflects a grant of RSUs which vest 25% on the first anniversary of the grant date and vest in equal quarterly installments for three years thereafter. For Ms. Gotlib's RSUs granted on February 20, 2024, the RSUs vested 25% on the grant and the remaining 75% vest in equal quarterly installments for three years thereafter.

(4) Reflects a grant of 375,000 PSUs that have a three-year measurement period and shares vest when certain market capitalization milestones are achieved. The performance-based market condition share award consists of eight tranches with eight separate specified award values that become payable upon the achievement of certain market capitalization milestones, subject to the satisfaction of the applicable service vesting conditions. As of December 31, 2024, the first market capitalization milestone was met and 25,000 shares were earned and vested.

(5) Reflects a grant of 254,227 RSUs which vested 25% on the grant date and vest in equal quarterly installments for four years thereafter.

(6) Reflects grants of 11,000 NQSOs, which have an exercise price of $111.20, and which vested 25% on October 25, 2019 and vest in equal quarterly installments for three years thereafter.

(7) Reflects a grant of 20,578 PSUs that have a three-year measurement period and shares vest when certain market capitalization milestones are achieved. The performance-based market condition share award consists of six tranches with six separate specified award values that become payable upon the achievement of certain market capitalization milestones, subject to the satisfaction of the applicable service vesting conditions. As of December 31, 2024, no portion of the performance- based market condition share awards have satisfied either the applicable market capitalization milestones or the service vesting conditions and, as such, no awards have vested.

(8) Reflects a grant of 108,582 RSUs which vested 25% on the grant date and vest in equal quarterly installments for three years thereafter.

(9)   Reflects grants of 3,190 ISOs and 10,010 NQSOs, each of which had an exercise price of $110.20, and which vested 25% on April 25, 2019 and vest in equal quarterly installments for three years thereafter.

Stock Vested

The following table presents, for each of our named executive officers, the shares of our common stock that were acquired upon the vesting of RSUs and the related value realized during the fiscal year ended December 31, 2024 (no common stock was acquired upon the exercise of vested stock options during the year).

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) [1]
Ido Schoenberg	4,062	49,123
Roy Schoenberg	6,092	64,715
Phyllis Gotlib	56,958	952,378
Mark Hirschhorn	63,557	572,013
Kurt Knight	92,012	1,217,359
Robert Shepardson	54,959	949,992
Kathy Weiler	118,749	1,357,298

(1)   Calculated by multiplying the number of corresponding shares acquired by the closing price of the common stock as reported on the NYSE on the vesting date (or on the last trading day prior to the vesting date if the vesting date was not a trading day).

Potential Payments Upon Termination or Change in Control

In the event of a qualifying termination of employment and/or the occurrence of a change in control of the Company, each of our NEOs is entitled to certain payments and benefits under their employment agreements and their outstanding equity incentive awards. For a detailed summary of these payments and benefits, see the narrative description below.

The table below sets forth the amounts of the payments and benefits that each NEO would have been entitled to receive upon a qualifying termination of employment by the Company and/or the occurrence of a change in control, in each case assuming the relevant event occurred on December 31, 2024. For Mr. Knight and Ms. Weiler, the table reflects amounts they actually received in connection with their employment terminations in 2024. Mr. Shepardson did not receive any severance payments or benefits in connection with his resignation in 2024. The values reflected in the table below relating to the acceleration of equity awards are based on the closing price of our Class A common stock on December 31, 2024, which was $7.25 per share (in the case of options, minus the applicable exercise price) and assumes that any bonus amounts are paid at target levels.

Name	Benefit Description	Termination without cause by Company or for good reason by executive not in connection with a Change in Control ($)		Termination without cause by Company or for good reason by executive in connection with a Change in Control ($)		Termination due to death or disability ($)		Change in Control NOT in connection with Termination without cause by Company or for good reason by executive ($)
Ido Schoenberg	Cash severance	$	5,925,000	$	2,925,000	$	975,000	—
	Accelerated vesting of equity awards	$	860,550	$	860,550	$	860,550	$ 860,550
	Continuation of health benefits	$	178,450	$	178,450		—	—
Roy Schoenberg	Cash severance	$	487,500	$	487,500	$	487,500	—
	Accelerated vesting of equity awards	$	845,833	$	845,833	$	845,833	—
	Continuation of health benefits	$	32,328	$	32,328	$	32,328	—
Phyllis Gotlib	Cash severance	$	1,228,128	$	728,128	$	485,000	—
	Accelerated vesting of equity awards		246,783	$	638,969		—	—
	Continuation of health benefits	$	241,872	$	241,872		—	—
Mark Hirschhorn	Cash severance	$	1,150,000	$	1,150,000	$	575,000	—
	Accelerated vesting of equity awards		—	$	1,382,357		—	—
	Continuation of health benefits	$	14,669	$	14,669		—	—
Kurt Knight[1]	Cash severance	$	1,470,000		—		—	—
	Accelerated vesting of equity awards		256,796		—		—	—
	Continuation of health benefits	$	22,208		—		—	—
Kathy Weiler[1]	Cash severance	$	1,470,000		—		—	—
	Accelerated vesting of equity awards		422,391		—		—	—
	Continuation of health benefits	$	22,208		—		—	—

(1)   For Mr. Knight and Ms. Weiler "cash severance" amounts include payment to each of them of their Retention Bonus ($500,000), severance payable under their employment agreements ($485,000) and payment of a 2024 target bonus ($485,000).

Mr. Ido Schoenberg

Pursuant to the CEO's employment agreement dated June 18, 2020, in the event of a termination of the CEO's employment by us for "Cause" (as defined in the agreement) or by the executive without "Good Reason" (as defined in the agreement), the CEO will be entitled to receive certain accrued compensation and benefits. On a termination of the CEO's employment due to death or disability, in addition to certain accrued compensation and benefits, the CEO will be entitled to receive, subject to his execution and non-revocation of a release of claims, (i) any earned but unpaid prior year bonuses, (ii) a pro-rata bonus for the year of termination (based on target performance) and (iii) accelerated vesting of outstanding equity awards (with any applicable performance goals achieved at target performance). In the case of a termination of the CEO's employment upon his retirement, in addition to the accrued compensation and benefits, he will be entitled to receive, subject to his execution and non-revocation of a release of claims, continued vesting of outstanding equity awards.

In the event of a termination of the CEO's employment by the Company without Cause or by the CEO for Good Reason, he will be entitled to receive, in addition to certain accrued compensation and benefits and any earned but unpaid prior year bonuses, subject to his execution and non-revocation of a release of claims, (i) a pro-rata bonus for the year of termination (based on actual performance at year-end), (ii) three times then-current base salary, paid in equal installments over the 36-month period following the termination date less any amounts contributed to the Managers Insurance and/or Pension Fund under Section 14 of the Israeli Severance Pay Law,(iii) accelerated vesting of all outstanding equity awards (with any applicable performance goals achieved at target performance), and (iv) any outstanding Retention Amount tranches pursuant to the CEO's retention agreement dated August 15, 2024.

This agreement provides for restrictions on non-competition (during employment and for (A) 24 months following a termination of employment without cause or resignation for good reason or (B) 12 months following any other termination event), non-solicitation of customers and employees (during employment and for 24 months post-termination), confidentiality (in perpetuity) and mutual non-disparagement (in perpetuity).

Mr. Roy Schoenberg

Pursuant to the Executive Vice Chairman's amended and restated employment agreement dated June 13, 2024, in the event of a termination of the Executive Vice Chairman's employment by us for "Cause" (as defined in the agreement) or by the executive without "Good Reason" (as defined in the agreement), the Executive Vice Chairman will be entitled to receive certain accrued compensation and benefits. In the event of a termination of the Executive Vice Chairman's employment by the Company without Cause, by the Executive Vice Chairman for Good Reason, or due to death or disability, in addition to certain accrued compensation and benefits, the Executive Vice Chairman will be entitled to receive, subject to his execution and non-revocation of a release of claims, (i) any earned but unpaid prior year bonuses, (ii) a pro-rata bonus for the year of termination (based on target performance), (iii) accelerated vesting of outstanding equity awards (with any applicable performance goals achieved at target performance), and (iv) Company-paid COBRA premiums during the 36-month severance period. In the case of a termination of the Executive Vice Chairman's employment upon his retirement, in addition to the accrued compensation and benefits, he will be entitled to receive, subject to his execution and non-revocation of a release of claims, continued vesting of outstanding equity awards.

This agreement provides for restrictions on non-competition (during employment and for (A) 24 months following a termination of employment without cause or resignation for good reason or (B) 12 months following any other termination event), non-solicitation of customers and employees (during employment and for 24 months post-termination), confidentiality (in perpetuity) and mutual non-disparagement (in perpetuity).

Mr. Hirschhorn

Mr. Hirschhorn's employment agreement provides that if his employment is terminated by the Company without "Cause" or by Mr. Hirschhorn with "Good Reason" (each as defined in the applicable employment agreement), Mr. Hirschhorn will be entitled to receive, in addition to certain accrued compensation and benefits and any earned but unpaid prior year bonuses, subject to Mr. Hirschhorn's execution and non-revocation of a release of claims, (i) a lump sum pro-rata bonus for the year of termination based on actual performance through the termination date (or one year's target bonus if such termination of employment occurs one month before or within 24 months following a Change in Control (as defined in the employment agreement)), (ii) severance payments in an aggregate amount equal to Mr. Hirschhorn's base salary, to be paid in equal installments over a one-year period,

(iii) each unvested equity award held by Mr. Hirschhorn at the time of termination shall vest as to the portion that would have vested had he remained employed by the Company through the first anniversary of the termination date, and (iv) Company-paid COBRA premiums during the 12-month severance period. In addition, if the involuntary termination of employment occurs one month before or within 24 months following a Change in Control, each unvested equity award held by Mr. Hirschhorn will fully vest at the time of termination (with any applicable performance goals treated as achieved at target levels). To the extent applicable, such payments may be subject to reduction (if such reduction results in Mr. Hirschhorn being in a better after-tax position than if all amounts were paid to Mr. Hirschhorn) so that they will not be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code in those circumstances.

The agreement provides for restrictions on non-competition and non-solicitation (during employment and for 12 months following termination event), confidentiality (in perpetuity), assignment of intellectual property rights and mutual non-disparagement (in perpetuity).

Mr. Knight and Ms. Weiler

In connection with Mr. Knight and Ms. Weiler's termination of employment, each received, in addition to certain accrued compensation and benefits and any earned but unpaid prior year bonuses, (i) payment of an amount that was equal to their target bonus for 2024 on January 24, 2025 in lieu of a payment of the 2024 annual bonus based on actual results, (ii) a lump sum severance payment in an amount equal to their base salary, (iii) vesting of unvested equity awards as to the portion that would have vested had each remained employed by the Company through the first anniversary of the termination date, (iv) Company-paid COBRA premiums for 12 months following their termination of employment and (v) payment of their Retention Bonus pursuant to their respective retention agreements, in each case dated July 1, 2024. Also in connection with Mr. Knight's termination of employment his PSUs remain outstanding and eligible to vest for a period of 12 months after the termination date. Mr. Knight and Ms. Weiler are subject to restrictions on non-competition and non-solicitation (for 12 months following their termination of service), confidentiality (in perpetuity), assignment of intellectual property rights and mutual non-disparagement (in perpetuity).

Ms. Gotlib

On April 8, 2022, the Company entered into a new employment agreement with Ms. Gotlib which supersedes her prior employment agreement and provides that if Ms. Gotlib's employment is terminated by the Company without Cause or if she resigns with Good Reason (each as defined in the employment agreement), Ms. Gotlib will be entitled to receive, in addition to certain accrued compensation and benefits and any earned but unpaid prior year bonuses, subject to her execution and non-revocation of a release of claims, (i) a lump sum pro rata target bonus for the year of termination (or an amount equal to her target bonus if such termination of employment occurs one month before or within 24 months following a Change in Control (as defined in the employment agreement)), (ii) each unvested equity award held by Ms. Gotlib at the time of termination shall vest as to the portion that would have vested had she remained employed by the Company through the first anniversary of the termination date, and (iii) severance payments in an aggregate amount equal to her base salary, to be paid in equal installments over a one-year period (less any amounts contributed to the Managers Insurance and/or Pension Fund under Section 14 of the Israeli Severance Pay Law), and (iv) Retention Amount pursuant to the retention agreement dated July 1, 2024. In addition, if the involuntary termination of employment occurs one month before or within 24 months following a Change in Control, each unvested equity award held by Ms. Gotlib will fully vest at the time of such termination of employment (with any applicable performance goals treated as achieved at target levels). To the extent applicable, such payments may be subject to reduction (if such reduction results in Ms. Gotlib being in a better after-tax position than if all amounts were paid to Ms. Gotlib) so that they will not be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code in those circumstances.

The agreement provides for restrictions on non-competition and non-solicitation (during employment and for 12 months following termination event), confidentiality (in perpetuity), assignment of intellectual property rights and mutual non-disparagement (in perpetuity).

CEO Pay Ratio Disclosure

Under rules adopted pursuant to the Dodd-Frank Act, we are required to calculate and disclose the total compensation paid to our median paid employee, as well as the ratio of the total compensation paid to the median employee as compared to the total compensation paid to our Chief Executive Officer (the "CEO Pay Ratio"). The paragraphs that follow describe our methodology and the resulting CEO Pay Ratio.

Measurement Date

We identified the median employee using our employee population on October 15, 2024 (including all employees, whether employed on a full-time, part-time, seasonal or temporary basis).

Consistently Applied Compensation Measure

Under the relevant rules, we are required to identify the median employee by use of a "consistently applied compensation measure" ("CACM"). We chose a CACM that closely approximates the annual target total direct compensation of our employees. Specifically, we identified the median employee by aggregating, for each employee as of October 15, 2024: (i) annual base pay, (ii) annual target cash incentive opportunity, and (iii) the grant date fair value for equity awards granted in 2024. In identifying the median employee, we annualized the compensation values of individuals that joined our Company during 2024.

Methodology and Pay Ratio

After applying our CACM methodology, we identified the median employee. Once the median employee was identified, we calculated the median employee's annual target total direct compensation in accordance with the requirements of the Summary Compensation Table. Our median employee compensation in 2024 as calculated using Summary Compensation Table requirements was $132,692. The annual total compensation for CEO Ido Schoenberg as reported in the Summary Compensation Table was $2,115,004. Therefore, our CEO Pay Ratio for 2024 is approximately 16:1.

This information is being provided for compliance purposes and is a reasonable estimate calculated in a manner consistent with the SEC rules, based on our internal records and the methodology described above. The SEC rules for identifying the median compensated employee allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios. Neither the Committee nor management of the Company used the CEO Pay Ratio measure in making compensation decisions.

Equity Compensation Plan Information

The following table provides information as of December 31, 2024 with respect to shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants, and Rights (#)	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights ($)[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the first Column) (#)[2]
Equity compensation plans approved by security holders			
2006 Employee, Director and Consultant Stock Plan	427,710	103.49	—
2020 Equity Incentive Plan	1,934,166	—	771,730
ESPP	—	—	329,741
Equity compensation plans not approved by security holders			
2024 Inducement Plan	195,754	—	963,649
Total	2,361,876	103.49	329,741

(1) The weighted-average exercise price is calculated based solely on the exercise prices of the outstanding options and do not reflect the shares that will be issued upon the vesting of outstanding awards of RSUs, which have no exercise price.

(2) Our 2020 Plan and ESPP each contain an evergreen provision pursuant to which the number of shares reserved for issuance under that plan will automatically increase on the first day of each fiscal year in accordance with the formula set forth in that plan. Under the 2020 Plan, the number of shares will be increased in an amount equal to the lesser of (i) 5% of the number of outstanding shares of all classes of our common stock on the last day of the immediately preceding fiscal year and (ii) such smaller amount as determined by our Board. Under the ESPP, the number of shares will be increased in an amount equal to the lesser of (a) 1% of the number of shares of Class A common stock outstanding as of the effective date of our IPO, (b) 1% of the outstanding number of shares of all classes of our common stock on the final day of the immediately preceding calendar year or (c) such smaller number

of shares of Class A common stock as determined by our Board. The number of shares reported in this column excludes the shares that became available for issuance as of January 1, 2025 pursuant to our 2020 Plan and ESPP.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation and certain financial performance of our Company. The disclosure included in this section is prescribed by SEC rules and does not necessarily align with how the Company or the Committee view the link between the Company's performance and its NEOs' pay. For additional information on our compensation programs and philosophy and how we design our compensation programs to align pay with performance, see the section titled "Compensation Discussion and Analysis."

The table below presents information on the compensation of our chief executive officer(s) and our other NEOs in comparison to certain performance metrics for 2024, 2023, 2022, 2021 and 2020:

Year	Summary compensation table total for first PEO	Summary compensation table total for second PEO[2][3]	Compensation actually paid to first PEO	Compensation actually paid to second PEO[2][3]	Average summary compensation table total for non-PEO NEOs	Average compensation actually paid for non-PEO NEOs[2][3]	Value of fixed $100 investment based on:		Net Income	Revenue
							Total shareholder return[4]	S&P 500 healthcare services total shareholder return[5]		
2024	$ 2,115,004	$ 2,682,079	$ 587,620	$ 1,151,329	$ 4,043,689	$ 1,524,182	$ 2	$ 129	$(212,638,000)	$ 254,364,000
2023	$ 797,800	$ 658,400	$ (9,131,552)	$ (9,270,952)	$ 3,081,641	$ 22,839	$ 6	$ 157	$(679,200,000)	$ 259,047,000
2022	$ 16,161,230	$ 16,044,010	$ 7,075,701	$ 6,958,481	$ 6,417,175	$ 2,418,932	$ 12	$ 170	$(272,100,000)	$ 277,190,000
2021	$ 39,988,708	$ 39,940,379	$ (26,819,435)	$ (26,867,764)	$ 5,756,009	$ (3,538,060)	$ 26	$ 162	$(176,800,000)	$ 252,789,000
2020	$ 69,253,101	$ 69,247,314	$ 96,113,239	$ 96,107,452	$ 9,574,620	$ 21,760,358	$ 110	$ 119	$(228,600,000)	$ 245,265,000

(1) Amwell's first principal executive officer for FY2020 through FY2024 was Dr. Ido Schoenberg. Amwell's second principal executive officer for FY2020 through FY2024 was Dr. Roy Schoenberg. Amwell's other, non-PEO, NEOs for FY2020 were Ms. Gotlib, Kurt Knight, and Mr. Anderson. Amwell's other, non-PEO, NEOs for FY2021 were Ms. Gotlib, Mr. Shepardson, Mr. Knight, Mr. O'Grady, and Mr. Anderson. Amwell's other, non-PEO, NEOs for FY2022 were Ms. Gotlib, Mr. Shepardson, Mr. Knight, and Mr. Paunovich. Amwell's other, non-PEO, NEOs for FY2023 were Ms. Gotlib, Mr. Shepardson, Mr. Paunovich and Ms. Weiler. Amwell's other, non-PEO, NEOs for FY2024 were Mr. Shepardson, Mr. Hirschhorn, Ms. Gotlib,Mr. Knight and Ms. Weiler.

(2) The below tables represent the compensation actually paid calculation detail:

Compensation Element	First PEO - Ido Schoenberg 2024	Second PEO - Roy Schoenberg 2024	NON-PEO NEOs 2024
SCT Reported Total Compensation	$ 2,115,004	$ 2,682,079	$ 4,043,689
(i) Aggregate SCT Reported Equity Compensation (-)	$ -	$ -	$ 2,681,368
(ii) Year-End Fair Value of Awards Granted During the FY & Outstanding (+)	$ -	$ -	$ 365,033
(iii) Year-Over-Year Change in Fair Value of Awards Granted During Prior FY & Outstanding (+)	$ (1,459,802)	$ (1,414,000)	$ (147,318)
(iv) Vesting Date Fair Value of Awards Granted & Vested During the Covered FY (+)	$ -	$ -	$ 807,098
(v) Year-Over-Year Change in Fair Value of Awards Granted During Prior FY & Vesting During Covered FY (+)	$ (67,582)	$ (116,750)	$ (335,438)
(vi) Prior FYE Value of Awards Determined to Fail to Meet Vesting Conditions During Covered FY (-)	$ -	$ -	$ 527,514
Compensation Actually Paid Determination	$ 587,620	$ 1,151,329	$ 1,524,182

(3) Equity compensation fair value calculated based on assumptions determined in accordance with FASB ASC Topic 718.

(4) Total shareholder return calculated based on an assumed $100 investment as of September 17, 2020 and the reinvestment of any issued dividends.

(5) The peer group reflected in the tables above is the S&P 500 Health Care Services index total shareholder return calculated based on an assumed $100 investment as of September 17, 2020 and the reinvestment of any issued dividends.

Financial Performance Measures

The Committee reviews a variety of Company-wide and individual factors to link executive compensation actually paid with Company and executive performance.

The following section provides a description of the relationships between Amwell's total shareholder return relative to peer comparator index, as well as compensation actually paid relative to Amwell's total shareholder return, net income and revenue over the last four completed fiscal years. Please note that, for the then co-CEOs, Compensation Actually Paid reflects 2020 and 2021 IPO-related and other RSU grants, and that the 2022 PSU grants are intended to be the only grants that the then co-CEOs will receive for three years.







Compensation Actually Paid vs. Revenue

Most Important Performance Metrics to Link Executive Compensation Actually Paid with Company Performance

Provided below are the most important financial measures used to link compensation actually paid with Amwell performance during the most recently completed fiscal year:

> Revenue
> Stock Price Milestones
> Subscription Bookings
> DHA Bookings

See the "Compensation Discussion and Analysis" above and published in Amwell's historical proxy statements for additional detail on executive compensation actions.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed PricewaterhouseCoopers LLP as our independent registered public accounting firm to audit our consolidated financial statements for our fiscal year ending December 31, 2025. PricewaterhouseCoopers LLP has served as our independent registered public accounting firm since 2016.

At the Annual Meeting, stockholders are being asked to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2025. Stockholder ratification of the appointment of PricewaterhouseCoopers LLP is not required by our amended and restated bylaws or other applicable legal requirements. However, our Board of Directors is submitting the appointment of PricewaterhouseCoopers LLP to our stockholders for ratification as a matter of good corporate governance. In the event that this appointment is not ratified by our stockholders, such appointment will be reconsidered by our Audit Committee. Even if the appointment is ratified, our Audit Committee, in its sole discretion, may appoint another independent registered public accounting firm at any time during our fiscal year ending December 31, 2025 if our Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting, will have an opportunity to make a statement if he or she wishes to do so and is expected to be available to respond to appropriate questions from stockholders.

Vote Required

The ratification of the appointment of PricewaterhouseCoopers LLP requires the affirmative vote of holders of a plurality of the votes of all classes of stock outstanding cast at the Annual Meeting. Withhold votes will have no effect on the results of this vote. Brokerage firms have authority to vote shares held in street name on this proposal without instructions from beneficial owners. As a result, we do not expect there will be any broker non-votes on this matter.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR OUR FISCAL YEAR ENDING DECEMBER 31, 2025.

AUDIT COMMITTEE REPORT

The information contained in the following Audit Committee Report shall not be deemed to be soliciting material or to be filed with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference in such filing.

The Audit Committee reviewed and discussed our audited consolidated financial statements with management and PricewaterhouseCoopers LLP, our independent registered public accounting firm. The Audit Committee has discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC.

The Audit Committee received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by the applicable requirements of the PCAOB regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence, and discussed with PricewaterhouseCoopers LLP its independence.

Based on the review and discussions referred to above, the Audit Committee recommended to our Board of Directors that our audited consolidated financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for filing with the SEC. The Audit Committee also has selected PricewaterhouseCoopers LLP as the independent registered public accounting firm for fiscal year 2025. Our Board of Directors recommends that stockholders ratify this selection at the Annual Meeting.

Respectfully submitted by the members of the Audit Committee of the Board of Directors:

> Stephen Schlegel (Chair)
> Derek Ross
> Rivka Goldwasser
> Rob Webb

AUDIT AND NON-AUDIT FEES

The following table presents fees for professional audit services and other services rendered to us by PricewaterhouseCoopers LLP for our fiscal years ended December 31, 2024 and 2023.

	2024	2023
Audit Fees(1)	$ 2,083,373	$ 2,298,055
Audit-Related Fees	—	—
Tax Fees(2)	49,262	—
All Other Fees(3)	49,973	37,314
Total Fees	$ 2,182,608	$ 2,335,369

(1) Audit Fees consist of fees for professional services provided in connection with the audit of our annual consolidated financial statements, the review of our quarterly condensed consolidated financial statements, and audit services that are normally provided by independent registered public accounting firms in connection with regulatory filings. This category also includes fees for professional services provided in connection with our secondary offering, including comfort letters, consents and review of documents filed with the SEC.

(2) Tax Fees consist of fees for tax compliance and tax advice.

(3) Represent fees billed for the subscription to an online accounting disclosure checklist and research tool

Auditor Independence

In the fiscal year ended December 31, 2024, there were no other professional services provided by PricewaterhouseCoopers LLP that would have required our Audit Committee to consider their compatibility with maintaining the independence of PricewaterhouseCoopers LLP.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee has established a policy governing our use of the services of our independent registered public accounting firm. Under the policy, our Audit Committee is required to pre-approve all audit and permissible non-audit services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair such accounting firm's independence. All fees paid to PricewaterhouseCoopers LLP in the table above have been pre-approved by our Audit Committee.

PROPOSAL NO. 3

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pursuant to Schedule 14A of the Exchange Act, and related SEC rules, Amwell is asking stockholders to approve, on an advisory basis, its executive compensation as reported in this proxy statement. Stockholders are encouraged to read the "Compensation Discussion and Analysis" section of this proxy statement, which describes how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative, which provide detailed information on the compensation of our NEOs.

The Board of Directors has adopted a policy providing for annual "say-on-pay" advisory votes. In accordance with this policy and Section 14A of the Exchange Act, and as a matter of good corporate governance, Amwell is asking stockholders to approve the following advisory resolution at the Annual Meeting:

"Resolved, that Amwell's stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Compensation Discussion and Analysis and the related compensation tables and narrative disclosure in this proxy statement."

This proposal is advisory in nature and, therefore, is not binding upon the Committee or the Board of Directors. However, the Committee will carefully evaluate the outcome of the vote when considering future executive compensation decisions. Following this Annual Meeting, we expect to hold the next advisory say-on-pay vote at our 2026 annual meeting of stockholders.

Vote Required

The approval, on an advisory basis, of the compensation paid to our named executive officers requires the affirmative vote of holders of a plurality of the votes of all classes of stock outstanding cast at the Annual Meeting. Withhold votes will have no effect on the results of this vote. Brokerage firms do not have authority to vote shares held by the firms in street name for the approval of executive compensation without instructions from beneficial owners. As a result, any shares not voted by a beneficial owner will be treated as broker non-votes. Such broker non-votes will have no effect on the results of this vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THE COMPENSATION DISCUSSION AND ANALYSIS AND THE RELATED COMPENSATION TABLES AND NARRATIVE DISCLOSURE IN THIS PROXY STATEMENT.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Class A, Class B and Class C common stock, as of March 31, 2025 by:

- each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

- each of our named executive officers;

- each of our directors; and

- all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Applicable percentage ownership is based on 14,137,621 shares of Class A common stock, 1,369,518 shares of Class B common stock and 277,777 shares of Class C common stock outstanding as of March 31, 2025. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options or other rights (including restricted stock units and performance stock units) held by such person that are currently exercisable or will become exercisable or will vest and settle within 60 days of March 31, 2025 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. This table is based on information supplied by officers and directors and by Schedules 13D and Schedules 13G, if any, filed with the SEC. Unless noted otherwise, the address of all listed stockholders is c/o American Well Corporation 75 State Street, 26th Floor, Boston, MA 02109. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares Beneficially Owned% of Total Voting Power[1]						% of Total Voting Power[1]
	Class A		Class B		Class C		
Name of Beneficial Owner	**Shares**	**%**	**Shares**	**%**	**Shares**	**%**	
5% Equity Holders							
Caledonia (Private) Investments Pty Limited [2]	841,338	6.0%	—	—	—	—	2.9%
Morgan Stanley[3]	1,224,323	8.3%	—	—	—	—	4.0%
Senvest Management, LLC[4]	1,300,611	9.2%	—	—	—	—	4.4%
Directors and Executive Officers							
Ido Schoenberg[5]	64,250	*	761,806	50.0%	—	—	25.7%
Roy Schoenberg[5]	108,302	*	784,198	50.0%	—	—	25.9%
Mark Hirschhorn	20,462	*	—		—	—	0.1%
Phyllis Gotlib	47,809	*	—	—	—	—	0.2%
Dmitry Zamansky	2,472	*	—	—	—	—	0.0%
Dr. Delos (Toby) Cosgrove	21,802	*	—	—	—	—	0.1%
Deborah Jackson	5,245	*	—	—	—	—	0.0%
Rivka Goldwasser	—	*	—	—	—	—	0.0%
Derek Ross	8,602	*	—	—	—	—	0.0%
Stephen Schlegel	9,259	*	—	—	—	—	0.0%
Dr. Peter Slavin	23,580	*	—	—	—	—	0.1%
Rob Webb	8,181	*	—	—	—	—	0.0%
All current directors and executive officers as a group (12 persons)	319,964	2.3%	1,546,004	100%	—	—	52.1%

* Denotes less than 1% of beneficial ownership.

(1) Percentage of total voting power represents voting power with respect to all shares of our Class A common stock, Class B common stock and Class C common stock, as a single class. The holders of our Class B common setock will at all times be entitled to 51% of our voting power, and holders of our Class A common stock and Class C common stock are entitled to one vote per share (except that holders of Class C common stock do not vote on director elections).

(2) Caledonia (Private) Investments Pty Limited filed a Schedule 13F filed with the SEC on February 14, 2025. Caledonia (Private) Investments Pty Limited's address is Level 10, 131 Macquarie Street, Sydney, NSW, 2000, Australia. Information regarding beneficial ownership of Amwell Class A common stock by Caledonia (Private) Investments Pty Limited is included herein in reliance on the aforementioned Schedule 13F.

(3) Morgan Stanley filed a Schedule 13F with the SEC on February 14, 2025. Morgan Stanley's address is 1585 Broadway, New York, New York 10036. Information regarding beneficial ownership of Amwell Class A common stock by Morgan Stanley is included herein in reliance on the aforementioned Schedule 13F.

(4) Senvest Management, LLC filed a Schedule 13F filed with the SEC on February 13, 2025. Senvest Management, LLC's address is 540 Madison Avenue, 32nd floor New York, New York 10022. Information regarding beneficial ownership of Amwell Class A common stock by Senvest Management, LLC is included herein in reliance on the aforementioned Schedule 13F.

(5) Both Ido Schoenberg and Roy Schoenberg have agreed to vote together as a group and accordingly may be deemed to have beneficial ownership of each other's stock.

OTHER MATTERS

As of the date of this Proxy Statement, our Board knows of no other business that will be conducted at our Annual Meeting other than as described in this Proxy Statement. If any other matter or matters are properly brought before the meeting or any adjournment or postponement of the meeting, it is the intention of the persons named in the accompanying proxy to vote the proxy on such matters in accordance with their best judgment.

Delinquent Section 16(a) Reports

Section 16(a) of Act requires the Company's directors and executive officers and persons who beneficially own more than 10% of the Company's Class A common stock to file with SEC reports showing ownership of and changes in ownership of the Company's common stock and other equity securities. On the basis of information submitted by the Company's directors and executive officers, the Company believes that its directors and executive officers timely filed all required Section 16(a) filings for fiscal year 2024.

Fiscal Year 2024 Annual Report and SEC Filings

Our financial statements for our fiscal year ended December 31, 2024 are included in our Annual Report on Form 10-K filed with the SEC on February 12, 2025. This Proxy Statement and our Annual Report are posted on our investor relations web page at *https://investors.amwell.com* in the "Financials" section under "SEC Filings" and are available from the SEC at its website at *www.sec.gov.* You may also obtain a copy of our Annual Report without charge by sending a written request to American Well Corporation, Attention: Catherine Riley, Corporate Paralegal, American Well Corporation, 75 State Street, 26th Floor, Boston, MA 02109 .

Company Website

We maintain a website at *www.americanwell.com*. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this Proxy Statement, and references to our website address in this Proxy Statement are inactive textual references only.

2026 ANNUAL MEETING OF STOCKHOLDERS

If you wish to submit a proposal to be considered at the 2026 annual meeting of stockholders, you must comply with the following procedures. Any communication to be made to our Head of Legal as described below should be sent to our Head of Legal at American Well Corporation, 75 State Street, 26th Floor, Boston, MA 02109.

Proxy Statement Proposal

Stockholders wishing to present a proposal for inclusion in our proxy materials for the 2026 annual meeting of stockholders pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), must timely submit their proposals so that they are received by our Head of Legal no later than December 24, 2025 (120 calendar days prior to the anniversary of our mailing this Proxy Statement). The submission of a stockholder proposal does not guarantee that it will be included in our proxy statement and any such proposal must comply with the requirements of Rule 14a-8 in order to be considered for inclusion in our proxy materials for the 2026 annual meeting of stockholders.

Other Proposals and Director Nominations

Assuming the 2026 annual meeting of stockholders is held on June 11, 2026, stockholders wishing to nominate a candidate for election to our Board or propose other business at this annual meeting, other than pursuant to Rule 14a-8 of the Exchange Act, must submit a written notice so that it is received by our Head of Legal no earlier than December 14, 2025 (180 calendar days prior to the anniversary of the 2025 Annual Meeting), nor later than February 11, 2026 (120 calendar days prior to the anniversary of the 2025 Annual Meeting). Any stockholder proposal or director nominations must comply with our amended and restated bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. In addition to complying with the advance notice provisions of our bylaws, to solicit proxies in support of director nominees other than the Company's nominees, a stockholder must give timely notice that complies with the requirements of Rule 14a-19 and which must be received no later than April 13, 2026 (60 calendar days prior to the anniversary of the 2025 Annual Meeting).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO

Commission File Number 001-39515

American Well Corporation
(Exact name of Registrant as specified in its charter)

Delaware	**20-5009396**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
75 State Street, 26th Floor Boston, MA	**02109**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (617) 204-3500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value of $0.01 per share	AMWL	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the Registrant, based on the closing price of the shares of Class A common stock on The New York Stock Exchange as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $81 million. Common stock held by each executive officer, director and by each person known to the registrant who owned 10% or more of its outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of January 31, 2025 the number of shares of Registrant's Class A common stock outstanding was 13,962,695, the number of shares of Registrant's Class B common stock outstanding was 1,369,518, and the number of shares of Registrant's Class C common stock outstanding was 277,777.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant intends to file a definitive proxy statement pursuant to Regulation 14A relating to the 2025 Annual Meeting of Stockholders within 120 days of the end of the Registrant's fiscal year ended December 31, 2024 ("Definitive Proxy Statement"). Portions of such definitive proxy statement are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein.

Auditor Firm Id: 238	Auditor Name: PricewaterhouseCoopers LLP	Auditor Location: Boston, Massachusetts, United States

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements contained in this Annual Report on Form 10-K other than statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies. These statements often include words such as "anticipate," "expect," "suggests," "plan," "believe," "intend," "estimates," "targets," "projects," "should," "could," "would," "may," "will," "forecast," or the negative of these terms, and other similar expressions, although not all forward-looking statements contain these words.

These forward-looking statements and projections are contained throughout this Form 10-K, including the sections entitled "Item 1. Business," "Item 1A. Risk Factors," and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." The forward-looking statements and projections are subject to and involve risks, uncertainties and assumptions and you should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Important factors that may materially affect such forward-looking statements and projections include the following:

- weak growth and increased volatility in the digital care market;

- our history of losses and the risk we may not achieve profitability;

- inability to adapt to rapid technological changes;

- our limited number of significant clients and the risk that we may lose their business;

- increased competition from existing and potential new participants in the healthcare industry;

- changes in healthcare laws, regulations or trends and our ability to operate in the heavily regulated healthcare industry;

- compliance with regulations concerning personally identifiable information and personal health industry;

- slower than expected growth in patient adoption of digital care and in platform usage by either clients or patients;

- inability to grow our base of affiliated and non-affiliated providers sufficient to serve patient demand;

- our ability to comply with federal and state privacy regulations and the significant liability that could result from a cybersecurity breach or our failure to comply with such regulations;

- our ability to commence and complete any strategic transformation initiatives and the impact of such initiatives;

- our ability to establish and maintain strategic relationships with third parties;

- the impact of the seasonal viruses on our business or on our ability to forecast our business's financial outlook;

- the risk that the insurance we maintain may not fully cover all potential exposures; and

- the continuation of the Defense Health Agency relationship beyond July of 2025 with comparable financial terms.

You should refer to "Item 1A. Risk Factors" for a discussion of these and other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements.

These cautionary statements should not be construed by you to be exhaustive and are made only as of the date of this Annual Report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should evaluate all forward-looking statements made in this Annual Report in the context of these risks and uncertainties.

PART I

Item 1. Business.

Overview

Amwell is a leading enterprise platform and software company digitally enabling hybrid care. We empower health providers, payers, and innovators to achieve their digital ambitions, enabling a coordinated experience across in-person, virtual and automated care. We provide our clients with the core technology and services necessary to successfully develop and distribute digital care programs that meet their strategic, operational, financial and clinical objectives under their own brands.

Founded in 2006, Amwell pioneered virtual healthcare. Today, Amwell extends digital care beyond telehealth, enabling care across in-person, virtual and automated modalities and providing an open, scalable platform that can flex and grow alongside our clients. We bring technology and services that facilitate new models of care, strategic partnerships, consistent execution and better outcomes. Together with our clients and innovation partners, we forge a new hybrid model of care delivery that adapts as needs evolve and makes care more accessible for all.

As of December 31, 2024, we power the digital care programs of approximately 50 health plans, which collectively represent more than 80 million covered lives, as well as approximately 100 of the nation's largest health systems. Since inception, we have powered more than 33.1 million virtual care visits for our clients, including more than 5.9 million in the year ended December 31, 2024.

Our enterprise platform and software as a service solutions enable hybrid care delivery by offering our clients products to help weave digital care across all care settings. For health systems, our enterprise platform enables provider-to-provider virtual care for use cases ranging from stroke to virtual nursing and e-sitting. Our suite of Carepoint devices can enhance in-person care, whether the clients want to turn existing equipment such as televisions or iPads into digital access points or use Amwell Carepoint™ carts and peripherals. Our enterprise platform also helps extend care outside the care setting by enabling both on-demand and scheduled provider-to-patient care for a range of use cases. This includes, but is not limited to, urgent care, primary care, behavioral health, chronic disease management, and specialty follow-up care. To augment in-person and virtual care, our automated care programs and digital mental health services help clinicians and health plans engage patients, members, and consumers before, after, or in-between visits to improve care plan adherence and prevent costly escalations.

For health plans, employers and government entities, our enterprise platform enables a member-centric hybrid care experience, seamlessly connecting with current technology investments and offering an open architecture that allows simple integration of future innovation. The platform enables a broad set of use cases, including primary, urgent, mental health, specialty, and chronic care. Our virtual primary care solution offers a primary care navigation hub that supports a whole-person, longitudinal care experience for members, integrating virtual visits with digital behavioral health tools and condition-specific automated care programs, with escalation back to virtual and/or in person care, if needed. Our urgent care solution helps members conveniently and effectively address unplanned care needs without visiting the emergency department or local urgent care facility, driving quality outcomes at a lower cost.

Our clients' providers use our enterprise platform and software to serve their patients and members. When needed, we augment and extend our clients' clinical capabilities with Amwell Medical Group® ("AMG"), a nationwide network of clinical entities with multi-disciplinary providers covering 50 states with 24/7/365 coverage. The AMG network includes a clinical entity with care capabilities that have been accredited by the National Committee for Quality Assurance ("NCQA").

The Amwell Converge™ platform is the latest version of our enterprise platform software. We designed the platform to be future-ready, reliable, flexible, scalable, secure and integrated with other healthcare software systems. Our platform offers state-of-the-art data architecture and video capabilities, flexibility and scalability, as well as a user experience focused on the needs of patients, members and providers. It has been designed from the ground up with the holistic understanding that the future of care of any one person will inevitably blend a mix of in-person, virtual and automated care experiences. The telehealth of yesterday has grown to encompass hybrid care delivery models and the flow of data that drives healthcare.

The Amwell Converge™ platform delivers the digital capabilities that health systems and health plans care about — for example, virtual primary care, post-discharge follow-up, chronic condition management, virtual nursing — and aligns them into a single digital care operating system that aggregates all of the data from these care experiences to provide real-time insight. By providing a single platform for the digital distribution of care, our platform accelerates innovation and interoperability for health system and health plan clients as well as other healthcare innovators who aim to offer a seamless experience for providers, patients and members.

Our Industry Opportunities

Healthcare today is inefficient, expensive, complicated and fragmented, resulting in substantial challenges for providers, payers and patients. By addressing these challenges, digital care delivery offers many opportunities to improve healthcare, which include:

- Solving the access crisis driven by workforce shortages and inefficient resource allocation;

- Reducing healthcare costs for all stakeholders;

- Enabling greater care coordination;

- Improving health equity and addressing social determinants of health; and

- Optimizing patient and member experience to drive adoption and retention.

Our Solution

To capture these opportunities, we believe clients are seeking a comprehensive solution to support their connected care goals and consolidate point-solution vendors and in-house designed solutions.

One Platform, Powering the Care Continuum

The Amwell Converge™ platform, our cloud-based enablement platform, is our go-forward strategy to digitally enable a scalable healthcare experience across all care settings. The development of the platform provides our customer base with an improved and more robust healthcare solution that is designed to connect seamlessly with clients' existing investments as well as Amwell-owned and partner programs. During the fourth quarter of 2024, 67% of our visits were provided on this platform, which was an increase from 52% in the fourth quarter of 2023. A strategic focus for us in 2025 is to continue the migration of health plan and health system clients onto the platform as soon as it is feasible for those clients.

The Amwell Converge platform is designed to remotely implement hybrid care solutions and services for our clients and grow with them as they broaden their offerings. It allows clients the flexibility to build their optimal hybrid care model across a wide variety of use cases based on their unique needs.

Health systems typically begin with on-demand and/or scheduled virtual visits. Additional provider-centric solutions include specialty consults, virtual nursing, automated care, behavioral health, and more. Clients can seamlessly activate additional solutions on the platform as new needs arise, all working together to create a more connected experience for patients and providers.

Health plans typically begin with urgent care, virtual primary care, or behavioral health. Clients also can offer members access to our suite of specialty care programs offered through best-of-breed partners, including musculoskeletal care, second opinion, dermatology, and cardiometabolic care. The Amwell Converge platform's open architecture allows it to integrate with health plans' and employers' existing systems and point solutions, connecting the digital care ecosystem and simplifying the member experience.

We have designed our platform to be future-ready, intuitive and convenient for patients, providers and payers:

- *Patients and Members*—For member or patient-initiated on-demand/urgent care visits, patients can elect to see the next available clinician. For scheduled visits, patients are guided through configurable pre-visit readiness assessments and can enroll themselves and their dependents, enter their medical history, search for providers who meet their needs and check insurance coverage. Entering a visit is simple; patients just click on a link they receive in a text message or email. No app download is required. Post visit, patients can access their visit record or share it with other providers in their care team. They also can engage with a condition-specific automated care program that the clinician enrolled them in during or after the visit. These automated care programs share patient data back with the care team and can escalate care to a virtual or in-person visit when necessary and based on client-implemented protocols. The platform received a thumbs-up rating by patients of over 90% for the full-year period ended December 31, 2024.

- *Providers*—The Amwell Converge platform is designed to deliver an easy-to-use provider experience via web or mobile device. Providers access familiar workflows for taking notes, prescribing, referencing clinical treatment guidelines and receiving alerts for gaps in care or referral protocols. They can enroll patients in automated care

programs to augment care, when appropriate. Importantly, solutions can be launched directly from within a provider's EHR system, creating a seamless experience and reducing redundant data entry.

- *Payers* —Access to the Amwell Converge platform can be embedded directly into health plan portals, websites, and mobile applications, all using the health plan's trusted brand. The platform integrates directly with claims and eligibility systems to enable verification and collection of correct co-insurance payments from patients at the time of the visit. In addition, the platform enables payers to connect their own digital assets, influence member workflows, and present key clinical quality information, such as gaps in care, to providers at the time of a visit. The platform also enables payers with clinical networks or integrated delivery networks to seamlessly incorporate their own providers to deliver care.

Carepoint Devices and Connections Enable a Variety of Clinical Settings

Amwell Carepoint™ devices enable healthcare providers to leverage proprietary carts and transform existing tablets and TVs into digital access points in clinical settings, helping to address personnel shortages and access limitations. Our proprietary Carepoint devices coupled with our Carepoint Calling technology enables providers to deliver digital care into clinical locations, such as the emergency department, community hospitals, clinics, and hospital-at-home as well as into community settings such as retail stores, employer sites, skilled nursing facilities, correctional facilities, and schools. Our Virtual Nursing and patient monitoring (eSitter) offerings leverage these Carepoint devices to augment on-site nurse teams with virtual staff, and leverage technology to increase patient safety and nurse efficiencies. These devices are built to rigorous safety and clinical standards and have advanced features including far-end camera controls, fleet monitoring and connectivity to a variety of peripherals, including diagnostic scopes and heart, lungs, stomach, and ear examination tools. Our Carepoint portfolio supports a range of uses, including multi-way video, phone connectivity and secure messaging to bring care teams to patients and members in the most efficient way possible.

Value-Added Services

We offer a full suite of paid, supporting services to our clients to enable their hybrid care strategy. AMG contracts with providers across primary and urgent care, behavioral health therapy, lactation counseling, and nutrition to provide licensed, reimbursable medical staffing for digital care delivery to our clients. AMG can be used to augment provider capacity during nights, weekends or times of high demand. This nationwide network of clinicians can also enable expanded geographic coverage in cases where state-level licensing requirements restrict the ability of our clients' own physicians to treat patients outside of their geographic locations. Additionally, we provide professional services to facilitate implementation, workflow design, systems integration, and service expansion for all of our products. To help our clients promote adoption and utilization of our products, we offer patient and provider engagement services.

Our Market Opportunity

Core U.S. Digital Care Market; Global Expansion Opportunity

We believe the annual total addressable market (TAM) for our solutions is substantial and increasing. We estimate the aggregate market size of the subsegments applicable to our business in the U.S. at approximately $94 billion. This includes:

- *Virtual Care* — virtual urgent care, virtual office visits, virtual home health, and tele-behavioral health;

- *Clinical Services* — patient and member engagement, specialty carveout management services, provider enablement, health and wellness administration, and patient advocacy;

- *Software and Platforms* — telehealth technology, population health, health information exchange and interoperability products, patient engagement, remote patient monitoring, and clinical decision support.

The TAM in the U.S. for the Amwell Converge platform is the value of the above sub-segments of the market that can be captured through technology. We believe the TAM of our hybrid care platform is approximately $31 billion and will grow to roughly $50 billion over the next four years.

In addition, the TAM for virtual clinical services, which we offer through our platform via AMG to customers who do not have their own clinical supply or require supplemental clinical supply, is a material portion of the approximately $40 billion, and growing, virtual care market opportunity.

In the health plan space, there are more than 290 million lives enrolled in insurance plans that we have identified as potential subscribers to our platform. We also have identified 930 health systems that could benefit from our platform for patient care as well as provider-to-provider consults.

We intend to grow our addressable market through continued expansion into new and existing market segments, which we believe represents a significant opportunity, as well as new global geographies. The addition of our SilverCloud® by Amwell® offering significantly expanded our international market opportunity in the behavioral health space, which is estimated to be $23 billion internationally.

Competition

We view competitors as those companies whose primary business is developing and marketing virtual care and digital care platforms and services. Competition focuses on, among other factors, technology, breadth and depth of functionality, range of associated services, operational experience, client support, extent of client base, and reputation. Our competitors include:

- Platform telehealth players such as Teladoc and Caregility;

- Consumer-focused telehealth competitors such as Included Health and MDLive;

- Technology players leveraging horizontal platforms into the healthcare vertical, such as Microsoft, Amazon, and Zoom;

- Virtual nursing offerings, such as Care.AI and Avasure;

- EHR providers, including Epic, Oracle Health, Allscripts and athenahealth;

- Digital patient engagement companies like Twistle, GetWell Loop, and Memora Health;

- Digital behavioral health companies, like Ableto, Headspace, Array, and Neuroflow.

While we consider the companies above to be competitors, many are also partners or potential partners. For example, in the health system market, we routinely partner and/or integrate with EHR vendors to enhance care delivery for our customers. As we continue to open our platform to third-party innovators, we believe erstwhile competitors will increasingly become collaborators and integration points.

We believe the breadth of our existing customer ecosystem, our unique customer footprint with both payers and providers, the depth of our platform, and our business-to-business focus on promoting existing healthcare brands and integrating with multiple platforms increases the likelihood that stakeholders seeking to develop digital and hybrid care solutions will increasingly choose to collaborate with Amwell.

Our Competitive Strengths

Supporting the Full Continuum of Care with Synchronous, Asynchronous and Automated Capabilities

Our platform enables clients to deploy and configure care pathways that blend a range of technology-enabled care modalities. For example, a patient may benefit from ongoing digital-based therapy to assist with managing a behavioral health issue, chronic condition or recovery post hospital discharge. Yet, this patient can also be escalated to a synchronous session with a care provider via video using algorithms our clients configure and/or patient choice. The mix of automated, digital, and virtual care capabilities Amwell offers is unique and enables our clients to operate more efficiently and effectively while adhering to their own clinical pathways.

Enabling Our Clients Own Provider Networks

Our platform enables clients to leverage their own provider networks to treat their patients and members using virtual and digital modalities across the care continuum. Client providers utilized our enterprise platform and software solutions to address their patients' needs, from primary care to chronic care management to specialty care. We offer provider training, outreach, and best practices to drive increased patient acquisition and retention, appropriate utilization, and better outcomes. This ability for healthcare organizations to seamlessly enable their own trusted providers and networks to deliver care on our best-in-class hybrid care platform – and the ability to supplement with our clinical services using AMG as needed - differentiates us in the industry.

Flexible and Scalable Suite of Solutions

Our scalable solutions allow us to grow with the digital and hybrid care delivery needs of our clients. Our platform is designed to be used by all, from the small innovative health systems, like El Camino Health, 'the hospital of Silicon Valley', to the largest health organizations like Elevance Health, The National Health Service in the United Kingdom and the U.S. Military Health System. Many clients start by providing a single (or several) use case(s), such as on-demand urgent care, or start with a subset of their members or patients. As our clients expand their hybrid care delivery, they can add components that support additional specialties or specific use cases across broader patient and/or member populations. As we expand our capabilities, our solutions, programs and devices allow us to partner with clients that are new to hybrid care delivery as well as with rapidly expanding digital and hybrid care market leaders.

Support for Third-Party and First-Party Applications and Solutions

The Amwell Converge™ platform enables clients to add their own digital assets as well as best-in-class third party solutions and activate members and patients directly from our platform. For example, clients can make care programs, such as digital cognitive behavioral therapy or chronic condition management, available for providers to share with patients directly from within a virtual visit. Conversely, patients can be escalated to synchronous virtual care or directed to a client's own physicians and solutions from automated continuity of care experiences based on client implemented rules and protocols. We believe our platform's ability to seamlessly integrate Amwell capabilities, client capabilities, and third-party capabilities versus forcing clients to either manage numerous point solutions or get locked into a single full stack vendor solution is another strong differentiator in our industry.

To bring as much value to our clients as possible, Amwell continues to enhance the ability to deliver third-party and first-party solutions to complement our own solutions. Payers and health systems are increasingly expressing their desire to work with fewer technology partners who can deliver more. This trend is driving our strategy to create a digital formulary as part of our platform to provide high-quality vetted apps, services and products developed by leading innovators as well as by our clients themselves.

Client-Branded, Embedded Digital Experiences

Our configurable platform and its associated APIs and widgets encourage our clients to deploy digital and hybrid care programs under their own brands, unlike telehealth and virtual care players who promote programs under their brands. Our differentiated approach empowers our clients to leverage the trust associated with their market-leading brands while we provide the core technology and clinical support to enable quality patient and member care. We are aligned with clients and partner with them to configure tailored digital care programs instead of competing with them for their patients.

Platform Integration Enabling Efficient Delivery of Hybrid Care

Our platform integrates with clients' care pathways and workflows using our APIs and embeddable software widgets. In addition to enabling workflows within client EHR systems such as Epic and Oracle Health, our platform enables client care via "digital front doors", mobile apps, and nurse lines for patient access. In the case of EHR workflows, providers typically prefer launching Amwell solutions within their EHR (e.g., Epic Hyperspace). For patients, Amwell enables a highly configured experience, including single sign on (SSO) from a patient portal (e.g., Epic MyChart) or from a dedicated portal experience (e.g., the health plan's member portal). We also integrate with back-end systems to streamline administrative functions such as enrollment, clinical management, payment, claims administration, e-prescribing, follow-up and data interchanges such as picture archiving and communication systems ("PACS"). For our clients, this functionality eases administrative burdens and supports physician workflows. For patients and members, our embedded functionality simplifies hybrid care delivery directly into the portals and systems those individuals are already utilizing.

Connected Ecosystem of Health Systems, Health Plans and Innovators

We have technology and care delivery partnerships with many of the world's largest and most trusted health systems, health plans and healthcare innovators. Our broad range of credentialed AMG and client healthcare providers is attractive to health plans seeking to expand their care networks, while health systems are drawn to a network connected to many health plans that allows for the possibility to extend their services through the digital distribution of their care. Our ecosystem benefits from scale in our client base across each stakeholder vertical. For example, we currently provide product and services to many Blues plans. We also facilitate a Blue User Group, a venue in which representatives from those Blue plans share best practices and identify common needs for innovation.

Our ecosystem also is strengthened by our alliances with innovators that bring new services and capabilities to our platform. For example, our collaboration with Hello Heart supports cardiovascular disease prevention and management, and our joint venture with Cleveland Clinic, The Clinic, enables the provision of second opinion programs via our platform. Finally, the breadth of our ecosystem has enabled a deep understanding of health system and health plan workflows and reimbursement arrangements between our clients, allowing us to configure our platform to meet their needs.

Access to Nationwide, On-Demand Medical Services to Support Our Clients' Digital Care Solutions

As part of our mission to enable our clients to deliver hybrid care, we partner with AMG, our affiliated network of multi-disciplinary providers with 24/7/365 coverage across 50 states. AMG offers medical staffing solutions for virtual care services that can integrate with and extend our clients' existing care capabilities. Beyond general practitioners, our AMG roster includes approximately 1,000 active behavioral health providers. In addition to AMG, we continue to expand our digital care solutions for chronic condition management with strategic partners in the areas of musculoskeletal, dermatology, cardiometabolic and second opinion services.

For health plans, AMG provides essential nationwide clinical coverage for members across a broad range of specialties. For health systems, most require clinical support for their initial programs and then transition to weekend or evening coverage as their clinicians are provisioned. For rural health systems or community hospitals, AMG's clinical services provide wraparound care or access to critical services like telestroke when they may not have any providers to meet these patients' needs. During natural disasters or emergent health events, AMG can quickly augment staffing. By delivering access to on-demand medical staffing, we believe AMG brings trust and stability to our clients' hybrid care delivery solutions.

Experienced Management

Our management team has extensive operational experience in healthcare, technology and services. Our co-founders are experienced entrepreneurs with a proven track record of successfully founding, growing and leading multiple companies. Our executive leadership team has an average of 20 plus years of experience. We believe our management team's extensive business experience, along with the backing of key strategic healthcare investors, sets Amwell apart in the industry.

Our Growth Strategies

Drive Greater Adoption with our Existing Clients

We intend to continue to drive greater adoption among existing clients in five ways:

- *Expanding the populations to which our clients offer services*—Health plans may begin by offering digital care offerings to a subset of their total membership and over time expand to more members. Health systems may start with a single hospital or region and then expand system-wide.

- *Increasing adoption within existing populations*—We see significant increases in utilization among clients as providers and patients have become more aware of and comfortable with digital care, and as clients have embedded virtual care more fully into their operations. We use targeted patient and provider engagement campaigns, best practices training as well as operational support to further drive an increase in usage across our platform.

- *Adding new solutions*—Most clients begin with one or two solutions for hybrid care delivery, but then expand into additional use cases. For health plans, additional programs are typically focused around virtual primary care, behavioral health services, and a range of condition management services that meet the needs of employer clients as well as Medicare/caid Advantage. For health systems, additional solutions typically include an expanding range of specialty care use cases across the care continuum.

- *Enabling the sale of new solutions and services for clients to sell to their consumers and B2B customers*—Many clients benefit from our scalable and configurable platform to create high-value programs to sell to their clients, whether it be virtual primary care staffed by their own providers, chronic care management programs or retail urgent care. Our future-ready, configurable enterprise platform allows clients to target specific populations and opens up new revenue sources, driving higher value.

- *Expanding their Carepoint suite*—Clients typically increase the number of Carepoint devices over time, as they penetrate additional locations and expand their own network of digital care delivery. As the number of Carepoint connections rise, utilization goes up and our clients recognize additional value. We intend to continue to promote our proprietary Carepoint devices and apps across our client base as we believe that expanded Carepoint offerings such as our TV kits will further expand usage of the platform.

Invest in Platform to Continue to Expand Capabilities

We continue to invest in our enterprise platform and software, developing new technologies, capabilities and programs that meet the broadening needs of our clients. We also partner with our clients and other stakeholders to build new features, modules and programs.

Selectively Pursue Acquisitions

Our comprehensive enterprise platform and software services enable us to selectively pursue strategic and complementary assets to support our clients' needs. We have a track record of successfully identifying and integrating acquisitions and continue to evaluate acquisition opportunities that complement our strong organic growth opportunities.

Dispositions

On January 8, 2025, Amwell entered into an asset purchase agreement relating to the sale of all property and assets owned, leased or licensed by Amwell's wholly owned subsidiary, Aligned Telehealth, LLC ("Aligned"), and affiliated clinical partner, Asana Integrated Medical Group ("Asana" and together with Aligned, "APC"), which are primarily used or held for use in connection with Amwell's business of providing telepsychiatry services to hospitals and correctional programs (the "APC Business"), subject to certain specified exclusions such as cash. The purchase price is comprised of (i) an upfront cash payment of $20,714, which is equal to 1.1x the APC Business'atrailing twelve-month revenue, excluding on-site revenue attributable to certain of the APC Business' contracts and subject to customary adjustments and (ii) an additional cash payment equal to 0.4x the buyer and its affiliates' aggregate revenues arising from the provision of the APC Business, subject to limitations, during the twelve-month period immediately following the closing.

Our Products

The primary product we sell is access to the Amwell Converge platform, our enterprise, digital care delivery platform and software, via recurring subscriptions. We sell additional related services and solutions via configurable modules, partner programs, and Carepoint devices and services, including implementation, engagement, cart fleet management and integration. These additional services can be added to any base platform subscription. We augment customers' successful adoption of virtual care delivery by also selling access to clinical services on a fee-for-service basis on our platform and through our direct-to-consumer app.

Our Technology and Operations

Our platform, software and services are designed to provide superior patient and provider experiences. Our scalable, secure architecture supports data exchange, integration with EHRs, other data repositories and third-party devices and access to third party clinical programs. Additionally, we offer a portfolio of services to our clients to support their digital care platform, including workflows and capabilities designed to: attract and retain patients and members, drive operational efficiency, encourage physician engagement, enable digital care delivery for health systems, and lower the cost of care for health plans.

Clinical Services Capabilities

Multiple Digital Practices

Patient care is organized into online practices, analogous to a multi-specialty hospital building, allowing patients to choose from a variety of clinical offerings, ranging from primary to specialty care and from wellness to disease. Practices can be organized by clinical specialty (e.g., primary care, therapy, nutrition), by disease state (e.g., diabetes, asthma, hypertension) or by program type (e.g., smoking cessation, weight loss, wellness). Each practice typically represents a distinct clinical use case with its own associated client branding, patient workflows, associated providers, eligibility and pricing. These practices enable clients to attract patients and members and drive revenue with services they offer.

Visits

For urgent care and walk-in clinic type use cases, patients can seek care on-demand whenever coverage is available (currently 50 states and D.C., 24/7 for urgent care via AMG providers). Patients are routed to the next available provider and can review the provider's credentials and biographical information before deciding whether to connect.

For non-urgent cases, including primary care and specialty care, patients can schedule an appointment time. Appointments can be self-scheduled by patients or scheduled on their behalf by an administrator or provider. Provider availability can be synchronized with a client's master EHR schedule using our scheduling API, eliminating the need for duplicate, and potentially conflicting scheduling, systems for physical and online appointments.

Alternatively, quick-link scheduled visits functionality allows providers to initiate both scheduled and on-demand visits by sending an email or text message invitation. Visit requests can also be triggered automatically by client-configured analytics and alarms using our Telehealth Now web service. Within a few clicks, patients go from email to live video visit, without ever having to manually register or download any software. This provider-initiated visit functionality is useful for both follow-up and more general population health and care management programs.

Physician Brokerage and Utilization Efficiency

Our patented, real-time brokerage engine matches each patient with the list of available and eligible providers, based on licensing requirements and client-configurable clinical, business and regulatory rules. In this way, we are distinguished from other "callback" models where provider choice is much more limited and is unable to occur real-time.

When patients seek services, one or more potentially available providers are digitally paged or notified based on client-configurable business rules. The first provider to accept the visit request is assigned the patient. Together, these matching technologies ensure the most efficient use of available providers, allowing even busy clinicians to schedule in virtual visit patients between in-person appointments, after hours, or in place of no-shows and cancellations.

Overall Platform Design

User Experience

The Amwell Converge™ platform is designed to be a consistent experience across any application, workflow or access point for both providers and patients. The entire user experience is brandable by the client, letting providers and patients know they are meeting under the trusted brand of their preferred healthcare organization, driving brand affinity. Additionally, the modular architecture allows for swappable exchange of the entire A/V experience, allowing different vendors or capabilities such as payments or identity management to be quickly integrated in response to client need.

The user experience also has been designed to allow a patient to easily join a visit through Click to Join features: patients can join video visits by clicking on an email or text message, no registration or download required. Tech checks ensure adequate connectivity, browser compatibility and the correct A/V setting, minimizing the risk of dropped or interrupted visits.

Security and Reliability

The Amwell Converge™ platform has been designed to be secure and scalable; testing is automated and includes security scans, all vetted by our QA team. These scans are also vetted by our dedicated cybersecurity team, which includes security experts who monitor and address issues around the clock. We also have a full, evidence-grade digital forensics system that provides real-time analysis using multiple cloud forensic tools to our cybersecurity team. Amwell adheres to what we believe to be the highest security standards in the industry, using Auth0 with OAuth 2.0 SSO webRTC for in-browser video and Google's Healthcare API for secure and standardized data storage. These security capabilities ensure that clients' and patients' data are held to high standards, limiting the impact of and ability for cyberattacks.

Scalability and Innovation

The Amwell Converge™ platform allows providers to easily expand their use of digital care, taking advantage of highly scalable managed services from best-in-class technology partners. A serverless multi-cloud microservices architecture lets Amwell adapt to any scale of processing power needed to address visit volumes. Clients can quickly implement a unique experience for patients and providers and embed any workflow in their own branded web and mobile solutions with low code / no code custom development. As digital care delivery continues to evolve, Amwell clients and partners have the flexibility and agility to scale virtual care 10x, or 1,000x, as needed.

Interoperability

The Amwell Converge™ platform is built on FHIR ("Fast Healthcare Interoperability Resources") – not an antiquated, proprietary data model that needs to be translated to HL7 standards. All data within the platform works with healthcare organizations' systems and any EHR. Being FHIR-native allows the platform to be interoperable with the entire healthcare ecosystem and creates an open platform for third-party developers.

App Framework

We have opened the Amwell Converge™ platform to others to build on and expand its abilities. The platform can host and operate applications created by outside developers, whether to serve their own organizations or offer innovations to our large ecosystem. The FHIR APIs at the core of the platform can invoke and give context to any external service, which can then be hosted inside the digital care experience, right in the field of view between the patient and the clinician. This app framework allows clients to deliver better, more efficient access to effective care, helping to close gaps in care, enhance treatment and better enable provider-to-patient relationships.

Technology Back-end Architecture

Secure, Scalable, Hosted Environment

We use secure, redundant data centers designed with high levels of availability, redundant subsystems, and compartmentalized security zones. With our platform as a service digital care solution, there is no need for clients to purchase hardware, install and upgrade software, or manage system operations. The hosted approach ensures that visit capacity scales without requiring client-side interventions or upgrades. We manage hosting operations and security, which is monitored 24/7 by our Cyber Command Center (C3) and NOC. We historically deliver high levels of system uptime across our platform.

Due to the sensitive nature of our client and patient data, we have invested heavily in data security and protection. We utilize a multi-tiered security architecture. All data are secured both in motion and at rest using the latest encryption technologies. Our C3 team constantly monitors for vulnerabilities and intrusions, including using third-party vulnerability and penetration testing. We maintain HITRUST, ISO 27001 and PCI compliance certifications. Our system security is regularly evaluated and approved by some of the largest health plans, health systems, financial institutions and technology companies in the world. Amwell has deployed its Digital Behavioral Health, Automated Care, and Scheduled Visits within the EMR products on the Defense Health Agency's production environment as part of our continued work in the Federal sector. We believe this underscores the advanced security posture that Amwell maintains.

Reporting and Analytics

We provide a range of standard administrative, utilization and clinical reports. More advanced analytics are user-accessible via our Looker data exploration and discovery business intelligence tool.

Branding and Embeddable Experiences

We support differentiated client experiences by offering the ability to fully brand (white label) our software as well as to use our APIs and embeddable widgets for both the patient and provider experiences, covering the relevant web and mobile interfaces (iOS and Android). These capabilities allow clients to seamlessly embed our end-to-end patient and provider digital care functionality in their own websites, software and mobile applications. Such embedding is designed to give patients and providers a consistent user experience without having to switch tabs or windows, additional logins or additional app downloads.

For example, some health systems have embedded our solutions in their branded patient portals. From a provider perspective, clients are embedding the provider virtual care workflow in their EHRs so that online visits are as easy to schedule and conduct as physical visits.

Sales and Marketing

We sell our digital care solution through our direct sales organization. Our direct sales team is comprised of enterprise-focused field sales professionals who are organized principally by geography and specialty overlays. Our sales operations staff, who support our direct sales team, includes product technology experts, lead generation professionals and sales data experts. We maintain relationships with key industry participants including media publications, industry analyst firms, benefit consultants, brokers, group purchasing organizations and health plan and health system partners.

Channel partners also play a key role in marketing and selling our products to our client base, primarily focusing on the Amwell Converge™ platform and Carepoint devices. Channel partners may shorten our sales cycle and lower our client acquisition costs. For example, through EHR channel partners we are able to natively embed our technology into existing health system technology infrastructure which, as a competitive differentiator, may lead to a higher win rate. Carepoint channel partners primarily consist of value-added resellers that have established relationships with health systems and health plans. We typically generate lower revenues in connection with sales obtained through these channel partner agreements.

Clinical Quality

AMG seeks to provide the highest level of clinical quality and consistency of care. All medical professionals go through a rigorous onboarding and credential checking process. When practicing online, doctors are required to deliver care in a medically appropriate setting. We offer similar best practices and training to our clients who utilize their own providers. Patients consistently rate AMG providers highly, with an average rating of 4.8 out of 5.0.

AMG's clinical operations team works to standardize virtual medical treatment by creating and maintaining standard operating procedures. This team also monitors waiting room queues and can reassign providers and patients as needed. The team uses analytics to test for appropriateness and efficiency of care as well as prescribing behaviors. AMG's team of nurses uses algorithms to identify potential quality issues and conducts manual reviews of clinical cases, utilizing a random audit process in addition to targeted audits, to ensure high quality care is consistently delivered. Finally, a monthly scorecard is distributed to all AMG providers showing their individual and comparative performance. For urgent care, the median wait time is less than 4 minutes for the 24 months ended December 31, 2024.

Research and Development

Our ability to continue to differentiate and enhance our platform and offerings depends, in large part, on our capacity to continue to introduce new services, technologies, features and functionality. Our research and development team is responsible for the design, development, testing and certification of our solution. We maintain development offices in Ramat Gan, Israel and Bogotá and Medellin, Colombia, to support our international partners and to serve as an additional development resources. In addition, we utilize certain third-party development services to perform application development. We focus our research and development spend on developing new products and further enhancing the usability, functionality, reliability, performance and flexibility of our products.

Physicians and Healthcare Professionals

Due to the prevalence of the corporate practice of medicine doctrine (as defined in Item 1A. Risk Factors), including in the states where we predominantly conduct our business, we provide administrative and management services to entities associated with AMG (which are consolidated subsidiaries from a financial reporting perspective) pursuant to which those entities reserve exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services. We contract to provide administrative services through business support agreements ("BSAs") with AMG's provider groups. AMG in turn contracts with providers. Our business support agreements typically run for ten years and call for us to be paid an annual fee in exchange for managing all administrative aspects of the medical practice in question. It has been the historical practice of the parties to review and adjust this fee on an annual basis. In addition, we have signed direct transfer agreements with the AMG entities. These direct transfer agreements outline the conditions under which we have the right to change the ownership of the clinical entity to a different third party.

In 2012, we entered into a joint venture with an affiliate of Elevance Health, Inc. (formerly Anthem, Inc.) to form National Telehealth Network, LLC ("NTN"). NTN, which is consolidated in our financial statements, is greater than 50% owned by us. NTN is managed by a six (6) person Board of Managing Directors, with the Chairman of the Board appointed by us. NTN's mandate is to oversee the clinical and administrative operations of Online Care Group, a clinical entity within the AMG family. Online Care Group is dedicated to providing clinical consults on Elevance Health's LiveHealth Online virtual care platform to Elevance Health members and other users of that platform.

Under a BSA agreement, NTN has agreed to provide exclusive administrative, management and other business support services to Online Care Group. The non-medical functions and services NTN provides under the BSA include the maintenance of medical, billing and accounting records, legal, human resources and the administration of quality assurance, and administration of a risk management program. Additionally, NTN is required to maintain medical malpractice insurance for covered providers as well as appropriate general liability, directors and officers, workers compensation and employment practices insurance. The BSA had an original 10-year term that automatically renewed for an additional 5-year term expiring in February 2028. The BSA automatically renews for 5-year renewals, unless earlier terminated upon mutual agreement of the parties or unilaterally by a party following a material default under the BSA by the non-terminating party. NTN, in turn, has subcontracted all of its responsibilities under the BSA between NTN and Online Care Group to Amwell, under substantially similar terms.

Amwell has signed direct BSAs with the other AMG affiliated entities to provide similar administrative and management services for a fixed fee.

U.S. Government Regulation

Our operations are subject to comprehensive United States federal, state and local regulations and international regulations in the jurisdictions in which we do business. Our ability to operate profitably will depend in part upon our ability, and that of AMG's providers, to maintain all necessary licenses and to operate in compliance with applicable laws and rules. Those laws and rules continue to evolve, and we therefore devote significant resources to monitoring developments in healthcare and medical practice regulation. As the applicable laws and rules change, we are likely to make conforming modifications in our business processes from time to time. In some jurisdictions where we operate, neither our current nor our anticipated business model has been the subject of formal judicial or administrative interpretation. We cannot be assured that a review of our business by courts or regulatory authorities will not result in determinations that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that impacts our operations.

During the COVID-19 pandemic, state and federal regulatory authorities loosened or removed a number of regulatory requirements in order to increase the availability of digital care services. For example, changes were made to the Medicare and Medicaid programs (through waivers and other regulatory authority) to increase access to digital care services by, among other things, increasing reimbursement, permitting the enrollment of out of state providers and eliminating prior authorization requirements. Most Medicare reimbursement flexibilities have been extended through March 31, 2025, including a waiver for geographic site restrictions (patient may be located at home), the expansion of eligible provider types, and coverage for audio-only consults.

Although it is uncertain whether regulatory changes adopted in response to the COVID-19 pandemic will be preserved in the future, we believe that a return to the pre-pandemic regulatory regimes would not have a material negative impact on our commercial agreements, visit volume or visit revenue. In fact, we believe that such a return would benefit the Company as the renewed enforcement of HIPAA regulations may force many marginal digital care platforms out of the marketplace, thereby lessening our competition.

Digital Care Provider Licensing, Medical Practice, Certification and Related Laws and Guidelines

The practice of medicine is subject to various federal, state and local certification and licensing laws, regulations, approvals and standards, relating to, among other things, the adequacy of medical care, the practice of medicine (including the provision of remote care), equipment, personnel, operating policies and procedures and the prerequisites for the prescription of medication and ordering of tests. The application of some of these laws to digital care is unclear and subject to differing interpretation.

Clinicians who provide professional medical services to a patient via digital care must, in most instances, hold a valid license to practice medicine in the state in which the patient is located. We have established systems for ensuring that AMG and client clinicians are appropriately licensed under applicable state law and that their provision of digital care to our members occurs in each instance in compliance with applicable rules governing digital care. Failure to comply with these laws and regulations could result in licensure actions against the clinicians, our services being found to be non-reimbursable, or prior payments being subject to recoupments and can give rise to civil, criminal or administrative penalties.

Corporate Practice of Medicine Laws in the U.S.; Fee Splitting

We contract with physicians or physician-owned professional associations and professional corporations to provide access to our enterprise platform to them and their patients. We have entered into management services contracts with AMG-affiliated entities pursuant to which we provide them with billing, scheduling and a wide range of other administrative and management services, and they pay us for those services via management and other service fees. These contractual relationships are subject to various state laws, including those of New York, Texas and California, that prohibit fee splitting or the practice of medicine by lay entities or persons and that are intended to prevent unlicensed persons from interfering with or influencing a physician's professional judgment. Activities other than those directly related to the delivery of healthcare may be considered an element of the practice of medicine in many states. Under the corporate practice of medicine restrictions of certain states, decisions and activities such as scheduling, contracting, setting rates and the hiring and management of non-clinical personnel may implicate the restrictions on the corporate practice of medicine.

State corporate practice of medicine and fee splitting laws and rules vary from state to state and are not always consistent among states. In addition, these requirements are subject to broad interpretation and enforcement by state regulators. Some of these requirements may apply to us even if we do not have a physical presence in the state, based solely on our engagement of a provider licensed in the state or the provision of digital care to a resident of the state. Thus, regulatory authorities or other parties, including our providers, may assert that, despite these arrangements, we are engaged in the corporate practice of medicine or that our contractual arrangements with affiliated physician groups constitute unlawful fee splitting. In such event, failure to comply could lead to adverse judicial or administrative action against us and/or our affiliated providers, civil, criminal or administrative penalties, receipt of cease-and-desist orders from state regulators, loss of provider licenses, the need to make changes to the terms of engagement of our providers that interfere with our business, and other materially adverse consequences.

U.S. Federal and State Fraud and Abuse Laws

Federal Stark Law

We are subject to the federal self-referral prohibitions, commonly known as the Stark Law. Where applicable, this law prohibits a physician from referring Medicare patients for "designated health services" such as laboratory and radiology services that are furnished at an entity if the physician or a member of such physician's immediate family has a "financial relationship" with the entity, unless an exception applies. Penalties for violating or participating in a scheme to circumvent the Stark Law include denial of payment, mandatory refunds, civil monetary penalties, and exclusion from the federal health care programs. The Stark Law is a strict liability statute, which means proof of specific intent to violate the law is not required. In addition, the government and some courts have taken the position that claims presented in violation of the various statutes, including the Stark Law, can be considered a violation of the federal False Claims Act (described below) based on the contention that a provider impliedly certifies compliance with all applicable laws, regulations and other rules when submitting claims for reimbursement. A determination of liability under the Stark Law could have a material adverse effect on our business, financial condition and results of operations.

Federal Anti-Kickback Statute

We are also subject to the federal Anti-Kickback Statute. The Anti-Kickback Statute is broadly worded and prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, (i) the referral of a person covered by Medicare, Medicaid or other governmental programs, (ii) the furnishing or arranging for the furnishing of items or services reimbursable under Medicare, Medicaid or other governmental programs or (iii) the purchasing, leasing or ordering or arranging or recommending purchasing, leasing or ordering of any item or service reimbursable under Medicare, Medicaid or other governmental programs. Certain federal courts have held that the Anti-Kickback Statute can be violated if "one purpose" of a payment is to induce referrals. In addition, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation, making it easier for the government to prove that a defendant had the requisite state of mind or "scienter" required for a violation. Moreover, the government may assert that a claim including items or services resulting from a violation of the Anti-Kickback Statute

constitutes a false or fraudulent claim for purposes of the False Claims Act, as discussed below. Violations of the federal Anti-Kickback Statute may result in civil monetary penalties, criminal penalties, and exclusion from participation in government healthcare programs, including Medicare and Medicaid. Imposition of any of these remedies could have a material adverse effect on our business, financial condition and results of operations. In addition to a few statutory exceptions, the OIG has published safe-harbor regulations that outline categories of activities that are deemed protected from prosecution under the Anti-Kickback Statute provided all applicable criteria are met. The failure of a financial relationship to meet all of the applicable safe harbor criteria does not necessarily mean that the particular arrangement violates the Anti-Kickback Statute. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities, such as the OIG.

Although we believe that our arrangements with physicians and other referral sources comply with current law and available interpretative guidance, as a practical matter, it is not always possible to structure our arrangements so as to fall squarely within an available safe harbor. Where that is the case, we cannot guarantee that applicable regulatory authorities will determine these financial arrangements do not violate the Anti-Kickback Statute or other applicable laws, including state anti-kickback laws.

False Claims Act

Both federal and state government agencies have continued civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies and their executives and managers. Although there are a number of civil and criminal statutes that can be applied to healthcare providers, a significant number of these investigations involve the federal False Claims Act. These investigations can be initiated not only by the government but also by a private party asserting direct knowledge of fraud. These "qui tam" whistleblower lawsuits may be initiated against any person or entity alleging such person or entity has knowingly or recklessly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or has made a false statement or used a false record to get a claim approved. In addition, the improper retention of an overpayment for 60 days or more is also a basis for a False Claim Act action, even if the claim was originally submitted appropriately. Penalties for False Claims Act violations include fines and exclusion from federally funded healthcare programs. In addition, some states have adopted similar fraud, whistleblower and false claims provisions.

Foreign and State Fraud and Abuse Laws

Several states and the foreign jurisdictions in which we operate have also adopted or may adopt similar fraud, whistleblower and false claims laws as described above. The scope of these laws and the interpretations of them vary by jurisdiction and are enforced by local courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by Medicaid programs and any third party payer, including commercial insurers or to any payer, including to funds paid out of pocket by a patient. A determination of liability under such state fraud and abuse laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Other Healthcare Laws

HIPAA established several separate criminal penalties for making false or fraudulent claims to insurance companies and other non-governmental payers of healthcare services. Under HIPAA, these two additional federal crimes are: "Healthcare Fraud" and "False Statements Relating to Healthcare Matters". The Healthcare Fraud statute prohibits knowingly and recklessly executing a scheme or artifice to defraud any healthcare benefit program, including private payers. A violation of this statute is a felony and may result in fines, imprisonment, or exclusion from government sponsored programs. The False Statements Relating to Healthcare Matters statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact by any trick, scheme or device or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. A violation of this statute is a felony and may result in fines or imprisonment. This statute could be used by the government to assert criminal liability if a healthcare provider knowingly fails to refund an overpayment. These provisions are intended to punish some of the same conduct in the submission of claims to private payers as the federal False Claims Act covers in connection with governmental health programs.

In addition, the Civil Monetary Penalties Law imposes civil administrative sanctions for, among other violations, inappropriate billing of services to federally funded healthcare programs and employing or contracting with individuals or entities who are excluded from participation in federally funded healthcare programs. Moreover, a person who offers or transfers to a Medicare or Medicaid beneficiary any remuneration, including waivers of copayments and deductible amounts (or any part thereof), that the person knows or should know is likely to influence the beneficiary's selection of a particular

provider, practitioner or supplier of Medicare or Medicaid payable items or services may be liable for civil monetary penalties. Moreover, in certain cases, providers who routinely waive copayments and deductibles for Medicare and Medicaid beneficiaries can also be held liable under the Anti-Kickback Statute and civil False Claims Act, which can impose additional penalties associated with the wrongful act. One of the statutory exceptions to the prohibition is non-routine, unadvertised waivers of copayments or deductible amounts based on individualized determinations of financial need or exhaustion of reasonable collection efforts. The OIG emphasizes, however, that this exception should only be used occasionally to address special financial needs of a particular patient. Although this prohibition applies only to federal healthcare program beneficiaries, the routine waivers of copayments and deductibles offered to patients covered by commercial payers may implicate applicable state laws related to, among other things, unlawful schemes to defraud, excessive fees for services, tortious interference with patient contracts, and statutory or common law fraud.

U.S. State and Federal Health Information Privacy and Security Laws

There are numerous U.S. federal and state laws and regulations related to the privacy and security of PII, including health information. In particular, HIPAA establishes privacy and security standards that limit the use and disclosure of PHI, and require the implementation of administrative, physical, and technical safeguards to ensure the confidentiality, integrity and availability of PII, including health information, in electronic form. AMG, our health system clients, and our health plan clients are all regulated as covered entities under HIPAA. We are a business associate of our covered entity clients when we are working on behalf of our covered entity clients including our affiliated medical groups and also when we are providing technology services to those clients via our enterprise platform. As a business associate, we are also directly regulated by HIPAA and are required to provide satisfactory written assurances to our covered entity clients through written business associate agreements that we will provide our services in accordance with HIPAA. Failure to comply with these contractual agreements could lead to loss of clients, contractual liability to our clients, and direct action by HHS, including monetary penalties.

Violations of HIPAA may result in significant civil and criminal penalties. Our management responsibilities to AMG include assisting it with its obligations under HIPAA's breach notification rule. Under the breach notification rule, covered entities must notify affected individuals without unreasonable delay in the case of a breach of unsecured PHI, which may compromise the privacy, security or integrity of the PHI. In addition, notification must be provided to HHS and the local media in cases where a breach affects more than 500 individuals. Breaches affecting fewer than 500 individuals must be reported to HHS on an annual basis. HIPAA also requires a business associate to notify its covered entity clients of breaches by the business associate.

State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for a HIPAA violation, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing personal information. In addition, HIPAA mandates that HHS conduct periodic compliance audits of HIPAA covered entities and their business associates for compliance. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator. In light of the HIPAA Omnibus Final Rule, recent enforcement activity, and statements from HHS, we expect increased federal and state HIPAA privacy and security enforcement efforts.

Many states in which we operate and in which our patients reside also have laws or are in the process of adopting laws that protect the privacy and security of sensitive and personal information, including health information. These laws may be similar to or even more protective or broader than HIPAA and other federal privacy laws. Where state laws are more protective or broader than HIPAA, we must comply with the state laws we are subject to, in addition to HIPAA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but, unlike HIPAA, some may afford private rights of action to individuals who believe their personal information has been misused. In addition, state laws are changing rapidly, and there is discussion of a new federal privacy law or federal breach notification law, to which we may be subject.

In addition to HIPAA and state health information privacy laws, we may be subject to other state and federal privacy laws, including laws that prohibit unfair privacy and security acts or practices and deceptive statements about privacy and security and laws that place specific requirements on certain types of activities, such as data security and texting. The FTC and state attorneys general have brought enforcement actions and prosecuted some data breach cases as unfair and/or deceptive acts or practices under the FTC Act and similar state laws.

In recent years, there have been a number of well publicized data breaches involving the improper use and disclosure of PII and PHI. Many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials and provide credit monitoring services and/or other relevant services to impacted individuals. In addition, under HIPAA and pursuant to the related contracts that we enter into with our clients who are covered entities, we must report breaches of unsecured PHI to our clients following discovery of the breach. Notification must also be made in certain circumstances to affected individuals, federal authorities and others.

International Regulation

Our international operations are and will be subject to different, and sometimes more stringent, legal and regulatory requirements, which vary widely by jurisdiction, including anti-corruption laws; economic sanctions laws; various privacy, insurance, tax, tariff and trade laws and regulations; corporate governance, privacy, data protection (including the EU General Data Protection Regulation ("GDPR") and the UK General Data Protection Regulation ("UK GDPR")), data mining, data transfer, labor and employment, intellectual property, consumer protection and investment laws and regulations; discriminatory licensing procedures; required localization of records and funds; and limitations on dividends and repatriation of capital. In addition, the expansion of our operations into foreign countries increases our exposure to the anti-bribery, anti-corruption and anti-money laundering provisions of U.S. law, including the FCPA, and corresponding foreign laws, including the UK Bribery Act.

The FCPA prohibits offering, promising or authorizing others to give anything of value to a foreign government official to obtain or retain business or otherwise secure a business advantage. We also are subject to applicable anti-corruption laws of the jurisdictions in which we operate. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions as well as other penalties, and the SEC and the DOJ have increased their enforcement activities with respect to the FCPA. The UK Bribery Act is an anti-corruption law that is broader in scope than the FCPA and applies to all companies with a nexus to the United Kingdom. Disclosures of FCPA violations may be shared with the UK authorities, thus potentially exposing companies to liability and potential penalties in multiple jurisdictions. We have internal control policies and procedures and conduct training and compliance programs for our employees to deter prohibited practices. However, if our employees or agents fail to comply with applicable laws governing our international operations, we may face investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions.

We also are subject to regulation by OFAC. OFAC administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. In addition, we may be subject to similar regulations in the non-U.S. jurisdictions in which we operate.

International Privacy and Data Protection Laws

As a result of our presence in Europe and some of our customers being located in the European Union and the United Kingdom, we are subject to applicable international laws and regulations related to privacy and the protection of personal data (including data concerning health), in particular the GDPR and the UK GDPR. These regimes impose stringent data protection requirements and may increase both the risk of noncompliance and the costs of providing our products and services in a compliant manner.

The GDPR establishes data protection principles that govern the lawful use of personal data, requires privacy by design, and technical and organizational measures to ensure a level of security appropriate to the risk. The regulation grants rights for data subjects in regard to their personal data (including the right to be "forgotten" and the right to data portability) and enhances pre-existing rights (e.g., data subject access requests). GDPR is directly applicable in EU member states, which provides a degree of consistency. Member states may have additional national data protection and privacy laws. The UK has adopted the UK GDPR and Data Protection Act. The GDPR and UK data protection law may increasingly diverge from each other, thereby increasing both our compliance costs and the potential for noncompliance.

Our European clinical operations team and our health care clients in Europe are regulated as data controllers under GDPR. We are a data processor for our data controller clients when we are working on their behalf and also when we are providing technology services to those clients via the Amwell Platform. As a data processor, we are also directly regulated by GDPR and are required to provide satisfactory written assurances to our clients through written data processing agreements that we will provide our services in accordance with GDPR. Failure to comply with these agreements could lead to loss of clients, contractual liability to our clients, and direct action by European data protection authorities, including monetary penalties.

GDPR and similar comprehensive data protection laws apply to personal data broadly across sectors. GDPR applies to personal data relating to all categories of data subjects including patients, job applicants, employees, contractors, client workforce members, business contacts, and web visitors. We are the data controller where we decide the purpose and means of processing data for a given activity, such as recruit mentor marketing.

 In addition, the GDPR imposes strict rules on the transfer of personal data out of the EEA to a "third country," including the United States. The same is true for the UK GDPR. In July 2020, the Court of Justice of the European Union ("CJEU") limited how organizations could lawfully transfer personal data from the EEA to the United States by invalidating the EU-US Privacy Shield and imposing further restrictions on use of the standard contractual clauses, which could affect our ability to efficiently process personal data from the EEA. The EU-US Privacy Shield has been replaced by an enhanced legal mechanism for data transfer namely the EU-US Data Privacy Framework ("DPF") and the UK Extension to the DPF. However, the validity of the DPF is likely to be challenged before the CJEU. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices.

We may have obligations under GDPR's personal data breach notification requirements. Under the breach notification requirements, notification must be provided to the national data protection authority without undue delay and within 72 hours, unless the personal data breach is unlikely to result in a risk to the rights and freedoms of data subjects. In addition, data controllers must notify affected data subjects without unreasonable delay in the case of a personal data breach that is likely to result in a high risk to their rights and freedoms. GDPR also requires a data processor to notify its data controller clients of breaches by the data processor.

A violation of the GDPR or UK GDPR could result in regulatory investigations, reputational damage, fines and sanctions, orders to cease or change our processing of our data, enforcement notices, assessment notices (for a compulsory audit), and civil claims, including representative actions and other class action-type litigation. Data protection authorities may initiate legal proceedings against data controllers or processors for GDPR violations. Data subjects have a right to lodge a complaint with the data protection authority and the right to an effective judicial remedy against a controller or processor. GDPR also establishes a right to compensation for damage as result of infringement. Data subjects can mandate a not-for-profit body, organization or association to exercise these remedies and to collect compensation on their behalf. In light of recent enforcement activity, and statements from data protection authorities and the European Data Protection Board, we expect continued enforcement efforts.

In addition to the GDPR, in Europe we are subject to the Privacy and Electronic Communications Directive ("ePrivacyDirective") and national implementing legislation in the UK and EU member states. The ePrivacy Directive requires that consent must be obtained to read or write data on a user's device, for example tracking cookies, except where strictly necessary to provide the service. The ePrivacy Directive also governs unsolicited email and SMS text message marketing.

Outside Europe we are subject to privacy and data protection laws in other locations where we operate including Australia, Canada, and South Africa. These jurisdictions have sectoral health information privacy laws and comprehensive privacy laws similar to GDPR in scope.

Environmental, Social, and Governance ("ESG") Initiatives

Our values are core to who we are and serve as the foundation on which we are able to build a strong organization and promote the long-term interests of our stockholders and stakeholders.

We have made meaningful progress on our ESG goals and reported on this progress in our 2024 Corporate Responsibility Report. Following the publication of our inaugural report in 2022 and annually thereafter, we reached out to our top stakeholders who validated our approach to ESG, which is focused on establishing goals and achieving incremental

improvement year over year. Our ESG Taskforce, made up of subject matter experts from across the Amwell HR, Legal, and Investor Relations teams, as well as outside consultants and working with oversight from the Board of Directors ("Board"), steadily advanced our comprehensive ESG strategy connected to our strategic business initiatives.

In 2024, to build on our commitment to environmental responsibility, we conducted our first greenhouse gas emissions (GHG) inventory capturing our combined Scope 1 and 2 emissions, which stems from electricity consumption at our leased office spaces. With our goal of enabling the healthcare industry to move forward into a digital-first paradigm, we are committed to lowering the carbon emissions and overall environmental impact of the delivery of healthcare, including our own.

Our Corporate Responsibility Report is available on the investor relations page of our website. Our website, including the Corporate Responsibility Report available on our website, is not incorporated by reference into this report.

Our commitment to viewing our business through an ESG lens is strong and we continue to be guided by three pillars: Our People, Our Products and Our Operations.

Our ESG Framework

Our Products	Our People	Our Operations
• Operational efficiencies • Environmental stewardship • Clinician shortages and burnout • Patient experience and outcomes • Expanding access to care	• Talent development & engagement • Total rewards and wellbeing • Recruitment • Social responsibility investing in our communities	• Cybersecurity & data privacy • Compliance & ethics

Our company was founded by industry veterans, their passion, energy and expertise have contributed to our success as a leading digital care platform company. We continue to expand our sphere of expertise and have implemented an oversight structure that is designed to enhance our strategic objectives. Our management team is governed by our Board, which works alongside management to determine our business strategy, ensure the sustainable growth of the company, and oversee our enterprise risks and opportunities and ESG initiatives. Our Board consists of nine (9) directors, of whom 22% are women and 78% are independent, who bring a variety of perspectives, experience, and backgrounds to their role of supervising and advising management.

Amwell Culture

Mission and Values

Our culture is grounded in our mission to connect and enable providers, payers, patients and innovators to deliver greater access to more affordable, higher quality care. Our values are core to who we are and serve as the foundation on which we are able to build a strong organization filled with employees who deliver exceptional products and services to our clients. At our core we are:

- Customer First – Focused on understanding and supporting clients by embracing change, innovating and enriching patient-provide relationships;

- One Team – Focused on hiring and developing outstanding people who are encouraged to stay informed and speak up, to celebrate our similarities and honor our difference, and to serve our communities; and

- Deliver Awesome – Focused on bringing passion and energy, acting with integrity, working with agility and a sense of urgency, being accountable, and delivering quality in all we do.

Guided by our mission and values, we are committed to achieving excellence on behalf of our employees, clients and partners and the patients and providers we serve.

Human Capital - Investing in our Employees

We continually seek ways to attract, grow, develop and retain an exceptionally talented and motivated workforce. We build upon our "One Team" core value by creating and enhancing our range of programs that increase engagement and employee resources.

Our employees are our most valuable asset. As of December 31, 2024, we had 877 full-time employees of which 83% are based in the United States, spread out across 46 states, 7% in Ireland, 4% in Israel, 4% in Colombia and 2% in the UK.

Recruitment

In 2024, we continued to focus on building a strong pipeline of talent. Amwell has and continues to build partnerships with universities and other organizations across the country and has implemented a competitive intern program to develop a unique candidate pool. In addition, our virtual workforce strategy has allowed us to continue our focus on a global recruitment strategy to hire from all geographies in which we operate. As of December 31, 2024, women represented nearly 49% of our global employees, and 33% of our employees are non-white.

Growth and Development

We promote the continued growth and development of our employees. Through our learning management system, we create meaningful pathways for our employees to build the technical and comprehensive sales skills they need, including through role-specific trainings and certifications. We support our managers with leadership training, a 360 program and coaching. Our annual performance review process and frequent coaching opportunities create avenues for personal, professional, and leadership growth and development. In addition, we encourage on-going external learning and development opportunities with our tuition assistance program.

Total Rewards

To support employees, we provide a comprehensive and competitive total rewards framework that is not only grounded in our mission to attract, engage and retain top talent, but is relevant, equitable, comprehensible, and flexible to meet the needs of our employees. Amwell offers competitive compensation packages consisting of, but not limited to, base salary, short-term incentive bonus and long-term equity, that are linked to individual and company performance to ensure employees are rewarded for individual and company success. There is a high emphasis placed on utilizing benchmarks to ensure fair and equitable compensation packages at all levels of the organization. Recognizing that our employees are all unique and have different physical, mental, financial and social needs, Amwell also provides a robust suite of benefit and wellbeing programs to support the total being of each of our employees including, but not limited to, health insurance, retirement and pension plans, generous paid time off policies, an employee stock purchase program (ESPP), free access to Amwell's digital care services, income replacement benefits, flexible scheduling, remote working opportunities, and paid parental leave.

Total Rewards Framework

- Compensation
  - Base Salary
  - Short-Term Incentives
  - Long-Term Incentives
  - Employee Stock Purchase Program

- Benefits
  - Healthcare
  - Retirement/Pension
  - Life, Disability, and Income Protection
  - Voluntary Benefits
  - Mental Wellbeing Support

- Work-Life
  - Virtual First Work Environment
  - Paid Time Off
  - Leave Programs
  - EAP Program

- Rewards and Recognition
  - o Recognition Program
  - o Performance Feedback
  - o Annual Merit and Bonus Program
  - o Service Anniversaries

- Development
  - o Tuition Assistance
  - o Training Opportunities
  - o Leadership Development

Engagement

We value and solicit employee feedback and listen to all of our employees through various outlets, including all hands meetings and yearly engagement surveys. These avenues have provided us with valuable perspectives that have shaped our investments in programs and initiatives for our employees. Employee feedback shaped the creation of our MVP Framework, Total Rewards Framework, and internal communication improvements. The Amwell employee voice is the most powerful tool we have for increasing our engagement and the development of a strong and inclusive team.

Amwell has an open-door policy where employees are always welcome to voice concerns about anything related to Amwell or their employment. They have avenues such as Human Resources, Legal or the ability to submit concerns anonymously through our ethics hotline or by phone.

Living our Mission, Values, and Purpose

Our culture is grounded in our mission, values and purpose. We believe we will only be able to achieve our mission, live by our values and be purpose-driven if we are focused on creating a culture of inclusion, act in a socially responsible manner, enable health equity and promote business sustainability. Our MVP Framework serves as a guide to empower our employees to live by our mission, value and purpose (MVP) in their work for and on behalf of Amwell.

MVP Framework

- Elevating inclusiveness at Amwell

- Business Sustainability – Environment, Social, Governance & Ethical Accountability

- Creating a profitable growth business that contributes to a more prosperous, sustainable and healthy world

- Holding ourselves accountable for measuring and managing our performance across ESG issues

- Social Responsibility – Volunteering, Community involvement, Giving back, Serving our network

- Giving back to our community

- Leveraging our position in the market to support/help those in need

- Fostering a sense of purpose and connection to our mission

- Health Equity – Equal access to care, Addressing Social Determinants of Health, enabling clients and informing ourselves on how health disparities and SDOH impact our clients and health outcomes

- Leveraging cross-functional data to enhance culturally intelligent application of Amwell solutions

- Enable our ecosystem to improve access to equitable care

Investing in our Communities

Amwell Cares is our Corporate Social Responsibility Initiative. Guided by Amwell's purpose, mission and values, Amwell Cares is committed to enriching and giving back to the communities we serve, working as One Team to drive the greatest positive impact. Driven by employees, with executive oversight, Amwell Cares works to support various causes, including health equity, hunger relief, and natural disaster recovery, through a variety of activities, including but not limited

to company matches, sponsorship of and participation in charity walks/runs, donations and volunteer opportunities, and pro bono healthcare services delivered to communities affected by hurricane, fire or flood. Employees also are encouraged to volunteer on their own and are given a designated volunteer day to allow them time to give back in their local community. In 2024, Amwell continues to donate cash and pro bono healthcare services to support our local communities. Employees also volunteered more than 200 hours of their time to support their communities.

Social Responsibility & Health Equity

Social responsibility is deeply embedded in our mission-oriented corporate culture. We never forget that beyond the daily numbers and operating tasks, our goal is to transform how healthcare is delivered by improving access, convenience, economics and quality of care via digital care for all. We are proud of our ability to extend access to both primary and specialty care in "healthcare deserts" that exist in both rural and urban pockets domestically and even more so internationally. To ensure we are creating equal and equitable access to care globally, we seek to improve outcomes in care disparities and social determinants of health by leveraging our unique place in the healthcare ecosystem.

In 2024, Amwell launched a Health Equity Task Force focused on 1) increasing cultural competencies around access, products and services, 2) leveraging cross-functional data to enhance culturally intelligent application of Amwell solutions, and 3) enabling our ecosystem to improve access to equitable care.

Intellectual Property

Our patent portfolio consists of approximately 46 patents and 1 pending patent application related to our software and technology. We do not currently consider any of our patents to be material to our business. We continue to submit patent applications for new inventions and ideas we develop as well as monitor competitors in an effort to protect our intellectual property.

We own and use trademarks and service marks on or in connection with our services, including both unregistered common law marks and issued trademark registrations in the United States and other geographies. In addition, we rely on certain intellectual property rights that we license from third parties and on other forms of intellectual property rights and measures, including trade secrets, know-how and other unpatented proprietary processes and nondisclosure agreements, to maintain and protect proprietary aspects of our products and technologies. We require our employees, consultants and certain contractors to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require our employees and consultants to disclose and assign to us inventions conceived during the term of their employment or engagement while using our property or which relate to our business.

From time to time, we may become involved in legal proceedings relating to intellectual property arising in the ordinary course of our business, including oppositions to our applications for trademarks or patents, challenges to the validity of our intellectual property rights, and claims of intellectual property infringement. We are not presently a party to any such legal proceedings that, in the opinion of our management, would individually or taken together have a material adverse effect on our business, financial condition, results of operations or cash flows.

Seasonality

Visit volumes typically follow the annual flu season, rising during quarter four and quarter one and falling in the summer months. While we sell to and implement our solutions to clients year-round, we experience some seasonality in terms of when we enter into agreements with our clients and when we launch our solutions to members. We typically enter into a higher percentage of agreements with new clients, as well as renewal agreements with existing clients, in the first and fourth quarters. Regardless of when the agreement is entered into, we can typically complete client implementation in an average of approximately three months.

Additional Information

Our website address is https://business.amwell.com. We make available free of charge at the Investors section of this website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we file or furnish such materials with the Securities and Exchange Commission, or

SEC. Information on, or accessible through, our website is not part of this Annual Report on Form 10-K or incorporated into reference any of our filings with the SEC, except where we expressly incorporate such information.

Other

To the extent required by Item 1 of Form 10-K, the information contained in Item 7 of this Annual Report is hereby incorporated by reference in this Item 1.

Item 1A. Risk Factors.

There are several risks related to our business and our ability to leverage our strengths that are described in further detail below. Among these important risks are the following:

- our history of losses and the risk we may not achieve profitability;

- our limited number of significant clients (including our largest client by revenue, Elevance Health, which accounted for 23%, 24% and 27% of our revenue for the years ended December 31, 2022, 2023 and 2024, respectively) and the risk that we may lose their business;

- weak growth and increased volatility in the digital care market;

- inability to adapt to rapid technological changes;

- increased competition from existing and potential new participants in the healthcare industry;

- our clients' acceptance of the Amwell Converge™ platform and our ability and the costs to further develop this platform;

- changes in healthcare laws, regulations or trends as well as our ability to operate in the heavily regulated healthcare industry;

- slower than expected growth in patient adoption of digital care and in platform usage by either clients or patients;

- the impact of seasonal viruses on our business or on our ability to forecast our business's financial outlook;

- inability to grow our base of affiliated and non-affiliated providers utilizing the Amwell Platform to a number sufficient to serve patient demand;

- our ability to comply with federal, state and foreign privacy regulations and the significant liability that could result from a cybersecurity breach or our failure to comply with such regulations; and

- holders of our Class A common stock have limited or no ability to influence corporate matters due to the multiple class structure of our common stock and the ownership of Class B common stock by Ido Schoenberg and Roy Schoenberg (the "Founders"), which will have the effect of concentrating voting control with our founders for the foreseeable future.

The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we do not currently deem material may also become important factors that adversely affect our business. If any of the events contemplated by the following discussion of risks should occur, our business, financial condition, results of operations and cash flows could suffer significantly. The following is a summary of all the material risks known to us.

Risks Related to Our Financial Position

We have a history of losses, which we expect to continue, and we may never achieve or sustain profitability.

We have incurred significant losses in each period since our inception. We incurred net losses of $212.6 million, $679.2 million and $272.1 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, we had an accumulated deficit of $1,965.9 million. These losses and accumulated deficit reflect the substantial investments we made to acquire new clients and develop our enterprise platform and software as a service. We intend to continue scaling our business to increase our client, patient, member and provider bases, broaden the scope of services we offer, invest in research and development and expand the applications of our technology through which consumers can access our services. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. In addition, we have undertaken and intend to continue to undertake cost-reduction efforts, such as headcount reductions and footprint optimization. These efforts may not provide the benefits that we expect, and we may be unable to recover the upfront costs associated with such efforts. We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain or increase profitability. Our prior losses, combined with our expected future losses, have had and will continue to have an adverse effect on our stockholders' equity and working capital.

A significant portion of our revenue comes from a limited number of clients and we may be unable to retain our key clients.

We rely on a limited number of clients for a substantial portion of our total revenue. For the years ended December 31, 2024, 2023 and 2022, our largest client, Elevance, accounted for 27%, 24% and 23% of our revenue, respectively. For the years ended December 31, 2024, 2023 and 2022, our top ten clients by revenue accounted for 58%, 51% and 47% of our total revenue, respectively. The loss of any of our key clients, or a failure of some of them to renew or expand their subscriptions, could have a significant impact on our revenue. Our clients may choose to cancel, not renew or otherwise limit their use of our offerings for a variety of reasons described in this "Risk Factors" section, including mergers and acquisitions involving our clients. Further, as we rely on our reputation and recommendations from key clients in order to promote our solution to potential new clients, the loss of any of our key clients could adversely affect our reputation and our ability to obtain new clients.

We may need additional capital to support the growth of our business, which may not be available to us on acceptable terms or at all.

Our operations have consumed substantial amounts of cash since inception, and we intend to continue scaling our business to increase our client, patient, member and provider bases, broaden the scope of services we offer, invest in research and development and expand the applications of our technology through which consumers can access our services. For the years ended December 31, 2024, 2023 and 2022, our net cash used in operating activities was $127.3 million, $148.3 million and $192.3 million respectively. As of December 31, 2024, we had $228.3 million of cash, cash equivalents and short-term investments, which are held for working capital purposes.

Our future capital requirements may be significantly different from our current estimates and will depend on many factors, including our growth rate, subscription renewal activity, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new or enhanced services, the continuing market acceptance of digital care and the effectiveness of our cost-reduction efforts. Accordingly, we may need to engage in equity or debt financings or collaborative arrangements to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing secured by us in the future could require us to dedicate a substantial amount of cash for interest payments and involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital, operate our business and pursue business opportunities, including potential acquisitions. In addition, during times of economic instability, it has been difficult for many companies to obtain financing in the public markets or to obtain debt financing, and we may not be able to obtain additional financing on commercially reasonable terms or at times that we require such financing, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, it could have a material adverse effect on our business, financial condition and results of operations.

We have incurred and may in the future incur non-cash impairment charges.

If in the future there is a sustained decline in our stock price, adverse changes in our projected cash flows, and/or changes in key assumptions, including but not limited to lower revenue growth, lower operating margin, and/or a lower terminal growth rate, we may be required conduct additional impairment testing of our other intangibles and/or long-lived assets and subsequently record additional non-cash impairment charge. Such a non-cash charge would likely have a material adverse effect on our consolidated statements of operations and balance sheets in the reporting period of the charge. For additional information, see Part II, Item 7: Management's Discussion & Analysis of Financial Condition and Results of Operations under the sub-heading "Critical Accounting Policies and Estimates— Intangible Assets."

Risks Related to Our Business and Industry

The digital care market is still developing and volatile and may develop slower than we expect and be subject to negative publicity.

The digital care market is relatively new and unproven, and it is uncertain whether it will achieve and sustain high levels of demand, consumer acceptance and market adoption. Our success will depend to a substantial extent on the willingness of our clients' members or patients to use, and to increase the frequency and extent of their utilization of, our services, as well as on our ability to demonstrate the value of digital care to employers, health plans, government agencies and other purchasers of healthcare for beneficiaries. Negative publicity concerning our services or the digital care market as a whole could limit market acceptance of our services. For example, there has been and continue to be substantial media

coverage in the U.S. surrounding mental health and virtual health services, including the virtual prescription of mental health prescription drugs. Such negative publicity could adversely affect the digital care market and our business. Similarly, individual and healthcare industry concerns or negative publicity regarding patient confidentiality and privacy in the context of digital care could limit market acceptance of our healthcare services. If our clients, or their members or patients, do not perceive the benefits of our services, or if our services are not competitive, then our market may not develop at all, or it may develop more slowly than we expect. If any of these events occurs, it could have a material adverse effect on our business, financial condition or results of operations.

Rapid technological change in our industry presents us with significant risks and challenges.

The digital care market is characterized by rapid technological change, changing consumer requirements, short product lifecycles and evolving industry standards. Our success will depend on our ability to enhance our solution with next-generation technologies and to develop or to acquire and market new services to access new consumer populations. There is no guarantee that we will possess the resources, either financial or personnel, for the research, design and development of new applications or services, or that we will be able to utilize these resources successfully and avoid technological or market obsolescence. Further, there can be no assurance that technological advances by one or more of our competitors or future competitors will not result in our present or future software-based products and services becoming uncompetitive or obsolete.

We operate in a competitive industry and may not able to compete effectively.

The digital care market is competitive and we expect it to attract increased competition, which could make it difficult for us to succeed. We currently face competition in the digital care delivery market from a range of companies, including specialized software and solution providers that offer similar solutions, often at substantially lower prices, and that are continuing to develop additional products and becoming more sophisticated and effective. Our competitors in the digital care delivery market range from traditional digital care players such as Teladoc, Included Health and MDLive; video communications players such as Zoom or Microsoft Teams; physician networks or tools such as Doximity and Caregility; technology companies such as Amazon; and EHR players (which are also partners) such as Epic, Cerner, Allscripts and athenahealth. Competition could result in continued pricing pressures, which is likely to lead to price declines in certain product segments, which could negatively impact our sales, profitability and market share.

Some of our competitors may have greater name recognition, longer operating histories and significantly greater resources than we do. Further, our current or potential competitors may be acquired by third parties with greater available resources. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or client requirements and may have the ability to initiate or withstand substantial price competition. In addition, current and potential competitors have established, and may in the future establish, cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. Accordingly, new competitors or alliances may emerge that have greater market share, a larger client base, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources and larger sales forces than we have, which could put us at a competitive disadvantage.

Our competitors could also be better positioned to serve certain segments of the digital care market, which could create additional price pressure. In addition, many healthcare provider organizations are consolidating to create integrated healthcare delivery systems with greater market power. As provider networks and managed care organizations consolidate, thus decreasing the number of market participants, competition to provide products and services like ours could become more intense, and the importance of establishing and maintaining relationships with key industry participants could increase. These industry participants may try to use their market power to negotiate price reductions for our products and services. In light of these factors, even if our solution is more effective than those of our competitors, current or potential clients may accept competitive solutions in lieu of purchasing our solution. If we are unable to successfully compete in the digital care market, our business, financial condition and results of operations could be materially adversely affected.

Healthcare reform legislation and other changes in the healthcare industry and in healthcare spending could adversely affect our business, financial condition and results of operations.

Our revenue is dependent on the healthcare industry and could be affected by changes in healthcare spending, reimbursement and policy. The healthcare industry is subject to changing political, regulatory and other influences. There is significant interest in promoting healthcare reforms, and it is likely that federal and state legislatures within the United States and the governments of other countries will continue to consider changes to existing healthcare legislation. For example, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce

healthcare costs, including the Budget Control Act (which, subject to certain sequestration periods, imposed 2% reductions in Medicare payments to providers per fiscal year) and the American Taxpayer Relief Act (which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years). Further, healthcare reform legislation that affect Medicare spending and funding, such as Medicare payment for performance initiatives for physicians under the Medicare Access and CHIP Reauthorization Act, could materially adversely affect client demand and affordability for our products and, accordingly, the results of our financial operations. In addition, payers such as government and private insurance providers are also increasingly seeking to reduce healthcare costs, as demonstrated by the trend toward managed healthcare in the United States, which could reduce demand and prices for our services.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments and other third party payers will pay for healthcare products and services, which could adversely affect our business, financial condition and results of operations.

If growth in the number of individuals covered by our health systems and health plans decreases, or the number of products or services that we are able to sell to our clients decreases due to legal, economic or business developments, our revenue will likely decrease.

We currently generate most of our revenues from clients who purchase access to our enterprise platform. These contracts generally have stated initial terms of three years. Most of our clients have no obligation to renew their subscriptions for our solution after the initial term expires. In addition, our clients may negotiate terms less advantageous to us upon renewal, which may reduce our revenue from these clients. Our future results of operations depend, in part, on our ability to expand into new clinical specialties and across care settings and use cases. If our clients fail to renew their contracts, renew their contracts upon less favorable terms or at lower fee levels or fail to purchase new products and services from us, our revenue may decline, or our future revenue growth may be constrained.

Additional factors that could affect our ability to sell products and services include, but are not limited to:

- failure of our clients to be successful offering our products;

- changes in the nature or operations of our clients;

- price, performance and functionality of our solution;

- our development and introduction of additional or improved solutions and our clients' acceptance of such solutions;

- availability, price, performance and functionality of competing solutions;

- our ability to develop and sell complementary products and services;

- stability, performance and security of our hosting infrastructure and hosting services;

- changes in healthcare laws, regulations or trends; and

- the business environment of our clients and, in particular, headcount reductions by our clients.

In addition, our marketing efforts depend significantly on our ability to call upon our current clients to provide positive references to new, potential clients. Given our limited number of long-term clients, the loss or dissatisfaction of any client could substantially harm our brand and reputation, inhibit widespread adoption of our solution and impair our ability to attract new clients and maintain existing clients. Any of these consequences could lower retention rate and have a material adverse effect on our business, financial condition and results of operations.

A decline in the prevalence of employer-sponsored healthcare or the emergence of new technologies may render our digital care solution obsolete or require us to expend significant resources in order to remain competitive.

The U.S. healthcare industry is massive, with a number of large market participants with conflicting agendas, and it is subject to significant government regulation and is currently undergoing significant change. Changes in our industry, for example, such as the emergence of new technologies as more competitors enter our market, could result in our digital care solution being less desirable or relevant.

Some experts have predicted that future healthcare reform will encourage employer-sponsored health insurance to become significantly less prevalent as employees migrate to obtaining their own insurance over the state-sponsored insurance marketplaces. Were this to occur, there is no guarantee that we would be able to compensate for the loss in revenue from employers by increasing sales of our solution to health insurance companies or to individuals or government agencies. In such a case, our results of operations would be adversely affected.

If healthcare benefits trends shift or entirely new technologies are developed that replace existing solutions, our existing or future solutions could be rendered obsolete and our business could be adversely affected. In addition, we may experience difficulties with industry standards, design or marketing that could delay or prevent our development, introduction or implementation of new applications and enhancements.

Our new digital care offerings may not be adopted by our clients and we may fail to innovate and develop new software offerings that are adopted by our clients.

To date, we have historically derived a substantial majority of our revenue from clients who pay for access to our enterprise platform and software as a service. Our long-term results of operations and continued growth will depend on our ability to successfully develop and market new digital care products and services that our clients want and are willing to purchase. In addition, we have invested significant resources in research and development to enhance our existing solution and introduce new high-quality digital care products and services, such as our Amwell Converge™ platform, and intend to continue to invest resources to enhance our existing solution and introduce new products and services. If existing clients are not willing to make additional payments for such new applications, or if new clients and their members and patients do not value such new applications, it could have a material adverse effect on our business, financial condition and results of operations. If we are unable to predict user preferences or if our industry changes, or if we are unable to modify our solution and services on a timely basis, we may lose clients. Our results of operations would also suffer if our innovations are not responsive to the needs of our clients, appropriately timed with market opportunity or effectively brought to market.

If we fail to develop widespread brand awareness cost-effectively, our business may suffer.

We believe that developing and maintaining widespread awareness of our brand in a cost-effective manner is critical to achieving widespread adoption of our solution and attracting new clients. Our brand promotion activities may not generate client awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in doing so, we may fail to attract or retain clients necessary to realize a sufficient return on our brand-building efforts or to achieve the widespread brand awareness that is critical for broad client adoption of our solution.

If AMG providers or experts or American Well Corporation experts are characterized as employees, AMG and American Well Corporation, as applicable, would be subject to employment and withholding liabilities.

AMG and American Well Corporation structure their relationships with the majority of their respective providers and experts in a manner that we believe results in an independent contractor relationship, not an employee relationship. An independent contractor is generally distinguished from an employee by his or her degree of autonomy and independence in providing services. A high degree of autonomy and independence is generally indicative of a contractor relationship, while a high degree of control is generally indicative of an employment relationship. Although we believe that AMG providers and experts and American Well Corporation experts are properly characterized as independent contractors, tax or other regulatory authorities may in the future challenge our characterization of these relationships. If such regulatory authorities or state, federal or foreign courts were to determine that AMG providers or experts or American Well Corporation experts are employees, and not independent contractors, AMG or American Well Corporation, as applicable, would be required to withhold income taxes, to withhold and pay social security, Medicare and similar taxes and to pay unemployment and other related payroll taxes. AMG or American Well Corporation, as applicable, would also be liable for unpaid past taxes and subject to penalties. As a result, any determination that AMG providers or experts and/or American Well experts are employees could have a material adverse effect on our business, financial condition and results of operations.

Our business could be adversely affected by health epidemics, pandemics and other public health emergencies.

Health epidemics, pandemics and other public health emergencies could cause disruptions and severely impact our business, including, but not limited to: negatively impacting our clients' business, as well as loss of employment, resulting in difficulty collecting accounts receivable and/or fewer fees generated; negatively impacting our ability to facilitate the provision of our services to health system, health plan or innovator clients due to unpredictable demand; creating regulatory

uncertainty if certain restrictions on reimbursement or the practice of medicine across state lines are reintroduced in the future; and harming our business, results of operations and financial condition. In addition, any such health epidemics, pandemics and other public health emergencies could heighten many of the other risks identified elsewhere in this "Risk Factors" section.

Our senior management team and workforce are crucial for executing our business strategy.

Our success and execution of our business strategy depends heavily upon our ability to attract and retain key members of senior management and a skilled workforce generally. The members of senior management are at-will employees and therefore they may terminate employment with us at any time with no advance notice. Changes in our management team resulting from the hiring or departure of executives could disrupt our business and involve significant time and costs and may significantly delay or prevent the achievement of our business objectives. Our business would also be adversely affected if we fail to adequately plan for succession of our executives and senior management. While we have succession plans in place and we have employment arrangements with a limited number of key executives, these do not guarantee that the services of these or suitable successor executives will continue to be available to us. In addition to our management team, our products and services and our operations require a large number of highly skilled employees who we must successfully engage and inspire to be open to change, to innovate and to maintain member- and client-focus when delivering our services. In addition, as we expand internationally, we face the challenge of recruiting, integrating, educating, managing, retaining and developing a more culturally varied workforce.

Competition is intense for qualified professionals. We may not be successful in continuing to attract and retain qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled personnel with appropriate qualifications. The pool of qualified personnel with experience working in the healthcare market is limited overall. In addition, many of the companies with which we compete for experienced personnel have greater resources than we have.

In making employment decisions, particularly in high-technology industries, qualified personnel often consider the value of the stock options or other equity instruments they are to receive in connection with their employment. Volatility in the price of our stock may, therefore, adversely affect our ability to attract or retain highly skilled personnel. Further, the requirement to expense stock options and other equity instruments may discourage us from granting the size or type of stock option or equity awards that qualified personnel require to join or stay with our company. Failure to attract new personnel or failure to retain and motivate our current personnel, could have a material adverse effect on our business, financial condition and results of operations.

Our growth depends in part on the success of our strategic relationships with third parties.

In order to grow our business, we anticipate that we will continue to depend on our relationships with third parties, including our partner organizations and technology and content providers. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to, or utilization of, our products and services. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of our current and potential clients, as our partners may no longer facilitate the adoption of our applications by potential clients. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our results of operations may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased client use of our applications or increased revenue.

Our digital care strategy depends on the ability of our affiliated medical group to maintain and expand its network of skilled qualified providers. If it is unable to do so, our future growth would be limited and our business, financial condition and results of operations would be harmed.

Our success is dependent upon our affiliated medical group, AMG, and its continued ability to maintain a network of highly trained and qualified digital care providers. If AMG is unable to recruit and retain board-certified physicians and other healthcare professionals, it would have a material adverse effect on our business and ability to grow and would adversely affect our results of operations. In any particular market, providers could demand higher payments or take other actions that could result in higher medical costs, less attractive service for our clients or difficulty meeting regulatory or accreditation requirements. The ability to develop and maintain satisfactory relationships with providers also may be negatively impacted by other factors not associated with us, such as changes in Medicare and/or Medicaid reimbursement levels, state physician licensing laws and standard of care requirements, and other pressures on healthcare providers and consolidation activity

among hospitals, physician groups and healthcare providers. The failure of AMG to maintain or to secure new cost-effective provider contracts may result in a loss of or inability to grow our consumer base, higher costs, healthcare provider network disruptions, less attractive clinical services for our clients and/or difficulty in meeting regulatory or accreditation requirements, any of which could have a material adverse effect on our business, financial condition and results of operations.

We may not grow at the rates we historically have achieved or at all, even if our key metrics may indicate growth.

Our future growth will depend, in part, on our ability to grow our revenue from existing clients, to complete sales to potential future clients, to expand our client, patient and member bases, to develop new products and services and to expand internationally. We can provide no assurances that we will be successful in executing on these growth strategies or that, even if our key metrics would indicate future growth, we will continue to grow our revenue or to generate net income. Our ability to execute on our existing sales pipeline, create additional sales pipelines, and expand our client base depends on, among other things, the attractiveness of our services relative to those offered by our competitors, our ability to demonstrate the value of our existing and future services, and our ability to attract and retain a sufficient number of qualified sales and marketing leadership and support personnel. In addition, our existing clients may be slower to adopt our services than we currently anticipate, which could adversely affect our results of operations and growth prospects.

We may be unable to successfully execute on our growth initiatives, business strategies or operating plans.

We are continually executing a number of growth initiatives, strategies and operating plans designed to enhance our business. The anticipated benefits from these efforts are based on several assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all of the benefits, including growth targets and cost savings, that we expect to achieve or it may be more costly to do so than we anticipate. A variety of risks could cause us not to realize some or all of the expected benefits. These risks include, among others, delays in the anticipated timing of activities related to such growth initiatives, strategies and operating plans, increased difficulty and cost in implementing these efforts, including difficulties in complying with new regulatory requirements and the incurrence of other unexpected costs associated with operating the business. Moreover, our continued implementation of these programs may disrupt our operations and performance. As a result, we cannot assure you that we will realize these benefits. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, our business, financial condition and results of operations may be materially adversely affected.

We may not be able to quickly scale our capabilities when needed.

At times, we may be required to quickly scale our capabilities, such as in response to unexpected shifts in demand for digital care, to implement our solution satisfactorily with respect to both large and demanding clients, who currently constitute the substantial majority of our client base. Large clients often require specific features or functions unique to their consumer base, which, at a time of significant growth or during periods of high demand, may strain our implementation capacity and hinder our ability to successfully implement our solution to our clients in a timely manner. If we are unable to address the needs of our clients or consumers, or our clients or consumers are unsatisfied with the quality of our solution or services, they may not renew their contracts, seek to cancel or terminate their relationship with us or renew on less favorable terms, any of which could cause our annual net dollar retention rate to decrease.

The estimates of market opportunity and forecasts of market growth included in this Annual Report may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this Annual Report relating to the size and expected growth of the digital care market may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all.

Our quarterly results may fluctuate significantly.

Our quarterly results of operations, including our revenue, net loss and cash flows, has varied and may vary significantly in the future, and period-to-period comparisons of our results of operations may not be meaningful. Accordingly, our quarterly results should not be relied upon as an indication of future performance. Our quarterly financial

results may fluctuate as a result of a variety of factors, many of which are outside of our control, including, without limitation, the following:

- the addition or loss of large clients, including through acquisitions or consolidations of such clients;

- seasonal and other variations in the timing of the sales of our services;

- historically, a significantly higher proportion of our clients' members and patients use our services during peak cold and flu season months, the future impact of seasonal viruses is unknown as there could be additional surges and demand on digital care visits;

- the timing of recognition of revenue, including possible delays in the recognition of revenue due to sometimes unpredictable implementation timelines;

- the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

- our ability to effectively manage the size and composition of our proprietary network of healthcare professionals relative to the level of demand for services from our clients' members and patients;

- the timing and success of introductions of new products and services by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, clients or strategic partners;

- client renewal rates and the timing and terms of client renewals;

- the mix of products and services sold during a period; and

- the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies.

Most of our revenue in any given quarter is derived from contracts entered into with our clients during previous quarters. Consequently, a decline in new or renewed contracts in any one quarter may not be fully reflected in our revenue for that quarter. Such declines, however, would negatively affect our revenue in future periods and the effect of significant downturns in sales of and market demand for our solution, and potential changes in our rate of renewals or renewal terms, may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our total revenue through additional sales in any period, as revenue from new clients must be recognized over the applicable term of the contract. Accordingly, the effect of changes in the industry impacting our business or changes we experience in our new sales may not be reflected in our short-term results of operations. Any fluctuation in our quarterly results may not accurately reflect the underlying performance of our business and could cause a decline in the trading price of our Class A common stock.

We incur significant upfront costs in our client relationships, and if we are unable to maintain and grow these client relationships over time, we are likely to fail to recover these costs.

Our business model depends heavily on achieving economies of scale because our initial upfront investment is costly and the associated revenue is recognized on a ratable basis. We devote significant resources to establish relationships with our clients and implement our solution and related services. This is particularly so in the case of large enterprises that, to date, have comprised a substantial majority of our client base. Accordingly, our results of operations will depend in substantial part on our ability to deliver a successful experience for clients, as well as their members and patients, and persuade our clients to maintain and grow their relationship with us over time. Additionally, as our business is growing significantly, our client acquisition costs could outpace our build-up of recurring revenue, and we may be unable to reduce our total operating costs enough to achieve profitability, or if achieved, to maintain it. If we fail to achieve appropriate economies of scale or if we fail to manage or anticipate the evolution and in future periods, demand, of the access fee model, our business, financial condition and results of operations could be materially adversely affected.

Our sales cycle can be long and unpredictable and requires considerable time and expense, which may cause our results of operations to fluctuate.

The sales cycle for our solution from initial contact with a potential lead to contract execution and completion, varies widely by client, ranging from a few months to a year. Some of our clients undertake a significant and prolonged evaluation process, including to determine whether our services meet their unique healthcare needs, which frequently involves

evaluation of not only our solution but also an evaluation of those of our competitors, which has in the past resulted in extended sales cycles. Our sales efforts involve educating our clients about the use, technical capabilities and potential benefits of our solution. Moreover, our large enterprise clients often begin to deploy our solution on a limited basis, which increases our upfront investment in the sales effort with no guarantee that these clients will deploy our solution widely enough across their organization to justify our substantial upfront investment. The implementation of large and complex contracts requires us to devote a sufficient amount of personnel, systems, equipment, technology and other resources as are necessary to ensure a timely and successful implementation. It is possible that in the future we may experience even longer sales cycles, more complex client needs, higher upfront sales costs and less predictability in completing some of our sales as we continue to expand our direct sales force, expand into new territories and market additional software-based products and services. If our sales cycle lengthens or our substantial upfront sales and implementation investments do not result in sufficient sales to justify our investments, it could have a material adverse effect on our business, financial condition and results of operations.

Economic uncertainties or downturns in the general economy or the industries in which our clients operate could disproportionately affect the demand for our solution and negatively impact our results of operations.

General worldwide economic conditions have experienced significant downturns during the last ten years, and market volatility and uncertainty remain widespread, making it potentially very difficult for our clients and us to accurately forecast and plan future business activities. During challenging economic times, our clients may have difficulty gaining timely access to sufficient credit or obtaining credit on reasonable terms, which could impair their ability to make timely payments to us and adversely affect our revenue. If that were to occur, our financial results could be harmed. Further, challenging economic conditions may impair the ability of our clients to pay for the software-based products and services they already have purchased from us and, as a result, our write-offs of accounts receivable could increase. We cannot predict the timing, strength or duration of any economic slowdown or recovery. If the condition of the general economy or markets in which we operate worsens, our business could be harmed.

With respect to our international operations, we face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or that are more significant than in our domestic operations.

With respect to our international operations, we face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or that are more significant than in our domestic operations. These risks vary widely by country and include varying regional and geopolitical business conditions and demands, government intervention and censorship, discriminatory regulation, nationalization or expropriation of assets and pricing constraints. Our international products need to meet country-specific client and member preferences as well as country-specific legal requirements, including those related to licensing, privacy, data storage, location, protection and security. We have offices in the United States, Ireland and Israel and clients in Israel and throughout Europe and Australia.

Additionally, certain international geopolitical conflicts, such as between Russia and Ukraine and Israel-Hamas, may create additional risks for our business. For example, we have certain employees, including our CEO, as well as engineering contractors who are located in these regions. The conflicts in those regions and our exposure to it may heighten many other risks disclosed in this "Risk Factors" section, any of which could materially and adversely affect our business and results of operations. Such risks include, but are not limited to, adverse macroeconomic conditions; increased exposure to cyber-attacks; risks to the contractors that we use in the region; constraints or disruption in the capital markets and our sources of liquidity; and a potential inability to service certain contractual obligations if our contractors in the region are otherwise unable to perform.

Our international operations require us to overcome logistical and other challenges based on differing languages, cultures, legal and regulatory schemes and time zones. Our international operations encounter labor laws, customs and employee relationships that can be difficult, less flexible than in our domestic operations and expensive to modify or terminate. In some countries we are required to, or choose to, operate with local business partners, which requires us to manage our partner relationships and may reduce our operational flexibility and ability to quickly respond to business challenges.

Our international operations are subject to particular risks in addition to those faced by our domestic operations, including:

- the need to localize and adapt our solution for specific countries, including translation into foreign languages and associated expenses;

- potential loss of proprietary information due to misappropriation or laws that may be less protective of our intellectual property rights than U.S. laws or that may not be adequately enforced;

- requirements of foreign laws and other governmental controls, including cross-border compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, healthcare, tax, privacy and data protection laws and regulations;

- data privacy laws that require that client data be stored and processed in a designated territory;

- new and different sources of competition and laws and business practices favoring local competitors;

- local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the U.S. Foreign Corrupt Practices Act of 1977 ("FCPA") and other anti-corruption laws and regulations;

- changes to economic sanctions laws and regulations;

- central bank and other restrictions on our ability to repatriate cash from international subsidiaries;

- adverse tax consequences;

- fluctuations in currency exchange rates, economic instability and inflationary conditions, which could make our solution more expensive or increase our costs of doing business in certain countries;

- limitations on future growth or inability to maintain current levels of revenues from international sales if we do not invest sufficiently in our international operations;

- different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;

- difficulties in staffing, managing and operating our international operations, including difficulties related to administering our stock plans in some foreign countries and increased financial accounting and reporting requirements and complexities;

- difficulties in coordinating the activities of our geographically dispersed operations; and

- political unrest, war, terrorism or regional natural disasters, particularly in areas in which we have facilities.

Our overall success in international markets depends, in part, on our ability to anticipate and effectively manage these risks and there can be no assurance that we will be able to do so without incurring unexpected costs. If we are not able to manage the risks related to our international operations, our business, financial condition and results of operations may be materially adversely affected.

Risks Related to Information Technology

We rely on data center providers, Internet infrastructure, bandwidth providers, third-party computer hardware and software, other third parties and our own systems for providing services to our clients and consumers, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with clients, adversely affecting our brand and our business.

We serve all of our U.S. based clients and consumers from two geographically dispersed data centers. While we control and have access to our servers, we do not control the operation of these facilities. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so. Problems faced by our third-party data center locations with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their clients, including us, could adversely affect the experience of our clients and consumers. Our third-party data center operators could decide to close their facilities without adequate notice. In

addition, any financial difficulties, such as bankruptcy faced by our third-party data centers operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict.

Additionally, if our data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. For example, a rapid expansion of our business could affect the service levels at our data centers or cause such data centers and systems to fail. Any changes in third-party service levels at our data centers or any disruptions or other performance problems with our solution could adversely affect our reputation and may damage our clients and consumers' stored files or result in lengthy interruptions in our services. Interruptions in our services may reduce our revenue, cause us to issue refunds to clients for prepaid and unused subscriptions, as well as penalties related to service level credits and uptime, subject us to potential liability or adversely affect client renewal rates.

In addition, our ability to deliver our Internet-based services depends on the development and maintenance of the infrastructure of the Internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity and security. Our services are designed to operate without interruption in accordance with our service level commitments. However, we have experienced, including during the period immediately following the beginning of the COVID-19 pandemic, and expect that we may experience in the future, interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with clients and consumers. To operate without interruption, both we and our service providers must guard against:

- damage from fire, power loss, natural disasters and other force majeure events outside our control;

- communications failures;

- software and hardware errors, failures and crashes;

- security breaches, computer viruses, hacking, denial-of-service attacks and similar disruptive problems; and

- other potential interruptions.

We also rely on computer hardware purchased and software licensed from third parties in order to offer our services. These licenses are generally commercially available on varying terms. However, it is possible that this hardware and software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available from third parties, is identified, obtained and integrated.

We exercise limited control over third-party vendors, which increases our vulnerability to problems with technology and information services they provide. Interruptions in our network access and services may in connection with third-party technology and information services reduce our revenue, cause us to issue refunds to clients, subject us to potential liability or adversely affect client renewal rates. Although we maintain a security and privacy damages insurance policy, the coverage under our policies may not be adequate to compensate us for all losses that may occur related to the services provided by our third-party vendors. In addition, we may not be able to continue to obtain adequate insurance coverage at an acceptable cost, if at all.

Our ability to rely on these services of third-party vendors could be impaired as a result of the failure of such providers to comply with applicable laws, regulations and contractual covenants, or as a result of events affecting such providers, such as power loss, telecommunication failures, software or hardware errors, computer viruses, cyber incidents and similar disruptive problems, fire, flood and natural disasters. Any such failure or event could adversely affect our relationships with our clients and damage our reputation. This could materially and adversely impact our business, financial condition and operating results.

If our or our vendors' security measures fail or are breached and unauthorized access to a client's data or information systems is obtained, our services may be perceived as insecure, we may incur significant liabilities, our reputation may be harmed, and we could lose sales and clients.

Our services involve the storage and transmission of clients' and our consumers' proprietary information, sensitive or confidential data, including valuable intellectual property and personal information of employees, clients, consumers and others, as well as the protected health information ("PHI"), of our consumers. We are subject to laws and regulations relating to the collection, use, retention, security and transfer of this information. Because of the extreme sensitivity of the

information we store and transmit, the security features of our and our third-party vendors' computer, network, and communications systems infrastructure are critical to the success of our business. A breach or failure of our or our third-party vendors' network, hosted service providers or vendor systems could result from a variety of circumstances and events, including third-party action, employee negligence or error, malfeasance, computer viruses, ransomware, cyber-attacks by computer hackers such as denial-of-service and phishing attacks, failures during the process of upgrading or replacing software and databases, power outages, hardware failures, telecommunication failures, user errors, or catastrophic events. Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. Hackers and data thieves are increasingly sophisticated and operating large-scale and complex automated attacks, including on companies within the healthcare industry. As cyber threats continue to evolve, we may be required to expend additional resources to further enhance our information security measures and/or to investigate and remediate any information security vulnerabilities. If our or our third-party vendors' security measures fail or are breached, it could result in unauthorized persons accessing sensitive patient or member data (including PHI), a loss of or damage to our data, an inability to access data sources, or process data or provide our services to our clients. Such failures or breaches of our or our third-party vendors' security measures, or our or our third-party vendors' inability to effectively resolve such failures or breaches in a timely manner, could severely damage our reputation, adversely affect client, patient, member or investor confidence in us, and reduce the demand for our services from existing and potential clients. In addition, we could face litigation, damages for contract breach, monetary penalties, or regulatory actions for violation of applicable laws or regulations, and incur significant costs for remedial measures to prevent future occurrences and mitigate past violations. Although we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident. Additionally, we cannot be certain that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.

Data privacy is also subject to frequently changing laws, rules, regulations and standards in the various jurisdictions in which we operate. Such initiatives around the country could increase the cost of developing, implementing or securing our servers and require us to allocate more resources to improved technologies, adding to our IT and compliance costs. Our Board is briefed periodically on cybersecurity and risk management issues by our Chief Information Officer and General Counsel and we have implemented a number of processes to avoid cyber threats and to protect privacy. However, the processes we have implemented in connection with such initiatives may be insufficient to prevent or detect improper access to confidential, proprietary or sensitive data, including personal data. In addition, the competition for talent in the data privacy and cybersecurity space is intense, and we may be unable to hire, develop or retain suitable talent capable of adequately detecting, mitigating or remediating these risks. Our failure to adhere to, or successfully implement processes in response to, changing legal or regulatory requirements in this area could result in legal liability or damage to our reputation in the marketplace.

Should an attacker gain access to our network, including by way of example, using compromised credentials of an authorized user, we are at risk that the attacker might successfully leverage that access to compromise additional systems and data. Certain measures that could increase the security of our systems, such as data encryption (including data at rest encryption), heightened monitoring and logging, scanning for source code errors or deployment of multi-factor authentication, take significant time and resources to deploy broadly, and such measures may not be deployed in a timely manner or be effective against an attack. As cybersecurity threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. The inability to implement, maintain and upgrade adequate safeguards could have a material adverse effect on our business.

Our information systems must be continually updated, patched and upgraded to protect against known vulnerabilities. The volume of new vulnerabilities has increased markedly, as has the criticality of patches and other remedial measures. The ongoing conflict in Russia and the Ukraine may also result in heightened cybersecurity risk across our networks and platforms. In addition to remediating newly identified vulnerabilities, previously identified vulnerabilities must also be continuously addressed. Accordingly, we are at risk that cyber-attackers exploit these known vulnerabilities before they have been addressed. Due to the large number of systems and platforms that we operate, the increased frequency at which vendors are issuing security patches to their products, the need to test patches and, in some cases coordinate with clients and vendors, before they can be deployed, we continuously face the substantial risk that we cannot deploy patches in a timely manner. We are also dependent on third-party vendors to keep their systems patched and secure in order to protect our information systems and data. Any failure related to these activities and any breach of our information systems could result in significant liability and/or have a material adverse effect on our business, reputation and financial condition.

Our proprietary software may not operate properly, which could damage our reputation, give rise to claims against us or divert application of our resources from other purposes.

Our enterprise platform and software as a service provides our consumers and providers with the ability to, among other things, register for our services; complete, view and edit medical history; request a visit (either scheduled or on demand); and conduct a visit (via video or phone). Proprietary software development is time-consuming, expensive and complex, and may involve unforeseen difficulties. We encounter technical obstacles from time to time, and it is possible that we may discover additional problems that prevent our proprietary applications from operating properly. If our solution does not function reliably or fails to achieve client expectations in terms of performance, clients could assert liability claims against us or attempt to cancel their contracts with us. This could damage our reputation and impair our ability to attract or maintain clients.

Moreover, data services are complex and those we offer have in the past contained, and may in the future develop or contain, undetected defects or errors. Material performance problems, defects or errors in our existing or new software-based products and services may arise in the future and may result from interface of our solution with systems and data that we did not develop and the function of which is outside of our control or undetected in our testing. These defects and errors, and any failure by us to identify and address them, could result in loss of revenue or market share, diversion of development resources, harm to our reputation and increased service and maintenance costs. Defects or errors may discourage existing or potential clients from purchasing our solution from us. Correction of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors may be substantial and could have a material adverse effect on our business, financial condition and results of operations.

If we cannot implement our solution for clients or resolve any technical issues in a timely manner, we may lose clients and our reputation may be harmed.

Our clients utilize a variety of data formats, applications and information systems and our solution must support our clients' data formats and integrate with complex enterprise applications and information systems. If our enterprise platform and software as a service does not currently support a client's required data format or appropriately integrate with a client's applications and information systems, then we must configure our enterprise platform and software as a service to do so, which increases our expenses. Additionally, we do not control our clients' implementation schedules. As a result, if our clients do not allocate the internal resources necessary to meet their implementation responsibilities or if we face unanticipated implementation difficulties, the implementation may be delayed. If the client implementation process is not executed successfully or if execution is delayed, we could incur significant costs, clients could become dissatisfied and decide not to increase utilization of our solution or not to implement our solution beyond an initial term commitment or, in some cases, revenue recognition could be delayed. In addition, competitors with more efficient operating models with lower implementation costs could jeopardize our client relationships.

Our clients depend on our support services to resolve any technical issues relating to our solution and services, and we may be unable to respond quickly enough to accommodate short-term increases in member demand for support services, particularly as we increase the size of our client, member and patient bases. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. It is difficult to predict member demand for technical support services, and if member demand increases significantly, we may be unable to provide satisfactory support services to our consumers. Further, if we are unable to address consumers' needs in a timely fashion or further develop and enhance our solution, or if a client or member is not satisfied with the quality of work performed by us or with the technical support services rendered, then we could incur additional costs to address the situation or be required to issue credits or refunds for amounts related to unused services, and our profitability may be impaired and clients' dissatisfaction with our solution could damage our ability to expand the number of software-based products and services purchased by such clients. These clients may not renew their contracts, seek to terminate their relationship with us or renew on less favorable terms. Moreover, negative publicity related to our client relationships, regardless of its accuracy, may further damage our business by affecting our reputation or ability to compete for new business with current and prospective clients. If any of these were to occur, our revenue may decline and our business, financial condition and results of operations could be adversely affected.

We may be subject to claims for technology integration problems and warranties.

Our proprietary third party technology solutions, including integration with EHR providers, like Cerner and Epic, or mobile applications utilizing our SDK, are very complex and may contain design, coding or other errors, especially when first introduced. It is possible that providers may discover errors in our software after their introduction to the market. Our software is used not just for telehealth itself but also handling insurance eligibility, medical record access, payment. claims

submission, artificial intelligence based chat with patients and training patients on coping with behavioral health issues. Therefore, users of our software are less tolerant of errors than the market for other types of technologies generally. Our client agreements typically include warranties by the Company confirming the operation of our solution in accordance with specifications. If a software solution fails to meet these warranties or leads to faulty clinical decisions or injury to patients, it could constitute a material breach under the client agreement, allowing the client to terminate the agreement and possibly obtain a refund or damages or both; require us to incur additional expense in order to make the solution meet these criteria; or subject us to claims or litigation by our clients or clinicians or directly by the patient. Additionally, such failures could damage our reputation and could negatively affect future sales. Although we maintain liability insurance coverage, there can be no assurance that such coverage will cover any particular claim that has been brought or that may be brought in the future, that such coverage will prove to be adequate or that such coverage will continue to remain available on acceptable terms, if at all. A successful material claim or series of claims brought against us, if uninsured or under-insured, could materially harm our business, results of operations and financial condition.

Risks Related to Intellectual Property

Any failure to protect, enforce or defend our intellectual property rights could impair our ability to protect our technology and our brand.

Our success depends in part on our ability to maintain, protect and enforce our intellectual property and other proprietary rights. We rely upon a combination of patent, trademark and trade secret laws, as well as license and access agreements and other contractual provisions, to protect our patent portfolio as well as other intellectual property rights. These laws, procedures and agreements provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, diluted or misappropriated.

We attempt to protect our intellectual property and proprietary information by requiring our employees, consultants and certain of our contractors to execute confidentiality and assignment of inventions agreements. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. The assignment of intellectual property rights under these agreements may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. In addition, we may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures is difficult and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Additionally, if a competitor lawfully obtains or independently develops the technology we maintain as a trade secret, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

Despite our efforts to protect our trade secrets and proprietary technologies, third parties may gain access to our proprietary information. They may also develop and market solutions similar to ours or use trademarks similar to ours, each of which could materially harm our business. Unauthorized parties may also attempt to copy or obtain and use our technology to develop applications with the same functionality as our solutions, and policing unauthorized use of our technology and intellectual property rights is difficult and may not be effective. The failure to adequately protect our intellectual property and other proprietary rights could have a material adverse effect on our business, financial condition and results of operations.

In addition, we use open-source software in connection with our proprietary software and expect to continue to use open-source software in the future. Some open-source licenses require licensors to provide source code to licensees upon request, or prohibit licensors from charging a fee to licensees. While we try to insulate our proprietary code from the effects of such open-source license provisions, we cannot guarantee we will be successful. Accordingly, we may face claims from others claiming ownership of, or seeking to enforce the license terms applicable to such open-source software, including by demanding release of the open-source software, derivative works or our proprietary source code that was developed or distributed with such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open-source code change, we may be forced to re-engineer our software or incur additional costs. We cannot assure you that we have not incorporated open-source software into our proprietary software in a manner that may subject our proprietary software to an open-source license that requires disclosure, to clients or the public, of the source code to such proprietary software. Any such disclosure would have a negative effect on our business and the value of our proprietary software.

Third parties may challenge the validity of our patents and trademarks, or oppose our patent and trademark applications. We may not be able to obtain and enforce additional patents to protect our proprietary rights from use by potential competitors. Companies with other patents could require us to stop using or pay to use required technology.

Our commercial success depends in large part on our ability to obtain and maintain intellectual property protection through patents, trademarks, trade secrets and contracts in the United States and other countries with respect to our software and technology. If we do not adequately protect our intellectual property rights, competitors may be able to erode, negate or preempt any competitive advantage we may have, which could harm our business.

We rely on our trademarks, trade name and brand names to distinguish our products and services from the products and services of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand products or services, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands.

We have applied for, and intend to continue to apply for, patents relating to our software and technology. Such applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide adequate protection from competition. Furthermore, because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, patents issued to us have been found to be invalid in the past, and it is possible that patents issued or licensed to us may be challenged successfully and found to be invalid or unenforceable in the future. In that event, any competitive advantage that such patents might provide would be lost. If we are unable to secure or to continue to maintain patent coverage, our technology could become subject to competition from the sale of similar competing products.

Competitors may also be able to design around our patents. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. If these developments were to occur, we could face increased competition. In addition, filing, prosecuting, maintaining, defending and enforcing patents on our software and technology in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States.

From time to time, patents issued or licensed to us relating to our software and technology may be infringed by the products or processes of others. For example, we are aware of third parties that we believe are infringing certain of our owned patents related to our software and technology. The cost of enforcing patent rights against infringers, if such enforcement is required, could be significant and the time demands could interfere with our normal operations. Efforts to defend our intellectual property rights could incur significant costs and may or may not be resolved in our favor. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results. Regardless of the outcome, the cost and distraction associated with any such enforcement efforts could harm our business.

We could incur substantial costs as a result of any claim of infringement of another party's intellectual property rights.

In the future, we could become a party to additional, patent litigation and other infringement proceedings. The cost to us of any patent litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Some of our would-be competitors may sustain the costs of such litigation more effectively than we can because of their greater financial resources.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Companies in the Internet and technology industries are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights, and our competitors and other third parties may hold patents or have pending patent applications, which could be related to our business. These risks have been amplified by the increase in third parties, which we refer to as non-practicing entities, whose sole or primary business is to assert such claims. Regardless of the merits of any intellectual property litigation, we may be required to expend significant management time and financial resources on the defense of such claims, and any adverse outcome of any such claim or the above referenced review could have a material adverse effect on our business, financial condition or results of operations. We expect that we may receive in the future notices that claim we or our clients using our solution have misappropriated, misused or otherwise infringed other parties' intellectual property rights, particularly as the number of competitors in our market grows and the functionality of applications amongst competitors overlaps. Any future, litigation, whether or not successful, could be

extremely costly to defend, divert our management's time, attention and resources, damage our reputation and brand and substantially harm our business.

We employ individuals who were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

In addition, in most instances, we have agreed to indemnify our clients against certain third-party claims, which may include claims that our solution infringes the intellectual property rights of such third parties. Our business could be adversely affected by any significant disputes between us and our clients as to the applicability or scope of our indemnification obligations to them. The results of any intellectual property litigation to which we may become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

- cease offering or using technologies that incorporate the challenged intellectual property;

- make substantial payments for legal fees, settlement payments or other costs or damages;

- obtain a license, which may not be available on reasonable terms, to sell or use the relevant technology; or

- redesign technology to avoid infringement.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us or any obligation to indemnify our clients for such claims, such payments or costs could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Litigation and Liability

We may become subject to medical liability claims, which could cause us to incur significant expenses and may require us to pay significant damages if not covered by insurance.

Our business entails the risk of medical liability claims against AMG providers and us. Although we and AMG carry insurance covering medical malpractice claims in amounts that we believe are appropriate in light of the risks attendant to our business, successful medical liability claims could result in substantial damage awards that exceed the limits of our and AMG's insurance coverage. Recently, the provision of mental health services virtually has attracted widespread attention, and several other providers have received regulatory and litigation focus for inappropriate prescriptions of psychiatric medication. While we have not received such focus, any future focus on us could increase claims against us. AMG carries professional liability insurance for itself and each of its healthcare professionals, and we separately carry a professional liability insurance policy, which covers medical malpractice claims and covers our existing subsidiaries. In addition, professional liability insurance is expensive and insurance premiums may increase significantly in the future, particularly as we expand our services. As a result, adequate professional liability insurance may not be available to AMG providers or to us in the future at acceptable costs or at all.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our affiliated medical group from our operations, which could have a material adverse effect on our business, financial condition and results of operations. In addition, any claims may adversely affect our business or reputation.

We could experience losses or liability not covered by insurance.

Our business exposes us to risks that are inherent in the provision of digital care and access to remote, virtual healthcare. If clients or individuals assert liability claims against us, any ensuing litigation, regardless of outcome, could result in a substantial cost to us, divert management's attention from operations, and decrease market acceptance of our solution. We attempt to limit our liability to clients by contract; however, the limitations of liability set forth in the contracts may not be enforceable or may not otherwise protect us from liability for damages. Additionally, we may be subject to claims that are not explicitly covered by contract. We also maintain general liability coverage; however, this coverage may not continue to be available on acceptable terms, may not be available in sufficient amounts to cover one or more large claims

against us, and may include larger self-insured retentions or exclusions for certain products. In addition, the insurer might disclaim coverage as to any future claim. A successful claim not fully covered by our insurance could have a material adverse impact on our liquidity, financial condition, and results of operations.

Any future litigation against us could be costly and time-consuming to defend.

We may become subject, from time to time, to legal proceedings, payer audits, investigations, and claims that arise in the ordinary course of business such as claims brought by our clients in connection with commercial disputes or employment claims made by our current or former associates. Litigation and audits may result in substantial costs and may divert management's attention and resources, which may substantially harm our business, financial condition and results of operations. Insurance may not cover such claims, may not provide sufficient payments to cover all of the costs to resolve one or more such claims and may not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our earnings and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the market price of our stock.

Risks Related to Taxation

Recent changes in U.S. tax laws could adversely affect our operating results and financial condition.

In August 2022, the Inflation Reduction Act (the "IRA") was signed into law, which includes implementation of a new corporate alternative minimum tax (the "CAMT"), among other provisions. The CAMT imposes a minimum tax on the adjusted financial statement income ("AFSI") for "applicable corporations" with average annual AFSI over a three-year period in excess of $1 billion. Although we currently do not believe that we are or are likely to be in the near future subject to the CAMT and thus do not believe that the CAMT will impact our tax results in the near future, there are a number of uncertainties and ambiguities as to the interpretation and application of the CAMT, and it is possible that future growth in our business and AFSI and/or any future guidance with respect to the interpretation and application of the CAMT could result in the CAMT having a material effect on our liability for corporate taxes and our consolidated effective tax rate.

We may not be permitted to file as a consolidated group for U.S. federal income tax and certain state tax purposes.

Under Section 1504(a) of the Internal Revenue Code of 1986, as amended (the "Code"), we are generally permitted to elect to file a consolidated tax return for U.S. federal income tax purposes with any corporations in which we own at least 80%, by vote and value, of the corporation's outstanding stock (other than preferred stock meeting certain requirements). Filing a consolidated tax return with our subsidiaries as a consolidated group has certain U.S. federal income tax advantages, including permitting the consolidated group to share certain tax attributes such as net operating losses realized by one or more members of the group, the nonrecognition of income on inter-group dividends, and the ability to defer the recognition of gains on certain intercompany transactions. In addition, similar rules apply in certain states, which permit a corporate groups which meet certain requirements to file state income tax returns on a unitary or similar basis. The ownership of a corporation's stock for U.S. federal income tax purposes is generally based on the substance of a transaction, rather than the ownership of legal title, based on a determination as to which entity has the benefits and burdens of the ownership of a corporation's stock.

Because we retain the economic ownership in and control over shares of the PCs, even though we have transferred legal title to the shares of the PCs to Dr. Cynthia Horner, with respect to AMG entities, in order to comply with the laws of the various states in which the PCs were formed and operate, we believe that we are the beneficial owners of the stock of the PCs for U.S. federal and state income tax purposes and thus are entitled to include the PCs in our U.S. federal consolidated income tax return and file a unitary or similar basis in certain states. For further discussion of this structure, see "Item 1. Business—Physicians and Healthcare Professionals." However, there is no case law or other binding administrative guidance that directly addresses our facts, and it is possible that the Internal Revenue Service (the "IRS") or a state taxing authority could take the position that we are not the beneficial owner of the stock of the PCs and thus are not entitled to include the PCs in our U.S. federal consolidated income tax return or state unitary or similar tax return, as applicable. There can be no assurance that the IRS or a state taxing authority will not take this position, or that such position would not be sustained if we were to challenge any such position in an administrative appeal or in a court.

If we were not treated as the beneficial owner of the stock of the PCs, and were not entitled to include the PCs in our U.S. federal consolidated income tax return or a state unitary or similar tax return, this could have a material adverse effect on our cash position, tax liabilities, results of operations and financial condition.

Certain U.S. state and local tax authorities may assert that we have a nexus with such states or localities and may seek to impose state and local income taxes on our income allocated to such state and localities.

We file state and local income tax returns in jurisdictions in which we believe we are required to do so. There is a risk that certain state tax authorities where we do not currently file a state income tax return could assert that we are liable for state and local income taxes based upon income or gross receipts allocable to such states or localities. States and localities are becoming increasingly aggressive in asserting nexus for state and local income tax purposes. We could be subject to additional state and local income taxation, including penalties and interest attributable to prior periods, if a state or local tax authority in a state or locality where we do not currently file an income tax return successfully asserts that our activities give rise to nexus for state income tax purposes. Such tax assessments, penalties and interest may adversely affect our cash tax liabilities, results of operations and financial condition.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use or similar taxes for digital care services which could adversely affect our results of operations.

Sales and use and similar tax laws and rates vary greatly from state to state. For 2024, we filed sales and use tax in 47 states. With respect to the remaining states in which we do not collect sales and use or similar taxes, although some of these states consider software-as-a-service to be exempt from sales and use tax or the state does not charge sales and use tax, one or more of the remaining states may assert that we had economic nexus with such state and were required to collect such taxes with respect to past or future services, which could result in tax assessments and penalties and interest. The assertion of such taxes against us for past services, or any requirement that we collect sales taxes on its provision of future services, could have a material adverse effect on our business, cash tax liabilities, results of operations, and financial condition.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Sections 382 and 383 of the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change NOLs and certain credit and capital loss carryforwards to offset future taxable income. A Section 382 ownership change generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. As of December 31, 2024, we had approximately $986.0 million of federal NOL carryforwards, $45.7 million of tax effected state NOL carryforwards, $12.9 million and $3.0 of federal and state research and development credit carryforwards, respectively. The federal NOL carryforwards for years before 2018 begin to expire in 2026, the state NOL carryforwards began to expire in 2022 and federal research and development credit carryforwards begin to expire in 2027. Federal NOL carryforwards totaling $757.4 million generated in 2018 and after do not expire and can be carried forward indefinitely. Based on our analysis of changes in the ownership of our stock through December 31, 2024, we do not believe that any such changes prior to such date resulted in significant limitations under Section 382 of the Code on our ability to utilize NOL and credit carryforwards generated prior to that date. However, changes in the ownership of our stock after December 31, 2024, some of which are outside of our control, could result in an ownership change under Section 382 of the Code after such date, which could significantly limit our ability to utilize our existing and future NOL and credit carryforwards arising at any time prior to such ownership change. In addition, certain of our NOLs for years before 2019 may be subject to a separate set of limitations applicable to losses from "separate return years," which may limit our ability to use such losses against the income of our consolidated group. We have recorded a full valuation allowance against the deferred tax assets attributable to our NOL and our research and development credit carryforwards.

Risks Related to Strategic Initiatives

We may acquire other companies or technologies, which could divert our management's attention, result in dilution to our stockholders and otherwise disrupt our operations and we may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom.

We intend to seek to acquire or invest in businesses, software-based products and services or technologies that we believe could complement or expand our solution, enhance our technical capabilities or otherwise offer growth opportunities. We may be unable to identify attractive acquisition or investment opportunities due to, among other things, the intense competition for these transactions. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions or investments, whether or not they are consummated. Even if we are successful in identifying suitable acquisitions or investments, we may be unable to complete them due to, among other things, an inability to obtain in the anticipated timeframe, or at all, any regulatory approvals required to complete proposed acquisitions and other strategic transactions.

If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including, but not limited to:

- inability to integrate or benefit from acquired technologies or services in a profitable manner;

- unanticipated costs or liabilities associated with the acquisition;

- difficulty integrating the accounting systems, operations and personnel of the acquired business;

- difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

- difficulty converting the clients of the acquired business onto our enterprise platform and software as a service and contract terms, including disparities in the revenue, licensing, support or professional services model of the acquired company;

- diversion of management's attention from other business concerns;

- adverse effects to our existing business relationships with business partners and clients as a result of the acquisition;

- the potential loss of key employees;

- use of resources that are needed in other parts of our business; and

- use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which generally must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our results of operations based on this impairment assessment process, which could adversely affect our results of operations.

New acquisitions, joint ventures and other transactions may require the commitment of significant capital that would otherwise be directed to investments in our existing business. To pursue acquisitions and other strategic transactions, we may need to raise additional capital in the future, which may not be available on acceptable terms or at all. In addition to committing capital to complete the acquisitions, substantial capital may be required to operate the acquired businesses following their acquisition. These acquisitions may result in significant financial losses if the intended objectives of the transactions are not achieved.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third-parties that may not result in the development of commercially viable solutions or the generation of significant future revenues.

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, partnerships or other arrangements to develop products and to pursue new markets. Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We have limited institutional knowledge and experience with respect to these business development activities, and we may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products that achieve commercial success or result in significant revenues and could be terminated prior to developing any products. Additionally, we may not own, or may jointly own with a third party, the intellectual property rights in products and other works developed under our collaborations, joint ventures, strategic alliances or partnerships.

Additionally, we may not be in a position to exercise sole decision making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our future collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations or the

ownership or control of intellectual property developed during the collaboration. If any conflicts arise with any future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we may have limited control over the amount and timing of resources that any future collaborators devote to our or their future products. Disputes between us and our collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements will be contractual in nature and will generally be terminable under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium.

We are currently party to, and may enter into future, in-bound intellectual property license agreements. We may not be able to fully protect the intellectual property rights licensed to us or maintain those licenses. Our licensors may retain the right to prosecute and defend the intellectual property rights licensed to us, in which case we would depend on the ability of our licensors to obtain, maintain and enforce intellectual property protection for the licensed intellectual property. These licensors may determine not to pursue litigation against other companies or may pursue such litigation less aggressively than we would. In addition, such licenses may only provide us with non-exclusive rights, which could allow other third parties, including our competitors, to utilize the licensed intellectual property rights. Further, our in-bound license agreements may impose various diligence, commercialization, royalty or other obligations on us. Our licensors may allege that we have breached our license agreement with them, and accordingly seek to terminate our license, which could adversely affect our competitive business position and harm our business prospects.

Risks Related to Government Regulation

Our failure to comply with the anti-corruption, trade compliance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.

We must comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the FCPA in the United States, as well as the laws of the countries where we do business. These laws and regulations apply to companies, individual directors, officers, employees and agents, and may restrict our operations, trade practices, investment decisions and partnering activities. Where they apply, the FCPA and the U.K. Bribery Act of 2010 (the "UK Bribery Act") prohibit us and our officers, directors, employees and business partners acting on our behalf, including joint venture partners and agents, from corruptly offering, promising, authorizing or providing anything of value to public officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. As part of our business, we may deal with governments and state-owned business enterprises, the employees and representatives of which may be considered public officials for purposes of the FCPA.

We also are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and agents into contact with public officials responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. In addition, some of the international locations in which we may operate lack a developed legal system and have elevated levels of corruption. Our business also must be conducted in compliance with applicable export controls and trade and economic sanctions laws and regulations, including those of the U.S. government, the governments of other countries in which we will operate or conduct business and various multilateral organizations. Such laws and regulations include, without limitation, those administered and enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities. Our provision of services to persons located outside the United States may be subject to certain regulatory prohibitions, restrictions or other requirements, including certain licensing or reporting requirements. Our provision of services outside of the United States exposes us to the risk of violating, or being accused of violating, anti-corruption, exports controls and trade compliance and economic sanctions laws and regulations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and suspension or debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Though we have implemented an anti-corruption policy as well as formal training and monitoring programs, we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.

Our business could be adversely affected by legal challenges to our business model or by actions restricting our ability to provide the full range of our services in certain jurisdictions.

Our ability to conduct digital care services in a particular jurisdiction is directly dependent upon the applicable laws governing remote care, the practice of medicine and healthcare delivery in general in such location, which are subject to changing political, regulatory and other influences. With respect to digital care services, in the past, state medical boards have established new rules or interpreted existing rules in a manner that has limited or restricted our ability to conduct our business as it was conducted in other states. Some of these actions have resulted in the suspension or modification of our digital care operations in certain states. However, the extent to which a jurisdiction considers particular actions or relationships to comply with the applicable standard of care is subject to change and to evolving interpretations by (in the case of U.S. states) medical boards and state attorneys general, among others, each with broad discretion. Accordingly, we must monitor our compliance with law in every jurisdiction in which we operate, on an ongoing basis, and we cannot provide assurance that our activities and arrangements, if challenged, will be found to be in compliance with the law. Although the COVID-19 pandemic has led to the relaxation of certain Medicare, Medicaid and state licensure restrictions on the delivery of digital care services, it is uncertain how long the relaxed policies will remain in effect. However, although many of the executive orders have expired, several states have made permanent changes to their telehealth requirements, which in most cases will result in increased access to telehealth services. Most of the federal waivers have been extended through March 31, 2025.

Additionally, it is possible that the laws and rules governing the practice of medicine and the practice of pharmacy, including remote care, in one or more jurisdictions may change in a manner deleterious to our business. For instance, a few states have imposed different, and, in some cases, additional, standards regarding the provision of services via digital care. Some states impose strict standards on using digital care to prescribe certain classes of controlled substances that can be commonly used to treat behavioral health disorders. The unpredictability of this regulatory landscape means that sudden changes in policy regarding standards of care and reimbursement are possible. If a successful legal challenge or an adverse change in the relevant laws were to occur, and we or our affiliated medical group were unable to adapt our business model accordingly, our operations in the affected jurisdictions would be disrupted, which could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on our relationships with affiliated professional entities, which we do not own, to provide physician services, and our business would be adversely affected if those relationships were disrupted.

There is a risk that authorities in some jurisdictions may find that our contractual relationships with AMG and AMG's physicians providing digital care violate laws prohibiting the corporate practice of medicine or fee-splitting. These laws generally prohibit the practice of medicine by or sharing of professional fees with lay persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing the physician's professional judgment. Generally, we are prohibited from exercising control over the medical judgments or decisions of physicians or engaging in certain financial arrangements, such as splitting professional fees with physicians. The extent to which each state considers particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorneys general, among others. As such, we must monitor our compliance with laws in every jurisdiction in which we operate on an ongoing basis and we cannot guarantee that subsequent interpretation of the corporate practice of medicine laws will not circumscribe our business operations. The enforcement of state corporate practice of medicine doctrines may result in the imposition of penalties on physicians themselves for aiding the corporate practice of medicine, which could discourage physicians from participating in our network of providers.

The corporate practice of medicine prohibition exists in some form, by statute, regulation, board of medicine or attorney general guidance, or case law, in more than 40 states, all of which we operate in, though the broad variation between state application and enforcement of the doctrine makes an exact count difficult. Due to the prevalence of the corporate practice of medicine doctrine, including in the states where we predominantly conduct our business, we provide administrative and management services to entities associated with AMG pursuant to which those entities reserve exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services. We do not own our AMG-affiliated entities. For example, AMG affiliated entities are owned by Dr. Cynthia Horner, our Chief Medical Officer. We in turn contract with these entities through business support agreements and direct transfer agreements for the provision of health care services and the receipt of fees. For further discussion of this structure, see "Item 1. Business—Physicians and Healthcare Professionals." While we expect that these relationships will continue, we cannot guarantee that they will. A material change in our relationship with AMG, whether resulting from a dispute among the entities, a change in government regulation, or the loss of these affiliations, could impair our ability to provide services to our consumers and could have a material adverse effect on our business, financial condition and results of operations.

In addition, the arrangement in which we have entered to comply with state corporate practice of medicine doctrines could subject us to additional scrutiny by federal and state regulatory bodies regarding federal and state fraud and abuse laws. Any scrutiny, investigation, or litigation with regard to our arrangement with AMG could have a material adverse effect on our business, financial condition and results of operations, particularly if we are unable to restructure our operations and arrangements to comply with applicable laws or we are required to restructure at a significant cost, or if we were subject to penalties or other adverse action.

Evolving government regulations may result in increased costs or adversely affect our results of operations.

In a regulatory climate that is uncertain, our operations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require us to change our practices at an undeterminable and possibly significant initial monetary and recurring expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on our results of operations.

We have identified what we believe are the areas of government regulation that, if changed, would be costly to us. These include: rules governing the practice of medicine by physicians; laws relating to licensure requirements for physicians and other licensed health professionals; laws limiting the corporate practice of medicine and professional fee-splitting; laws governing the issuances of prescriptions in an online setting; cybersecurity and privacy laws; and laws and rules relating to the distinction between independent contractors and employees. There could be laws and regulations applicable to our business that we have not identified or that, if changed, may be costly to us, and we cannot predict all the ways in which implementation of such laws and regulations may affect us.

In the jurisdictions in which we operate, even where we believe we are in compliance with all applicable laws, due to the uncertain regulatory environment, certain jurisdictions may determine that we are in violation of their laws. In the event that we must remedy such violations, we may be required to modify our services and products in a manner that undermines our solution's attractiveness to our clients, consumers or providers or experts, we may become subject to fines or other penalties or, if we determine that the requirements to operate in compliance in such jurisdictions are overly burdensome, we may elect to terminate our operations in such places. In each case, our revenue may decline and our business, financial condition and results of operations could be materially adversely affected.

Additionally, the introduction of new services may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate licenses or certificates, increasing our security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of our products or services from being offered to clients, or their members and patients, which could have a material adverse effect on our business, financial condition and results of operations.

We conduct business in a heavily regulated industry and if we fail to comply with these laws and government regulations, we could incur penalties or be required to make significant changes to our operations or experience adverse publicity, which could have a material adverse effect on our business, financial condition, and results of operations.

The U.S. healthcare industry is heavily regulated and closely scrutinized by federal and state governments. Comprehensive statutes and regulations govern the manner in which we provide and bill for services and collect reimbursement from governmental programs and private payers, our contractual relationships with AMG and its corresponding relationship with its providers, vendors and clients, our marketing activities and other aspects of our operations. Of particular importance are:

- the federal physician self-referral law, commonly referred to as the Stark Law, that, unless one of the statutory or regulatory exceptions apply, prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain "designated health services" if the physician or a member of such physician's immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, and prohibit the entity from billing Medicare or Medicaid for such designated health services;

- the federal Anti-Kickback Statute that prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration for referring an individual, in return for ordering, leasing, purchasing or recommending or arranging for or to induce the referral of an individual or the ordering, purchasing or leasing of items or services covered, in whole or in part, by any federal healthcare program, such as Medicare and Medicaid. Remuneration has been interpreted broadly to be anything of value, and could include compensation, discounts, or free marketing services. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

- the criminal healthcare fraud provisions of the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), and their implementing regulations, which we collectively refer to as HIPAA, and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

- HIPAA, which also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of PHI;

- the federal False Claims Act that imposes civil and criminal liability on individuals or entities that knowingly submit false or fraudulent claims for payment to the government or knowingly making, or causing to be made, a false statement in order to have a false claim paid, including qui tam or whistleblower suits;

- the federal Civil Monetary Law prohibits, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies;

- reassignment of payment rules that prohibit certain types of billing and collection practices in connection with claims payable by the Medicare or Medicaid programs;

- similar state law provisions pertaining to Anti-Kickback, self-referral and false claims issues, some of which may apply to items or services reimbursed by any third party payer, including commercial insurers or services paid out-of-pocket by patients;

- state laws that prohibit general business corporations, such as us, from practicing medicine, controlling physicians' medical decisions or engaging in some practices such as splitting fees with physicians;

- the Federal Trade Commission Act and federal and state consumer protection, advertisement and unfair competition laws, which broadly regulate marketplace activities and activities that could potentially harm consumers;

- laws that regulate debt collection practices as applied to our debt collection practices;

- a provision of the Social Security Act that imposes criminal penalties on healthcare providers who fail to disclose or refund known overpayments;

- federal and state laws that prohibit providers from billing and receiving payment from Medicare and Medicaid for services unless the services are medically necessary, adequately and accurately documented, and billed using codes that accurately reflect the type and level of services rendered; and

- federal and state laws and policies that require healthcare providers to maintain licensure, certification or accreditation to provide physician and other professional services, to enroll and participate in the Medicare and Medicaid programs, to report certain changes in their operations to the agencies that administer these programs, as well as state insurance laws.

Because of the breadth of these laws and the need to fit certain activities within one of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment, loss of enrollment status and

exclusion from the Medicare and Medicaid programs. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and negatively affect our business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and result in adverse publicity.

To enforce compliance with the federal laws, the U.S. Department of Justice and the OIG, have continued their scrutiny of healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time- and resource-consuming and can divert management's attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. In addition, because of the potential for large monetary exposure under the federal False Claims Act, healthcare providers often resolve allegations without admissions of liability for significant and material amounts to avoid the uncertainty of treble damages that may be awarded in litigation proceedings. Such settlements often contain additional compliance and reporting requirements as part of a consent decree, settlement agreement or corporate integrity agreement. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers' compliance with the healthcare reimbursement rules and fraud and abuse laws.

Our ability to conduct digital care services internationally is subject to the applicable laws governing remote care and the practice of medicine in such location, and the interpretation of these laws is evolving and varies significantly from country to county and are enforced by governmental, judicial and regulatory authorities with broad discretion. We cannot be certain that our interpretation of such laws and regulations are correct in how we structure our operations, our arrangements with physicians, services agreements and client arrangements.

The laws, regulations and standards governing the provision of healthcare services may change significantly in the future. We cannot assure you that any new or changed healthcare laws, regulations or standards will not materially adversely affect our business. We cannot assure you that a review of our business by judicial, law enforcement, regulatory or accreditation authorities will not result in a determination that could adversely affect our operations.

Our use and disclosure of personally identifiable information, including PHI, personal data, and other health information, is subject to state, federal and foreign privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our client base, member and patient bases and revenue.

The privacy and security of personally identifiable information ("PII") stored, maintained, received or transmitted electronically is a major issue in the United States and abroad. While we strive to comply with all applicable privacy and security laws and regulations, as well as our own posted privacy policies, legal standards for privacy, including but not limited to "unfairness" and "deception," as enforced by the FTC and state attorneys general, continue to evolve and any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, or could cause us to lose clients, which could have a material adverse effect on our business. Recently, there has been an increase in public awareness of privacy issues in the wake of revelations about the activities of various government agencies and in the number of private privacy-related lawsuits filed against companies. Any allegations about our practices with regard to the collection, use, disclosure, or security of personally identifiable information or other privacy-related matters, even if unfounded and even if we are in compliance with applicable laws, could damage our reputation and harm our business.

For example, we send short message service, or SMS, text messages to potential end users who are eligible to use our service through certain clients and partners. While we obtain consent from or on behalf of these individuals to send text messages, federal or state regulatory authorities or private litigants may claim that the notices and disclosures we provide, form of consents we obtain or our SMS texting practices, are not adequate. These SMS texting campaigns are potential sources of risk for class action lawsuits and liability for our company. Numerous class-actions suits under federal and state laws have been filed in the past year against companies who conduct SMS texting programs, with many resulting in multi-million-dollar settlements to the plaintiffs. Any future such litigation against us could be costly and time-consuming to defend.

We also publish statements to our clients and clients that describe how we handle and protect personal information. If federal or state regulatory authorities or private litigants consider any portion of these statements to be untrue, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, without limitation, costs of responding to investigations, defending against litigation, settling claims and complying with regulatory or court orders. FTC and HHS enforcement actions and class-actions suits under federal and state laws have been filed in the past year against healthcare companies alleged to have failed to protect personal information. Any such litigation against us could be costly and time-consuming to defend.

Numerous foreign, federal and state laws and regulations govern collection, dissemination, use and confidentiality of personally identifiable health information, including (i) state privacy and confidentiality laws (including state laws requiring disclosure of breaches); (ii) HIPAA; and (iii) European and other foreign data protection laws.

HIPAA establishes a set of basic national privacy and security standards for the protection of PHI, by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services, which includes us. We are considered a business associate under HIPAA; AMG is considered a covered entity.

HIPAA requires healthcare entities like us to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims.

Violations of HIPAA may result in significant civil and criminal penalties. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. Any such penalties or lawsuits could harm our business, financial condition, results of operations and prospects.

In addition, HIPAA mandates that the Secretary of the U.S. Department of Health and Human Services ("HHS") conduct periodic compliance audits of HIPAA covered entities or business associates for compliance with the HIPAA Privacy and Security Standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator.

Further, the U.S. federal government and various states and governmental agencies have adopted or are considering adopting various laws, regulations, rules and standards regarding the collection, use, retention, security, disclosure, transfer and other processing of sensitive and personal information. For example, the California Confidentiality of Medical Information Act imposes restrictive requirements regulating the use and disclosure of health information and other personally identifiable information, and the California Privacy Rights Act increases privacy rights for California residents and imposes obligations on companies that process their personal information. Where state laws are more protective than HIPAA, we have to comply with the stricter provisions. Violations of these laws could result in significant fines and penalties, and, if these laws afford private rights of action to individuals, data breach litigation.

There are numerous foreign laws, regulations, rules, standards and directives regarding privacy and the collection, storage, transmission, use, processing, disclosure and protection of PII and other personal or client data, the scope of which is continually evolving and subject to differing interpretations. If we provide digital care services outside the United States, we must comply with such laws, regulations and directives and we may be subject to significant consequences, including penalties and fines, for our failure to comply. For example, we must comply with GDPR and the applicable national data protection laws in the European Union and the UK GDPR in the United Kingdom. The GDPR and the UK GDPR may increasingly diverge from each other, exposing us to additional compliance obligations. Further, European data protection law also imposes strict rules on the transfer of personal data out of the EEA to the United States, which could affect our ability to efficiently process personal data from the EEA. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices.

Because of the breadth of these laws and the narrowness of their exceptions and safe harbors, it is possible that our business activities can be subject to challenge under one or more of such laws. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. For example, because of increasing concerns about health information privacy, through guidance documents, some government agencies are taking a

newly expansive view of the scope of information subject to the laws and regulations that they enforce. Federal, state and foreign enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Any such investigations, prosecutions, convictions or settlements could result in significant financial penalties, damage to our brand and reputation, and a loss of clients, any of which could have an adverse effect on our business.

State, federal and foreign privacy and security laws and regulations are constantly evolving and our failure to comply with such changes could result in significant liability or reputational harm and, in turn, a material adverse effect on our client base, patient and members bases and revenue.

Various federal, state and foreign legislative or regulatory bodies may enact new or additional laws and regulations concerning privacy, data-retention and data-protection issues, including laws or regulations mandating disclosure to domestic or international law enforcement bodies, which could adversely impact our business, our brand or our reputation with clients. For example, some countries have adopted laws mandating that PII regarding clients in their country be maintained solely in their country. Having to maintain local data centers and redesign product, service and business operations to limit PII processing to within individual countries could increase our operating costs significantly.

In addition, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security or disclosure of our users' content, or regarding the manner in which the express or implied consent of users for the collection, use, retention or disclosure of such content is obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete and may limit our ability to store and process user data or develop new services and features. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

Because of the extreme sensitivity of the PII and PHI we store and transmit, the security features of our enterprise platform and software as a service are very important. If our security measures, some of which are managed by third parties, are breached or fail, unauthorized persons may be able to obtain access to sensitive client and member data, including PHI. As a result, our reputation could be severely damaged, adversely affecting client and member confidence. Consumers may curtail their use of or stop using our services or our client base could decrease, which would cause our business to suffer. In addition, we could face litigation, damages for contract breach, penalties and regulatory actions for violation of HIPAA and other applicable laws or regulations and significant costs for remediation, notification to individuals and for measures to prevent future occurrences. Any potential security breach could also result in increased costs associated with liability for stolen assets or information, repairing system damage that may have been caused by such breaches, incentives offered to clients or other business partners in an effort to maintain our business relationships after a breach and implementing measures to prevent future occurrences, including organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. While we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

We outsource important aspects of the storage and transmission of client and member information, and thus rely on third parties to manage functions that have material cyber-security risks. We attempt to address these risks by requiring outsourcing subcontractors who handle client and member information to sign agreements contractually requiring those subcontractors to adequately safeguard PII and PHI to the same extent that applies to us and in some cases by requiring such outsourcing subcontractors to undergo third-party security examinations. In addition, we periodically hire third-party security experts to assess and test our security posture. However, we cannot assure you that these contractual measures and other safeguards will adequately protect us from the risks associated with the storage and transmission of client and consumers' proprietary and protected health information.

Due to applicable laws and regulations or contractual obligations, we may be held responsible for any information security failure or cyber-attack attributed to our vendors as they relate to the information we share with them. In addition, because we do not control our vendors and our ability to monitor their data security is limited, we cannot ensure the security measures they take will be sufficient to protect confidential, proprietary, or sensitive data, including personal data. We are at risk of a cyber-attack involving a vendor or other third party, which could result in a breakdown of such third party's data

protection processes or the cyber-attackers gaining access to our information systems or data through the third party. Regardless of whether an actual or perceived cyber-attack is attributable to us or our vendors, such an incident could, among other things, result in improper disclosure of information, harm our reputation and brand, reduce the demand for our products and services, lead to loss of client confidence in the effectiveness of our security measures, disrupt normal business operations or result in our systems or products and services being unavailable. In addition, it may require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to uninsured liability, increase our risk of regulatory scrutiny, expose us to legal liabilities, including litigation, regulatory enforcement, indemnity obligations or damages for contract breach, divert the attention of management from the operation of our business and cause us to incur significant costs, any of which could affect our financial condition, operating results and our reputation. Moreover, there could be public announcements regarding any such incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a substantial adverse effect on the price of our Class A common stock. In addition, our remediation efforts may not be successful and any failure related to these activities could result in significant liability and/or have a material adverse effect on our business, reputation and financial condition.

Risks Related to Ownership of Our Class A Common Stock

The multiple class structure of our common stock and the ownership of Class B common stock by our Founders will have the effect of concentrating voting control with our Founders for the foreseeable future, which will limit or preclude your ability to influence corporate matters.

For so long as any shares of our Class B common stock remain outstanding, our Founders will at all times hold at least 51% of the voting power of the voting stock of the Company. As a result, our Founders, as the holders of Class B common stock, collectively will continue to control a majority of the total combined voting power of our outstanding common stock and therefore be able to control all matters submitted to our stockholders for approval, including elections for directors, mergers or acquisitions, asset sales and other significant transactions, so long as the Class B common stock remain outstanding. Even in the event that one of our Founders converts all or a portion of his shares of Class B common stock into shares of Class A common stock, the Class B common stock held by one or both or our Founders outstanding after such conversion would still be entitled to 51% of the voting power of the voting stock of the Company for so long as any Class B shares remain outstanding, subject to the conditions in our amended and restated certificate of incorporation, while the Founder who converted his shares into shares of Class A common stock, together with the Class C shares in the case of votes other than for directors, would dilute the relative voting power of existing holders of Class A common stock as his Class A common stock would be entitled to a pro rata portion of the 49% vote to which the Class A common shares, together with the Class C shares in the case of votes other than for directors, are entitled. In this circumstance, the Founders would be entitled to more than 51% of the voting power of our common stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future. For example, our Founders will be able to control the amendments of our amended and restated certificate of incorporation or by-laws, increases to the number of shares available for issuance under our equity incentive plans or adoption of new equity incentive plans and approval of any merger or sale of assets for the foreseeable future. This control may materially adversely affect the market price of our Class A common stock.

Additionally, the Founders, the holders of our Class B common stock may cause us to make strategic decisions or pursue acquisitions that could involve risks to you or which may not be aligned with your interests. The holders of our Class B common stock will also be entitled to a separate vote in the event we seek to amend our amended and restated certificate of incorporation in a manner that adversely affects the holders of our Class B common stock.

Finally, as noted above, any conversion of existing shares of Class B or Class C common stock would dilute the relative voting power of all holders of shares of Class A common stock. As of December 31, 2024, the Company had 1,647,295 shares of Class A common stock reserved for issuance upon conversion of Class B and Class C common stock. To the extent that the holders of Class B or Class C common stock convert their shares, your proportional vote out of the 49% vote to which the Class A shares (together with the Class C shares, in the case of votes other than for directors) are entitled while shares of Class B common stock remain outstanding will be diluted.

Our multiple class structure may depress the trading price or liquidity of our Class A common stock.

Our multiple class structure may result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of shares of common stock from being added to these

indices. In addition, several stockholder advisory firms have announced their opposition to the use of dual or multiple class structures. As a result, the multiple class structure of our common stock may prevent the inclusion of our Class A common stock in these indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock. The difference in the voting rights of our Class A, Class B and Class C common stock could harm the value of our Class A common stock to the extent that any investor or potential future purchaser of our Class A common stock ascribes value to the right of holders of our Class B common stock to hold at all times 51% of our voting power. The existence of multiple classes of common stock could also result in less liquidity for our Class A common stock than if there were only one class of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated by-laws and Delaware law could discourage, delay or prevent a change of control of our company and may affect the trading price of our Class A common stock.

Our amended and restated certificate of incorporation and our amended and restated by-laws include a number of provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. For example, our amended and restated certificate of incorporation and amended and restated by-laws collectively:

- authorize three classes of common stock with disparate voting power, the Class A common stock that is listed on the NYSE, the Class B common stock that provide the holders thereof with the ability to control the outcome of matters requiring stockholder approval, even though such holders own significantly less than a majority of the shares of our outstanding Class A, Class B and Class C common stock, and the Class C common stock that do not have a vote on director elections;

- authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to prevent a takeover attempt;

- authorize the classification of our Board of Directors into separate classes of directors to be elected on a staggered basis;

- prohibit stockholders from calling special meetings of stockholders;

- prohibit stockholder action by written consent, thereby requiring all actions to be taken at a duly called meeting of the stockholders;

- require the approval of holders of at least 75% of the total combined voting power of the outstanding shares of our common stock to amend our amended and restated by-laws and certain provisions of our amended and restated certificate of incorporation; and

- provide for notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware (the "DGCL"), which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our Class A common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A common stock if the provisions are viewed as discouraging takeover attempts in the future.

Our amended and restated certificate of incorporation and amended and restated by-laws may also make it difficult for stockholders to replace or remove our management. Furthermore, the existence of the foregoing provisions, as well as the significant voting power that our Founders hold, could limit the price that investors might be willing to pay in the future for shares of our Class A common stock. These provisions may facilitate management and board entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

We are a "controlled company" within the meaning of NYSE rules and, as a result, we qualify for, and rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Our Founders hold 51% of the total combined voting power of our outstanding common stock. Accordingly, we qualify as a "controlled company" within the meaning of NYSE corporate governance standards. Under NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain NYSE corporate governance standards, including:

- the requirement that a majority of the members of our board of directors be independent directors; and

- the requirement that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors.

We do not currently rely on these exemptions. However, we could elect to rely on them in the future. Consequently, you will not have the same protections afforded to stockholders of companies that are subject to all of NYSE corporate governance rules and requirements. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

The provision of our amended and restated certificate of incorporation requiring exclusive forum in certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought in a state court located within the state of Delaware (or if no state court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants. The foregoing provision does not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction

Additionally, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Further, in the event a court finds either exclusive forum provision contained in our amended and restated certificate of incorporation to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

The price of our Class A common stock has been and may continue to be volatile and fluctuate substantially.

Our stock price has been volatile in the past and may continue to be volatile in the future. The stock market has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for our Class A common stock may be influenced by many factors, including, but not limited to:

- the success of competitive products or technologies;

- developments related to our existing or any future collaborations;

- regulatory or legal developments in the United States and other countries;

- developments or disputes concerning our intellectual property or other proprietary rights;

- the recruitment or departure of key personnel;

- actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

- variations in our financial results or those of companies that are perceived to be similar to us;

- changes in the structure of healthcare payment systems;

- general economic, industry and market conditions; and

- the other factors described in this "Risk Factors" section.

Sales of a substantial number of shares of our Class A common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock. As of January 31, 2025, we had outstanding 13,962,695 shares of Class A common stock, 1,369,518 shares of Class B common stock and 277,777 shares of Class C common stock. Moreover, certain stockholders have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We have also registered all shares of Class A common stock that we may issue under our equity compensation plans, which can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates.

If securities or industry analysts do not continue to publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our Class A common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our results of operations fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation will be your sole source of gain, if any.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. Any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our Class A common stock will be your sole source of gain for the foreseeable future.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Cybersecurity risk management is an integral part of our enterprise risk management program. Our cybersecurity program is designed to align with industry best practices and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers.

Our Board has overall oversight responsibility for our risk management and is briefed periodically on cybersecurity risk management and any material cybersecurity incidents by our Chief Information Officer, or CIO, and General Counsel. The Board is responsible for ensuring that management has processes in place designed to (i) identify and evaluate cybersecurity risks to which the company is exposed and (ii) manage cybersecurity risks and mitigate cybersecurity incidents.

Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Specifically, our Security Steering Committee ("SSC"), a cross-functional team of employees chaired by our CIO, is responsible for providing strategic guidance and oversight to Amwell's privacy, risk and security programs and policies. Management has instituted an Information Security Management System ("ISMS"). The ISMS establishes risk-based safeguards that are designed to adequately protect the Company and information acquired through business operations. Amwell maintains its ISMS in accordance with ISO 27001 standards. Amwell is audited annually by a third-party assessment firm that determines the effectiveness of the procedures and processes of its ISMS. Amwell also self-assesses the performance and effectiveness of the ISMS through monitoring, measurement, analysis, and evaluation of controls and control objectives. The SSC ensures the workforce complies with the ISMS policies, procedures and controls through many channels, including annual review of audit and risk assessment results, multifactor authentication, annual employee training and company-wide communications.

Our team of cybersecurity focused employees, under the direction of our CIO, is responsible for assessing our cybersecurity risk and detecting, mitigating and remediating cybersecurity incidents. Our CIO and dedicated personnel are certified and experienced information systems security professionals and information security managers. Personnel with significant security responsibilities receive specialized education and training on their roles and responsibilities prior to being granted access to systems and resources. The pre-employment process for these roles is designed to ensure that security responsibilities are specifically defined. Our CIO has over 15 years of technology leadership experience.

Amwell's cybersecurity team has implemented processes to:

- assess the severity of a cybersecurity threat through continuous monitoring and determine the nature, scope and timing of the event to assess whether it is material;

- identify the source of a cybersecurity threat, including whether the cybersecurity threat is associated with a third-party service provider, utilizing our Information Security Incident Response Plan;

- implement cybersecurity countermeasures and mitigation strategies;

- and inform our board of directors of material cybersecurity threats and incidents.

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. Despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see "Risk Factors – Risks Related to Our Business and Industry" and "Risk Factors – Risks Related to Government Regulation" in this annual report on Form 10-K.

Item 2. Properties.

Our principal executive office is located in Boston, Massachusetts and is a LEED certified building. We also have offices in Ramat Gan, Israel, Tysons Corner, Virginia, Dublin, Ireland and Bogotá and Medellin, Colombi. All of our office locations are leased. We also maintain hardware inventory in facilities based in San Diego, California.

We have instituted a remote work policy which has allowed us to reduce our office footprint, including approximately 50% of our corporate headquarters footprint, reducing the climate impact associated with our team members' commuting. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion.

Item 3. Legal Proceedings.

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, in the opinion of our management, would individually or taken together have a material adverse effect on our business, financial condition, results of operations or cash flows. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity, reputational harm and other factors.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our Class A common stock is listed on the NYSE under the symbol "AMWL".

Holders

On January 31, 2025, there were 153 stockholders of record of our Class A common stock, two stockholders of record of our Class B common stock and one stockholder of record of our Class C common stock. The actual number of holders of our Class A common stock is greater than the number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or other nominees. The number of holders of record present here also do not include stockholders whose shares may be held in trust by other entities.

Dividends

We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying cash dividends on our capital stock in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

The information required hereunder will be included in our Definitive Proxy Statement to be filed with the SEC with respect to our 2025 Annual Meeting of Stockholders and is incorporated herein by reference from Part III. "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Recent Sales of Unregistered Securities

There were no sales of unregistered equity securities during the quarter ended December 31, 2024.

Purchase of Equity Securities

The following table provides information about the Company's purchases of its common stock for each month during this quarterly period covered by this report.

Period	(a) Total number of shares (or units) purchased*	(b) Average price paid per share (or unit)*	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
October 1 to October 31	143	$ 9.48	—	—
November 1 to November 30	13	$ 9.16	—	—
December 1 to December 31	26	$ 9.57	—	—
Total	182	$ 9.47	—	—

* Shares withheld to cover tax withholding obligations under the net settlement provision upon vesting of restricted stock units and exercising of options.

Performance Graph

The following performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of American Well Corporation under the Securities Act or the Exchange Act.

The following graph compares the cumulative total stockholder return on our Class A common stock with the comparable cumulative return of the Russell 2000 composite index and S&P 500 Health Care Services index. The graph assumes that $100 was invested in our Class A common stock and in each index on September 17, 2020, the date our Class A common stock began trading on the NYSE. The comparisons are based on historical data and are not necessarily indicative of, nor intended to forecast, the future performance of our Class A common stock.



Fiscal year ended December 31, 2024

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. In addition to historical consolidated financial information, the following discussion and analysis and information contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in "Special Note Regarding Forward-Looking Statements" and "Item 1A. Risk Factors."

Overview

Amwell is a leading enterprise platform and software as a service company digitally enabling hybrid care. We empower health providers, payers, and innovators to achieve their digital ambitions, enabling a coordinated experience across in-person, virtual and automated care. We provide our clients with the core technology and services necessary to successfully develop and distribute digital care programs that meet their strategic, operational, financial and clinical objectives under their own brands. We offer our clients products to help weave digital care across all care settings. We bring technology and services that facilitate new models of care, strategic partnerships, consistent execution and better outcomes. As of December 31, 2024, we powered the digital care programs of approximately 50 health plans, which collectively represent more than 80 million covered lives, as well as approximately 100 of the nation's largest health systems. Since inception, we have powered more than 33.1 million virtual care visits for our clients, including more than 5.9 million in the year ended December 31, 2024.

Our Business Model

We sell our enterprise platform and software as a service solutions on a subscription basis, which with our modular platform architecture allows our clients to introduce innovative digital care use cases over time, expanding our subscription revenue opportunity. To support the enterprise platform and software as a service, we offer professional services on a fee-for-service basis and a range of patient and provider Carepoint devices and software that support hospital and home use cases and access to AMG, our affiliated medical group that provides clinical services on a fee-for-service basis. The combination of the enterprise platform, professional services and Carepoint hardware allows our clients to deploy digital care solutions across their full enterprise, deepening their relationships with existing and new patients and members through improved care access and coordination, cost and quality. Our contracts are typically three years in length but may be longer for our largest strategic client partners.

Recent Developments

On January 8, 2025, we, Aligned Telehealth, LLC ("Aligned"), one of our wholly owned subsidiaries, and Avel eCare, LLC (the "Buyer") entered into an asset purchase agreement (the "Agreement") relating to the sale to the Buyer of all property and assets owned, leased or licensed by the Seller that are primarily used or held for use in connection with our business of providing telepsychiatry services to hospitals and correctional programs (the "Business"), subject to certain specified exclusions such as cash.

In connection with such purchase and sale, the Buyer assumed specified contracts and the related accounts receivable and all accounts payable and accrued expenses of the Business. The purchase price is comprised of (i) an upfront cash payment of $20.7 million, which is equal to 1.1x the Business' trailing twelve-month revenue, excluding on-site revenue attributable to certain of the Business' contracts, subject to customary adjustments and (ii) an additional cash payment (the "Additional Payment") equal to 0.4x the Buyer and its affiliates' aggregate revenues arising from the provision of the Business to current customers and potential customers in the sales pipeline during the twelve-month period immediately following the closing, excluding revenues arising from the provision of on-site psychiatric services to certain of the Business' contracts and other specified revenues, which Additional Payment is payable within ten days following the final determination of the Additional Payment amount.

The Company divested our APC business as it was determined the offering no longer fit our goals around profitability and growth. Streamlining our service offerings will enable us to focus our resources on the Converge platform, strategic customers, and our path to profitability.

Key Metrics and Factors Affecting Our Performance

We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions:

Health Systems:

	Years Ended December 31,		
	2024	2023	2022
Average Number of Health System Clients	107	129	153
Total Health System Subscription Revenue	$ 52.0 million	$ 53.5 million	$ 61.2 million
Average Annual Contract Value	$ 488 thousand	$ 415 thousand	$ 401 thousand

Health System: A health system is an enterprise platform client whose primary business case is the delivery of care by its providers. A typical health system client has many hospitals within its system. The average number of health system clients is calculated by averaging the number of such clients under contract at the beginning and end of each fiscal year. The decline in number of health system clients is due to consolidation in the market as well as churn experienced with re-platforming.

Health System Subscription Revenue: Health System subscription revenue consists of all platform-related fees for a health system, including subscription licenses, fees related to software modules, and overage charges, and primarily represents the fee to access the enterprise platform over the contractual period. Subscription revenue may include immaterial amounts from non-health system clients whose business model acts similarly to those clients.

Average Annual Contract Value: Average annual contract value is defined as total health system subscription revenue for the fiscal period divided by average number of health system clients.

Health Plans:

	Years Ended December 31,		
	2024	2023	2022
Average Number of Health Plan Clients	52	55	57
Total Health Plan Subscription Revenue	$ 49.9 million	$ 49.2 million	$ 48.7 million
Average Annual Contract Value	$ 963 thousand	$ 902 thousand	$ 862 thousand

Health Plan: A health plan is an enterprise platform client whose primary business case is managing the healthcare financial risk of its membership. The average number of health plan clients is calculated by averaging the number of such clients under contract at the beginning and end of each fiscal year.

Health Plan Subscription Revenue: Health Plan subscription revenue consists of all platform-related fees for a health plan, including subscription licenses, per member/per month charges and fees related to clinical programs, and primarily represents the fee to access the enterprise platform over the contractual period. Subscription revenue may include immaterial amounts from non-health plan clients whose business model acts similarly to those clients.

Average Annual Contract Value: Annual contract value is defined as total health plan subscription revenue for the fiscal period divided by average number of health plan clients.

We believe our future growth, success and performance are dependent on many factors, including those set forth below. While these factors present significant opportunities for us, they also represent the challenges that we must successfully address in order to grow our business and improve our results of operations.

Digital Care Utilization

Digital and hybrid care utilization is a key driver of our business. A client's overall utilization of its digital care platform provides an important measure of the value they derive and drives our business in three important ways. First, to the extent a client succeeds with its digital care program and sees good usage, they are more likely to renew and potentially expand their contract with us. Second, our health systems agreements typically include a certain number of visits conducted by their own providers annually and provide that as certain volume thresholds are exceeded, its annual license fees will rise to reflect this growing value. Third, to the extent that clients utilize provider services from AMG, Amwell derives revenue

from clinical fees. We expect that our future revenues will be driven by the growing adoption of digital care and our ability to maintain and grow market share within that market.

We continue to experience strong adoption and usage of our enterprise platform and software as a service. In the year ended December 31, 2023, our clients completed a total of 6.3 million visits on our enterprise platform, while in the year ended December 31, 2024, 5.9 million visits were completed. AMG providers accounted for 25% and 25% of total visits performed on our enterprise platform during the years ended December 31, 2024 and 2023, respectively.

Visits:

	Years Ended December 31,		
	2024	2023	2022
Overall Visits	5,905,000	6,290,000	6,465,000
AMG Visits	1,475,000	1,590,000	1,640,000
Total Visit Revenue	$ 116.5 million	$ 119.5 million	$ 124.3 million
Revenue per Visit	$ 79	$ 75	$ 76

AMG Visit: An AMG visit is a case completed by our AMG affiliate providers and visit revenue reflects fee-for-service revenue to AMG for the visit.

Invest in Growth

We expect to continue to focus on long-term revenue growth through investments in technology development and sales and marketing efforts. In addition, we believe continued investments in platform modules and clinical programs will allow us to further penetrate our products and services into our existing client relationships and new opportunities. Accordingly, in the short term we expect these activities to result in net losses, but in the long term, we anticipate that these investments will positively impact our results of operations.

Acquisitions

We have expanded and intend to continue to expand our enterprise platform and software as a service through research and development as well as the pursuit of selective acquisitions. We have completed multiple acquisitions since our inception, which we believe have expanded the channels that we serve and our distribution capabilities as well as broadening our service offering. Our acquisitions of SilverCloud and Conversa add proven longitudinal care and behavioral healthcare capabilities to our digital care enablement platform. SilverCloud is a leading digital mental health platform. Conversa is a leader in automated virtual healthcare. Acquisition costs and integration costs are an additional one-time cost incurred as part of the acquisitions and investment in the future growth of the business.

Seasonality

Visit volumes typically follow the annual flu season, rising during quarter four and quarter one and falling in the summer months. While we sell to and implement our solutions to clients year-round, we experience some seasonality in terms of when we enter into agreements with our clients and when we launch our solutions to members.

Non-GAAP Financial Measures

In addition to our financial results determined in accordance with GAAP, we believe adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that this non-GAAP financial measure, when taken together with the corresponding GAAP financial measures, provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of adjusted EBITDA is helpful to our investors as it is a metric used by management in assessing the health of our business and our operating performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measure as a tool for comparison. A reconciliation is provided below for our non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measure and the

reconciliation of this non-GAAP financial measure to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA

Adjusted EBITDA is a key performance measure that our management uses to assess our operating performance. Because adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we use this measure for business planning purposes and in evaluating acquisition opportunities.

We calculate adjusted EBITDA as net loss adjusted to exclude (i) interest income and other income, net, (ii) tax benefit and expense, (iii) depreciation and amortization, (iv) goodwill impairment, (v) stock-based compensation expense, (vi) severance and strategic transformation costs, (vii) capitalized software costs, (viii) litigation expenses related to the defense of our patents in the patent infringement claim filed by Teladoc and (ix) other items affecting our results that we do not view as representative of our ongoing operations. We had no such other items during the years ended December 31, 2024, 2023 and 2022.

The following table presents a reconciliation of adjusted EBITDA from the most comparable GAAP measure, net loss, for each of the years ended December 31, 2024, 2023 and 2022:

(in thousands)	Years Ended December 31,		
	2024	2023	2022
Net loss	$ (212,638)	$ (679,171)	$ (272,072)
Add:			
Depreciation and amortization	32,975	31,492	26,153
Interest and other income, net	(10,757)	(19,422)	(6,123)
Expense from income taxes	2,751	3,860	64
Goodwill impairment	—	436,479	—
Stock-based compensation	47,505	72,040	69,144
Severance and strategic transformation costs[(1)]	20,892	4,414	—
Noncash expenses and contingent consideration adjustments[(2)]	—	—	12,153
Capitalized software costs	(15,102)	(15,056)	(10,155)
Litigation expense[(3)]	—	—	5,575
Adjusted EBITDA	$ (134,374)	$ (165,364)	$ (175,261)

(1)   Severance and strategic transformation costs include expenses associated with the termination of employees and expenses that focus on transforming the strategy of the Company's sales and growth organization as well as our overall cost structure during the year ended December 31, 2024 and 2023, as described below in "—Severance and strategic transformation costs."

(2)   Noncash expenses and contingent consideration adjustments include, noncash compensation costs incurred by selling shareholders and adjustments made to the contingent consideration.

(3)   Litigation expense relates to legal costs related to the Teladoc litigation which was dismissed pursuant to a confidential settlement between the parties in 2022.

Some of the limitations of adjusted EBITDA include (i) adjusted EBITDA does not properly reflect capital commitments to be paid in the future, and (ii) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and adjusted EBITDA does not reflect these capital expenditures. Our public offering and acquisition-related expenses, including legal, accounting and other professional expenses, reflect cash expenditures and we expect such expenditures to recur from time to time. Our adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate adjusted EBITDA in the same manner as we calculate the measure, limiting its usefulness as a comparative measure. In evaluating adjusted EBITDA, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items. Adjusted EBITDA should not be considered as an alternative to loss before benefit from income taxes, net loss, earnings per share, or any other performance measures derived in accordance with U.S. GAAP. When evaluating our performance, you should consider adjusted EBITDA alongside other financial performance measures, including our net loss and other GAAP results.

Severance and strategic transformation costs

In the twelve months ended December 31, 2024, the Company recorded charges of $20.9 million, in connection with severance and strategic transformation costs. The Company has executed a series of individual actions designed to maintain or improve our operating results and profitability. The Company continues to evaluate potential actions and may incur additional strategic transformation costs in future periods.

Our strategic transformation actions include transformational consulting, headcount reductions, and other related transitional amounts to maintain our competitive footprint. Strategic transformation actions are generally funded within twelve months of initiation and are funded by cash flows from operating activities and existing cash balances. We plan to incur additional strategic transformation costs in order to align our recurring cost structure with our current revenue profile. The timing and amount of the incurrence of such future strategic transformation costs are dependent on market conditions, customer actions and other factors.

For further information, see Note 19, "Severance and strategic transformation costs," to the consolidated financial statements included in this Report.

Components of Results of Operations

Revenue

The Company has demonstrated the strength of our revenue as a direct result of the increasing acceptance of digital care, our penetration of the market, and the successful launch of new or expanded products that enable broadened applications for care delivered virtually. Revenue performance is reflective of the strong foundation that has been built, focused around health plans, health systems, and our provider network.

We generate revenues from the use of our enterprise platform and software as a service in the form of recurring subscription fees for use, and related services and Carepoint sales. We also generate revenue from the performance of AMG patient visits.

Cost of Revenues, Excluding Amortization of Intangible Assets

Cost of revenues primarily consist of hosting fees paid to our hosting providers, costs incurred in connection with our professional services, technical and hosting support, and costs for running our affiliated provider network operations team. These costs primarily include employee-related expenses (including salaries, bonuses, benefits, stock-based compensation and travel).

Cost of revenues are primarily driven by the size of our provider network and the hosting and technical support required to service our clients. Our business model is designed to be scalable and to leverage fixed costs to generate higher revenues. While we currently expect increased investments to support accelerated growth, we also expect increased efficiencies and economies of scale. Our quarterly cost of revenues as a percentage of revenues is expected to fluctuate from period to period depending on the interplay of these aforementioned factors.

Operating Expenses

Operating expenses consist of research and development, sales and marketing, and general and administrative expenses.

Research and Development Expenses

Research and development expenses include personnel and related expenses for software and hardware engineering, information technology infrastructure, security and compliance and product development (inclusive of stock-based compensation for our research and development employees). Research and development expenses also include the periodic outsourcing of similar functions to third party specialists. In recent years, we accelerated the expansion of our enterprise platform volume capacity and the development of additional functionality through new programs and modules. We have made an effort to optimize our resourcing structure with a mix of nearshore and offshore employees and contractors, resulting in a more efficient cost structure. While we have recognized an increase in the research and development expense throughout the prior years, the corresponding future revenue growth is expected to result in lower expenses as a percentage of revenue. We believe increased spending in prior years was a temporary investment to accelerate development of a more scalable and economically beneficial solution that will properly position the Company to benefit in the long term and have seen marked decline during 2024 as we return to normal levels of spend in future periods.

We expect research and development expense to decrease over the next year and then to remain flat in future periods. Our research and development expenses may fluctuate as a percentage of our total revenue from period to period due to the seasonality of our total revenue and the timing and extent of our research and development expenses based on customer demand and emerging market trends.

Sales and Marketing Expenses

Sales expenses consist primarily of employee-related expenses, including salaries, benefits, commissions, travel and stock-based compensation costs for our employees engaged in commercial activities. We will continue to invest appropriately in sales expenses as we look to grow with new prospects and expand the business of our existing clients. We will continue to elevate the skills and impact of our sales personnel and related account management teams as we look to provide a differentiated and enhanced client experience to our growing client base as well as identifying new strategic market opportunities.

Marketing costs consist primarily of personnel and related expenses (inclusive of stock-based compensation) for our marketing staff that primarily support the sales organization and client engagement. Marketing costs also include third-party independent research, digital marketing campaigns, participation in trade shows, brand messaging, public relations costs, and the costs of communication materials that are produced to generate awareness and utilization of our enterprise platform and software as a service among our clients and their users.

We expect sales and marketing expense to decrease over the next year and then to remain flat in future periods. Our sales and marketing expenses will fluctuate as a percentage of our total revenue from period to period due to the seasonality of our total revenue and the timing and extent of our advertising and marketing expenses.

General and Administrative Expenses

General and administrative expenses include personnel and related expenses, and professional fees incurred by finance, legal, human resources, information technology, our executives, and executive administration staff. They also include stock-based compensation for employees in these departments and expenses related to auditing, consulting, legal, and corporate insurance.

We expect our general and administrative expenses to decrease over the next year and then remain relatively flat in future periods, based on the impact of cost savings measure put in place throughout 2024. Our general and administrative expenses may fluctuate as a percentage of our total revenue from period to period due to the timing of contracts with strategic customers and the timing and extent of our general and administrative expenses.

Depreciation and Amortization Expense

Depreciation and amortization expense includes the amortization of intangible assets and depreciation related to our fixed assets. Amortization of intangible assets consists of the amortization of acquisition-related intangible assets, which are customer relationships, contractor relationships, technology and trade names, as well as the amortization of capitalized software costs.

Goodwill Impairment

Goodwill impairment is the result of the fair value of the Company's one reporting unit being less than its carrying value. The goodwill impairment resulted from sustained decreases in the Company's publicly quoted share price and market capitalization

Interest Income and Other Income (Expense), Net

The balance of interest income and other income (expense), net, consists predominantly of interest income on our money-market and short-term investments. We did not incur material interest expenses in the period as there were no outstanding debts or notes payables.

Provision for (Benefit from) Income Taxes

The income tax provision and benefit were primarily due to state and foreign income tax expense, and benefit related to release of the valuation allowance as a result of our acquisitions.

Deferred tax assets are reduced by a valuation allowance to the extent management believes it is not more likely than not to be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management makes estimates and judgments about future taxable income based on assumptions that are consistent with our plans and estimates.

Consolidated Results of Operations

The following table sets forth our summarized consolidated statement of operations data for the years ended December 31, 2024, 2023 and 2022 and the dollar and percentage change between the respective periods:

| | | | | | Years Ended December 31, | | | | |
| | | | | | Fiscal Year 2024 to Fiscal Year 2023 | | Fiscal Year 2023 to Fiscal Year 2022 | |
(in thousands)	2024	2023	2022	Change	%	Change	%
Revenue	$ 254,364	$ 259,047	$ 277,190	$ (4,683)	(2)%	$ (18,143)	(7)%
Costs and operating expenses:							
Costs of revenue, excluding depreciation and amortization of intangible assets	155,412	164,287	160,422	(8,875)	(5)%	3,865	2%
Research and development	86,065	105,827	138,487	(19,762)	(19)%	(32,660)	(24)%
Sales and marketing	76,272	86,460	81,628	(10,188)	(12)%	4,832	6%
General and administrative	121,174	126,645	146,353	(5,471)	(4)%	(19,708)	(13)%
Depreciation and amortization expense	32,975	31,492	26,153	1,483	5%	5,339	20%
Goodwill impairment	—	436,479	—	(436,479)	100%	436,479	100%
Total costs and operating expenses	471,898	951,190	553,043	(479,292)	(50)%	398,147	72%
Loss from operations	(217,534)	(692,143)	(275,853)	474,609	(69)%	(416,290)	151%
Interest income and other income (expense), net	10,757	19,422	6,123	(8,665)	(45)%	13,299	217%
Loss before expense from income taxes and loss from equity method investment	(206,777)	(672,721)	(269,730)	465,944	(69)%	(402,991)	149%
Expense from income taxes	(2,751)	(3,860)	(64)	1,109	(29)%	(3,796)	5,931%
Loss from equity method investment	(3,110)	(2,590)	(2,278)	(520)	20%	(312)	14%
Net loss	(212,638)	(679,171)	(272,072)	466,533	(69)%	(407,099)	150%
Net loss attributable to non-controlling interest	(4,495)	(4,007)	(1,643)	(488)	12%	(2,364)	144%
Net loss attributable to American Well Corporation	$ (208,143)	$ (675,164)	$ (270,429)	$ 467,021	(69)%	$ (404,735)	150%

Revenue

For the year ended December 31, 2024, subscription revenue increased $3.2 million due to growth in our strategic clients. While our aggregated number of health systems clients declined during re-platforming and market consolidation, we have retained the majority of our historically significant clients and with the Amwell Converge™ platform have been able to strengthen and expand our strategic clients during the year. The increase was offset with a decrease in visit revenue of $3.0 million due to a decline in visit volume and lower utilization in specialty care, and a decrease in other revenue of $4.8 million

primarily related to a decrease in marketing and services revenue due to timing of services provided to various strategic customers each year.

For the year ended December 31, 2023, subscription revenue declined $8.6 million due to customer churn during re-platforming, partially offset by growth in our existing strategic clients. While our aggregated number of health systems clients declined during re-platforming, we have retained the majority of our historically significant clients and with the Amwell Converge™ platform have been able to strengthen and expand our strategic clients during the year. Visit revenue decreased $4.9 million due to a decline in visit volume and lower utilization in specialty care. Other revenue decreased by $4.7 million primarily related to a decrease in hardware and services revenue.

Costs of Revenue, Excluding Depreciation and Amortization of Intangible Assets

For the year ended December 31, 2024, the decrease in cost of revenue was primarily driven by a decrease in marketing services provided for customers of $3.2 million, and a decrease in employee and provider costs of $3.6 million, driven by headcount reduction and lower visit volume. Consulting spend also decreased by $2.1 million. The Company's cost savings measures continue to have a positive impact on gross margin.

For the year ended December 31, 2023, the increase in cost of revenue was primarily due to an increase of $4.5 million in employee-related costs such as salary and benefits for the fulfilment of professional service obligations. Third party software costs also increased $3.0 million. These increases were partially offset by a decrease in hardware costs of $2.4 million due to the decline in hardware revenue and a decline in provider related costs of $1.3 million due to a decrease in visits. The decrease in gross margin contribution is a result of a shift in revenue mix.

Research and Development Expenses

For the year ended December 31, 2024, the decrease in research and development expense was primarily driven by a decrease of $12 million in consulting spend as the peak development of the Amwell Converge™ platform is complete. There was also a decrease in employee-related costs (including stock comp expense) of $7.6 million due to headcount reduction.

For the year ended December 31, 2023, the decrease in research and development expense was primarily driven by a decrease of $24.8 million in consulting services as spend related to the development of the Amwell Converge™ platform has declined (contributing to this decrease was $15.1 million capitalized as software development costs) as well as a decrease of $1.2 million in third party software costs. There was a decrease in $0.7 million in employee related costs and $0.6 million in recruiting and hew hire costs due to a reduction in headcount. Research and development expense also decreased as there was no non-cash compensation in the current year related to the SilverCloud acquisition, and there was a charge of $3.4 million in the prior year due to the settlement of the SilverCloud bonus escrow award in 2022.

Total research and development employee headcount decreased to 289 on December 31, 2024, as compared to 332 on December 31, 2023 and 358 on December 31, 2022.

Sales and Marketing Expenses

For the year ended December 31, 2024, the decrease in sales and marketing expense was driven by a decrease in employee-related costs of $8.6 million, a decrease in other consulting spend of $1.9 million, a decrease in business related travel of $1.1 million and a decrease in marketing spend of $1.0 million, due to headcount reduction and cost savings measures put into place. These decreases were partially offset by $3.6 million in non-recurring consulting costs related to organizational strategy initiatives.

For the year ended December 31, 2023, the increase in sales and marketing expense primarily consisted of $11.0 million in employee-related costs including severance, stock compensation expense (related to accelerated vesting on an executive grant), and headcount realignment. This increase was partially offset by a decrease of $2.1 million in advertising spend, $1.2 million reduced spend on conferences and tradeshows. Sales and marketing expense also decreased as there was no non-cash compensation in the current year related to the SilverCloud acquisition, and there was a charge of $2.2 million in the prior year due to the settlement of the SilverCloud bonus escrow award in 2022.

Total sales and marketing employee headcount decreased to 180 on December 31, 2024, as compared to 304 on December 31, 2023 and 291 on December 31, 2022.

General and Administrative Expenses

For the year ended December 31, 2024, the decrease in general and administrative expense was driven by a decrease in employee-related costs of $9.6 million. The employee related costs were driven primarily by the decrease in stock compensation expense as higher value historic awards had become fully expensed, as well as headcount reductions. In addition, insurance costs decreased by $2.3 million and consulting spend decreased $2.9 million. There were also decreases of $0.8 million in business related travel and $1.2 million in third-party software costs. The reduction in spend was due to cost savings measures put into place. These decreases were partially offset by $5.0 million in non-recurring consulting costs related to organizational strategy initiatives and $7.1 million in bad debt mainly driven by service interruptions in third-party providers.

For the year ended December 31, 2023, the decrease in general and administrative expense was driven by a decrease of $6.0 million in legal costs mainly due to the Teladoc litigation settlement in the second quarter of 2022. There was no non-cash compensation or earnout adjustment in the current year, while there were total charges of $6.5 million in the prior year, due to the settlement of the SilverCloud bonus escrow awards and the SilverCloud revenue earnout in 2022. Due to a reduction in headcount employee related expenses decreased by $2.5 million and recruiting and new hire costs decrease $0.9 million. There was also a decrease in insurance costs of $2.9 million.

General and administrative expenses, excluding the decrease in stock-based compensation, are expected to decrease in 2025 and then remain relatively flat in future periods as we have now recognized the impact of many strategic transformation costs.

Total general and administrative employee headcount decreased to 189 on December 31, 2024, as compared to 229 on December 31, 2023 and 248 on December 31, 2022.

Depreciation and Amortization Expense

Depreciation expense declined $0.3 million from the year ended December 31, 2024 as assets from prior years have become fully depreciated. Amortization expense increased by $1.8 million for the year ended December 31, 2024. The increase in amortization was related to the amortization of the internally developed software intangible assets that had a full year of amortization.

Depreciation expense remained consistent for the year ended December 31, 2023. Amortization expense increased by $6.2 million for the year ended December 31, 2023. The increase in amortization was related to the amortization of the internally developed software intangible assets.

Goodwill Impairment

During the year ended December 31, 2023, the goodwill was fully impaired by $436.5 million as a result of sustained decreases in the Company's publicly quoted share price and market capitalization.

Interest Income and Other Income (Expense), net

For the year ended December 31, 2024, interest income and other expenses consist primarily of interest income and gains from our cash equivalents. The decrease in interest income is due to a reduction in our cash equivalents, which were invested in money market securities yielding a lower rate of return for the majority of 2024.

For the year ended December 31, 2023, interest income and other expenses consist primarily of interest income and gains from our cash equivalents and short-term investments, the increase in interest income is due to the increase in interest rates on investments held during the year (investments matured just prior to December 31, 2023).

(Expense) Benefit from Income Taxes

Income tax expense was $2.8 million for the year ended December 31, 2024, compared to income tax expense of $3.9 million for the year ended December 31, 2023. The decrease in the expense is primarily due to an decrease in foreign tax expense.

Income tax expense was $3.9 million for the year ended December 31, 2023, compared to income tax expense of $0.1 million for the year ended December 31, 2022. The increase in the expense is primarily due to an increase in foreign tax expense.

Loss from Equity Method Investment

The Company and Cleveland Clinic partnered to form a joint venture, under the name CCAW, JV LLC, to provide broad access to comprehensive and high acuity care services via digital care. The Company does not have a controlling financial interest in CCAW, JV LLC, but it does have the ability to exercise significant influence over the operating and financial policies of CCAW, JV LLC. Therefore, the Company accounts for its investments in CCAW, JV LLC using the equity method of accounting.

During the years ended December 31, 2024 and 2023, the Company recognized a loss of $3.1 million and $2.6 million as its proportionate share of the joint venture results of operations, respectively.

Liquidity and Capital Resources

The following table presents a summary of our cash flow activity for the periods set forth below:

	Years December 31,		
	2024	2023	2022
Consolidated Statements of Cash Flows Data:			
Net cash used in operating activities	$ (127,338)	$ (148,343)	$ (192,323)
Net cash used in investing activities	(18,652)	(19,168)	(11,630)
Net cash provided by (used in) financing activities	1,381	2,147	(3,612)
Total	$ (144,609)	$ (165,364)	$ (207,565)

Sources of Financing

Our principal sources of liquidity were cash and cash equivalents totaling $228.3 million as of December 31, 2024, which were held for a variety of growth initiatives and investments as well as working capital purposes. Our cash and cash equivalents are comprised of money market funds.

As shown in the accompanying consolidated financial statements, the Company incurred a loss from operations of $217.5 million and a net loss of $212.6 million for year ended December 31, 2024 and had an accumulated deficit of $1,965.9 million as of December 31, 2024.

The Company has no debt as of December 31, 2024 and expects to generate operating losses in future years.

We believe that our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months from the issuance date of the financial statements. Our future capital requirements will depend on many factors including our growth rate, contract renewal activity, number of consultations on our enterprise platform, the timing and extent of spending to support product development efforts, our expansion of sales and marketing activities, the introduction of new and enhanced services offerings, and the continuing market acceptance of digital care services. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies and intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition and results of operations would be adversely affected.

Cash Used in Operating Activities

For the year ended December 31, 2024, cash used in operating activities was $127.3 million. The primary driver of this use of cash was our net loss of $212.6 million. The net loss was reflective of the investments made back into the Company (from a technology and infrastructure perspective), partially offset by the overall growth of our business including expansion of business with existing clients and the addition of new strategic agreements. Cash used in operations reflects an increase in accounts receivable of $25.0 million which was primarily driven by service delays in third party providers. The net loss was

partially offset by non-cash expenses of $95.3 million (primarily stock-based compensation of $47.5 million and depreciation and amortization of $33.0 million).

For the year ended December 31, 2023, cash used in operating activities was $148.3 million. The primary driver of this use of cash was our net loss of $679.2 million. The net loss, excluding impairment charge, was reflective of the investments made back into the Company (from a technology and infrastructure perspective), partially offset by the overall growth of our business including expansion of business with existing clients. The net loss was partially offset by non-cash expenses of $546.3 million (primarily goodwill impairment of $436.5 million, stock-based compensation of $72.2 million and depreciation and amortization of $31.5 million).

For the year ended December 31, 2022, cash used in operating activities was $192.3 million. The primary driver of this use of cash was our net loss of $272.1 million. The net loss for the year was reflective of the investments made back into the Company (from both a personnel and technology perspective), partially offset by the overall growth of our business from expanded use of our enterprise software by existing clients through increased number of members they provided access to the enterprise software, increased number of programs, increased modules and increased volume of care delivered on our enterprise software by our clients' own providers. The net loss was partially offset by non-cash expenses of $107.8 million (primarily stock-based compensation of $67.7 million and depreciation and amortization of $26.2 million).

Cash Used in Investing Activities

Cash used in investing activities was $18.7 million for the year ended December 31, 2024. Cash used in investing activities consisted of $15.1 million of capitalized software development costs and a $3.4 million investment in the less than majority owned joint venture.

Cash used in investing activities was $19.2 million for the year ended December 31, 2023. Cash used in investing activities consisted of $15.1 million of capitalized software development costs, a $3.9 million investment in the less than majority owned joint venture, and purchases of investments of $390.0 million offset by $390.0 million in proceeds from maturities of investments

Cash used in investing activities was $11.6 million for the year ended December 31, 2022. Cash used in investing activities consisted of a $2.0 million investment in the CCAW, JV LLC joint venture with Cleveland Clinic, $10.2 million of capitalized software development costs, $0.3 million in the purchases of property and equipment, and purchases of investments of $499.2 million offset by $500.0 million in proceeds from maturities of investments.

Cash Provided by (Used in) Financing Activities

Cash provided by financing activities for the year ended December 31, 2024, was $1.4 million. Cash provided by financing activities consisted of $1.4 million of proceeds from the exercise of employee stock options and employee stock purchase plan.

Cash provided by financing activities for the year ended December 31, 2023, was $2.1 million. Cash provided by financing activities consisted of $2.7 million of proceeds from the exercise of employee stock options and employee stock purchase plan, offset by $0.6 in the repurchase of stock to cover tax withholding obligations upon vesting of restricted stock units.

Cash used in financing activities for the year ended December 31, 2022, was $3.6 million. Cash used in financing activities consisted of the payment of the Conversa integration earnout of $11.8 million, partially offset by $8.2 million of proceeds from the exercise of employee stock options and employee stock purchase plan.

Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2024:

| | Payment Due by Period | | | | |
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
Operating Leases	$ 8,303	$ 3,763	$ 4,540	$ —	$ —
Purchase Obligations	$ 39,530	16,088	23,442	—	—
Total	$ 47,833	$ 19,851	$ 27,982	$ —	$ —

Our existing office and hosting facilities lease agreements provide us with the option to renew and generally provide for rental payments on a graduated basis. Our future operating lease obligations would change if we entered into additional operating lease agreements as we expand our operations and if we exercised the office and hosting facilities lease options. The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions and the approximate timing of the transaction. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

During the periods presented, we did not have, nor do we currently have, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are therefore not exposed to the financing, liquidity, market or credit risk that could arise if we had engaged in those types of relationships.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience, current business factors, and various other assumptions that the Company believes are necessary to consider to form a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses, and the disclosure of contingent assets and liabilities. The Company is subject to uncertainties such as the impact of future events, economic and political factors, and changes in the Company's business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company's consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company's operating environment evolves.

Changes in estimates are made when circumstances warrant. Such changes in estimates are reflected in the reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, revenue recognition, business combinations, goodwill and intangible assets and stock-based compensation.

We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates. See Note 2 to our consolidated financial statements appearing at the end of this Annual Report for a description of our other significant accounting policies.

Revenue Recognition

The Company generates revenue from contracts with clients who purchase access to the Company's enterprise platform and software as a service. The Company also provides implementation and post go-live professional services for its enterprise platform and software as a service.

Access to the enterprise platform, includes the ability for clients to access the AMG network of medical professionals, as well as, in certain cases, support and maintenance and other professional services. The typical contract term is three years. Most of the Company's contracts are non-cancelable over the contractual term. Clients typically have the right to terminate their contracts for cause if the Company fails to perform in accordance with the contractual terms.

For clients who purchase access to the enterprise platform, the Company hosts a dedicated instance of the enterprise platform, white-labeled under the client's own name, branding, and with customized workflows and operating choices. Certain implementation services are required in order for the client to drive its intended benefit. These implementation services generally span several months and are not performed by another entity.

We recognize revenue from contracts with clients using the five-step method described in Note 2 in our consolidated financial statements. At contract inception, we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We combine contracts entered into at or near the same time with the same client if we determine that the contracts are negotiated as a

package with a single commercial objective; the amount of consideration to be paid in one contract depends on the price or performance of the other contract; or the services promised in the contracts are a single performance obligation.

In general, we satisfy the majority of our performance obligations over time as we transfer the promised services to our clients. We review the contract terms and conditions to evaluate the timing and amount of revenue recognition; the related contract balances; and our remaining performance obligations. These evaluations require significant judgment around the proper identification of performance obligations, which could affect the timing and amount of revenue recognized.

Deferred revenues consist of the unearned portion of billed fees for our enterprise platform and software as a service access fees and related services, which is subsequently recognized as revenue in accordance with our revenue recognition policy. The Company estimates the amount of revenue it expects to recognize during the twelve-month period following the financial statement date which is recorded as current deferred revenue and the remaining portion is recorded as noncurrent.

Intangible Assets

Amortization of acquired intangible assets is the result of historical acquisitions. As a result of these transactions, contractor and customer relationships, acquired technology, and trade name were identified as intangible assets, and are amortized over their estimated useful lives.

When there is a triggering event the Company assesses the potential impact on its definite-lived intangibles and other long-lived assets. To test intangible assets for impairment the Company performs an undiscounted cash flow analysis to establish fair value. The significant estimates used in fair value methodology, which are based on Level 3 inputs, include the Company's expectations for future operations and projected cash flows, including revenue, gross margin and operating expenses. Reasonably possible changes in those assumptions could result in non-cash impairment charges in the future.

Stock-Based Compensation

We measure all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognize the corresponding compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. We generally issue stock options, restricted stock units ("RSU's") and performance-based market condition share awards ("PSU's") to employees. Stock options and RSUs only have service-based vesting conditions and the Company records the expense for these awards using the straight-line method. PSUs have multiple tranches each with certain market capitalization or stock price milestones and service-based vesting conditions. The Company records the expense for these awards over the estimated life of each tranche

We estimate the fair value of each stock option grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield. The assumptions and estimates are as follows:

- *Fair Value of Class A Common Stock*—Following our IPO, we rely on the closing price of our Class A common stock as reported on the date of grant to determine the fair value of our Class A common stock, as shares of our Class A common stock are traded in the public market.

- *Expected Term*—The expected term represents the period that the stock-based awards are expected to be outstanding. We determine the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options. For stock options granted to non-employees, the expected term equals the remaining contractual term of the option from the vesting date.

- *Expected Volatility*—As we have limited trading history for our common stock, the expected volatility was estimated by taking the average historic price volatility for industry peers, consisting of several public companies in our industry that are either similar in size, stage, or financial leverage, over a period equivalent to the expected term of the awards.

- *Risk-Free Interest Rate*—The risk-free interest rate is calculated using the average of the published interest rates of U.S. Treasury zero-coupon issues with maturities that are commensurate with the expected term.

- *Dividend Yield*—The dividend yield assumption is zero, as we have no history of, or plans to make, dividend payments.

The fair value of the PSUs is estimated using a Monte-Carlo valuation simulation. Similar to stock options, the Company estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

Recently Issued and Adopted Accounting Pronouncements

Refer to Note 2 of our consolidated financial statements included elsewhere in this Annual Report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this Annual Report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We had cash and cash equivalents totaling $228.3 million, $372.0 million, and $538.5 million as of December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, 2023 and 2022 the Company held no investments. The cash and cash equivalents are held for investment in our business operations and working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes. All our investments are denominated in U.S. dollars.

We do not believe that an increase or decrease of 100 basis points in interest rates would have a material effect on our business, financial condition or results of operations. However, our cash equivalents are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Interest rates rose some in early 2024 but have started to decline may continue to decline in 2025. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates.

Fluctuations in the value of our money market funds caused by a change in interest rates (gains or losses on the carrying value) are recorded in other income and are realized only if we sell the underlying securities.

Foreign Currency Exchange Risk

To date, a substantial majority of our revenue from client arrangements has been denominated in U.S. dollars. We have limited operations outside the United States. As of December 31, 2024 the Company has a foreign subsidiary and branch in Israel, the functional currency for each is New Israel Shekel, and another foreign subsidiary in Colombia, the functional currency of this subsidiary is the U.S. dollar. In addition the Company has three foreign subsidiaries from the acquisition of SilverCloud, with functional currencies of the Euro, British pound and Australian dollars. The transactional activity for these entities in the years ended December 31, 2023 and 2024 was not considered significant. Accordingly, we believe we do not have a material exposure to foreign currency risk. As our international operations expand, it will increase our exposure to foreign currency exchange risk in the future.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last two years. However, the U.S. economy has experienced and is continuing to experience high rates of inflation, and such inflation risk may continue in 2025. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition or results of operations.

Item 8. Financial Statements and Supplementary Data.

The financial statements required to be filed pursuant to this Item 8 are appended to this Annual Report on Form 10-K, which financial statements are incorporated by reference in response to this Item 8. An index of those financial statements is found in "Item 15. Exhibits and Financial Statement Schedules" of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2024. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective at a reasonable assurance level. Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, including controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework* (2013). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2024 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Insider Trading Arrangements

During the three months ended December 31, 2024, none of our officers and directors adopted or terminated any Rule 10b5-1 trading arrangement.

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by our directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and applicable listing standards. Our Insider Trading Policy is filed as Exhibit 19.1 of this Annual Report. In addition, it is our policy to comply with applicable securities laws when we engage in transactions in our securities.

Item 9C. Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item 10 will be included in our Definitive Proxy Statement to be filed with the SEC with respect to our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this Item 11 will be included in our Definitive Proxy Statement to be filed with the SEC with respect to our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item 12 will be included in our Definitive Proxy Statement to be filed with the SEC with respect to our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item 13 will be included in our Definitive Proxy Statement to be filed with the SEC with respect to our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information required by this Item 14 will be included in our Definitive Proxy Statement to be filed with the SEC with respect to our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(1) *Consolidated Financial Statements.* For a list of the financial statements included herein, see Index to the Consolidated Financial Statements on page F-1 of this Annual Report on Form 10-K, incorporated into this Item by reference.

(2) *Consolidated Financial Statement Schedules.* Financial statement schedules have been omitted because they are either not required or not applicable or the information is included in the consolidated financial statements or the notes thereto.

(3) *Exhibits.* The exhibits listed below are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Number	Description	Incorporation by Reference			
		Form	File Number	Exhibit Number	Filing Date
3.1	Amended and Restated Certificate of Incorporation	S-1	333-248309	3.1	August 24, 2020
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation	8-K	001-39515	3.1	July 15, 2024
3.3	By-Laws	S-1	333-248309	3.2	August 24, 2020
4.1	Form of Common Stock Certificate	S-1	333-248309	4.1	August 24, 2020
4.2	Second Amended and Restated Investors' Rights Agreement, dated October 8, 2010	S-1	333-248309	4.2	August 24, 2020
4.3	Amendment No. 1 to Second Amended and Restated Investors' Rights Agreement, dated November 1, 2016	S-1	333-248309	4.3	August 24, 2020
4.4	Amendment No. 2 to Second Amended and Restated Investors' Rights Agreement, dated May 29, 2018	S-1	333-248309	4.4	August 24, 2020
4.5	Amendment No. 3 to Second Amended and Restated Investors' Rights Agreement, dated September 5, 2019	S-1	333-248309	4.5	August 24, 2020
4.6	Amendment No. 5 and Joinder to Second Amended and Restated Investors' Rights Agreement, dated September 21, 2020	8-K	001-39515	10.1	September 22, 2020
4.7	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	10-K	001-39515	4.7	March 26, 2021
10.1#	Amended and Restated 2006 Employee, Director and Consultant Stock Plan, as amended	S-1	333-248309	10.1	August 24, 2020
10.2#	2020 Equity Incentive Plan	S-1	333-248309	10.5	August 24, 2020
10.3†	Master Services Agreement, dated January 1, 2023, by and among American Well Corporation and Elevance Health, Inc.	8-K	001-39515	10.1	December 1, 2022
10.4†	Statement of Work, dated as of November 28, 2022, by and between American Well Corporation and Elevance Health, Inc.	8-K	001-39515	10.2	December 1, 2022
10.5†	Provider Agreement, dated as of November 28, 2022, by and between Blue Cross of California doing business as Anthem Blue Cross and Online Care Group, P.C.	8-K	001-39515	10.3	December 1, 2022

10.6†	Provider Agreement, dated as of November 28, 2022, by and among Rocky Mountain Hospital and Medical Service, Inc., doing business as Anthem Blue Cross and Blue Shield and HMO Colorado, Inc. doing business as HMO Colorado, Anthem Health Plans, Inc. doing business as Anthem Blue Cross and Blue Shield, Anthem Insurance Companies, Inc. and Blue Cross Blue Shield Healthcare Plan of Georgia, Inc. d/b/a Anthem Blue Cross and Blue Shield, Anthem Insurance Companies, Inc. doing business as Anthem Blue Cross and Blue Shield, Anthem Health Plans of Kentucky, Inc. d/b/a Anthem Blue Cross and Blue Shield, Anthem Health Plans of Maine, Inc. doing business as Anthem Blue Cross and Blue Shield, RightCHOICE Managed Care, Inc., Anthem Health Plans of New Hampshire, Inc. doing business as Anthem Blue Cross and Blue Shield and Matthew Thornton Health Plan, Inc., Rocky Mountain Hospital and Medical Service, Inc. doing business as Anthem Blue Cross and Blue Shield and HMO Colorado, Inc. doing business as HMO Nevada, Empire Health Choice HMO, Inc. (d/b/a Empire BlueCross BlueShield HMO or Empire Blue Cross HMO) and Empire Health Choice Assurance, Inc. (d/b/a Empire BlueCross BlueShield or Empire Blue Cross), Community Insurance Company doing business as Anthem Blue Cross and Blue Shield, Anthem Health Plans of Virginia, Inc. doing business as Anthem Blue Cross and Blue Shield, Blue Cross Blue Shield of Wisconsin doing business as Anthem Blue Cross and Blue Shield and Online Care Group, P.C.	8-K	001-39515	10.4	December 1, 2022
10.7	Joint Venture Formation and Limited Liability Company Investment Agreement National Telehealth Network, LLC, dated December 20, 2012, between SellCore, Inc. and American Well Corporation	S-1	333-248309	10.11	August 24, 2020
10.8	Amendment No. 1 to the Joint Venture Formation and Limited Liability Company Investment Agreement National Telehealth Network, LLC, dated January 1, 2016, between SellCore, Inc. and American Well Corporation	S-1	333-248309	10.12	August 24, 2020
10.9	Form of Indemnification Agreement	S-1	333-248309	10.19	August 24, 2020
10.10#	Employment Agreement between American Well Corporation and Ido Schoenberg, dated June 18, 2020	S-1	333-248309	10.20	August 24, 2020
10.12	Amendment No 1 to the MSA Agreement, dated October 20, 2023, between Elevance Health, Inc and American Well Corporation	10-Q	001-39515	10.1	November 1, 2023
10.13#	2020 Employee Stock Purchase Plan	S-1	333-248309	10.23	August 24, 2020
10.14#	Restricted Stock Unit Agreement between American Well Corporation and Ido Schoenberg, dated June 18, 2020	S-1	333-248309	10.24	August 24, 2020
10.15#	Restricted Stock Unit Agreement between American Well Corporation and Roy Schoenberg, dated June 18, 2020	S-1	333-248309	10.25	August 24, 2020
10.16#†	Business Support Agreement, dated February 25, 2013, by and among National Telehealth Network, LLC and Online Care Network P.C. and, as to certain sections, Peter Antall, M.D.	S-1	333-248309	10.26	August 24, 2020

10.17#	Amendment No. 6 to the Business Support Agreement, dated August 1, 2017, by and among National Telehealth Network, LLC and Online Care Network P.C.	S-1	333-248309	10.27	August 24, 2020
10.18#†	Business Support Subcontractor Services Agreement, dated February 25, 2013, by and among National Telehealth Network, LLC and American Well Corporation	S-1	333-248309	10.28	August 24, 2020
10.19#	Amendment No. 4 to the Business Support Subcontractor Services Agreement, dated August 1, 2017, by and among National Telehealth Network, LLC and American Well Corporation	S-1	333-248309	10.29	August 24, 2020
10.20#	Notice of Restricted Stock Unit Agreement	10-K	001-39515	10.20	February 15, 2024
10.21#§	Employment Agreement between American Well Corporation and Kurt Knight, dated August 26, 2020	S-1	333-248309	10.34	August 24, 2020
10.22#	Notice of Restricted Stock Unit Agreement and PSU Forfeiture	10-K	001-39515	10.22	February 15, 2024
10.23#§	Employment Agreement between American Well Corporation and Phyllis Gotlib, dated January 1, 2018	S-1	333-252047	10.29	January 12, 2021
10.24#	Employment Agreement between American Well Corporation and Vaughn Paunovich, dated May 19, 2022	10-Q	001-39515	10.1	May 3, 2023
10.25#	Employment Agreement between American Well Corporation and Robert Shepardson, dated September 15, 2021	8-K	001-39515	10.1	September 21, 2021
10.26#	Addendum to Employment Agreement between American Well Corporation and Ido Schoenberg, dated June 29, 2021	10-Q	001-39515	10.39	November 12, 2021
10.27#	Non-Employee Director Compensation Policy	10-K	001-39515	10.36	March 26, 2021
10.28#	2020 Employee Stock Purchase Plan Sub-Plan for Israeli Participants	10-K	001-39515	10.37	March 26, 2021
10.29#	Form of PSU Award Agreement 2023	10-Q	001-39515	10.2	November 1, 2023
10.30#	Sub Plan to the 2020 Equity Incentive Plan Republic of Ireland and the United Kingdom	10-K	001-39515	10.39	February 28, 2022
10.31#	American Well Corporation Non-Employee Director Compensation Policy	10-Q	001-39515	10.2	May 3, 2023
10.32#	American Well Corporation Sub Plan to the 2020 Employee Stock Purchase Plan Republic of Ireland and the United Kingdom, dated February 8, 2022	10-K	001-39515	10.41	February 28, 2022
10.33#	Form of PSU Award Agreement	10-Q	001-39515	10.1	May 10, 2022
10.34#	Amendment to the 2020 Employee Stock Purchase Plan	10-Q	001-39515	10.2	May 10, 2022
10.35#	Employment Agreement between American Well Corporation and Phyllis Gotlib, dated April 8, 2022	8-K	001-39515	10.1	August 5, 2022
10.36#	Performance Share Unit Agreement between American Well Corporation and Ido Schoenberg, dated May 11, 2022	10-Q	001-39515	10.3	August 5, 2022

10.37#	Performance Share Unit Agreement between American Well Corporation and Roy Schoenberg, dated May 11, 2022	10-Q	001-39515	10.4	August 5, 2022
10.38#	Amendment No. 1 Employment Agreement by and between Kurt Knight and American Well Corporation, dated August 26, 2020	10-Q	001-39515	10.1	November 8, 2022
10.39#	Amendment No. 1 Employment Agreement by and between Robert Shepardson and American Well Corporation, dated September 15, 2021	10-Q	001-39515	10.2	November 8, 2022
10.40#	Amendment No. 1 Employment Agreement by and between Phyllis Gotlib and American Well Corporation, dated April 8, 2022	10-Q	001-39515	10.3	November 8, 2022
10.41#	Amendment No 1 to the MSA Agreement, dated October 20, 2023 between Elevance Health, Inc. and American Well Corporation	10-Q	001-39515	10.1	November 1, 2023
10.42#	Form of PSU Award Agreement 2023	10-Q	001-39515	10.2	November 1, 2023
10.43#	Transition Agreement between American Well Corporation and Dr. Roy Schoenberg, dated June 13, 2024	8-K	001-39515	10.1	June 13, 2024
10.44#	Amended and Restated Employment Agreement between American Well Corporation and Dr. Roy Schoenberg, dated June 13, 2024	8-K	001-39515	10.2	June 13, 2024
10.45#	Employment Agreement between American Well Corporation and Kathy Weiler, dated April 17, 2023	10-Q	001-39515	10.3	July 31, 2024
10.46#	Amendment to Employment Agreement between American Well Corporation and Kathy Weiler, dated August 16, 2024	8-K	001-39515	10.1	August 22, 2024
10.47#	Employment Agreement between American Well Corporation and Mark Hirschhorn, dated October 14, 2024	8-K	001-39515	10.1	October 15, 2024
10.48#	Form of Executive Retention Letter	10-Q	001-39515	10.3	October 30, 2024
10.49#	Amendment to Employment Agreement between American Well Corporation and Mark Hirschhorn, dated December 17, 2024	8-K	001-39515	10.1	December 18, 2024
10.50#	Separation Agreement between American Well Corporation and Kathy Weiler, dated December 17, 2024	8-K	001-39515	10.2	December 18, 2024
10.51#	American Well Corporation Inducement Plan	8-K	001-39515	10.1	October 25, 2024
10.52#	Non-Employee Director Compensation Policy	10-Q	001-39515	10.1	May 1, 2024
10.53#	Asset Purchase Agreement among American Well Corporation, Aligned Telehealth, LLC and Avel eCare, LLC	8-K	001-39515	10.1	January 10, 2025
19.1*	Insider Trading Policy				
21.1*	Subsidiaries				
23.1*	Consent of Independent Registered Public Accounting Firm				
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities				

	Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
97.1	Policy Regarding Recovery of Erroneously Awarded Compensation	10-K	001-39515	97.1	February 15, 2024
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.				
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents				
104	Cover page formatted as Inline XBRL and contained in Exhibit 101				

* Filed herewith.
\# Indicates a management contract or compensatory plan
† Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(a)(6) and Item 601(b)(10).
§ Exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be provided on a supplemental basis to the Securities and Exchange Commission upon request.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Well Corporation

Date: February 12, 2025   By: _____/s/ Ido Schoenberg, MD_____

                                                              Ido Schoenberg
                                                              Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Ido Schoenberg, MD Ido Schoenberg	Chief Executive Officer (principal executive officer)	February 12, 2025
/s/ Mark Hirschhorn Mark Hirschhorn	Chief Financial Officer (principal financial officer)	February 12, 2025
/s/ Paul McNeice Paul McNeice	Chief Accounting Officer (principal accounting officer)	February 12, 2025
/s/ Roy Schoenberg, MD, MPH Roy Schoenberg	Director	February 12, 2025
/s/ Rivka Goldwasser Rivka Goldwasser	Director	February 12, 2025
/s/ Stephen Schlegel Stephen Schlegel	Director	February 12, 2025
/s/ Dr. Peter Slavin Dr. Peter Slavin	Director	February 12, 2025
/s/ Derek Ross Derek Ross	Director	February 12, 2025
/s/ Dr. Toby Cosgrove Toby Cosgrove	Director	February 12, 2025
/s/ Rob Webb Rob Webb	Director	February 12, 2025
/s/ Deborah Jackson Deborah Jackson	Director	February 12, 2025

[THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of American Well Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of American Well Corporation and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Platform Subscription and Visits

As described in Notes 1, 2 and 4 to the consolidated financial statements, the Company generates revenue primarily from contracts with clients who purchase subscriptions to access the Company's enterprise software. Clients can also purchase access to the Company's co-branded digital care practice hosted on the Company's shared services platform. The Company also generates revenue when either the enterprise digital care platform or the shared services platform is utilized to conduct a medical visit. The Company's revenue for platform subscription and visits was $232 million for the year ended December 31, 2024.

The principal considerations for our determination that performing procedures relating to revenue recognition for platform subscription and visits is a critical audit matter are a high degree of auditor effort in performing procedures and evaluating audit evidence related to accuracy and occurrence of revenue transactions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition, including controls over the accuracy and occurrence of revenue transactions. These procedures also included, among others, evaluating the accuracy and occurrence of a sample of revenue transactions by obtaining and inspecting source documents, including sales contracts, project access approvals, medical records and cash receipts from customers, when applicable.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 12, 2025

We have served as the Company's auditor since 2016.

AMERICAN WELL CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

		As of December 31,		
		2024		**2023**
Assets				
Current assets:				
Cash and cash equivalents	$	228,316	$	372,038
Accounts receivable ($616 and $1,626, from related parties and net of allowances of $7,236 and $2,291, respectively)		71,885		54,146
Inventories		2,858		6,652
Deferred contract acquisition costs		2,513		2,262
Prepaid expenses and other current assets		11,421		14,484
Total current assets		316,993		449,582
Restricted cash		795		795
Property and equipment, net		376		572
Intangibles assets, net		101,538		120,248
Operating lease right-of-use asset		7,203		10,453
Deferred contract acquisition costs, net of current portion		5,350		4,792
Other assets		2,213		2,083
Investment in minority owned joint venture (Note 2)		1,500		1,180
Total assets	$	435,968	$	589,705
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	5,015	$	4,864
Accrued expenses and other current liabilities		49,326		38,988
Operating lease liability, current		3,690		3,580
Deferred revenue ($198 and $1,286 from related parties, respectively)		53,232		46,365
Total current liabilities		111,263		93,797
Other long-term liabilities		1,170		1,425
Operating lease liability, net of current portion		4,511		8,206
Deferred revenue, net of current portion ($10 and $0 from related parties, respectively)		2,780		6,091
Total liabilities		119,724		109,519
Commitments and contingencies (Note 14)				
Stockholders' equity:				
Preferred stock, $0.01 par value; 100,000,000 shares authorized, no shares issued or outstanding as of December 31, 2024 and as of December 31, 2023		—		—
Common stock, $0.01 par value; 1,000,000,000 Class A shares authorized, 13,922,877 and 12,776,608 shares issued and outstanding, respectively; 100,000,000 Class B shares authorized, 1,369,518 shares issued and outstanding; 200,000,000 Class C shares authorized 277,777 issued and outstanding as of December 31, 2024 and as of December 31, 2023		156		145
Additional paid-in capital		2,286,380		2,237,502
Accumulated other comprehensive income (loss)		(15,840)		(15,650)
Accumulated deficit		(1,965,924)		(1,757,778)
Total American Well Corporation stockholders' equity		304,772		464,219
Non-controlling interest		11,472		15,967
Total stockholders' equity		316,244		480,186
Total liabilities and stockholders' equity	$	435,968	$	589,705

The accompanying notes are an integral part of these consolidated financial statements.

		Years Ended December 31,				
		2024		**2023**		**2022**
Revenue						
($3,165, $3,859 and $4,544 from related parties, respectively)	$	254,364	$	259,047	$	277,190
Costs and operating expenses:						
Costs of revenue, excluding depreciation and amortization of intangible assets		155,412		164,287		160,422
Research and development		86,065		105,827		138,487
Sales and marketing		76,272		86,460		81,628
General and administrative		121,174		126,645		146,353
Depreciation and amortization expense		32,975		31,492		26,153
Goodwill impairment		—		436,479		—
Total costs and operating expenses		471,898		951,190		553,043
Loss from operations		(217,534)		(692,143)		(275,853)
Interest income and other income (expense), net		10,757		19,422		6,123
Loss before expense from income taxes and loss from equity method investment		(206,777)		(672,721)		(269,730)
Expense from income taxes		(2,751)		(3,860)		(64)
Loss from equity method investment		(3,110)		(2,590)		(2,278)
Net loss		(212,638)		(679,171)		(272,072)
Net loss attributable to non-controlling interest		(4,495)		(4,007)		(1,643)
Net loss attributable to American Well Corporation	$	(208,143)	$	(675,164)	$	(270,429)
Net loss per share attributable to common stockholders, basic and diluted	$	(13.88)	$	(47.50)	$	(19.72)
Weighted-average common shares outstanding, basic and diluted		14,999,590		14,212,505		13,712,290
Net loss	$	(212,638)	$	(679,171)	$	(272,072)
Other comprehensive income (loss), net of tax:						
Foreign currency translation		(190)		1,319		(10,616)
Comprehensive loss		(212,828)		(677,852)		(282,688)
Less: Comprehensive loss attributable to non-controlling interest		(4,495)		(4,007)		(1,643)
Comprehensive loss attributable to American Well Corporation	$	(208,333)	$	(673,845)	$	(281,045)

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN WELL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share amounts)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	American Well Corporation Stockholders' Equity	Noncontrolling Interest	Total Stockholders' Equity
Balances as of December 31, 2021	13,093,411	$ 132	$ 2,056,763	$ (6,353)	$ (811,284)	$ 1,239,258	$ 21,617	$ 1,260,875
Exercise of common stock options	134,515	1	5,665	—	—	5,666	—	5,666
Vesting of restricted stock units	268,577	3	(3)	—	—	—	—	—
Shares withheld related to net share settlement and retired treasury stock	(4,250)	—	(45)	—	(315)	(360)	—	(360)
Issuance of stock under employee stock purchase plan	35,168	—	2,503	—	—	2,503	—	2,503
Issuance of common stock related to Conversa earn-out settlement	51,048	1	4,297	—	—	4,298	—	4,298
Issuance of common stock related to SilverCloud earn-out settlement	247,992	2	12,943	—	—	12,945	—	12,945
Issuance of stock related to SilverCloud bonus escrow	30,330	—	295	—	—	295	—	295
Receipt of Section 16(b) disgorgement	—	—	295	—	—	295	—	295
Stock-based compensation expense	—	—	69,144	—	—	69,144	—	69,144
Capital contributed by selling shareholders of acquired businesses	—	—	11,173	—	—	11,173	—	11,173
Currency translation adjustment	—	—	—	(10,616)	—	(10,616)	—	(10,616)
Net loss	—	—	—	—	(270,429)	(270,429)	(1,643)	(272,072)
Balances as of December 31, 2022	13,856,791	$ 139	$ 2,162,735	$ (16,969)	$ (1,082,028)	$ 1,063,877	$ 19,974	$ 1,083,851
Exercise of common stock options	14,329	—	569	—	—	569	—	569
Vesting of restricted stock units	504,815	5	(5)	—	—	—	—	—
Shares withheld related to net share settlement and retired treasury stock	(13,248)	—	—	—	(586)	(586)	—	(586)
Issuance of stock under employee stock purchase plan	61,216	1	2,163	—	—	2,164	—	2,164
Stock-based compensation expense	—	—	72,040	—	—	72,040	—	72,040
Currency translation adjustment	—	—	—	1,319	—	1,319	—	1,319
Net loss	—	—	—	—	(675,164)	(675,164)	(4,007)	(679,171)
Balances as of December 31, 2023	14,423,903	$ 145	$ 2,237,502	$ (15,650)	$ (1,757,778)	$ 464,219	$ 15,967	$ 480,186
Vesting of restricted stock units	1,031,080	10	(10)	—	—	—	—	—
Shares repurchased and retired	(338)	—	—	—	(3)	(3)	—	(3)
Issuance of stock under employee stock purchase plan	115,527	1	1,383	—	—	1,384	—	1,384
Stock-based compensation expense	—	—	47,505	—	—	47,505	—	47,505
Currency translation adjustment	—	—	—	(190)	—	(190)	—	(190)
Net loss	—	—	—	—	(208,143)	(208,143)	(4,495)	(212,638)
Balances as of December 31, 2024	15,570,172	$ 156	$ 2,286,380	$ (15,840)	$ (1,965,924)	$ 304,772	$ 11,472	$ 316,244

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN WELL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and per share amounts)

	Years Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net loss	$ (212,638)	$ (679,171)	$ (272,072)
Adjustments to reconcile net loss to net cash used in operating activities:			
Goodwill impairment	—	436,479	—
Depreciation and amortization expense	32,973	31,512	26,167
Provisions for credit losses	7,090	1,057	806
Inventory write-off	1,893	—	—
Amortization of deferred contract acquisition costs	2,457	2,261	1,684
Amortization of deferred contract fulfillment costs	459	432	620
Noncash compensation costs incurred by selling shareholders	—	—	11,139
Accretion of discounts on debt securities	—	(10,010)	—
Interest on debt securities	—	10,010	—
Stock-based compensation expense	47,542	72,246	67,675
Loss on equity method investment	3,110	2,590	2,278
Deferred income taxes	(243)	(242)	(2,524)
Changes in operating assets and liabilities, net of acquisition:			
Accounts receivable	(25,012)	3,248	(8,140)
Inventories	1,901	2,085	(1,207)
Deferred contract acquisition costs	(3,287)	(4,499)	(2,771)
Prepaid expenses and other current assets	2,601	4,694	(161)
Other assets	(217)	(76)	(235)
Accounts payable	159	(2,361)	(4,780)
Accrued expenses and other current liabilities	10,118	(15,139)	8,962
Other long-term liabilities	—	—	(25)
Deferred revenue	3,756	(3,459)	(19,739)
Net cash used in operating activities	(127,338)	(148,343)	(192,323)
Cash flows from investing activities:			
Purchases of property and equipment	(119)	(192)	(292)
Capitalized software development costs	(15,103)	(15,056)	(10,155)
Investment in less than majority owned joint venture	(3,430)	(3,920)	(1,960)
Purchases of investments	—	(389,990)	(499,223)
Proceeds from sales and maturities of investments	—	389,990	500,000
Net cash used in investing activities	(18,652)	(19,168)	(11,630)
Cash flows from financing activities:			
Proceeds from exercise of common stock options	—	569	5,740
Proceeds from employee stock purchase plan	1,384	2,164	2,503
Payments for the purchase of treasury stock	(3)	(586)	(360)
Proceeds from Section 16(b) disgorgement	—	—	295
Payment of contingent consideration	—	—	(11,790)
Net cash provided by (used in) financing activities	1,381	2,147	(3,612)
Effect of exchange rates changes on cash, cash equivalents, and restricted cash	887	(1,144)	(305)
Net decrease in cash, cash equivalents, and restricted cash	(143,722)	(166,508)	(207,870)
Cash, cash equivalents, and restricted cash at beginning of period	372,833	539,341	747,211
Cash, cash equivalents, and restricted cash at end of period	$ 229,111	$ 372,833	$ 539,341
Cash, cash equivalents, and restricted cash at end of period:			
Cash and cash equivalents	228,316	372,038	538,546
Restricted cash	795	795	795
Total cash, cash equivalents, and restricted cash at end of period	$ 229,111	$ 372,833	$ 539,341
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 4,105	$ 5,003	$ 1,723
Supplemental disclosure of non-cash investing and financing activities:			
Issuance of common stock in settlement of earnout	$ —	$ —	$ 17,243

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN WELL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

1. Organization and Description of Business

Description of Business

American Well Corporation (the "Company") was incorporated under the laws of the State of Delaware in June 2006. The Company is headquartered in Boston, Massachusetts. The Company is a leading enterprise platform and software company that enables the digital distribution and delivery of care for healthcare's key stakeholders. The Company's scalable technology is deployed at the enterprise level of clients, embeds into existing offerings and workflows, spans the continuum of care and enables the delivery of this care across a wide variety of clinical, retail, school and home settings.

Reverse Stock Split

On June 18, 2024, the Company's stockholders approved a reverse stock split of its Class A common stock, Class B common stock and Class C common stock (collectively, the "common stock") at a ratio ranging from 1-for-10 to 1-for-20, with the exact ratio determined by the Company's Board of Directors. On June 28, 2024, the Company's Board of Directors approved a 1-for-20 reverse stock split (Reverse Split) of its common stock that became effective on July 10, 2024. The Reverse Stock Split did not change the Company's authorized number of shares of common stock. The Reverse Stock Split did not change the par value of the common stock and, therefore the Company reclassified an amount equal to the reduction in the number of shares of common stock at par value to additional paid-in capital. No fractional shares were issued in connection with the Reverse Split, and stockholders who would otherwise have been entitled to receive a fractional share instead received a cash payment equal to the fraction of a share of common stock in lieu of such fractional share. Proportionate adjustments were made to the number of shares authorized under the Company's equity incentive plans, the number of shares subject to any award or purchase right under the Company's equity incentive plans, and the exercise price or purchase price with respect to any stock option award or purchase right under the Company's equity incentive plans, see Note 8. All shares of the Company's common stock, stock-based instruments and per-share data included in these consolidated financial statements have been retroactively adjusted as though the Reverse Stock Split has been effected prior to all periods presented.

Liquidity and Capital Resources

The accompanying consolidated financial statements have been prepared on the basis of continuity of operations, realization of assets, and the satisfaction of liabilities and commitments in the ordinary course of business. Through December 31, 2024, the Company has primarily funded its operations with proceeds from the initial public offering, the sales of convertible preferred stock and revenue from clients who purchase access to the enterprise platform and software as a service. On September 21, 2020 the Company closed on the initial public offering raising $822,267 in gross proceeds. On September 21, 2020 the Company closed on a private placement with Google raising $100,000 in gross proceeds. Since inception, the Company has incurred recurring losses. As of December 31, 2024, the Company had an accumulated deficit of $1,965,924. The Company expects to continue to generate operating losses for the near future.

The Company expects that its cash, cash equivalents and investments will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next twelve months.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of American Well Corporation, its wholly-owned subsidiaries, those of professional corporations, which represent variable interest entities in which American Well has an interest and is the primary beneficiary ("PC") (see Note 4) and National Telehealth Network ("NTN"), an entity in which American Well controls fifty percent or more of the voting shares (see Note 5). Intercompany accounts and transactions have been eliminated in consolidation.

For consolidated entities where American Well owns or is exposed to less than 100% of the economics, the net income (loss) attributable to noncontrolling interests is recorded in the consolidated statements of operations and comprehensive loss

equal to the percentage of the economic or ownership interest retained in each entity by the respective non-controlling party. The noncontrolling interests are presented as a separate component of stockholders' deficit in the consolidated balance sheets.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, revenue recognition, the estimated customer relationship period that is used in the amortization of deferred contract acquisition costs, the valuation of assets and liabilities acquired in business combinations, the useful lives of intangible assets, capitalization of software development costs and the valuation of share awards. The Company bases its estimates on historical experience, known trends, and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ from those estimates or assumptions.

Foreign Currency

The Company's reporting currency is the U.S. dollar. The Company determines the functional currency of each subsidiary based on the currency of the primary economic environment in which each subsidiary operates. Items included in the financial statements of such subsidiaries are measured using that functional currency.

Foreign currency denominated monetary assets and liabilities are remeasured into U.S. dollars at current exchange rates and foreign currency denominated nonmonetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Gains or losses from foreign currency remeasurement and settlements are included in interest income and other income (expense), net in the consolidated statements of operations and comprehensive loss. During the years ended December 31, 2024, 2023 and 2022 the Company's gains (losses) from foreign currency remeasurement and settlement were $0, $(11) and $(377).

Segment Information

The Company's chief operating decision maker (CODM), its Chief Executive Officer, is provided financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company operates and manages its business as one reportable and operating segment. In addition, substantially all of the Company's revenue and long-lived assets are attributable to operations in the United States for all periods presented.

Variable Interest Entities

The Company evaluates its ownership, contractual and other interests in entities to determine if it has any variable interest in a variable interest entity ("VIE"). These evaluations are complex and involve judgment. If the Company determines that an entity in which it holds a contractual or ownership interest is a VIE and that the Company is the primary beneficiary, the Company consolidates such entity in its consolidated financial statements. The primary beneficiary of a VIE is the party that meets both of the following criteria: (i) has the power to make decisions that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Management performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company's involvement with a VIE will cause the consolidation conclusion to change. Changes in consolidation status are applied prospectively.

Concentrations of Credit Risk and Significant Clients

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, investments and accounts receivable. The Company invests its excess cash with large financial institutions. Cash and cash equivalents are invested in highly rated money market funds. At times the Company's cash balances with individual banking institutions are in excess of federally insured limits. The Company's investments are invested in U.S. government agency bonds. The Company has not experienced any losses on its deposits of cash, cash equivalents or investments. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company performs ongoing assessments and credit evaluations of its clients to assess the collectability of the accounts based on a number of factors, including past transaction experience, age of the accounts receivable, review of the invoicing terms of the contracts, and recent communication with clients. The Company has not experienced significant credit losses from its accounts receivable.

As of December 31, 2024 two clients accounted for 47% and 13% of outstanding accounts receivable and as of December 31, 2023 one client accounted for 40% of outstanding accounts receivable. For the years ended December 31, 2024, 2023 and 2022, sales to one client represented 27%, 24% and 23% of the Company's total revenue, respectively.

Cash Equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less at the date of purchase to be cash equivalents.

Restricted Cash

As of December 31, 2024 and 2023, the Company maintained letters of credit totaling $795 and $795, respectively, for the benefit of the landlord of its leased property. The Company has classified $795 and $795 as non-current on its consolidated balance sheet as of December 31, 2024 and 2023, respectively.

Investments

The Company's investments are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) in total stockholders' equity (deficit). The Company has classified its available-for-sale investments as current assets on the consolidated balance sheet as these investments generally consist of highly marketable securities that are identified to be available to meet near-term cash requirements.

Realized gains and losses and declines in value determined to be other than temporary are based on the specific identification method and are included as a component of interest income and other income (expense), net in the consolidated statements of operations and comprehensive loss.

The Company periodically evaluates its investments for other-than-temporary impairment. When assessing investments for other-than-temporary declines in value, the Company considers such factors as, among other things, how significant the decline in value is as a percentage of the original cost, how long the market value of the investment has been less than its original cost, the Company's ability and intent to retain investment for a period of time sufficient to allow for any anticipated recovery in fair value and market conditions in general. If any adjustment to fair value reflects a decline in the value of the investment that the Company considers to be "other than temporary," the Company reduces the investment through a charge to the consolidated statement of operations and other comprehensive income (loss). No such adjustments were necessary during the periods presented.

As of December 31, 2024 and 2023, there were no investments that had been in a continuous loss position for more than 12 months.

Accounts Receivable, Net

Accounts receivable primarily consist of amounts billed currently due from clients. Accounts receivable are presented net of an allowance for credit losses, which is an estimate of amounts that may not be collectible. In determining the amount of the allowance at each reporting date, the Company makes judgments about general economic conditions, historical write-off experience and any specific risks identified in client collection matters, including the aging of unpaid accounts receivable and changes in client financial conditions. Account balances are written off after all means of collection are exhausted and the potential for non-recovery is determined to be probable. Adjustments to the allowance for credit losses are recorded as general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Inventories

The Company values all of its inventories, which consist primarily of raw material hardware components, at the lower of cost or net realizable value on a first-in, first-out basis ("FIFO"). Write-offs of potentially slow moving or damaged inventory are recorded through specific identification of obsolete or damaged material.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the useful life of the assets. Computer equipment is depreciated over three to four years. Computer software, furniture and fixtures and office equipment are depreciated over three years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Repairs and maintenance costs are expensed as incurred. When assets are sold or retired, the cost and related accumulated depreciation or amortization are removed from the accounts, with any resulting gain or loss recorded in the consolidated statements of operations and comprehensive loss.

Goodwill

The Company recognizes the excess of the purchase price over the fair value of identifiable net assets acquired as goodwill. Goodwill is not amortized but is tested for impairment annually on November 30 or more frequently if events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. These events include: (i) severe adverse industry or economic trends; (ii) significant company-specific actions, including exiting an activity in conjunction with restructuring of operations; (iii) current, historical or projected deterioration of our financial performance; or (iv) a sustained decrease in our market capitalization, as indicated by the Company's publicly quoted share price, below our net book value. Our goodwill impairment tests are performed at the enterprise level given our single reporting unit.

When testing goodwill for impairment, we have the option of first performing a qualitative assessment to determine whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount. If we elect to bypass the qualitative assessment, or if a qualitative assessment indicates it is more likely than not that carrying value exceeds its fair value, we perform a quantitative goodwill impairment test. Under the quantitative goodwill impairment test, if our reporting unit's carrying amount exceeds its fair value, we will record an impairment charge based on that difference. A charge is reported as impairment of goodwill in the consolidated statements of operations and comprehensive loss. In the year ended December 31, 2023 there was a full impairment of the goodwill balance. For details associated with the Company's goodwill impairment, see Note 11 - *Goodwill and Intangible Assets*.

Intangible Assets

Intangible assets acquired in a business combination are recognized at fair value using generally accepted valuation methods deemed appropriate for the type of intangible asset acquired and reported net of accumulated amortization, separately from goodwill. Finite-lived intangible assets, which primarily consist of customer relationships, contractor relationships, technology and trade name, are stated at historical cost and amortized over the assets' estimated useful lives. Intangible assets are re-evaluated whenever events or changes in circumstances indicate that their estimated useful lives may require updates and/or the carrying value of the related asset group may not be recoverable by its projected undiscounted cash flows. If the carrying value of the asset group is determined to be unrecoverable, an impairment charge would be recognized in an amount equal to the amount by which the carrying value of the asset group exceeds its fair value. During the year ended December 31, 2023 the Company concluded there was a triggering event and a recoverability test for intangible assets was performed. No impairment was identified as result of the recoverability test. The Company did not identify a triggering event during the year ended December 31, 2024. No impairments were identified during the year ended December 31, 2024, 2023 and 2022.

Impairment of Long-Lived Assets

Long-lived assets consist primarily of property and equipment and intangible assets. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets, among others. When testing for asset impairment, the Company groups assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts

of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than the asset's carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value. To date, the Company has not recorded any impairment losses on long-lived assets. No impairments were identified during the years ended December 31, 2024, 2023 and 2022.

Investment in Minority Owned Joint Venture

The Company and Cleveland Clinic partnered to form a joint venture, under the name CCAW, JV LLC, to provide broad access to comprehensive and high acuity care services via digital care. The Company does not have a controlling financial interest in CCAW, JV LLC, but it does have the ability to exercise significant influence over the operating and financial policies of CCAW, JV LLC. Therefore, the Company accounts for its investment in CCAW, JV LLC using the equity method of accounting. The joint venture is considered a variable interest entity under ASC 810-10, but the Company is not the primary beneficiary as it does not have the power to direct the activities of the joint venture that most significantly impact its performance. The Company's evaluation of ability to impact performance is based on Cleveland Clinic's managing directors and Cleveland Clinic's ability to appoint and remove the chairperson who has the ability to cast the tie breaking vote on the most significant activities.

During the year ended December 31, 2020, the Company contributed $2,940 as its initial investment for a 49% interest in CCAW, JV LLC. The agreement also requires aggregate total capital contributions by the Company up to an additional $11,800 in two phases, which is yet to be defined. During the years ended December 31, 2024, 2023 and 2022 the Company made a capital contribution of $3,430, $3,920 and $1,960, respectively, related to a portion of the phase one capital commitment. For the years ended December 31, 2024, 2023 and 2022, the Company recognized a loss of $3,110, $2,590 and $2,278 as its proportionate share of the joint ventures results of operations, respectively. Accordingly, the carrying value of the equity method investment as of December 31, 2024 and 2023 was $1,500 and $1,180, respectively.

Advertising Costs

Advertising costs are expensed as incurred and are included in sales and marketing expense in the consolidated statement of operations and comprehensive loss. For the years ended December 31, 2024, 2023 and 2022, the Company's advertising expenses were $3,935, $5,508 and $6,607, respectively.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses include payroll, employee benefits and other expenses associated with product development.

Internal-Use Software

The Company evaluates development costs incurred to develop functionality in connection with its internal-use software for capitalization. Qualifying costs incurred to develop internal-use software are capitalized when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and performed as intended. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Capitalized internal-use software costs are included in intangible assets on the consolidated balance sheet for the years ended December 31, 2024 and 2023. There were no impairment charges related to capitalized software development costs during the years ended December 31, 2024, 2023 and 2022. Capitalized software development costs are amortized using the straight-line method over an estimated useful life of three to five years.

Stock-Based Compensation

The Company measures all stock options and other stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options, restricted stock units ("RSU's") and performance-based market condition share awards ("PSU's") to employees. Stock options and RSUs only have service-based vesting conditions and the Company records the expense for these awards using the straight-line method. PSUs have multiple tranches each with certain market capitalization milestones

and service-based vesting conditions and the Company records the expense for these awards over the estimated life of each tranche.

The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award's recipient's payroll costs are classified.

The Company recognizes compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate, the Company has considered its historical experience to estimate pre-vesting forfeitures for service-based awards. The impact of a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual forfeiture rate is materially different from the Company's estimate, the Company may be required to record adjustments to stock-based compensation expense in future periods.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically had been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The fair value of the PSUs is estimated using a Monte-Carlo valuation simulation. Similar to stock options, the Company estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

Deferred Contract Acquisition Costs

The Company capitalizes sales commissions and certain parts of the Company bonus that are incremental to the acquisition of client contracts. These costs are recorded as deferred contract acquisition costs on the consolidated balance sheets. The Company determines whether costs should be deferred based on its sales compensation plans if the commissions are in fact incremental and would not have occurred absent the client contract.

Sales commissions are paid upon the initial acquisition of a contract and are amortized over an estimated period of benefit of five years. Amortization is recognized on a straight-line basis commensurate with the pattern of revenue recognition. The Company determined the period of benefit for commissions paid for the acquisition of initial contracts by taking into consideration the commitment term of the client contract, the nature of the Company's technology development life cycle, and an estimated client relationship period. Amortization of deferred contract acquisition costs is included in sales and marketing expenses in the accompanying consolidated statements of operations and comprehensive loss.

The Company reviews these deferred costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit of these deferred contract acquisition costs. There were no impairment losses recorded during the periods presented.

Deferred Contract Fulfillment Costs

The Company capitalizes costs to fulfill contracts with clients in "Prepaid expenses and other current assets" and "Other assets" on its consolidated balance sheet. The Company amortizes these costs to cost of revenue in the consolidated statement of operations and comprehensive loss consistent with the revenue recognition of the performance obligations in the associated contracts. The Company assesses these costs for impairment at the end of each reporting period. There were no impairment losses recorded during the periods presented.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders' equity (deficit) that result from transactions and economic events other than those with stockholders.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company's tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income, and to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. The potential for recovery of deferred tax assets is evaluated by considering taxable income in carryback years, existing taxable temporary differences, prudent and feasible tax planning strategies and estimating the future taxable profits.

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Net Loss per Share

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net loss attributable to common stockholders is computed by adjusting net losses attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, including potential dilutive common shares.

The Company's convertible preferred stock contractually entitles the holders of such shares to participate in dividends, but contractually does not require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued, as their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2024, 2023 and 2022.

Revenue Recognition

Platform subscription

The Company generates revenue primarily from contracts with clients who purchase subscriptions to access the Company's enterprise platform and software as a service which includes access to the Company's affiliated medical group.

The Company's clients do not have the right to take possession of the Company's software operating its digital care platform at any time. Instead, clients are granted access to the Company's platform over the contractual period. Access to the platform, including the stand ready obligation to provide access to the affiliated medical group, represents a series of distinct services as the Company continually provides access to and fulfills its obligation to the client over the contract term. The typical contract term is three years. Most of the Company's contracts are non-cancelable over the contractual term. Clients typically have the right to terminate their contracts for cause if the Company fails to perform in accordance with the contractual terms.

For clients who purchase access to the enterprise platform and software as a service (the "Amwell Platform"), the Company hosts a dedicated instance of the Amwell Platform, brandable by the client, with customized workflows and

operating choices. The implementation services for the Amwell Platform are not distinct within the context of the contract because the Company's promise to perform the implementation services are not separately identifiable from the access to the Amwell Platform. The implementation services, which customize the client's Amwell Platform, are integral to the client's ability to derive its intended benefit from the Amwell Platform. The development and implementation services generally span several months and cannot be performed by another entity. Therefore, access to the Amwell Platform and the implementation services are bundled together and represent a single performance obligation. The fixed consideration related to the single performance obligation is generally recognized on a straight-line basis over the contract term beginning on the date access to the Amwell Platform is provided. The Company uses a time-elapsed method to measure progress because the Company transfers control evenly over the contractual period.

Clients can also purchase access to the Company's co-branded digital care practice hosted on the Company's shared services platform (the "Amwell Practice"). The implementation services for the Amwell Practice do not significantly modify or customize the Amwell Practice, typically occur over a few days, and can be performed by other entities. Therefore, access to the Amwell Practice and the implementation services are separate outputs promised by the Company and represent two distinct performance obligations.

Clients may be billed prior to the related goods or services being transferred to the client. In determining the transaction price, the Company adjusts the promised amount of consideration for a significant financing component if the timing of payments agreed to by the parties in the contract provide the client a significant benefit of financing. The Company has applied the practical expedient and recognizes the promised amount of consideration without adjusting for the effects of a significant financing component if the Company expects, at contract inception, that the period between the transfer of goods or services to the client when the client pays for that good or service will be one year or less. As of December 31, 2024, the effect of the financing component is not significant and does not materially change the amount of revenue that would be recognized under a contract.

The total fixed consideration is allocated to each distinct performance obligation based on standalone selling price ("SSP") which reflects the amount that the Company charges for each performance obligation if it was sold separately in a standalone sale. The fixed consideration to access the Amwell Practice is recognized on a straight-line basis over the contract term beginning on the date access to the Amwell Practice is provided. A time-elapsed method is used to measure progress because the Company transfers control evenly over the contractual period. The fixed consideration related to the implementation services is recognized as the services are performed.

In addition to the fixed consideration received from the Amwell Platform and Amwell Practice, the Company can also receive variable consideration based on the number of members serviced (that is, a stated fee per member per month). The Company allocates the per member per month variable consideration to the month that the fee is earned, correlating with the amount of services it is providing, which is consistent with the allocation objective of the series guidance. Revenue recognized from the per member per month variable consideration does not represent a significant portion of total revenue for the years ended December 31, 2024, 2023 and 2022.

Some contracts with clients contain a renewal option which allows the client to continue access to the Amwell Platform for a stated price after the initial contractual term has ended. These renewal options are evaluated on a case-by-case basis but generally do not provide a material right as they are priced at or above the price for the same service that the Company offers to similar clients and, as such, would not result in a separate performance obligation.

Visits

The Company also generates revenue when either the Amwell Platform or the Amwell Practice is utilized to conduct a medical visit. In the event of a visit, the fee that is earned upon completion of the visit is allocated to the specific day of performance, as the visit fee meets the criteria to allocate variable consideration to a distinct service within a series of distinct services that comprise the single performance obligation. Therefore, visit fees are recognized when the visits are completed, and the Company has delivered on its stand-ready obligation to provide access to the medical professional.

In addition, clients can visit with the Company's affiliated medical group without purchasing access to an Amwell Platform or Amwell Practice. These direct-to-consumer virtual care visits are available through the Company's website where clients can conduct a visit with the Company's affiliated medical group for a fixed fee. The Company's affiliated medical group is responsible for fulfilling the promise to the client to perform the medical visit. The Company has discretion in establishing the price for the visit, is responsible for the resolution of any client issues, and is exposed to credit risk for the receivable due from the client. Therefore, the Company recognizes the visit fee on a gross basis upon completion of the visit.

Other

Other revenue primarily represents professional services associated with the Amwell Platform. After implementation of the Amwell Platform has been completed, some clients purchase other professional services, which are designed to help clients enhance their ability to use the Amwell Platform. For the majority of arrangements, the Company prices these professional services on a time and material basis, has standalone selling price for these services, and recognizes revenue as services are performed. Other revenue also includes sale of hardware products, such as the Company's digital care carts and kiosks. Revenue from the sale of hardware products to clients is recognized upon the transfer of control, which occurs upon shipment of the product.

Deferred Revenue

Deferred revenue includes amounts collected or billed in excess of revenue recognized. Deferred revenue is recognized as revenue as the related performance obligations are satisfied. Deferred revenue that will be recognized during the succeeding twelve-month period is recorded as a current liability and the remaining portion is recorded as a noncurrent liability on the consolidated balance sheet.

Leases

The Company determines at the inception of a contract if such arrangement is or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company classifies leases at the lease commencement date as operating or finance leases and records a right-of-use asset and a lease liability on the consolidated balance sheet for all leases with an initial lease term of greater than 12 months. Leases with an initial term of 12 months or less are not recorded on the balance sheet, but payments are recognized as expense on a straight-line basis over the lease term.

The Company's contracts may contain both lease and non-lease components. Non-lease components may include maintenance, utilities, and other operating costs. The Company combines the lease and non-lease components of fixed costs in its lease arrangements as a single lease component. Variable costs, such as utilities or maintenance costs, are not included in the measurement of right-of-use assets and lease liabilities, but rather are expensed when the event determining the amount of variable consideration to be paid occurs.

Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of future lease payments over the expected lease term. The Company determines the present value of future lease payments by using its estimated secured incremental borrowing rate for that lease term as the interest rate implicit in the lease is not readily determinable. The Company estimates its secured incremental borrowing rate for each lease based on the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term.

Certain of the Company's leases include options to extend or terminate the lease. The amounts determined for the Company's right-of-use assets and lease liabilities generally do not assume that renewal options or early-termination provisions, if any, are exercised, unless it is reasonably certain that the Company will exercise such options.

Recently Issued and Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, _Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures_ ("ASU 2023-07"), which includes amendments to improve reportable segment disclosures. The guidance was adopted with the fiscal year ended December 31, 2024 and impacted the disclosures related to segments (see Note 3).

In December 2023, the FASB issued ASU No. 2023-09, _Income Taxes (Topic 740): Improvements to Income Tax Disclosures_ ("ASU 2023-09"), which includes amendments to improve income tax disclosures primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. We are evaluating the effect that this guidance will have on our consolidated financial statement disclosures.

In March 2024, the U.S. Securities and Exchange Commission ("SEC") adopted the final rule under SEC Release No. 33-11275, The Enhancement and Standardization of Climate-Related Disclosures for Investors. This rule would require

registrants to disclose certain climate-related information in registration statements and annual reports. In April 2024, the SEC issued an order staying the final rule. Prior to this stay, the disclosure requirements would have applied to the Company's fiscal year beginning January 1, 2026. The Company is currently evaluating the final rule to determine its impact on the Company's disclosures.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of income statement expenses* ("ASU 2024-03"), which requires disaggregated information about certain income statement expense line items on an annual and interim basis. ASU 2024-03 is effective for annual periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and can be applied prospectively or retrospectively. We are evaluating the effect that this guidance will have on our consolidated financial statement disclosures.

3. Segment Information

The Company operates and manages its business as one reportable and operating segment. The Company's enterprise platform and software as a service solutions enable hybrid care delivery for our customers. The measure of segment assets is reported on the balance sheet as total consolidated assets. In addition, the Company derives revenue primarily in the United States and manages the business activities on a consolidated basis.

The Company generates revenues from the use of our enterprise platform and software as a service in the form of recurring subscription fees for use. We also generate revenue from the performance of patient visits and other related professional services and hardware sales. The accounting policies are the same as those described in the summary of significant accounting policies.

The Company's chief operating decision maker (CODM), its Chief Executive Officer, reviews financial information presented on a consolidated basis and decides how to allocate resources based on net loss. Consolidated net loss is used for evaluating financial performance. The monitoring of budgeted versus actual results are used in assessing performance of the Company and in establishing management's compensation.

The significant expense categories and amounts align with information that is regularly provided to the CODM. Significant segment expenses, which represent the difference between revenue and net loss, consist of the following:

	Years Ended December 31,		
	2024	2023	2022
Employee compensation	192,812	202,380	197,183
Consulting costs	24,267	43,135	68,433
Provider cost	69,538	72,000	73,254
Stock-based compensation expense	47,505	72,040	69,144
Other segment expense items [1]	137,776	561,635	145,029
Total costs and operating expenses	471,898	951,190	553,043

(1) Other segment expense items primarily include hosting, hardware, corporate compliance, severance, strategic transformation costs, amortization, depreciation, bad debt, goodwill impairment and overhead expenses.

4. Revenue and Deferred Revenue

Revenue

The following table presents the Company's revenues disaggregated by revenue source:

	Years Ended December 31,		
	2024	2023	2022
Platform subscription	$ 115,543	$ 112,361	$ 120,919
Visits	116,456	119,485	124,350
Other	22,365	27,201	31,921
Total Revenue	$ 254,364	$ 259,047	$ 277,190

Contract Balances

The Company has rights to consideration for services completed but not billed at the reporting date. Unbilled receivables are classified as receivables when the Company has the right to invoice the client. Unbilled receivables as of December 31, 2024 and December 31, 2023 is $13,628 and $5,500, respectively, and has been included within accounts receivable on the consolidated balance sheet.

Contract liabilities consist of deferred revenue and include billings in advance of performance under the contract. Such amounts are recognized as revenue over the contractual period. For the years ended December 31, 2024, 2023 and 2022, the Company recognized revenue of $36,430, $40,595, and $56,595, respectively, that was included in the corresponding contract liability balance at the beginning of the periods presented.

The Company receives payments from clients based upon contractual billing schedules. The Company typically invoices its clients annually in advance for their annual software access fee. The Company records accounts receivable when the right to consideration becomes unconditional. Payment terms on invoiced amounts are typically net 30 days.

Deferred Revenue

Significant changes in the Company's deferred revenue balance for the years ended December 31, 2024, 2023 and 2022:

	Years Ended December 31,		
	2024	2023	2022
Total deferred revenue, beginning of the period	$ 52,456	$ 55,794	$ 75,896
Additions	130,559	124,091	106,330
Recognized	(127,003)	(127,429)	(126,432)
Total deferred revenue, end of the period	$ 56,012	$ 52,456	$ 55,794
Current deferred revenue	53,232	46,365	49,505
Non-current deferred revenue	2,780	6,091	6,289
Total	$ 56,012	$ 52,456	$ 55,794

Transaction Price Allocated to Remaining Performance Obligations

As of December 31, 2024 and 2023, the aggregate amount of the transaction price allocated to remaining performance obligations was $143,529 and $217,736, respectively. The substantial majority of the unsatisfied performance obligations will be satisfied over the next three years. As it pertains to the December 31, 2024 amount, the Company expects to recognize 74% of the transaction price in the year ending December 31, 2025 in its consolidated statement of operations and comprehensive loss with the remainder recognized thereafter.

5. Variable Interest Entities

The Company provides services pursuant to contracts with PCs which in turn contracts with physicians to provide virtual care medical services. The PC's collectively represent the Company's affiliated medical group. The PCs were designed and structured to comply with the relevant laws and regulations governing professional medical practice, which generally prohibits the practice of medicine by lay persons or entities. To satisfy these regulatory requirements, all of the issued and outstanding equity interests of the PCs are owned by a licensed medical professional nominated by the Company (the "Nominee Shareholder"). Upon formation of the PCs, and initial issuance of equity interests, the Nominee Shareholder contributes a nominal amount of capital in exchange for their interest in the PC. The Company then executes with each PC a Business Support Agreement ("BSA"), which provide for various administrative and management services to be provided by the Company to the PC, and a Stock Transfer Agreement ("STA"), which provide for transition of ownership of the PCs.

The Company provides all of the necessary capital for the operations of the PCs through loans to the PCs. The Company also has exclusive responsibility for the provision of all nonmedical services including contracting with clients who access the PCs for a medical visit, handling all financial transactions and day-to-day operations of each PC, overseeing the establishment of virtual care policies and protocol, and making recommendations to the PC in establishing the guidelines for the employment and compensation of the physicians and other employees of the PCs. In addition, the STA provides that the Company's Board of Directors has the power and authority to change the Nominee Shareholder at any time for any reason, and designate a new Nominee Shareholder who will purchase the equity interests from the predecessor Nominee Shareholder

for the same nominal amount, effectively limiting the Nominee Shareholder's rights to returns of the PC. The Nominee Shareholders, notwithstanding their legal form of ownership of equity interests in the PC, have no substantive profit-sharing rights in the PCs.

Based upon the provisions of these agreements, the Company determined that the PCs are variable interest entities due to its equity holder having insufficient capital at risk, and the Company has a variable interest in the PCs. The Company consolidated the PCs under the VIE model since the Company has the power to direct activities that most significantly impact the PCs economic performance and the right to receive benefits or the obligation to absorb losses that could potentially be significant to the PCs.

Furthermore, as a direct result of nominal initial equity contributions by the Nominee Shareholder, the financial support the Company provides to the PCs (e.g. loans) and the provisions of the STA, the interests held by noncontrolling interest holders lack economic substance and do not provide them with the ability to participate in the residual profits or losses generated by the PCs. Therefore, all income and expenses recognized by the PCs are allocated to the Company's stockholders.

The aggregate carrying value of total assets and total liabilities included on the consolidated balance sheets for the PCs after elimination of intercompany transactions were $34,050 and $2,053, respectively, as of December 31, 2024 and $33,842 and $1,803, respectively as of December 31, 2023.

Total revenue included on the consolidated statements of operations and comprehensive loss for the PCs after elimination of intercompany transactions was $61,357, $72,349 and $74,389 for the years ended December 31, 2024, 2023 and 2022, respectively. Net loss included on the consolidated statements of operations and comprehensive was not material for the years ended December 31, 2024, 2023 and 2022.

6. National Telehealth Network

In 2012, the Company and an affiliate of Elevance Health, Inc. formed NTN to expand the availability and adoption of telemedicine. The Company did not have a controlling financial interest in NTN, but it had the ability to exercise significance influence over the operating and financial policies of NTN. Therefore, the Company accounted for its investment in NTN using the equity method of accounting through December 31, 2015.

On January 1, 2016, the Company made an additional investment in NTN, which increased its ownership percentage above 50%. The Company also obtained the right to elect the Chairman of NTN who has the ability to cast the tie-breaking vote in all decisions. Therefore, on January 1, 2016, the Company obtained control over NTN and has the power to direct the activities that most significantly impact NTN's economic performance. This step-acquisition was accounted for as a business combination and the results of the operations of NTN from January 1, 2016, have been included in the Company's consolidated financial statements. However, because the Company owns less than 100% of NTN, the Company recognizes net income (loss) attributable to non-controlling interest in the consolidated statements of operations and comprehensive loss equal to the percentage of the ownership interest retained in NTN by the respective non-controlling party.

The proportionate share of the loss attributed to the non-controlling interest amounted to $4,495, $4,007 and $1,643 for the years ended December 31, 2024, 2023 and 2022, respectively. The carrying value of the non-controlling interest was $11,472 and $15,967 as of December 31, 2024 and 2023.

7. Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The following tables presents the Company's fair value hierarchy for its assets and liabilities that are measured at fair value on a recurring basis and indicate the level within the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value:

| | December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Money market funds	$ 140,639	$ —	$ —	$ 140,639
Total financial assets:	$ 140,639	$ —	$ —	$ 140,639

| | December 31, 2023 | | | |
	Level 1	Level 2	Level 3	Total
Money market funds	$ 299,300	$ —	$ —	$ 299,300
Total financial assets:	$ 299,300	$ —	$ —	$ 299,300

As of December 31, 2024 and 2023, the Company's cash equivalents were invested in money market funds and were valued based on Level 1 inputs. During the years ended December 31, 2024 and 2023, there were no transfers between Level 1, Level 2 and Level 3. Interest income for the years ended December 31, 2024, 2023 and 2022 was $11,770, $9,306 and $4,957, respectively.

8. Allowance for Credit Losses

Changes in the allowance for credit losses were as follows:

| | Years Ended December 31, | | |
	2024	2023	2022
Allowance for credit losses, beginning of the period	$ 2,291	$ 1,884	$ 1,809
Provisions	7,093	1,034	803
Write-offs	(2,148)	(627)	(728)
Allowance for credit losses, end of the period	$ 7,236	$ 2,291	$ 1,884

9. Deferred Contract Acquisition and Contract Fulfillment Costs

The following table represents a rollforward of the Company's deferred contract acquisition costs:

| | December 31, | |
	2024	2023
Beginning balance as of January 1	$ 7,054	$ 4,788
Additions to deferred contract acquisition costs	3,214	4,511
Amortization of deferred contract acquisition costs	(2,450)	(2,266)
Currency translation adjustments	45	21
Ending balance	$ 7,863	$ 7,054
Deferred contract acquisition costs, current	$ 2,513	$ 2,262
Deferred contract acquisition costs, noncurrent	5,350	4,792
Total	$ 7,863	$ 7,054

Amortization expense related to deferred contract acquisition costs for the years ended December 31, 2024, 2023 and 2022 was $2,450, $2,266 and $1,683, respectively.

The following table represents a rollforward of the Company's deferred contract fulfillment costs:

| | December 31, | |
	2024	2023
Beginning balance as of January 1	$ 901	$ 1,281
Additions to deferred contract fulfillment costs	612	52
Amortization of deferred contract fulfillment costs	(459)	(432)
Ending balance	$ 1,054	$ 901
Deferred contract fulfillment costs, current	$ 447	$ 309
Deferred contract fulfillment costs, noncurrent	607	592
Total	$ 1,054	$ 901

Amortization expense related to deferred contract fulfillment costs for the years ended December 31, 2024, 2023 and 2022 was $459, $432 and $620, respectively.

10. Property and Equipment, Net

Property and equipment, net consisted of the following:

| | As of December 31, | |
	2024	2023
Furniture and fixtures	$ 229	$ 232
Computer and office equipment	7,440	7,322
Computer software	5,110	5,125
Leasehold improvements	685	692
	13,464	13,371
Less: Accumulated depreciation and amortization	(13,088)	(12,799)
Property and equipment, net	$ 376	$ 572

Depreciation and amortization expense related to property and equipment was $315, $631 and $1,515 for the years ended December 31, 2024, 2023 and 2022, respectively. During the year ended December 31, 2022 the Company disposed of fully depreciated assets with a gross value of $1,139.

11. Goodwill and Intangible Assets

Goodwill consisted of the following as of:

| | December 31, | |
	2024	2023
Beginning Balance as of January 1	$ —	$ 435,279
Purchase accounting adjustment	—	—
Goodwill Impairment	—	(436,479)
Currency translation adjustments	—	1,200
Ending Balance	$ —	$ —

2023 Goodwill Impairment

In the third quarter of 2023, the Company experienced triggering events, due to sustained decreases in the Company's publicly quoted share price and market capitalization, prompting impairment assessments of goodwill and long-lived assets including definite-lived intangibles. As such, the Company assessed the definite-lived intangible assets or other long-lived assets for impairment by performing an undiscounted cash flow analysis to establish fair value. The significant estimates used in fair value methodology, which are based on Level 3 inputs, include the Company's expectations for future operations and projected cash flows, including revenue, gross margin and operating expenses. The assessment did not result in an impairment of definite-lived intangible assets or other long-lived assets, as they passed the recoverability test. No triggering events were identified in the fourth quarter of 2023.

The Company also identified indicators of goodwill impairment for the single reporting unit which required an interim goodwill impairment assessment in each of the three quarters. In performing the quantitative assessment of goodwill, our reporting unit's carrying amount exceeded its fair value. The Company estimated the reporting unit's fair value based on the market capitalization and a related control premium of 30% (amount paid by a new controlling shareholder for the benefits resulting from synergies and other potential benefits derived from controlling the acquired company). The Company evaluates the implied control premium or discount by comparing it to control premiums or discounts of recent comparable market transactions, as applicable. As a result of the interim quantitative impairment assessments, the Company recorded $436,479 non-deductible, of non-cash goodwill impairment charges for the year ended December 31, 2023. The goodwill balance as of December 31, 2023 is $0.

Identified intangible assets consisted of the following as of:

	Gross Amount		Accumulated Amortization		Carrying Value	Weighted Average Remaining Life
December 31, 2024						
Customer relationships	$	80,437	$	(41,199)	39,238	5.7
Contractor relationships		535		(370)	165	4.0
Trade name		13,731		(7,404)	6,327	3.2
Technology		88,350		(58,606)	29,744	2.4
Internally developed software		40,314		(14,250)	26,064	3.7
	$	223,367	$	(121,829)	$ 101,538	

	Gross Amount		Accumulated Amortization		Carrying Value	Weighted Average Remaining Life
December 31, 2023						
Customer relationships	$	80,558	$	(33,109)	47,449	6.5
Contractor relationships		535		(329)	206	5.0
Trade name		14,303		(5,389)	8,914	4.1
Technology		90,204		(45,482)	44,722	3.3
Internally developed software		25,210		(6,253)	18,957	2.4
	$	210,810	$	(90,562)	$ 120,248	

The Company capitalized $15,103 and $15,056 of costs during the year ended December 31, 2024 and December 31, 2023, respectively, related to internally developed software to be sold as a service incurred during the application development stage and is amortizing these costs over the expected lives of the related technology. Amortization expense related to intangible assets for the years ended December 31, 2024, 2023 and 2022 was $32,660, $30,861 and $24,638, respectively.

Estimated future amortization expense of the identified intangible assets as of December 31, 2024, is as follows:

2025	$	34,978
2026	$	25,121
2027	$	14,526
2028	$	12,063
2029	$	7,428
Thereafter	$	7,422
		101,538

12. Accrued Expenses

Accrued expenses consist of the following:

	As of December 31,	
	2024	2023
Employee compensation and benefits	$ 25,988	$ 15,573
Professional services	3,791	3,838
Provider services	9,461	7,437
Other	10,086	12,140
Total	$ 49,326	$ 38,988

13. Stockholders' Equity

Undesignated Preferred Stock

In connection with our IPO in September 2020, we filed an Amended and Restated Certificate of Incorporation which authorizes the issuance of 100,000,000 shares of undesignated preferred stock, par value of $0.01 per share, with rights and preferences, including voting rights, designated from time to time by our board of directors. No shares of preferred stock were issued or outstanding as of December 31, 2024 and December 31, 2023.

Common Stock

In connection with the IPO, the Company filed an Amended and Restated Certificate of Incorporation which authorizes capital stock of 1,000,000,000 shares of Class A common stock, par value $0.01 per share, 100,000,000 shares of Class B common stock, par value $0.01 per share, and 200,000,000 shares of Class C common stock, par value $0.01 per share. Except for the rights noted below, each Class A, Class B and Class C common stock have the same rights, are equal in all respects and are treated by us as one class of shares. Each share of Class A and Class C common stock is entitled to one vote per share on all matters presented for a vote, except that Class C common stock does not have the right to vote for elections of directors. Subject to certain conditions, Class B common stock is collectively entitled to a number of votes equal to the product of (x) 1.0408163 and (y) the total number of votes that would be cast at such time by the holders of the Class A and Class C common stock and any other preferred stock entitled to vote under the certificate of incorporation at such time (resulting in the Class B common stock collectively holding 51% of the total outstanding voting power), and each share of Class B common stock will be entitled to a number of votes equal to the total number of votes held by all Class B common stock divided by the total number of then outstanding shares of Class B common stock. Shares of Class B and Class C common stock will be converted into shares of Class A common stock on a one-for-one basis upon the occurrence of certain events. Shares of Class B common stock will automatically convert on the first business day (i) after the date on which the outstanding shares of Class B common stock constitutes less than 5% of the aggregate number of shares of common stock then outstanding, (ii) after the date on which neither founder is serving as an executive officer or (iii) following seven years after the date the amended and restated certificate of incorporation becomes effective, provided that, such period may, to the extent permitted by law and applicable stock exchange rules, be extended for three years upon the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class A common stock entitled to vote thereon, voting separately as a class. Shares of Class C common stock will be convertible at the option of the holder upon determination that a Hart-Scott-Rodino Antitrust Improvements Act ("HSR") filing is not necessary prior to the holder's conversion of such shares or, if required, upon expiration or termination of the HSR waiting period.

Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend right of the preferred stockholders. No dividends have been declared through December 31, 2024.

In the year ended December 31, 2022 the Company issued 1.0 million and 5.0 million shares of Class A common stock at a fair value of $4.21 and $2.61 per share in connection with the settlement of the earnouts for Conversa and SilverCloud, respectively. In the year ended December 31, 2022 the Company also issued 0.6 million shares of Class A common stock in relation to the early settlement of the bonus escrow.

In the year ended December 31, 2024 no shares of Class B common stock were converted to Class A common stock. As of December 31, 2024 the par value of the Class A, Class B and Class C shares was $139, $14 and $3, respectively.

	Shares Authorized	Shares Issued	Shares Outstanding
Class A	1,000,000,000	13,922,877	13,922,877
Class B	100,000,000	1,369,518	1,369,518
Class C	200,000,000	277,777	277,777
	1,300,000,000	15,570,172	15,570,172

As of December 31, 2024 and 2023, the Company had reserved 4,622,750 and 3,725,304 shares of common stock for the exercise of outstanding stock options, the vesting of restricted stock units and the number of shares remaining available for future grant, respectively.

Stock Plans and Stock Options

The Company maintains the 2006 Employee, Director and Consultant Stock Plan as amended and restated (the "2006 Plan"), the 2020 Equity Incentive Plan (the "2020 Plan") and 2024 Inducement Plan (the "2024 Plan" together, the "Plans") under which it has granted incentive stock options, non-qualified stock options, and restricted stock units to employees, officers, and directors of the Company. In connection with the adoption of the 2020 Plan, the then-remaining shares of common stock reserved for grant or issuance under the 2006 Plan became available for issuance under the 2020 Plan, and no further grants will be made under the 2006 Plan. The Plans are administered by the board of directors with respect to awards to non-employee directors and by the compensation committee, with respect to other participants, are collectively, referred to as the plan administrator. The exercise prices, vesting and other restrictions are determined at the discretion of the plan administrator. Options issued under the Plans are exercisable for periods not to exceed ten years, and vest and contain such other terms and conditions as specified in the applicable award document. Options to buy common stock are issued under the Plans, with exercise prices equal to the closing price of shares of the Company's common stock on the New York Stock Exchange on the date of award. Stock options granted under the Plans typically vest over four years and expire ten years after the grant date. The Company had 771,730 shares available for grant as of December 31, 2024.

Activity under the Plans is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2024	499,442	$ 101.82	4.6	$ —
Forfeited	(66,892)	$ 95.91		
Expired	(4,840)	$ 36.00		
Outstanding as of December 31, 2024	427,710	$ 103.49	3.7	$ —
Vested and expected to vest as of December 31, 2024	427,351	$ 103.48	3.7	$ —
Options exercisable as of December 31, 2024	427,490	$ 103.49	3.7	$ —

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2024, 2023 and 2022, was $0, $206 and $5,167, respectively. The aggregate intrinsic value of common stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company's common stock for those stock options that had exercise prices lower than the fair value of the Company's common stock.

There were no options granted during the years ended December 31, 2024, 2023 and 2022.

The Company received cash proceeds from the exercise of common stock options of $569 and $5,740 during the years ended December 31, 2023 and 2022, respectively. No stock options were exercised in the year ended December 31, 2024.

Restricted Stock Units

The following table summarizes the unvested restricted stock unit activity for the year ended December 31, 2024:

	Shares		Weighted Average Grant Date Fair Value
Unvested as of January 1, 2024	1,119,107	$	74.39
Granted	1,903,463		19.44
Vested	(1,031,080)		46.04
Forfeited	(637,450)		50.44
Unvested as of December 31, 2024	1,354,040	$	30.01

The total grant date fair value of RSU's granted for the years ended December 31, 2024, 2023 and 2022 was $37,010, $39,419 and $63,987, respectively. The aggregate intrinsic value of restricted stock units vested for the years ended December 31, 2024, 2023 and 2022 was $13,744, $18,773 and $22,218, respectively.

Restricted Stock Units with a Market Condition

The total grant-date fair value of performance-based market condition share awards granted during the year ended December 31, 2023 and 2022 was $5,805 and $63,157, respectively. No performance-based market condition share awards were granted during the year ended December 31, 2024. In the year ended December 31, 2024, the Company cancelled 422,319 restricted stock units with a market condition that were not expected to vest. The Company subsequently issued 595,462 restricted stock units to the individuals who had held the canceled awards. The cancelation and subsequent issuance was treated as a modification.

	Shares		Weighted Average Grant Date Fair Value
Unvested as of January 1, 2024	1,335,803	$	45.82
Granted	—		—
Vested	—		—
Cancelled/Forfeited	(559,923)		54.56
Unvested as of December 31, 2024	775,880	$	39.51

The weighted average estimated fair value of the performance-based market condition share awards granted during the year ended December 31, 2024 and December 31, 2023 was determined using a Monte-Carlo valuation simulation, with the following most significant weighted-average assumptions:

	Years Ended December 31,				
	2024		2023		2022
Risk-free rate	N/A		4.61%		2.34%
Term to end of performance period (yrs)	N/A		3 years		3 years
Weighted average valuation date stock price	N/A	$	2.76	$	3.50
Expected volatility	N/A		70%		75%
Expected dividend yield	N/A		0%		0%

2020 Employee Stock Purchase Plan

In July and August 2020, the Company's board of directors adopted, and the Company's stockholders approved, the 2020 Employee Stock Purchase Plan ("ESPP"). Rights granted under the ESPP will be issued only with respect to shares of Class A common stock. The purchase price of the shares will not be less than 85% of the fair market value of Class A common stock on the lower of the purchase date, which will be the final trading day of the purchase period, or the enrollment date, which will be the first trading day of the offering period.

During the years ended December 31, 2024, 2023 and 2022 the Company issued 115,527, 61,216 and 35,168 shares under the ESPP. As of December 31, 2024 329,741 shares remained available for issuance.

Stock-Based Compensation

Stock-based compensation expense was classified in the consolidated statements of operations and comprehensive loss as follows:

| | Years Ended December 31, | | |
	2024	2023	2022
Cost of revenues	$ 1,470	$ 1,681	$ 1,605
Research and development	7,160	10,348	10,236
Selling and marketing	4,954	8,613	7,182
General and administrative	33,921	51,398	50,121
Total	$ 47,505	$ 72,040	$ 69,144

As of December 31, 2024, total unrecognized compensation cost related to the unvested common stock-based awards was $29,672, which is expected to be recognized over a weighted-average period of 1.9 years.

14. Commitments and Contingencies

Leases

The Company's primary lease represents the lease for its corporate headquarters in Boston, Massachusetts. The Company modified the corporate headquarter lease during the third quarter of 2021. Rent expense for the years ended December 31, 2024, 2023 and 2022 was $3,746, $4,292 and $4,967. The carrying value of the Company's right-of-use assets are substantially concentrated in real estate as the Company primarily leases office space. The Company's policy is not to record leases with an original lease term of one year or less on the consolidated balance sheets. The Company recognizes lease expense for these short-term leases on a straight-line basis over the lease term. The Company does not have any lease contracts with the option to purchase as of December 31, 2024.

| | Years Ended December 31, | | |
	2024	2023	2022
The components of lease cost under ASC 842 were as follows:			
Operating lease cost	$ 3,390	$ 3,495	$ 3,694
Short-term lease cost	—	—	—
Variable lease cost	—	—	—
Total lease cost	$ 3,390	$ 3,495	$ 3,694

| | Years Ended December 31, | | |
	2024	2023	2022
Supplemental cash flow information:			
Cash paid for amounts included in measurement of lease liabilities:			
Operating cash flows from operating leases	$ 3,690	$ 3,527	$ 2,672
Non-cash lease activity:			
Right-of-use lease assets obtained in exchange for new operating lease liability:			
Operating leases	$ —	$ —	$ 851

	As of December 31,	
	2024	**2023**
Supplemental balance sheet information related to leases is as follows:		
Operating leases		
Operating lease right-of-use assets	$ 7,203	$ 10,453
Total operating right-of-use lease assets	$ 7,203	$ 10,453
Operating lease liabilities, current	3,690	3,580
Operating lease liabilities, net of current portion	4,511	8,206
Total operating lease liabilities	$ 8,201	$ 11,786
Weighted-average remaining lease term (in years)	2.2 years	3.2 years
Weighted-average discount rate	1.2%	1.2%

As of December 31, 2024, minimum future lease payments for these operating leases were as follows:

Years ending December 31,	
2025	3763
2026	3647
2027	893
2028	—
2029	—
Thereafter	—
Total lease payments	$ 8,303
Less imputed interest	(102)
Total present value of lease liabilities	$ 8,201

Indemnification

The Company's arrangements generally include certain provisions for indemnifying clients against third-party claims asserting infringement of certain intellectual property rights in the ordinary course of business. The Company also regularly indemnifies clients against third-party claims that the company's products or services breach applicable law or regulation or from claims resulting from a breach of the business associate agreement in place with the client. In addition, the Company indemnifies its officers, directors and certain key employees while they are serving in good faith in their capacities. Through December 31, 2024, there have been no claims under any indemnification provisions.

Litigation

From time to time, and in the ordinary course of business, the Company may be subject to various claims, charges, and litigation. On September 14, 2020, the Company received a letter from Teladoc Health, Inc. alleging that certain of the Company's cart products and associated peripherals infringe upon their patents. On October 12, 2020, Teladoc Health, Inc filed a claim against the Company related to these allegations. On June 30, 2022, the claim was dismissed pursuant to a confidential settlement between the parties. As of December 31, 2024 and 2023, the Company did not have any pending claims, charges or litigation that it expects would have a material adverse effect on its consolidated financial position, results of operations or cash flows.

15. Income Taxes

During the years ended December 31, 2024, 2023 and 2022 the Company recorded an income tax (expense) benefit of $(2,751), $(3,860) and $(64), respectively. The December 31, 2024 and December 31, 2023 income tax provision is primarily due to foreign income taxes in Israel. The December 31, 2022 income tax provision is primarily due to foreign income taxes in Israel partially offset by losses in Ireland. For the years ended December 31, 2024, 2023 and 2022, the Company's loss before income taxes is primarily generated in the United States as the pre-tax loss from the Company's foreign subsidiaries is not significant.

The components of our current and deferred portions of the provision for income taxes are presented in the table below:

	Years Ended December 31,		
	2024	2023	2022
Current income tax (provision) benefit:			
Federal	$ (40)	$ (237)	$ —
State	(115)	(167)	(22)
Foreign	(2,847)	(3,614)	(3,256)
Total Current	$ (3,002)	$ (4,018)	$ (3,278)
Deferred income tax (provision) benefit:			
Federal	$ —	$ —	$ —
State	—	—	—
Foreign	251	158	3,214
Total Deferred	$ 251	$ 158	$ 3,214
Total provision for income taxes	$ (2,751)	$ (3,860)	$ (64)

The following reconciles the differences between income taxes computed at the federal statutory rate and the provision for income taxes:

	Years Ended December 31,		
	2024	2023	2022
Federal statutory income tax rate	21.0%	21.0%	21.0%
State taxes, net of federal benefit	0.0	1.1	3.7
Valuation allowance	(20.4)	(7.1)	(18.5)
Stock-based compensation	(2.3)	(1.3)	(5.1)
Permanent differences	(2.0)	(14.0)	(0.7)
Research and development credit	5.3	0.0	0.0
Other	(2.9)	(0.3)	(0.4)
Effective income tax rate	(1.3)%	(0.6)%	—%

Deferred tax assets and liabilities reflect the net tax effects of net operating loss and tax credit carryforwards and temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows:

	As of December 31,	
	2024	2023
Deferred tax assets:		
Net operating loss carryforwards	$ 258,002	$ 229,264
Research and development credit carryforwards	15,234	1,660
Deferred revenue	298	2,687
Deferred compensation	7,571	5,687
Leasing obligation	2,138	3,087
Capitalized research expense	45,670	43,476
Other	3,736	2,415
Total deferred tax assets	332,648	288,276
Total valuation allowance	313,147	263,001
Total net deferred tax assets	19,501	25,275
Joint venture investment basis difference	(841)	(1,054)
Intangibles	(15,800)	(20,879)
Right-of-use assets	(1,878)	(2,738)
Other	(2,006)	(1,902)
Total deferred tax assets (liabilities)	(20,525)	(26,573)
Net deferred tax liabilities	$ (1,024)	$ (1,298)

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company's history of cumulative net losses incurred in the U.S. since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net domestic deferred tax assets as of December 31, 2024, 2023 and 2022. Management reevaluates the positive and negative evidence at each reporting period.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2024, 2023 and 2022 related primarily to the increase in net operating loss carryforwards in 2024, 2023 and 2022 and were as follows:

| | Years Ended December 31, | | |
	2024	2023	2022
Valuation allowance as of beginning of the year	$ 263,001	$ 214,776	$ 164,391
Increases recorded to income tax provision	50,146	48,225	50,403
Decreases recorded as a benefit to income tax provision	—	—	(18)
Valuation allowance as of end of year	$ 313,147	$ 263,001	$ 214,776

As of December 31, 2024, the Company has federal net operating loss carryforwards of approximately $985,956, which begin to expire in 2026. The Company's federal net operating losses generated for the years ended after December 31, 2017, which amounted to a total of $757,416, can be carried forward indefinitely. The Company has tax effected state net operating losses of approximately $45,747, which began to expire in 2024. In addition, the Company has federal and state research and development tax credit carryforwards of $12,853 and $3,014, which begin to expire in 2027 and 2035, respectively.

Utilization of the Company's net operating loss ("NOL") carryforwards and research and development ("R&D") credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that have occurred previously or that could occur in the future in accordance with Section 382 of the Internal Revenue Code of 1986 ("Section 382") as well as similar state provisions. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and taxes, respectively. In general, an ownership change as defined by Section 382 results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a three-year period. Since its formation, the Company has raised capital through the issuance of capital stock on several occasions. These financings, combined with the purchasing shareholders' subsequent disposition of those shares, could result in a change of control as defined by Section 382. The Company conducted an analysis under Section 382 to determine if historical changes in ownership through December 31, 2021 would limit or otherwise restrict its ability to utilize its NOL and R&D credit carryforwards. As a result of this analysis, it was determined that $1,680 federal and $6,391 state net operating loss carryforwards generated through December 31, 2021 will expire unused. The Company also conducted an updated analysis under Section 382 to determine if historical changes in ownership through December 31, 2023 would limit or otherwise restrict its ability to utilize its NOL and R&D credit carryforwards. No changes were identified other than those noted in the prior Section 382 study completed as of December 31, 2021. Changes in ownership occurring after December 31, 2023, could affect the limitation in future years, and any limitation may result in expiration of a portion of the NOL or R&D credit carryforwards before utilization.

The Company does not have unrecognized tax benefits related to uncertain tax positions. The Company recognizes both accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company has not recorded any interest and penalties on any unrecognized tax benefits since its inception. The tax years 2006 through 2024 remain open to examination by major taxing jurisdictions to which the Company is subject, which is primarily in the United States (U.S.), as carryforward attributes generated in prior years may still be adjusted upon examination by the Internal Revenue Service (IRS) or state tax authorities if they have or will be used in a future period. The Company files income tax returns in the U.S. federal and various state jurisdictions. There are currently no federal or state audits in progress by the IRS or any other jurisdiction other than Israel for any tax years. Israel has open audits for the years ending December 31, 2021 through December 31, 2023.

16. Related-Party Transactions

Cleveland Clinic

Cleveland Clinic is a related party because a member of the Company's board of directors is an executive advisor to Cleveland Clinic. As of December 31, 2024 and 2023, the Company held short-term deferred revenue of $153 and $43,

respectively from contracts with this client. As of December 31, 2024 and 2023, amounts due from Cleveland Clinic were $216 and $24.

During the years ended December 31, 2024, 2023 and 2022, the Company recognized revenue of $1,566, $2,283 and $2,803, respectively, from contracts with this client.

CCAW, JV LLC

CCAW, JV LLC is a related party because it is a joint venture formed between the Company and Cleveland Clinic for which the Company has a less than majority owned interest in. During the year ended December 31, 2020 the Company made an initial investment in CCAW, JV LLC of $2,940 for its less than 50% interest in the joint venture. During the years ended December 31, 2024 and 2023 the Company made a capital contributed of $3,430 and $3,920, related to a portion of the phase one capital commitment.

As of December 31, 2024 and 2023, the Company held short and long term deferred revenue of $55 and $1,243 from contracts with this client. As of December 31, 2024 and 2023 amounts due from CCAW, JV LLC were $400 and $1,602, respectively. During the year ended December 31, 2024, 2023 and 2022, the Company recognized revenue of $1,599, $1,576 and $1,741 from contracts with this client.

17. Employee Benefit Plan

The Company has established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis, subject to legal limitations. Company contributions to the plan may be made at the discretion of the Company's board of directors. The Company contributed a total of $3,418, $3,639 and $3,363 to the plan for the years ended December 31, 2024, 2023 and 2022, respectively.

18. Net Loss per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows:

| | Years Ended December 31, | | |
	2024	2023	2022
Numerator:			
Net loss	$ (212,638)	$ (679,171)	$ (272,072)
Net loss attributable to non-controlling interest	(4,495)	(4,007)	(1,643)
Net loss attributable to American Well Corporation	$ (208,143)	$ (675,164)	$ (270,429)
Denominator:			
Weighted-average common shares outstanding, basic and diluted	14,999,590	14,212,505	13,712,290
Net loss per share attributable to common stockholders, basic and diluted	$ (13.88)	$ (47.50)	$ (19.72)

The Company's potential dilutive securities, which include stock options, convertible preferred stock and unvested restricted stock units, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares equivalents presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

| | Years Ended December 31, | | |
	2024	2023	2022
Unvested restricted stock units	1,354,040	1,119,107	884,350
Unvested performance market-based stock units	775,880	1,335,803	1,280,114
Options to purchase shares of common stock	427,710	499,442	551,998
	2,557,630	2,954,352	2,716,462

19. Severance and strategic transformation costs

In 2024 the Company has executed a series of individual actions, referred to as strategic transformation actions. Strategic transformation costs include one time employee termination benefits, strategic transformation consulting expenses, as well as other incremental costs resulting from these actions. Employee termination benefits are recorded in accordance with standard Company policy. Strategic transformation costs are recognized in the Company's consolidated financial statements in accordance with GAAP. Charges are recorded when such actions are approved, communicated, and/or implemented. Amounts remaining to be paid for any strategic transformation costs are $3,631 and included in accrued expenses on the consolidated balance sheet.

In the twelve months ended December 31, 2024, the Company recorded charges of $20,892, in connection with individual strategic transformation actions. For the twelve months ended December 31, 2024, these charges consist of $462 recorded as cost of sales, $2,399 recorded as research and development expense, $6,842 as sales and marketing expense, and $11,189 as general and administrative expenses.

20. Subsequent Events

On January 8, 2025, Amwell entered into and closed on an asset purchase agreement relating to the sale of all property and assets owned, leased or licensed by Amwell's wholly owned subsidiary, Aligned Telehealth, LLC ("Aligned"), and affiliated clinical partner, Asana Integrated Medical Group ("Asana" and together with Aligned, "APC"), which are primarily used or held for use in connection with the APC Business, subject to certain specified exclusions such as cash.

In connection with such purchase and sale, the buyer assumed specified contracts and the related accounts receivable and all accounts payable and accrued expenses of the APC Business. The purchase price is comprised of (i) an upfront cash payment of $20,714, which is equal to 1.1x the APC Business' trailing twelve-month revenue, excluding on-site revenue attributable to certain of the APC Business' contracts, subject to customary adjustments and (ii) an additional cash payment (the "Additional Payment") equal to 0.4x the buyer and its affiliates' aggregate revenues arising from the provision of the APC Business to current customers and potential customers in the sales pipeline during the twelve-month period immediately following the closing, excluding revenues arising from the provision of on-site psychiatric services to certain of the APC Business' contracts and other specified revenues, which Additional Payment is payable within ten days following the final determination of the Additional Payment amount. If the buyer experiences certain change-of-control events during the twelve-month period immediately following the closing or if the buyer fails to pay the Additional Payment ("Acceleration Event"), Amwell may elect to receive an amount equal to 0.4x the buyer and its affiliates' aggregate revenues arising from the provision of the APC Business to current customers and potential customers in the sales pipeline of APC during the twelve-month period ending on the last day of the month immediately preceding the month in which the applicable Acceleration Event occurs.

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